

APF Energy Trust

États financiers consolidés
31 décembre 2002 et 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers s.r.l.
Comptables agréés
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Téléphone +1 (403) 509 7500
Télécopieur +1 (403) 781 1825

Le 2 avril 2003

Rapport des vérificateurs

Aux actionnaires de
APF Energy Trust

Nous avons vérifié les bilans consolidés de **APF Energy Trust** aux 31 décembre 2002 et 2001 et les états consolidés des résultats et des bénéfices non répartis, des flux de trésorerie et des distributions en espèces et distributions en espèces cumulées pour les exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie aux 31 décembre 2002 et 2001 ainsi que des résultats de ses activités et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

PricewaterhouseCoopers s.r.l.

Comptables agréés

Calgary, Alberta

APF Energy Trust
Bilans consolidés
Aux 31 décembre 2002 et 2001

	2002 $	2001 $
Actif		
Actif à court terme		
Encaisse	950 402	2 042 909
Comptes débiteurs	21 111 316	9 979 202
Autres éléments d'actif à court terme	2 778 962	2 376 422
	24 840 680	14 398 533
Fonds de restauration des lieux	783 778	29 389
Écart d'acquisition (note 7)	11 475 761	-
Immobilisations (note 5)	260 526 682	183 748 484
	297 626 901	198 176 406
Passif		
Passif à court terme		
Comptes créditeurs et charges à payer	16 943 193	10 024 004
Montants à payer à APF Management Inc. (notes 8 et 13)	3 923 164	1 087 685
Distributions en espèces	3 564 891	2 337 582
	24 431 248	13 449 271
Impôts sur les bénéfices futurs (note 12)	39 624 685	29 430 306
Dette à long terme (note 8)	88 000 000	59 250 000
Obligation au titre de la restauration des lieux (note 6)	6 227 096	3 637 539
	158 283 029	105 767 116
Capitaux propres		
Compte de placement des porteurs de parts (note 10)	214 405 160	141 068 870
Bénéfices non répartis	35 588 861	24 224 117
Montant cumulatif des distributions en espèces	(110 650 149)	(72 883 697)
	139 343 872	92 409 290
	297 626 901	198 176 406

Engagements et éventualités (note 16)

Approuvé par le conseil d'administration,

_______________, administrateur
Martin Hislop

_______________, administrateur
Steven Cloutier

APF Energy Trust
Résultats et bénéfices non répartis consolidés
Exercices terminés les 31 décembre 2002 et 2001

	2002 $	2001 $
Produits		
Pétrole et gaz	92 344 559	68 038 666
Redevances versées, déduction faite du CIAR	(18 707 274)	(13 363 789)
Autres produits	1 676 257	1 885 657
	75 313 542	56 560 534
Charges		
Exploitation	19 747 770	13 086 271
Frais généraux et administratifs (note 13)	4 634 877	3 360 236
Frais de gestion (note 13)	1 976 054	1 503 291
Intérêts sur la dette à long terme	2 833 841	3 047 933
Épuisement et amortissement	30 200 479	19 778 736
Restauration des lieux	2 087 066	1 292 645
Impôts sur le capital et autres impôts	1 901 296	1 172 302
Internalisation d'un contrat de gestion (note 8)	7 297 325	-
	70 678 708	43 241 414
Bénéfice avant impôts sur les bénéfices et participation minoritaire	4 634 834	13 319 120
Recouvrement d'impôts sur les bénéfices futurs (note 12)	(7 133 279)	(5 173 528)
Bénéfice avant participation minoritaire	11 768 113	18 492 648
Participation minoritaire (note 13)	403 369	348 984
Bénéfice net	11 364 744	18 143 664
Bénéfices non répartis au début de l'exercice	24 224 117	6 080 453
Bénéfices non répartis à la fin de l'exercice	35 588 861	24 224 117
Bénéfice net par part – de base et dilué	0,55	1,44

APF Energy Trust
Flux de trésorerie consolidés
Exercices terminés les 31 décembre 2002 et 2001

	2002 $	2001 $
Flux de trésorerie liés aux :		
Activités d'exploitation		
Bénéfice net de l'exercice	11 364 744	18 143 664
Éléments hors trésorerie		
Épuisement et amortissement	30 200 479	19 778 736
Participation minoritaire	403 369	348 984
Impôts sur les bénéfices futurs	(7 133 279)	(5 173 528)
Internalisation d'un contrat de gestion	7 036 629	-
Restauration des lieux	2 087 066	1 292 645
Frais de restauration des lieux (note 6)	(170 611)	(395 611)
	43 788 397	33 994 890
Variation nette des éléments hors caisse du fonds de roulement		
Comptes débiteurs	(7 993 847)	339 583
Autres éléments d'actif à court terme	(327 747)	(992 615)
Comptes créditeurs et charges à payer	6 536 962	(2 412 295)
Montants à payer à un apparenté ou à APF Management	(1 087 685)	401 697
Distribution en espèces	1 227 309	766 923
	(1 645 008)	(1 896 707)
Réserve du fonds pour la restauration des lieux	(754 389)	(29 389)
Distributions en espèces à payer	(37 766 452)	(37 310 851)
	3 622 548	(5 242 057)
Activités d'investissement		
Acquisition d'Alliance Energy Inc.	-	(38 866 268)
Acquisition de Kinwest	(17 361 190)	-
Nouvelles immobilisations	(20 978 686)	(16 224 837)
Achat de propriétés pétrolifères et gazéifères	(28 574 217)	(47 569 698)
Produit de la vente de propriétés	10 569 331	6 903 199
Variation des éléments hors caisse du fonds de roulement, comptes créditeurs	(560 244)	3 957 190
	(56 905 006)	(91 800 414)
Activités de financement		
Émission de parts contre espèces	32 250 016	78 394 000
Émission de parts contre espèces en vertu d'options d'achat d'actions	553 982	990 492
Frais d'émission des parts	(1 860 678)	(5 080 804)
Produit de l'émission de titres d'emprunt à long terme, montant net	21 650 000	25 064 445
Distribution relative à la participation minoritaire de 1 %	(403 369)	(348 984)
	52 189 951	99 019 149
Variation de l'encaisse durant l'exercice	(1 092 507)	1 976 678
Encaisse au début de l'exercice	2 042 909	66 231
Encaisse à la fin de l'exercice	950 402	2 042 909

Renseignements supplémentaires (note 15)

APF Energy Trust

Distributions en espèces et distributions en espèces cumulées consolidées

Exercices terminés les 31 décembre 2002 et 2001

	2002 $	2001 $
Ventes de pétrole et gaz	92 344 559	68 038 666
Autres produits	1 676 257	1 885 657
Montant brut des redevances dérogatoires et des redevances des locateurs	(7 802 341)	(6 128 274)
	86 218 475	63 796 049
Moins les éléments ci-dessous :		
Charges d'exploitation	19 747 770	13 086 271
Frais généraux et administratifs	4 316 930	2 893 732
Frais de gestion	1 976 054	1 503 291
Frais de service de la dette (capital et intérêts)	2 833 841	3 047 933
Apport au fonds de restauration des lieux	925 000	425 000
Impôts sur le capital et autres impôts	1 901 296	1 172 302
Dépenses en immobilisations financées à même les flux de trésorerie	5 143 562	-
	36 844 453	22 128 529
Bénéfice assujetti à la redevance	49 374 022	41 667 520
99 % du bénéfice assujetti à la redevance	48 880 283	41 250 845
Droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances	(10 795 884)	(7 163 159)
Frais généraux et administratifs de la Fiducie	(317 947)	(466 504)
	37 766 452	33 621 182
Remboursement de capital	-	3 689 669
Espèces distribuées et disponibles pour distribution	37 766 452	37 310 851
Espèces distribuées à ce jour	34 201 561	34 973 269
Distributions en espèces à payer	3 564 891	2 337 582
Distributions en espèces déclarées par part, montant réel	1,81	2,98
Distributions en espèces cumulées au début de l'exercice	72 883 697	35 572 846
Distributions déclarées et payées	34 201 561	34 973 269
Distributions déclarées et à payer	3 564 891	2 337 582
Distributions en espèces cumulées à la fin de l'exercice	110 650 149	72 883 697

1 Mode de présentation

APF Energy Trust (la « Fiducie »)

La Fiducie est un fonds de placement à capital variable établi sous le régime des lois de l'Alberta. Les bénéficiaires de la Fiducie (les « porteurs de parts ») sont les porteurs de parts de la redevance émises par la Fiducie (les « parts »).

APF Energy Inc. (« Energy »)

Energy est une société constituée et structurée dans le but d'acquérir, de mettre en valeur, d'exploiter et de céder des propriétés pétrolifères et gazéifères, y compris certaines propriétés initiales, et de verser une redevance sur ces propriétés à la Fiducie.

APF Energy Limited Partnership (« LP »)

LP a été créée dans le but d'acquérir, de mettre en valeur, d'exploiter et de céder des propriétés pétrolifères et gazéifères et de verser une redevance sur ces propriétés à la Fiducie.

2 Principales conventions comptables

Consolidation

Ces états financiers consolidés comprennent les comptes de la Fiducie, d'Energy et de LP et seront désignés comme ceux d'« AFP ». Bien qu'il n'existe pas de lien juridique de propriété entre ces entités, Energy et LP, par l'intermédiaire de la redevance, transfèrent dans les faits la totalité des avantages économiques de leurs activités à la Fiducie. Les porteurs de parts ont également le droit de nommer une majorité des administrateurs d'Energy.

Immobilisations – Pétrole et gaz naturel

APF applique la méthode de la capitalisation du coût entier. Tous les frais d'acquisition des propriétés pétrolifères et gazéifères et les frais de mise en valeur qui s'y rapportent sont capitalisés et cumulés dans un centre de coûts. Les frais d'entretien et de réparation sont portés aux résultats, tandis que les renouvellements et les améliorations, qui prolongent la durée économique des immobilisations, sont capitalisés. Aucuns frais généraux ni administratifs n'ont été capitalisés.

Les gains et les pertes ne sont pas constatés à la cession de propriétés pétrolifères et gazéifères, sauf dans les cas où la cession modifierait de 20 % ou plus le taux d'épuisement.

Plafonnement du coût entier

APF limite le coût total des immobilisations pouvant être reporté et imputé aux résultats d'exercices futurs (le « plafonnement du coût entier »). Le plafonnement du coût entier est un critère de recouvrement des coûts selon lequel les coûts capitalisés, déduction faite de la dotation à l'épuisement cumulée, des frais de restauration des lieux et des impôts futurs, sont limités à un montant équivalant au montant estimatif des produits nets futurs non actualisés qui seront tirés des

réserves prouvées d'après les prix de fin d'exercice, majoré des coûts intacts des propriétés non productives, moins le montant estimatif des frais généraux et administratifs, des frais de restauration des lieux, des frais de gestion et des frais de financement qui seront engagés dans l'avenir ainsi que des impôts sur les bénéfices futurs se rapportant à Energy et qui ne sont pas transférés à la Fiducie. Les distributions futures versées aux porteurs de parts, qu'elles soient exigées ou non en vertu de l'acte de fiducie, ne sont pas considérées comme des frais de financement futurs à l'égard du plafonnement du coût entier. Les coûts et les prix utilisés sont ceux en vigueur à la date du bilan. L'excédent des coûts inscrits au bilan sur le plafond est imputé aux résultats.

Épuisement et amortissement

La provision pour épuisement et amortissement des biens relatifs au pétrole et au gaz, y compris le matériel corporel, est calculée au moyen de la méthode de l'amortissement proportionnel au rendement, d'après la part estimative de la participation directe dans les réserves prouvées, avant les redevances. Les réserves sont converties en unités équivalentes selon le contenu énergétique relatif approximatif.

Frais de restauration et d'abandon des lieux

La provision pour les frais estimatifs de restauration des lieux est établie au moyen de la méthode de l'amortissement proportionnel au rendement. Les frais réels de restauration des lieux sont portés en diminution de la provision cumulée.

Matériel divers

Le matériel divers est comptabilisé au coût et est amorti sur la durée de vie utile estimative des biens, à des taux annuels variant entre 10 % et 30 %.

Écart d'acquisition

L'écart d'acquisition, qui représente l'excédent du prix d'achat sur la juste valeur marchande de l'actif net reçu, fait l'objet d'un test de dépréciation au moins une fois par année. Le montant de la moins-value est déterminé en déduisant de la juste valeur celle de l'actif et du passif d'APF afin de déterminer la juste valeur implicite de l'écart d'acquisition, et en comparant ce montant à la valeur comptable de l'écart d'acquisition d'APF. Tout excédent de la valeur comptable de l'écart d'acquisition sur la juste valeur marchande implicite de l'écart d'acquisition correspond au montant de la moins-value.

Coentreprises

Les activités de production et d'exploitation de pétrole et de gaz naturel sont presque entièrement menées en collaboration avec d'autres. Par conséquent, les comptes représentent la part d'APF de ces activités.

Calculs par part

La Fiducie applique la méthode du rachat d'actions pour déterminer l'effet dilutif des options d'achat d'actions et autres instruments ayant un effet de dilution. Selon la méthode des actions rachetées, seuls les instruments à effet de dilution en jeu ont une incidence sur le calcul des montants dilués.

Les calculs du bénéfice par part sont fondés sur le nombre moyen pondéré de parts en cours durant l'exercice (20 470 210 parts en 2002; 12 578 032 parts en 2001). Les calculs du résultat dilué par part sont fondés sur un nombre additionnel de 57 569 parts, pour un nombre total de 20 527 779 parts (29 928 parts et 12 607 960 parts respectivement en 2001).

Le montant des distributions en espèces déclaré par part est fondé sur le montant réel distribué relativement aux parts en cours à la date de déclaration.

Couverture

La Fiducie utilise à l'occasion des instruments financiers et des contrats de livraison matérielle de marchandises pour réduire son exposition aux fluctuations du prix des marchandises, des taux de change et des taux d'intérêt. Les gains et pertes liés à ces opérations sont reportés et constatés au poste des états financiers auquel l'opération de couverture est liée au moment où la marchandise sous-jacente est vendue ou lorsque les positions sont réglées.

Distributions en espèces

Les distributions en espèces sont calculées selon la comptabilité d'exercice et versées aux porteurs de parts en fonction du montant des fonds qui peuvent être distribués.

Régime de rémunération fondée sur les parts

La Fiducie offre un régime d'options d'achat de parts à prix fixe décrit dans la note 11. Aucune charge de rémunération n'est comptabilisée pour ce régime lorsque des parts ou des options d'achat de parts sont émises aux employés. Toute contrepartie versée par les employés à la levée des options d'achat de parts ou à l'achat de parts est portée au compte d'investissement des porteurs de parts.

Impôts sur les bénéfices

La Fiducie est une fiducie non testamentaire à l'égard de l'impôt sur les bénéfices. À ce titre, elle doit payer l'impôt sur le bénéfice imposable qui n'est pas attribué aux porteurs de parts. Elle a l'intention d'attribuer la totalité du bénéfice imposable aux porteurs. Si la Fiducie devait être tenue de payer des impôts sur les bénéfices, le montant des fonds pouvant être distribués sera réduit en conséquence. La charge d'impôts sur les bénéfices est inscrite dans les comptes d'Energy d'après les taux réglementaires applicables. La charge d'impôts sur les bénéfices est constatée dans les comptes d'Energy selon la méthode axée sur le bilan aux termes de laquelle l'incidence fiscale de l'écart entre la valeur comptable et la valeur fiscale d'un actif ou d'un passif est inscrite.

Estimations de la direction

Les états financiers consolidés comprennent certaines estimations faites par la direction qui pourraient nécessiter des ajustements comptables en fonction d'événements futurs. Les estimations les plus importantes concernent l'épuisement et l'amortissement ainsi que les calculs du plafonnement du coût entier à l'égard des immobilisations, y compris les passifs futurs au titre de l'abandon, qui sont fondés sur des estimations techniques des réserves et des coûts futurs estimatifs.

3 Changement de convention comptable

Le 1er janvier 2002, APF a adopté les recommandations de l'Institut Canadien des Comptables Agréés (« ICCA ») concernant la comptabilisation de la rémunération à base d'actions s'appliquant aux droits octroyés à compter du 1er janvier 2002. APF n'inscrit pas de charge de rémunération à l'égard des droits octroyés aux employés et aux administrateurs.

Le prix d'exercice des droits octroyés dans le cadre du régime de droits d'achat de parts d'APF pourra être réduit au cours d'exercices futurs conformément aux dispositions de ce régime. Le montant de la réduction ne peut pas faire l'objet d'une estimation raisonnable puisqu'il dépend de plusieurs facteurs, y compris, notamment, les prix futurs reçus à la vente de pétrole et de gaz naturel, la production future de pétrole et de gaz naturel, la détermination des montants à retenir des distributions futures pour financer les dépenses en immobilisations et l'achat et la vente de propriétés gazéifères. Par conséquent, il est impossible de déterminer la juste valeur des droits octroyés en vertu du régime de droits d'achat de parts.

Comme il n'est pas possible de déterminer la juste valeur des droits accordés en vertu du régime, les charges de rémunération pour les fins de la présentation de renseignements pro forma ont été déterminées à partir de l'excédent du prix de la part sur le prix d'exercice à la date des états financiers. Pour l'exercice terminé le 31 décembre 2002, la charge imputée au bénéfice net relativement au montant estimatif des frais associés aux droits octroyés aux termes du régime le 1er janvier 2002 ou ultérieurement s'élèverait à 137 021 $.

Le 1er janvier 2001, la méthode du rachat d'actions a été adoptée pour calculer le bénéfice dilué par part. Selon cette méthode, toutes les options dans le cours sont présumées avoir été émises, et le produit de la levée de ces options est présumé être affecté à l'achat de parts au cours moyen de l'exercice. Les parts additionnelles sont incluses dans le dénominateur du calcul du bénéfice dilué par part. L'adoption de cette nouvelle méthode de calcul n'a eu aucune incidence sur le bénéfice net par part.

4 Redevance

La redevance est accordée à la Fiducie conformément au contrat relatif à la redevance. La redevance se compose du droit à 99 % du revenu de la redevance. La redevance n'est pas une participation dans des propriétés, et la Fiducie ne peut recevoir en nature sa part de la production.

« Revenu de la redevance » s'entend des produits nets de production, moins la somme des frais de service de la dette (capital et intérêts), des frais de gestion (dans la mesure où les autres produits ne suffisent pas pour payer les frais de gestion), des frais généraux et administratifs, des impôts (y compris les impôts sur les bénéfices) et des autres frais exigibles d'Energy, et moins les avances versées en vertu des facilités de crédit d'Energy pour financer le paiement de ces frais, qui incluaient la variation de la réserve pour fonds de roulement et pour lesquels, depuis le 1er juillet 1998, la Fiducie doit constituer une réserve pour fonds de roulement.

« Produits nets de production » s'entend :

a) de la somme reçue par Energy relativement à la vente de sa participation dans toutes les substances pétrolières provenant des propriétés, ainsi que le bénéfice net ou la perte nette résultant des swaps de prix de marchandises (mais excluant le CIAR, le produit de la cession de propriétés et les autres produits);

moins :

b) les charges d'exploitation et tous les autres frais payés ou à payer par Energy ou pour son compte relativement à l'exploitation des propriétés, comprenant, sans s'y limiter, les frais engagés pour recueillir, traiter, comprimer, transformer, transporter et commercialiser toutes les substances pétrolières provenant des propriétés et toutes les autres sommes versées à des tiers calculées en fonction de la production provenant des propriétés, dont les redevances dérogatoires brutes et les redevances des locateurs, mais excluant les redevances à la Couronne et autres frais applicables;

c) les dépenses en immobilisations engagées afin d'améliorer ou de maintenir la production des propriétés (mais non pour acquérir des propriétés additionnelles ou des propriétés de remplacement), en excédent des sommes empruntées ou désignées comme obligations différées d'acquisition à l'égard des propriétés, jusqu'à concurrence de 10 % du montant net des flux de trésorerie annuels provenant des propriétés;

d) le montant net des apports au fonds de restauration des lieux d'Energy et la réserve de liquidités;

e) les frais remboursés par ailleurs par l'assurance contre les pertes d'exploitation, l'assurance de biens et l'assurance responsabilité civile, moins les autres produits;

f) les frais occasionnés par la réalisation des autres produits; et

g) les montants devant être payés au fiduciaire aux termes de l'acte de fiducie, comprenant, sans s'y limiter, les montants à payer en vertu de clauses d'indemnisation.

Energy et LP doivent verser à la Fiducie à chaque date de distribution en espèces 99 % du revenu de la redevance reçu par Energy et LP au titre des propriétés pour la période se terminant le dernier jour du mois qui précède cette date.

La Fiducie verse à Energy et à LP 99 % des redevances à la Couronne et des autres droits à la Couronne relativement à la production ou à la propriété des terrains. Energy et LP peuvent se prévaloir en tout temps de leur droit de compensation leur permettant de déduire la somme à rembourser de la redevance qu'elles sont tenues de payer.

Energy et LP emploient les autres produits afin de payer les frais de gestion, d'acheter des placements permis, d'acquitter les coûts des propriétés additionnelles, des propriétés de remplacement et des immobilisations, de combler les pertes nettes, le cas échéant, résultant des swaps de devises et pour les besoins généraux de l'entreprise, ou encore pour rembourser les emprunts contractés à ces fins.

5 Immobilisations, au coût

	2002 $	2001 $
Immobilisations	340 188 499	233 209 822
Épuisement et amortissement cumulé	(79 661 817)	(49 461 338)
	260 526 682	183 748 484

Les charges associées aux propriétés non prouvées exclues des coûts soumis à l'épuisement s'élevaient à 7 934 000 $ au 31 décembre 2002 (4 928 000 $ en 2001).

6 Restauration des lieux

Les frais de restauration des lieux qui seront engagés dans le futur relativement à toutes les propriétés incombent à Energy et à LP. Au 31 décembre 2002, le montant estimatif des frais des restauration futurs non actualisés s'établissait à 29 858 000 $. De ce montant, 6 227 096 $ ont été provisionnés. La provision de l'exercice écoulé s'est établie à 2 087 066 $ (1 292 645 $ en 2001).

Un fonds de restauration des lieux a été établi pour financer les frais futurs de restauration et d'abandon des lieux. Les montants versés au fonds de restauration des lieux au cours de l'exercice se sont élevés à 925 000 $ (425 000 $ en 2001) et ont été retranchés du calcul du bénéfice soumis à la redevance. Les dépenses au titre des activités de restauration des lieux en 2002 ont été de 170 611 $ (395 611 $ en 2001).

7 Acquisitions

a) Kinwest Energy Inc.

Le 30 mai 2002, Energy a acquis la totalité des actions émises et en circulation de deux sociétés fermées, Kinwest Energy Inc. (« Kinwest ») et le coentrepreneur de Kinwest (collectivement l'« acquisition de Kinwest »). L'opération a été comptabilisée suivant la méthode de l'acquisition. Le prix d'achat et la contrepartie versée se ventilent comme suit :

	2002 $
Actif net acquis aux valeurs attribuées	
Découvert bancaire	(3 045 701)
Autres éléments du fonds de roulement	1 641 226
Immobilisations	63 483 000
Écart d'acquisition	11 475 761
Dette prise en charge	(7 100 000)
Obligation au titre de la restauration des lieux	(673 102)
Impôts sur les bénéfices futurs	(15 410 013)
Total de l'actif net acquis	50 371 171
Financement	
Espèces	13 042 044
Émission de parts de fiducie (3 385 510 parts)	36 055 682
Coût d'acquisition – montant dû à un apparenté	838 642
Frais d'acquisition	434 803
Contrepartie totale	50 371 171

b) Alliance Energy Inc.

Le 11 avril 2001, Energy a fait l'acquisition de la totalité des actions en circulation d'Alliance Energy Inc. (« Alliance »). Le prix d'achat a été réglé par le versement de 35,3 M$ au comptant, l'émission par la Fiducie de 0,9 million de parts de fiducie à un prix présumé de 10,05 $ par part, et la prise en charge d'une dette de 8,45 M$.

Avant la conclusion de l'entente portant sur l'acquisition d'Alliance par Energy, Alliance avait convenu d'acheter certaines propriétés productives d'une tierce partie sans lien de dépendance. La contrepartie totale après ajustement s'est élevée à 42,5 M$.

L'acquisition d'Alliance, compte non tenu des propriétés mentionnées ci-dessus qui sont comprises dans le poste « Achat de propriétés pétrolifères et gazéifères » a été comptabilisée selon la méthode de l'acquisition. L'actif net acquis et la contrepartie versée se présentent comme suit :

	2001 $
Actif net acquis aux valeurs attribuées	
Découvert bancaire	(1 453 135)
Fonds de roulement déficitaire	(1 172 881)
Immobilisations	88 098 535
Dette à long terme	(8 450 000)
Impôts sur les bénéfices futurs	(29 950 852)
Provision pour frais de restauration des lieux	(597 464)
Total de l'actif net acquis	46 474 203
Financement	
Émission de parts de fiducie (901 599 parts)	9 061 070
Financement bancaire	35 328 536
Coût d'acquisition – montant dû à un apparenté	701 143
Frais d'acquisition	1 383 454
Contrepartie totale	46 474 203

8 Internationalisation d'un contrat de gestion

Le 18 décembre 2002, les porteurs de parts ont approuvé l'acquisition d'APF Energy Management Inc. (le « gérant »), avec prise d'effet le 31 décembre 2002. Le coût total comprenait 9,25 M$ pour acheter le contrat de gestion plus le coût d'acquisition du fonds de roulement du gérant et les frais connexes à l'opération. La contrepartie totale pour l'opération a été constituée d'un paiement au comptant de 3,9 M$ et de l'émission de 608 185 parts aux porteurs de parts du gérant, selon la ventilation détaillée ci-après :

	2002 $
Actif net acquis	
Encaisse	418 801
Fonds de roulement	629 363
Immobilisations	4 512 104
Impôts sur les bénéfices futurs	(1 917 644)
	3 642 624
Frais d'internalisation d'un contrat de gestion passés en charge	7 297 325
	10 939 949

	2002 $
Contrepartie totale	
Encaisse	3 923 164
Parts de fiducie (608 185 parts)	6 337 288
Frais de l'opération	679 497
Prix d'acquisition total	10 939 949

Même si l'opération n'a été conclue que le 3 janvier 2003, toutes les modalités importantes, dont l'approbation des porteurs de parts et des organismes de réglementation, avaient été satisfaites au 31 décembre 2002. Par conséquent, l'opération a été constatée en 2002.

La contrepartie, qui sera réglée au moyen de l'émission de parts de fiducie, est assujettie en partie à des dispositions d'entiercement. Dans le cas de M. Martin Hislop, chef de la direction, la totalité des 150 526 parts de fiducie devant être émises à son intention est entiercée pour une période de trois ans, le tiers des parts étant débloqué à chaque date anniversaire de l'opération. Dans le cas de M. Cloutier, président et chef de l'exploitation, 80 % des 125 590 parts de fiducie devant être émises à son intention sont entiercées pendant quatre ans, et le quart des parts sera débloqué à chaque date anniversaire de la clôture de l'opération. Les parts de fiducie restantes à émettre à des actionnaires non-membres de la direction du gérant ne sont pas soumises à des dispositions d'entiercement. Les primes de conservation versées par le gérant à trois autres dirigeants ont été affectées à la souscription de 53 665 parts de fiducie au prix de 10,482 $ par part à la clôture. Ces parts de fiducie sont assujetties aux mêmes conditions d'entiercement que les parts de fiducie émises au président.

Avant l'acquisition, APF payait au gérant des honoraires équivalant à 3,5 % du revenu de production net, des frais de restructuration correspondant à 1,5 % du prix d'acquisitions et de cessions et le droit à la redevance conservée de 1 %. L'internalisation a entraîné l'élimination de la totalité de ces frais et de ces honoraires aux termes du contrat de gestion.

9 Dette à long terme

	2002 $	2001 $
Emprunts bancaires	88 000 000	59 250 000

Au 31 décembre 2002, APF avait une facilité de crédit à vue renouvelable avec un consortium d'institutions financières canadiennes. La disponibilité de la facilité de 100,0 M$ était limitée à la base d'emprunt établie par les prêteurs de temps à autre, et qui était au 31 décembre 2002 de 100,0 M$. Il est possible de faire des prélèvements sur la facilité de crédit ou de la rembourser en tout temps, et aucun calendrier de remboursement n'a été établi. Les emprunts bancaires portent intérêt à un taux variable indexé au ratio dette/flux de trésorerie d'APF et dont le minimum est égal au taux préférentiel majoré de 0,125 %, et le maximum, au taux préférentiel majoré de 1,5 % (taux préférentiel majoré de 0,125 % à 1,5 % en 2001) ou le cas échéant, au taux des acceptations bancaires, majoré d'une commission d'acceptation comprise entre 1,125 % et 2,5 % (entre 1,125 %

et 2,5 % en 2001). Les emprunts sont garantis par une débenture remboursable sur demande de 125,0 M$, assortie d'une charge fixe de premier rang grevant tous les biens pétroliers et gaziers d'APF et d'une cession des créances et des contrats de gaz importants d'APF. Au 31 décembre 2002, le taux était le taux préférentiel de 4,5 % majoré de 0,25 %.

Le 5 février 2003, dans le cadre de l'acquisition de Hawk Oil Inc. (note 16), APF et ses prêteurs ont modifié la facilité de crédit pour permettre à APF de prolonger de 364 jours la période de renouvellement en donnant avis aux prêteurs au plus tôt 180 jours et au plus tard 90 jours avant la fin de la période de renouvellement. Si la période de renouvellement n'est pas prolongée, le capital impayé sera converti en un prêt à terme d'un an, non renouvelable, débutant le jour suivant la fin de la période de renouvellement échue. Pendant la période supplémentaire d'un an, APF paiera un sixième du capital impayé le 180e jour après le début de la période supplémentaire d'un an, et un douzième du capital impayé le 90e jour par la suite. La facilité a été portée à 130,0 M$, la base d'emprunt s'établissant à 130,0 M$ le 5 février 2003. Les emprunts porteront intérêt à un taux variable fondé sur le ratio dette/flux de trésorerie d'APF, le taux minimum étant égal au taux préférentiel majoré de 0,125 %, et le taux maximum, au taux préférentiel majoré de 1,625 % ou le cas échéant, au taux des acceptations bancaires, majoré d'une commission d'acceptation comprise entre 1,125 % et 2,00 %. Les emprunts seront garantis par une débenture remboursable sur demande de 175,0 M$, assortie d'une charge fixe de premier rang grevant tous les biens pétroliers et gaziers d'APF et d'une cession de créances et de contrats de gaz importants d'APF.

10 Compte de placement des porteurs de parts

	2002		2001	
	Parts	**Montants $**	**Parts**	**Montants $**
Solde au début de l'exercice	15 583 880	141 068 870	7 139 357	57 704 112
Parts émises pour l'acquisition d'Alliance	-	-	901 599	9 061 070
Parts émises pour l'acquisition de Kinwest	3 385 510	36 055 682	-	-
Parts émises contre espèces	3 303 665	32 250 016	7 430 500	78 394 000
Frais d'émission des parts	-	(1 860 678)	-	(5 080 804)
Parts réservées pour émission (note 8)	608 185	6 337 288	-	-
Parts émises dans le cadre du régime incitatif	61 177	553 982	112 424	990 492
	22 942 417	214 405 160	15 583 880	141 068 870

Les porteurs de parts ont droit de vote à toute assemblée des porteurs de parts.

En 1999, la Fiducie a établi un régime de droits des porteurs de parts et elle a autorisé l'émission de un droit pour chaque part en circulation. Chaque droit permet aux porteurs de parts, dans des circonstances déterminées, d'acquérir, en contrepartie d'un prix de levée de 50,00 $, un nombre de parts dont le prix du marché équivaut au total à deux fois le prix d'exercice des droits.

11 Régime incitatif de droits d'achat de parts de fiducie

Conformément au régime incitatif de droits d'achat de parts de fiducie daté du 17 décembre 1996 et modifié le 1er février 1998 (le « régime »), les employés et les administrateurs peuvent se voir octroyer des options pour acheter des parts de la Fiducie. Le prix de levée de chaque option est celui du marché au moment où l'option a été octroyée. Les options octroyées avant le 1er février 1998 ont été acquises immédiatement, tandis que les options octroyées à partir du 1er février 1998 sont acquises en trois tranches, soit au premier, au deuxième et au troisième anniversaires de l'octroi. L'option est octroyée pour une durée maximale de cinq ans. En 2001, ce régime a été résilié et remplacé par un nouveau régime incitatif de droits d'achat des parts de fiducie (le « régime de droits d'achat de parts »).

Aux termes du régime de droits d'achat de parts , les employés et les administrateurs peuvent se voir octroyer des droits d'achat de parts de la Fiducie. Le prix d'exercice initial des droits accordés en vertu du régime ne peut être inférieur au prix des parts sur le marché à la date de l'octroi des droits, et les droits sont octroyés pour une durée maximale de dix ans. Le prix d'exercice sera ajusté à la baisse de temps à autre, et le montant de cet ajustement sera équivalent à l'excédent, le cas échéant, des distributions aux porteurs de parts effectuées au cours de tout trimestre civil sur un pourcentage de la valeur comptable nette des immobilisations d'APF, déterminé par la Fiducie.

Au cours de l'exercice, aucune option (276 723 options en 2001) n'a été accordée aux employés ou administrateurs pour acheter des parts de fiducie en vertu du régime de droits.

La situation du régime au 31 décembre 2002 se résume comme suit :

	2002		2001	
	Parts	Prix moyen pondéré $	Parts	Prix moyen pondéré $
Options d'achat de parts de fiducie				
En circulation au début de l'exercice	330 540	9,32	221 407	8,38
Octroyées	-	-	276 723	9,94
Levées	(58 677)	9,05	(112 423)	8,81
Perdues	(27 834)	11,62	(55 167)	9,61
En circulation à la fin de l'exercice	244 029	9,13	330 540	9,32
Options pouvant être levées à la fin de l'exercice	76 488	8,72	5 704	8,17

Le tableau suivant constitue un résumé des renseignements sur les options en cours au 31 décembre 2002 :

Fourchette des prix de levée $	Nombre d'options en cours au 31 décembre 2002	Durée contractuelle moyenne pondérée à courir (années)	Prix de levée moyen pondéré $	Nombre d'options pouvant être levées au 31 décembre 2002	Prix moyen pondéré $
7,00 à 7,99	42 568	2,18	7,15	17 902	7,15
8,00 à 9,00	18 232	1,25	8,04	17 398	8,00
9,01 à 10,00	183 229	3,16	9,70	41 188	9,70
	244 029		9,13	76 488	8,72

Au cours de l'exercice, la Fiducie a octroyé 441 233 droits (néant en 2001) aux termes du régime de droits d'achat de parts aux employés et administrateurs pour acheter des parts à des prix compris entre de 9,73 $ à 10,80 $ la part. De ce nombre, 56 400 droits sont soumis à l'approbation des organismes de réglementation.

Le tableau suivant constitue un résumé des renseignements sur le régime de droits d'achat de parts au 31 décembre 2002 :

	2002	
Droits d'achat de parts de fiducie	**Nombre de droits**	**Prix moyen pondéré**
Solde au début de l'exercice	-	-
Octroyés	441 233	9,86
Levées	(2 500)	9,73
Annulés	(9 400)	9,73
Solde avant la réduction du prix d'exercice	429 333	9,86
Réduction du prix d'exercice	-	0,49
Solde à la fin de l'exercice	429 333	9,37

Le tableau suivant constitue un résumé des renseignements sur le régime de droits d'achat de parts au 31 décembre 2002 :

Prix moyen d'exercice à la date d'octroi $	Prix d'exercice moyen ajusté $	Nombre de droits en cours	Durée contractuelle à courir (années)	Nombre de droits pouvant être exercés
9,86	9,37	429 333	9,24	-

12 Impôts sur les bénéfices

Energy et LP disposaient d'environ 60,4 M$ de comptes d'impôts non utilisés au 31 décembre 2002 (33,5 M$ au 31 décembre 2001) qui peuvent être portés en diminution du bénéfice imposable futur, sous réserve de certaines restrictions énoncées dans la *Loi de l'impôt sur le revenu*.

Energy disposait de pertes autres qu'en capital d'environ 15,3 M$ au 31 décembre 2002 (14,6 M$ au 31 décembre 2001), dont 2,1 M$ ne pourront être utilisées au-delà de 2006, et le solde pourra être utilisé jusqu'en 2009.

Il incombe aux porteurs de parts d'acquitter leurs propres impôts sur le revenu. Les distributions constituent un revenu imposable ainsi qu'une remise du capital au cours de l'année où elles sont reçues.

	2002 **$**	**2001** **$**
Bénéfice avant les impôts sur les bénéfices	4 634 834	13 319 120
Taux d'imposition réglementaire	43,50 %	43,95 %
Charge fiscale prévue	2 016 153	5 853 753
Incidence des éléments suivants sur les impôts sur les bénéfices		
Bénéfice net de la Fiducie	(12 602 796)	(11 234 778)
Déduction relative aux ressources	(595 472)	(211 474)
Droits à la Couronne non déductibles	47 436	32 245
Internalisation d'un contrat de gestion	3 174 336	-
Impôt sur le capital	827 064	386 726
Charge d'impôts sur les bénéfices futurs	(7 133 279)	(5 173 528)
Les impôts futurs inscrits au bilan découlent de ce qui suit		
Immobilisations en excédent de la valeur fiscale	46 282 019	35 838 224
Pertes fiscales reportées susceptibles d'être utilisées	(6 657 334)	(6 407 918)
	39 624 685	29 430 306

La Fiducie dispose de pertes en capital de 5 524 073 $ qui peuvent être portées en diminution des gains en capital.

En 2002, la Fiducie n'a eu aucun bénéfice imposable (néant en 2001).

Les distributions versées sont déduites du bénéfice imposable de la Fiducie dans la mesure nécessaire pour ramener ce dernier à zéro. En général, les distributions déduites sur la déclaration de revenus de la Fiducie représentent le revenu imposable des porteurs.

Le bénéfice imposable de la Fiducie se compose des revenus provenant de la redevance, compte tenu des redevances à la Couronne et de la déduction pour ressources, moins les frais à l'égard de biens canadiens relatifs au pétrole et au gaz naturel (FBCPG), qui sont déduits au taux de 10 %

selon la méthode de l'amortissement dégressif, et des frais d'émission qui sont déduits au taux de 20 % par année selon la méthode linéaire. Les pertes subies par la Fiducie doivent être conservées par la Fiducie; elles peuvent être reportées et déduites du bénéfice imposable sur sept ans. Les FBCPG inscrits au cours de 2002 et de 2001 résultaient de l'achat de participations dans la redevance.

Les FBCPG et les frais d'émission demeurant dans la Fiducie s'établissent comme suit :

	2002		2001	
	Par part $	**Montant $**	**Par part $**	**Montant $**
FBCPG	4,08 [1)]	93 627 423	4,87	67 554 268
Frais d'émission	0,22	5 083 457	0,30	5 223 417
	4,30	98 710 880	4,90	72 777 685

1) Le montant par part est calculé d'après le nombre réel de parts en circulation à la fin de l'exercice, soit 22 942 417 (15 583 880 en 2001), dont celles réservées pour émission.

13 Opérations entre apparentés

En vertu d'un contrat de gestion, le gérant gérait les activités d'APF. Les frais de gestion dus au gérant pour ses services de gestion, services conseils et services administratifs comprenaient une commission équivalant à 3,5 % du bénéfice net de production et une commission de structuration correspondant à 1,5 % du prix d'achat des acquisitions et du produit net des cessions. En 2002, les honoraires payés ou à payer au gérant à l'égard du bénéfice net de production se sont élevés à 1 976 054 $ (1 503 291 $ en 2001), et la commission de structuration s'est élevée à 1 021 610 $ (1 552 295 $ en 2001). La commission de structuration est comptabilisée comme élément du prix d'achat ou comme réduction du produit net de la cession de propriétés pétrolifères et gazéifères.

Pendant l'exercice, Energy a remboursé au gérant la somme de 2 294 470 $ (2 247 681 $ en 2001) au titre des frais généraux et administratifs engagés, selon la méthode du recouvrement des coûts. Ces montants sont compris dans les frais généraux et administratifs. De plus, Energy a aussi acquis certains biens non pétroliers et gazéifères du gérant pour 850 000 $.

Le gérant, en qualité de propriétaire de la totalité des actions d'APF, a droit à 1 % du revenu de la redevance tiré des propriétés. Cette participation minoritaire de 1 % est inscrite comme charge dans l'état consolidé des résultats. Les montants y afférents ont été de 403 369 $ en 2002 et de 348 984 $ en 2001.

La structure de gestion externe de la Fiducie, ainsi que tous les frais connexes de gestion, d'acquisition et de cession et le droit à la redevance conservée de 1 % ont été éliminés le 31 décembre 2002 (voir note 8).

14 Instruments financiers

APF est exposée à des risques de marché liés aux fluctuations du prix des marchandises, des taux de change et des taux d'intérêt dans le cours normal de ses activités. Elle recourt à des instruments dérivés pour réduire son exposition aux risques liés aux fluctuations des prix des marchandises et des taux d'intérêt. La juste valeur de ces instruments dérivés est basée sur une estimation des montants qui auraient été reçus ou payés pour régler ces instruments avant leur échéance.

La juste valeur des instruments financiers figurant au bilan, y compris les emprunts à long terme, se rapproche de leur valeur comptable en raison de l'échéance rapprochée de ces instruments et du taux préférentiel variable qui s'applique aux emprunts à long terme.

Une partie importante des comptes débiteurs d'APF est liée à des clients du secteur du pétrole et du gaz naturel et est assujettie au risque de crédit normal pour ce secteur.

APF s'est dotée d'un programme de gestion des risques de prix qui fixe le prix des marchandises associé à une partie de sa production future. APF vend une partie de sa production future au moyen de contrats de swap sur marchandises qu'elle conclut avec des contreparties jouissant d'une bonne assise financière. Les contrats suivants étaient en cours au 31 décembre 2002. Compte tenu des valeurs marchandes estimatives, si les contrats avaient été réglés à ce moment-là, APF aurait engagé des frais de 2,6 M$.

Durée	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix contractuel moyen	Indice des prix
Janvier à mars 2003	Pétrole brut	Tunnel	1 700 barils	24,82 $ US à 27,85 $ US	WTI
Janvier à mars 2003	Pétrole brut	Prix fixe	1 200 barils	29,25 $ US	WTI
Avril à juin 2003	Pétrole brut	Prix fixe	1 833 barils	26,46 $ US	WTI
Juillet à septembre 2003	Pétrole brut	Prix fixe	667 barils	26,46 $ US	WTI
Janvier à mars 2003	Gaz naturel	Tunnel	2 000 gigajoules	4,00 $ CA à 7,80 $ CA	AECO
Janvier à décembre 2003	Gaz naturel	Prix fixe	1 000 gigajoules	5,80 $ CA	AECO

Au 31 décembre 2002, APF avait fixé le taux d'intérêt à l'égard d'une partie de sa dette comme suit :

Durée	Montant	Taux d'intérêt
Janvier à mai 2003	10 000 000 $	3,40 % plus commission d'acceptation
Janvier à novembre 2003	20 000 000 $	3,94 % plus commission d'acceptation

La valeur marchande estimative de ces contrats de taux d'intérêt au 31 décembre 2002, s'ils avaient été réglés à ce moment-là, aurait représenté un coût de 0,2 M$.

15 Renseignements supplémentaires sur les flux de trésorerie

	2002 $	2001 $
Paiements en espèces liés aux éléments suivants		
Paiements en espèces		
Intérêts	2 842 585	3 265 931
Distributions relatives à la participation minoritaire	414 776	337 877
Distributions aux porteurs de parts	36 539 143	36 543 928
Impôts sur le capital	2 164 850	576 829

Au cours de l'exercice, 3 385 510 parts de fiducie ont été émises en contrepartie partielle de l'acquisition de Kinwest (901 599 en 2001 pour l'acquisition d'Alliance).

16 Éventualités et engagements

a) APF a des engagements au titre de baux sur des immeubles à bureaux. Les loyers annuels estimatifs au titre des contrats de location-exploitation visant ces immeubles seront de 0,5 M$ de 2003 à 2005, de 0,6 M$ en 2006 et de 0,9 M$ en 2007 et 2008, la durée restante des baux.

b) APF est partie à certaines poursuites survenues dans le cours normal des affaires. La direction estime que les pertes qui pourraient découler de ces poursuites n'auraient pas d'incidence importante sur les états financiers.

17 Événements postérieurs à la date du bilan

Acquisition de Hawk Oil Inc.

En date du 5 février 2003, APF a fait l'acquisition de la totalité des actions émises et en circulation de Hawk Oil Inc. (« Hawk »). Le prix d'achat d'environ 48,0 M$ a été acquitté au moyen d'un paiement au comptant de 2,8 M$, de l'émission de 3,9 millions de parts de fiducie et de la prise en charge de la dette bancaire de 9,0 M$ de Hawk.

Offre d'achat de Nycan Energy Corp.

Le 10 mars 2003, APF s'est engagée par contrat à présenter une offre d'achat à l'égard de la totalité des actions émises et en circulation de Nycan Energy Corp. (« Nycan ») à un prix au comptant de 2,075 $ la part. Si l'offre est acceptée par les détenteurs de la totalité des actions de Nycan, elle entraînera le paiement de quelque 36,86 M$ au comptant et la prise en charge de la dette bancaire d'environ 7,9 M$ de Nycan.

Contrat de placement pour compte et dépôt d'un prospectus

APF et les placeurs pour compte ont conclu un contrat de placement pour compte en vertu duquel les placeurs pour compte ont convenu d'offrir, et la Fiducie a accepté d'émettre et de vendre, jusqu'à concurrence de 5 300 000 parts au prix de 10,40 $ par part. La clôture du placement et l'émission de 5 300 000 parts ont eu lieu le 2 avril 2003. Le produit net estimatif de l'émission, déduction faite des frais d'émission et de la rémunération des placeurs pour compte, sera de 52 114 000 $ et sera affecté au financement de l'acquisition de Nycan et au remboursement de la dette.

Exemption # 82-5166



530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

June 2, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Quebec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: APF Energy Trust

We confirm that the following material was sent by pre-paid mail on May 30, 2003 to the registered holders of the subject trust units:

First Quarter Report for the three months ended March 31, 2003

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Angie Bains
Assistant Trust Officer
Corporate Trust Department

cc: APF Energy Trust
Attention: Alan MacDonald

Exemption # 82-5166



530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

May 23, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Quebec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: APF Energy Trust

We confirm that the following material was sent by pre-paid mail on May 20, 2003 to the registered holders of the subject trust units:

1. Annual Report

We also confirm that the above noted material was sent by pre-paid mail on May 21, 2003 to the intermediaries.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Angie Bains
Assistant Trust Officer
Corporate Trust Department

cc: APF Energy Trust
Attention: Alan MacDonald

Exemption # 82-5166



530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

May 23, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Quebec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: APF Energy Trust

We confirm that the following material was sent by pre-paid mail on May 20, 2003 to the registered holders of the subject trust units:

1. Annual Report

We also confirm that the above noted material was sent by pre-paid mail on May 21, 2003 to the intermediaries.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Angie Bains
Assistant Trust Officer
Corporate Trust Department

cc: APF Energy Trust
Attention: Alan MacDonald

Exemption # 82-5166

Form of Proxy

03 JUN 25 AM 7:21

APF ENERGY TRUST
(la « Fiducie »)

Procuration

destinée à l'assemblée annuelle et extraordinaire des porteurs de parts

Le porteur soussigné de parts de fiducie (les « parts ») de la Fiducie nomme par les présentes Martin Hislop, chef de la direction et administrateur de APF Energy Inc. (« APF Energy ») de Calgary, en Alberta ou, à défaut de celui-ci, Steven Cloutier, secrétaire, président, chef de l'exploitation et administrateur de APF Energy de Calgary, en Alberta ou, à la place de l'un ou l'autre d'entre eux, ________________________________, comme fondé de pouvoir, avec pleins pouvoirs de substitution, autorisé à assister, à agir et à voter pour son compte à l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs de parts de la Fiducie devant avoir lieu le 11 juin 2003, et à toute reprise de celle-ci en cas d'ajournement, ainsi qu'à l'occasion de tout scrutin pouvant en résulter, dans la même mesure et avec les mêmes pouvoirs que si le soussigné assistait à l'assemblée, le fondé de pouvoir pouvant voter à sa discrétion, sauf instructions contraires ci-dessous.

Sans restreindre les pouvoirs généraux conférés par les présentes, le soussigné ordonne par les présentes au fondé de pouvoir susmentionné d'exercer comme suit les droits de vote afférents aux parts représentées par la présente procuration :

1. **VOTER POUR** ☐ les six (6) candidats à titre d'administrateurs de APF Energy et fixer à six le nombre d'administrateurs pour l'année à venir, tel qu'il est indiqué dans la circulaire d'information de la Fiducie datée du 12 mai 2003, **ou NE PAS VOTER** ☐;

2. **VOTER POUR** ☐ la nomination de PricewaterhouseCoopers s.r.l., comptables agréés, à titre de vérificateurs de la Fiducie pour l'année à venir et autoriser le conseil d'administration de APF Energy à fixer la rémunération des vérificateurs, **ou NE PAS VOTER** ☐;

3. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution visant à approuver le renouvellement du mandat de Société de fiducie Computershare du Canada à titre de fiduciaire de la Fiducie pour l'année à venir, comme il est décrit plus particulièrement dans la circulaire d'information de la Fiducie datée du 12 mai 2003;

4. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution visant à approuver et à ratifier l'émission de droits aux termes du régime incitatif de droits d'achat de parts de fiducie de la Fiducie, dans la mesure où des droits ont été octroyés en excédent du nombre maximal autorisé aux termes du régime, comme il est décrit plus particulièrement dans la circulaire d'information de la Fiducie datée du 12 mai 2003;

5. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution approuvant l'augmentation du nombre maximal de parts de fiducie pouvant être émises aux termes du régime incitatif de droits d'achat de parts de fiducie de la Fiducie, comme il est décrit plus particulièrement dans la circulaire d'information datée du 12 mai 2003;

6. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution spéciale visant à modifier la convention de redevances intervenue entre APF Energy et Société de fiducie Computershare du Canada, à titre de fiduciaire de la Fiducie, afin de supprimer certains critères relatifs aux acquisitions futures de APF Energy, comme il est décrit plus particulièrement dans la circulaire d'information datée du 12 mai 2003;

7. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution approuvant et ratifiant la mise en œuvre du régime de droits des porteurs de parts par la Fiducie, comme il est décrit plus particulièrement dans la circulaire d'information datée du 12 mai 2003;

8. **VOTER POUR ☐ ou CONTRE ☐** la résolution spéciale visant à résilier la convention unanime entre actionnaires intervenue entre APF et la Fiducie;

9. Voter à son entière discrétion à l'égard de toute modification des questions susmentionnées ou de toute autre question qui pourrait être valablement soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

La présente procuration est sollicitée par la direction de APF Energy pour le compte de la Fiducie, en vertu du pouvoir qui lui a été conféré par la Fiducie. Les droits de vote afférents aux parts représentées par la présente procuration seront exercés et, si le porteur de parts précise un choix quant aux questions susmentionnées, ils seront exercés conformément aux instructions données ci-dessus ou, à défaut d'instructions, ils seront exercés en faveur de ces questions. Chaque porteur de parts peut nommer un fondé de pouvoir autre que les personnes désignées ci-dessus, lequel ne doit pas nécessairement être porteur de parts, qui assistera et agira pour son compte à l'assemblée, en rayant le nom des représentants de la direction et en inscrivant lisiblement en lettres moulées dans l'espace réservé le nom du fondé de pouvoir de son choix.

Le soussigné révoque par les présentes toute procuration donnée antérieurement.

Le ________________________ 2003

____
Signature du porteur de parts

____
Nom du porteur de parts (en lettres moulées)

NOTES

1. Si le porteur de parts est une société par actions, la présente procuration doit être revêtue de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé.

2. La présente procuration doit être datée et la signature qui y est apposée doit correspondre exactement au nom auquel les parts sont immatriculées. Si la présente procuration n'est pas datée, elle sera réputée porter la date à laquelle elle a été postée.

3. La personne qui signe à titre d'exécuteur testamentaire, d'administrateur judiciaire ou de fiduciaire, entre autres, devrait l'indiquer et préciser sa qualité au complet.

4. La présente procuration ne sera valide et ne sera utilisée que si elle est remplie comme il est indiqué dans les présentes et remise à la Société de fiducie Computershare du Canada, à l'attention du service des procurations, au 100, University Avenue, 9e étage, Toronto (Ontario) M5J 2Y2, au moins 24 heures avant le moment prévu pour l'assemblée ou toute reprise de celle-ci en cas d'ajournement. La procuration n'est valide qu'à l'assemblée à laquelle elle est destinée et à toute reprise de celle-ci en cas d'ajournement.

Exemption # 82-5166

APF ENERGY TRUST

Q1
2003

INTERIM REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2003

Buoyed by a continued ability to identify and acquire high quality oil and gas assets on favourable terms, **APF Energy Trust** generated one of its **strongest quarterly performances** since inception. Coupled with an effective development drilling program and strong commodity prices, APF had **cash flow per unit of $1.00,** of which $0.51 was distributed. Earnings were **$0.54 per unit.**

HIGHLIGHTS

- Completed the corporate acquisition of Hawk Oil Inc. in a transaction valued at approximately $50 million;
- Announced the $42 million purchase of Nycan Energy Corp.;
- Drilled 16 (5.6 net) wells with a 100% success rate;
- Increased daily production to an average of 11,400 boe/d;
- Generated a 19.8% annualized total return.

SUMMARY OF OPERATING & FINANCIAL RESULTS

Three months ended March 31	2003	2002	% Change
Operating			
Daily Production (average)			
Oil (bbl)	6,345	4,159	53
Gas (mcf)	28,745	17,242	67
NGL (bbl)	264	110	140
Total (boe: 6 mcf = 1 boe)	11,400	7,143	60
Production Split			
Oil and NGL	58%	60%	(3)
Gas	42%	40%	5
Commodity Prices (C$)			
Oil (per bbl)	40.32	31.28	29
Gas (per mcf)	7.79	3.14	148
NGL (per bbl)	38.41	20.04	92
Average (per boe, 6 mcf = 1 boe)	42.97	26.10	65
Financial			
($000, except per unit/boe amounts)			
Revenue	44,502	16,941	163
Per unit	1.77	0.98	80
Operating cash flow	25,195	7,479	237
Per unit	1.00	0.44	128
Net earnings	13,616	2,414	464
Per unit	0.54	0.14	287
Distributions	13,066	7,990	64
Per unit	0.51	0.45	13
Operating costs per boe	6.55	5.82	13
Operating netbacks per boe	27.97	15.01	87
Bank debt	97,000	38,000	155
Market			
Units outstanding (000)			
End of period	26,982	18,847	43
Average	25,161	17,247	46
Trading			
High ($)	10.95	10.99	(0)
Low ($)	9.66	9.35	3
Close ($)	10.30	10.85	(5)
Average Daily Volumes	104,750	64,900	61

FINANCIAL HIGHLIGHTS


OPERATING CASH FLOW
($/unit)
1.00
0.44
Q1 2002
Q1 2003
NET EARNINGS
($/unit)
0.54
0.14
Q1 2002
Q1 2003
DISTRIBUTIONS
($/unit)
0.51
0.45
Q1 2002
Q1 2003

Very strong commodity prices translated into outstanding financial results for the quarter, with APF generating $1.00 of cash flow per unit. Cash distributions amounted to $0.51 per unit, resulting in a conservative payout ratio of 51%. Based on a normalized $10 unit for the 15 royalty trusts in the sector, which had reported first quarter results at press time, APF's per unit cash flow ranked at the top of the class with $0.97 per unit, compared to an average of $0.63 for the peer group.

CORPORATE DEVELOPMENT

The execution of acquisition opportunities and strong growth in production dominated the first three months of this year. In early February, APF completed the purchase of Hawk Oil Inc. in a transaction valued at approximately $50 million. The acquisition added momentum to the trend established several months prior, to increase APF's gas exposure.

Hawk was followed in mid-March with the announcement that APF had agreed to acquire Nycan Energy Corp. for approximately $42 million. Nycan was a gas levered producer with assets located adjacent to APF's core area of Countess in southeast Alberta. The transaction closed on April 23, 2003.

OPERATIONS

APF drilled 16 wells (5.6 net) in the first three months of 2003, with a 100% success rate. Total capital expenditures associated with development during the period amounted to $5.57 million.

Recent corporate development activities have led APF to review its capital expenditure program with the intent of integrating newly acquired drilling prospects into its inventory. At this time, it is expected that the 2003 capital expenditures will amount to approximately $25 million.

Southeast Saskatchewan

Two horizontal oil wells were drilled at Tatagwa (operated, 80% interest) and one horizontal oil well was drilled at Willmar (non-operated, 10% interest). Since establishing a platform for growth with the corporate acquisition of Alliance Energy and the purchase of assets from Marathon Canada in mid-2001, APF has been very active drilling in the area. Plans for the balance of the year include drilling 15 to 20 horizontal wells.

Central Alberta Gas

Complementing the Southeast Saskatchewan oil development was an active capital program in APF's central Alberta gas area, where four successful gas wells (operated, 100% interest) were drilled. Booster compression was installed during the first quarter to reduce inlet pressures at the Radway gas plant. APF will continue to be active in the area for the balance of the year with drilling plans of 10 to 12 wells and additional recompletions.

Central Alberta Oil

During the first quarter, APF participated in drilling six (0.4 net) oil wells and four (0.3 net) injection wells at Pembina. In total, APF expects to participate in approximately 30 (3.7 net) Cardium wells for the remainder of the year.

Southeast Alberta Gas

First quarter activity in this area saw APF complete the tie-in of the 20 wells that were drilled in Countess at the end of 2002. The result of these tie-ins was in excess of 2,000 mcf/d of production. APF expects to drill 12 wells during the second quarter and an additional 10 are scheduled for the third quarter.

FINANCIAL

As stated above, the first quarter results reflected very strong commodity prices. Currently, the 12-month forward strip for crude oil is at US$26.22 per barrel on the NYMEX, while the gas future for the same period is C$7.26 at AECO. These continue to represent prices higher than APF's January 1, 2003 estimates of US$25.50 per barrel of oil and C$5.65 per mcf for gas. The recent weakening of the US dollar, and the foreign exchange effect on the US-denominated price for oil, however, may partially offset these gains.

With the completion of a $55 million equity offering in April and a current credit facility of $130 million (of which approximately $95 million is drawn), APF has a strong balance sheet and the capital resources required to continue to execute its business plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

HIGHLIGHTS

Higher production volumes and strong commodity prices resulted in record cash flow of $25.19 million ($1.00 per unit) in the first quarter of 2003, compared to $7.48 million ($0.44 per unit) for the same period in 2002.

APF distributed $13.06 million ($0.51 per unit) with the remaining cash flow utilized to fund $5.57 million of capital expenditures ($0.22 per unit), contribute $0.48 million to the site reclamation fund ($0.02 per unit) and reduce bank debt by $6.08 million ($0.24 per unit).

Record revenues for the quarter were $44.50 million, an increase of 163% from the $16.94 million of revenues in the first quarter of 2002. Net income for the first quarter was $13.62 million, compared to $2.41 million in 2002.

On February 5, 2003, APF closed the acquisition of Hawk Oil Inc., a publicly traded junior oil and gas company with production of approximately 2,700 boe per day. The acquisition was financed by the payment of $2.86 million in cash and the issuance of 3,990,474 Trust Units.

On March 10, 2003, APF announced that it had agreed to acquire Nycan Energy Corp., a publicly traded junior oil and gas company producing approximately 1,400 boe per day for a total consideration of approximately $41.9 million. This acquisition closed on April 23, 2003.

PRODUCTION

Production volumes were 60% higher in the first quarter of 2003, primarily as a result of the full impact of acquisitions completed in 2002 and production from the Hawk acquisition, which closed at the beginning of February, 2003. The acquisition of Hawk added daily production of approximately 1,150 bbls of heavy oil and 9,300 mcf of natural gas. Production in the second quarter is also expected to increase with the acquisition of Nycan Energy Corp. ("Nycan") at the end of April, 2003.

	Q1 2003	Q1 2002	% Change
Crude oil (bbl/d)	6,345	4,159	53
Natural gas (mcf/d)	28,745	17,242	67
NGL (bbl/d)	264	110	140
Total (boe/d)	11,400	7,143	60

PRICES

The benchmark West Texas Intermediate ("WTI") oil price averaged US$33.80 per bbl in the first quarter of 2003, 56% higher than the average price of US$21.67 per bbl for the first quarter of 2002. Crude oil prices in Canada are based on the WTI reference price, adjusted for transportation, differentials and foreign exchange. The price received by APF is based upon the refiners' posted price, less transportation and adjustments for APF's product quality relative to the posted price and adjusted for hedging. APF's oil price averaged $40.32 per bbl in 2003, compared to $31.28 per bbl in 2002, an increase of 29%.

APF's realized natural gas price for the first quarter of 2003 averaged $7.79 per mcf, 148% higher than the average realized price of $3.14 per mcf for the same period in 2002.

Prices – After Hedging

	Q1 2003	Q1 2002	% Change
Crude oil (C$/bbl)	40.32	31.28	29
Natural gas (C$/mcf)	7.79	3.14	148
NGL (C$/bbl)	38.41	20.04	92
Total (C$/boe)	42.97	26.10	65

HEDGING

Commodity prices continued their volatility during the first quarter of 2003. APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price on a portion of the production portfolio. Hedging activities locked in crude oil prices for the quarter that on average reduced the realized price by $3.64 per bbl and for natural gas, reduced the averaged realized price by $0.10 per mcf.

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
January to December 2003	Natural gas	Swap	1,000 GJ	C$5.80/GJ
April to June 2003	Crude oil	Swap	2,833 bbls	US$28.40/b bl
April to October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
April to December 2003	Natural gas	Swap	5,000 GJ	C$6.72/GJ
July to September 2003	Crude oil	Swap	2,667 bbls	US$27.79/bbl
October to December 2003	Crude oil	Swap	1,167 bbls	US$27.54/bbl

Revenues

(000)	Q1 2003	% of Total	Q1 2002	% of Total
Crude oil sales	$ 25,107	56	$ 10,819	64
Natural gas sales	20,417	46	4,771	28
NGL sales	914	2	199	1
Hedging	(2,345)	(5)	1,001	6
Other	409	1	151	1
Total Revenue	$ 44,502	100	$ 16,941	100

ROYALTIES

Royalties per barrel of oil equivalent produced were 61% higher in the first quarter of 2003 due to both higher crude oil and natural gas prices. Royalties as a percentage of revenue remained relatively unchanged in the first quarter at 20.4% as compared to 20.9% for the same period in 2002.

(000 except per boe amounts)	Q1 2003	Q1 2002	% Change
Crown royalties	$ 5,135	$ 2,212	132
Freehold royalties	3,112	1,032	202
Overriding royalties	845	304	178
Total Royalties	9,092	3,548	156
% of revenue after hedging	20.4%	20.9%	2
Per boe	$ 8.86	$ 5.52	61

OPERATING COSTS

Operating costs increased 13% in the first quarter of 2003 to $6.55 per boe, as compared to $5.82 per boe for the same period in 2002. Continued high energy costs and generally higher field costs associated with APF's current property portfolio are expected to negate any operating efficiencies initiated to reduce operating costs in 2003. The increase in operating costs per boe is in line with overall industry trends.

(000 except per boe amounts)	Q1 2003	Q1 2002	% Change
Operating costs	$ 6,719	$ 3,743	80
Per boe	$ 6.55	$ 5.82	13

GENERAL AND ADMINISTRATIVE

General and administrative costs increased 50% in absolute terms to $1.37 million during the first quarter of 2003 compared to $0.91 million in 2002, but decreased 6% per barrel of oil equivalent produced to $1.34 per boe from $1.42 per boe in 2002. The increase is due primarily to costs associated with the increase in staff commensurate with the increase in the growth of APF.

(000 except per boe amounts)	Q1 2003	Q1 2002	% Change
General and administrative	$ 1,374	$ 913	50
Per boe	$ 1.34	$ 1.42	(6)

MANAGEMENT FEE

Prior to the internalization of the management contract, the Manager received a management fee equal to 3.5% of net production revenue. In the first quarter of 2002, management fees amounted to $0.34 million ($0.53 per boe). Commencing January 1, 2003, there are no management fees payable.

(000 except per boe amounts)	Q1 2003	Q1 2002	% Change
Management fee	$ –	$ 338	(100)
Per boe	$ –	$ 0.53	(100)

INTEREST

Interest expense increased 120% to $1.15 million ($1.12 per boe) during the first quarter of 2003, from $0.52 million ($0.82 per boe) for the same period in 2002. The increase is due to higher average debt levels during the period.

(000 except per boe amounts)	Q1 2003	Q1 2002	% Change
Interest	$ 1,153	$ 525	120
Per boe	$ 1.12	$ 0.82	37

DEPLETION AND AMORTIZATION

Depletion and amortization decreased 1% to $9.70 per boe for the three months ended March 31, 2003, from $9.79 per boe for the same period in 2002, reflecting accretive reserve additions and positive reserve revisions in APF's December 31, 2002 reserves evaluation.

(000 except per boe amounts)	Q1 2003	Q1 2002	% Change
Depletion and amortization	$ 9,953	$ 6,294	58
Per boe	$ 9.70	$ 9.79	(1)

SITE RESTORATION

Site restoration decreased 5% to $0.70 per boe for the three months ended March 31, 2003, from $0.74 per boe for the same period in 2002.

(000 except per boe amounts)	Q1 2003	Q1 2002	% Change
Site restoration	$ 721	$ 473	52
Per boe	$ 0.70	$ 0.74	(5)

TAXES

Saskatchewan capital tax and federal large corporations tax during the first quarter of 2003 were $0.84 million, compared to $0.37 million for the same period in 2002 and reflects the higher proportion of oil and gas revenues produced in the province of Saskatchewan.

For the three months ended March 31, 2003, there is a future income tax provision of $1.04 million, compared to a $1.75 million future income tax recovery for the same period in 2002. The provision arises as a result of APF retaining cash flow to fund capital expenditures and make discretionary debt repayments, as opposed to distributing this cash flow to unitholders. It is APF's opinion, that income taxes will not be paid by APF, but that the future income tax liability will be transferred to the unitholders.

(000 except per boe amounts)	Q1 2003	Q1 2002	% Change
Capital and other taxes	$ 836	$ 371	125
Per boe	$ 0.81	$ 0.58	40
Provision for (recovery of) future income taxes	$ 1,043	$ (1,752)	160

NET EARNINGS

Earnings increased 464% to $13.62 million or $0.54 per trust unit ($0.54 diluted) in the first quarter of 2003, compared to $2.41 million or $0.14 per trust unit ($0.14 diluted) for the same period in 2002. The increase reflects both higher crude oil and natural gas production and prices.

CASH DISTRIBUTIONS

Cash distributions for the first quarter of 2003 were $13.06 million, or $0.51 per trust unit, compared to $7.99 million or $0.45 per trust unit for the first quarter of 2002. During the first quarter of 2003, $13.06 million or 52% of the first quarter cash flow of $25.19 million was distributed to unitholders. Of the remainder, $5.57 million was used to fund capital expenditures and $0.48 million was contributed to the site restoration fund. The balance of $6.08 million was used to reduce debt on an interim basis and may be used to stabilize future monthly cash distributions. For the balance of 2003, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2003, APF's bank debt was $97.0 million with positive working capital of $3.5 million, resulting in net debt obligations of $93.5 million. On April 2, 2003, APF closed the offering of 5.3 million Trust Units at a price of $10.40 per Trust Unit for net proceeds of approximately $52.1 million. This amount was ultimately used to finance the purchase of Nycan for a total cash consideration, including the assumption of $7.5 million of debt after transaction costs, of approximately $41.9 million.

OUTLOOK

APF is actively integrating both the Hawk and Nycan acquisitions and is currently prioritizing drilling and property enhancement opportunities arising from both acquisitions. APF expects its 2003 capital expenditure development program will approximate $25.0 million.

The second quarter of the year is typically when operations are negatively affected by "spring break-up" and road bans. Spring break-up has been abnormally long this year in western Canada, resulting in minor production shortfalls for APF at certain properties due to wet lease conditions.

Despite the recent drop in crude oil prices due to world events and the recent increase in the value of the Canadian dollar in relation to its US counterpart, APF is committed to maintaining stable cash distributions over the long-term and believes that the pricing outlook for crude oil remains within an attractive range and the outlook for natural gas pricing going forward remains strong.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of APF. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

CONSOLIDATED BALANCE SHEETS

(unaudited)	March 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash	$ 2,039,400	$ 950,402
Accounts receivable	25,920,143	21,111,316
Other current assets	2,660,302	2,778,962
	30,619,845	24,840,680
Site restoration fund	1,133,073	783,778
Goodwill (note 2)	22,553,871	11,475,761
Property, plant and equipment	313,609,774	260,526,682
	367,916,563	297,626,901
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	22,093,968	16,943,193
Due to APF Energy Management Inc.	–	3,923,164
Cash distribution payable	4,991,621	3,564,891
	27,085,589	24,431,248
Future income taxes	58,928,769	39,624,685
Long-term debt (note 3)	97,000,000	88,000,000
Site restoration liability	7,077,024	6,227,096
	190,091,382	158,283,029
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 5)	252,336,077	214,405,160
Accumulated earnings	49,205,098	35,588,861
Accumulated cash distributions	(123,715,994)	(110,650,149)
	177,825,181	139,343,872
	$ 367,916,563	$ 297,626,901

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

Three months ended (unaudited)	March 31, 2003	March 31, 2002
REVENUE		
Oil and gas	$ 44,092,912	$ 16,790,530
Royalties expense, net of ARTC	(9,091,572)	(3,548,062)
Other	408,880	150,763
	35,410,220	13,393,231
EXPENSES		
Operating	6,718,504	3,742,679
General and administrative	1,374,072	912,508
Management fee	–	337,769
Interest on long-term debt	1,153,144	524,666
Depletion and amortization	9,953,025	6,293,761
Site restoration	721,061	473,190
Capital and other taxes	835,761	371,242
	20,755,567	12,655,815
Income before income taxes and minority interest	14,654,653	737,416
Provision for (recovery of) future income taxes	1,038,416	(1,751,974)
Income before minority interest	13,616,237	2,489,390
Minority interest	–	75,044
Net income	13,616,237	2,414,346
Accumulated earnings – Beginning of period	35,588,861	24,224,117
Accumulated earnings – End of period	$ 49,205,098	$ 26,638,463
Net income per unit (basic and diluted)	$ 0.54	$ 0.14

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended (unaudited)	March 31, 2003	March 31, 2002
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 13,616,237	$ 2,414,346
Items not affecting cash		
Depletion and amortization	9,953,025	6,293,761
Minority interest	–	75,044
Future income taxes	1,038,416	(1,751,974)
Site restoration	721,061	473,190
Site restoration expenditures	(133,704)	(25,273)
	25,195,035	7,479,094
Net change in non-cash working capital items		
Accounts receivable	(552,513)	(1,657,279)
Other current assets	241,899	(155,208)
Accounts payable and accrued liabilities	1,698,989	898,570
Due to APF Management	(3,923,164)	(407,886)
Cash distribution payable	1,426,731	489,460
	(1,108,058)	(832,343)
Cash distributions	(13,065,845)	(7,989,956)
	11,021,132	(1,343,205)
Investing activities		
Purchase of Hawk Oil	(3,456,736)	–
Additions to property, plant and equipment	(5,566,626)	(3,789,058)
Purchase of oil and natural gas properties	(323,491)	(1,320,059)
Changes in non-cash working capital items – accounts payable	(1,556,923)	(2,437,291)
	(10,903,776)	(7,546,408)
Proceeds on sale of properties	–	719,585
Site restoration fund reserve	(349,296)	(79,727)
	(11,253,072)	(6,906,550)
Financing activities		
Issue of units for cash	27,669	31,687,500
Issue of units for cash under stock options	414,346	109,968
Unit issue costs	(221,077)	(1,801,983)
Repayment of debt – net	1,100,000	(21,250,000)
Distribution of 1% minority interest	–	(75,044)
	1,320,938	8,670,441
Change in cash during the period	1,088,998	420,686
Cash – Beginning of period	950,402	2,042,909
Cash – End of period	$ 2,039,400	$ 2,463,595

Supplemental information (note 6)

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

Three months ended (unaudited)	March 31, 2003	March 31, 2002
Oil and gas sales	$ 44,092,912	$ 16,790,530
Other	408,880	150,763
Gross overriding royalties and lessor's royalties	(3,956,888)	(1,335,963)
	40,544,904	15,605,330
Less		
Operating costs	6,718,504	3,742,679
General and administrative	1,023,574	876,567
Management fees	–	337,769
Debt service charges	1,153,144	524,666
Abandonment fund contribution	483,000	105,000
Capital and other taxes	835,761	371,242
Capital expenditures funded from cash flow	5,566,626	–
Discretionary debt repayment	6,077,749	–
	21,858,358	5,957,923
Income subject to the Royalty	18,686,546	9,647,407
99% of income subject to the Royalty	18,499,680	9,550,933
Crown charges, net of the Alberta Royalty Tax Credit	(5,083,337)	(2,189,978)
General and administrative costs of the Trust	(350,498)	(35,941)
	13,065,845	7,325,014
Repayment of capital (working capital reserve)	–	664,942
Cash distributed and available to be distributed	13,065,845	7,989,956
Cash distributed to date	8,074,224	5,162,914
Cash distribution payable	$ 4,991,621	$ 2,827,042
Actual cash distribution declared per unit	$ 0.51	$ 0.45
Opening accumulated cash distributions	$ 110,650,149	$ 72,883,698
Distribution declared and paid	8,074,224	5,162,914
Distribution declared and payable	4,991,621	2,827,042
Closing accumulated cash distributions	$ 123,715,994	$ 80,873,653

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2002 (unaudited)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2002.

NOTE 2 HAWK ACQUISITION

Effective February 5, 2003, APF Energy acquired all of the issued and outstanding shares Hawk Oil Inc ("Hawk Oil"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

Net assets acquired at assigned values		
Bank overdraft	$	(5,321)
Other working capital		(629,156)
Property, plant and equipment		57,146,000
Goodwill		11,078,110
Debt assumed		(7,900,000)
Site restoration liability		(262,571)
Future income taxes		(18,265,668)
Total net assets acquired	$	41,161,394
Financed by		
Cash	$	2,856,312
Trust units issued		37,709,979
Acquisition costs		595,103
Total	$	41,161,394

NOTE 3 LONG-TERM DEBT

The borrowing base for the credit facility is currently $130 million.
The bank indebtedness is secured by a $175 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts.

NOTE 4 FINANCIAL INSTRUMENTS

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financial counterparties. The following contracts were outstanding as at March 31, 2003. The estimated market value at March 31, 2003, had the contracts been settled at that time, would have resulted in a reduction of revenues otherwise to be received of $1.9 million.

Year	Term	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
2003	January to December	Natural gas	Swap	1,000 GJ	C$5.80/GJ
2003	April to June	Crude oil	Swap	2,833 bbls	US$28.40/bbl
2003	April to October	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
2003	April to December	Natural gas	Swap	5,000 GJ	C$6.72/GJ
2003	July to December	Crude oil	Swap	2,667 bbls	US$27.79/bbl
2003	October to December	Crude oil	Swap	1,167 bbls	US$27.54/bbl

At March 31, 2003, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount	Interest rate
January to May 2003	$10,000,000	3.400% plus stamping fee
January to November 2003	$20,000,000	3.940% plus stamping fee
March 2003 to February 2005	$20,000,000	3.665% plus stamping fee

The estimated market value of these interest rate contracts at March 31, 2003, had they been settled at that time, would be a cost of $0.14 million.

NOTE 5 UNITHOLDERS EQUITY

	March 31, 2003		December 31, 2002	
Trust Units	Number of Units	$	Number of Units	$
Balance – Beginning of period	22,942,417	214,405,160	15,583,880	141,068,870
Issued to acquire Hawk Oil	3,990,474	37,709,979	–	–
Issued for Kinwest Acquisition	–	–	3,385,510	36,055,682
Issued for cash	2,598	27,669	3,303,665	32,250,016
Cost of units issued	–	(221,077)	–	(1,860,678)
Issued under management internalization	–	–	608,185	6,337,288
Issued on exercise of options/rights	46,248	414,346	61,177	553,982
	26,981,737	252,336,077	22,942,417	214,405,160

The per unit calculations for the three month period ended March 31, 2003 were based on weighted average trust units outstanding of 25,161,387 (March 31, 2002 – 17,246,729). In computing diluted net income per unit, 51,821 units were added to the weighted average number of units outstanding during the period ended March 31, 2003 (March 31, 2002 – 28,911) for the dilutive effect of employee options and rights to acquire trust units. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

During the three month period ended March 31, 2003, no options or rights were granted to employees to purchase trust units. At March 31, 2003, there were 210,921 trust unit options outstanding, of which 143,791 were exercisable.

	March 31, 2003		December 31, 2002	
Trust Unit Options	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price
Balance – Beginning of period	244,029	$ 9.13	330,540	$ 9.32
Granted	–	–	–	–
Exercised	(22,834)	8.83	(58,677)	9.05
Cancelled	(10,274)	9.53	(27,834)	11.62
Balance – End of period	210,921	$ 9.14	244,029	$ 9.13
Exercisable – End of period	143,791	$ 8.89	76,488	$ 8.72

During the three month period ended March 31, 2003, there were no trust unit rights granted to employees. At March 31, 2003, there were 400,919 trust unit rights outstanding, of which 99,227 were exercisable.

Trust Unit Rights	March 31, 2003 Number of Rights	March 31, 2003 Weighted Average Price	December 31, 2002 Number of Rights	December 31, 2002 Weighted Average Price
Balance – Beginning of period	429,333	$ 9.37	–	$ –
Granted	–	–	441,233	9.86
Exercised	(23,414)	9.09	(2,500)	9.73
Cancelled	(5,000)	9.73	(9,400)	9.73
Balance – Before price reduction	400,919	$ 9.37	429,333	$9.86
Reduction of exercise price	–	(0.15)	–	(0.49)
Balance – End of period	400,919	$ 9.22	429,333	$ 9.37
Exercisable – End of period	99,227	$ 9.09	–	–

The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase of oil and natural gas properties. Therefore it is not possible to determine a fair value under the rights plan.

As it is not possible to determine the fair value of rights under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. The cumulative amount at March 31, 2003 is $145,131 of which $137,021 was included as the proforma compensation cost at December 31, 2002. For the period ended March 31, 2003, the charge to net income for the estimated cost associated with rights granted under the plan would be $8,110.

NOTE 6 SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	March 31, 2003	March 31, 2002
Cash payments related to certain items		
Interest	$ 915,406	$ 534,761
Distributions to minority interests	–	11,107
Distributions to unitholders	11,639,115	7,500,496
Capital and other taxes	1,163,747	332,035
Non-Cash Transactions		
Issue of units for Hawk Oil Inc.	37,709,979	
Future taxes	18,265,668	
	55,975,647	
Property, plant and equipment	$ (55,975,647)	

NOTE 7 SUBSEQUENT EVENTS

Purchase of Nycan Energy Corp.

On April 24, 2003, APF announced that 99.5% of the shareholders of Nycan Energy Corp. ("Nycan") had accepted an all cash offer by APF to purchase all of the issued and outstanding shares of Nycan for $2.075 per share. The acquisition resulted in a cash payment of $34.4 million and after taking into account transaction costs of $1.5 million and Nycan's net debt of $6.0 million, will result in a total cost of $41.9 million.

Public Offering

On April 2, 2003, APF closed an equity offering whereby the Agents sold 5,300,000 Trust Units at a price of $10.40 per Trust Unit. The net proceeds of the offering, after deducting expenses of the issue and after the Agents' commissions, was approximately $52.1 and was used to fund the Nycan acquisition and repay debt.

CORPORATE INFORMATION

HEAD OFFICE

2100, 144 – Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403) 294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Internet: www.apfenergy.com
E-mail: invest@apfenergy.com

DIRECTORS AND OFFICERS OF APF ENERGY INC.

Donald Engle
Independent Director and
Chairman of the Board (1)(2)(3)

William Dickson
Independent
Director (1)(3)

Daniel Mercier
Independent Director (2)

Martin Hislop
Director (1)
Chief Executive Officer

Steven Cloutier
Director (2)
President and Chief Operating Officer

John Ewing
Vice President, GeoScience

Alan MacDonald
Vice President, Finance

Bonnie Nicol
Vice President, Operations

Ken Pretty
Vice President, Corporate Development and Land

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Reserves Committee

LEGAL COUNSEL

Parlee McLaws
Calgary, Alberta

BANK

National Bank of Canada
Calgary, Alberta

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

TRUSTEE, REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: AY.UN

FIELD OFFICE

2100 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

ABBREVIATIONS

bbls	barrels
bbl/d	barrels per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent (6 mcf = 1 boe)
boe/d	barrels of oil equivalent per day
NGL	natural gas liquids
IPO	Initial Public Offering

APF ENERGY TRUST is an open-ended royalty trust created in December 1996 to provide unitholders with stable distributions based on cash flow generated from high quality oil and gas properties located in Western Canada.

Through strong acquisitions and effective optimization initiatives, APF has increased production by 568%, from 1,707 boe/d in the fourth quarter of 1996 to 11,400 boe/d in the first quarter of 2003.

Since completing its IPO at $10 per unit, the Trust has generated cumulative distributions of $12.705 per unit.

Exemption # 82-5166

INTERIM FINANCIAL STATEMENTS

BILANS CONSOLIDÉS

03 JUN 25 AM 7:21

(non vérifié)

	31 mars 2003		31 décembre 2002	
ACTIF				
Actif à court terme				
Encaisse	**2 039 400**	$	950 402	$
Comptes débiteurs	**25 920 143**		21 111 316	
Autres éléments d'actif à court terme	**2 660 302**		2 778 962	
	30 619 845		24 840 680	
Fonds de restauration des lieux	**1 133 073**		783 778	
Écart d'acquisition (note 2)	**22 553 871**		11 475 761	
Immobilisations	**313 609 774**		260 526 682	
	367 916 563		297 626 901	
PASSIF				
Passif à court terme				
Comptes créditeurs et charges à payer	**22 093 968**		16 943 193	
Montants à payer à APF Management Inc.	**-**		3 923 164	
Distributions en espèces à payer	**4 991 621**		3 564 891	
	27 085 589		24 431 248	
Impôts futurs	**58 928 769**		39 624 685	
Dette à long terme (note 3)	**97 000 000**		88 000 000	
Obligation au titre de la restauration des lieux	**7 077 024**		6 227 096	
	190 091 382		158 283 029	
CAPITAUX PROPRES				
Compte de placement des porteurs de parts (note 5)	**252 336 077**		214 405 160	
Bénéfices non répartis	**49 205 098**		35 588 861	
Montant cumulatif des distributions en espèces	**(123 715 994)**		(110 650 149)	
	177 825 181		139 343 872	
	367 916 563	$	297 626 901	$

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Trimestres terminés les (non vérifié)	**31 mars 2003**		31 mars 2002	
PRODUITS				
Pétrole et gaz	**44 092 912**	**$**	16 790 530	$
Redevances, déduction faite du CIAR	**(9 091 572)**		(3 548 062)	
Autres	**408 880**		150 763	
	35 410 220		13 393 231	
CHARGES				
Exploitation	**6 718 504**		3 742 679	
Frais généraux et administratifs	**1 374 072**		912 508	
Frais de gestion	**-**		337 769	
Intérêts sur la dette à long terme	**1 153 144**		524 666	
Épuisement et amortissement	**9 953 025**		6 293 761	
Restauration des lieux	**721 061**		473 190	
Impôts sur le capital et autres impôts	**835 761**		371 242	
	20 755 567		12 655 815	
Bénéfices avant impôts sur les bénéfices et participation minoritaire	**14 654 653**		737 416	
Charge d'impôts sur les bénéfices (économie)	**1 038 416**		(1 751 974)	
Bénéfice avant participation minoritaire	**13 616 237**		2 489 390	
Participation minoritaire	**-**		75 044	
Bénéfice net	**13 616 237**		2 414 346	
Bénéfices non répartis au début de la période	**35 588 861**		24 224 117	
Bénéfices non répartis à la fin de la période	**49 205 098**	**$**	26 638 463	$
Bénéfice net par part – de base et dilué	**0,54**	**$**	0,14	$

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Trimestres terminés les (non vérifié)	**31 mars 2003**	31 mars 2002
Flux de trésorerie liés aux activités suivantes :		
Activités d'exploitation		
Bénéfice net de la période	**13 616 237 $**	2 414 346 $
Éléments hors trésorerie		
Épuisement et amortissement	**9 953 025**	6 293 761
Participation minoritaire	**-**	75 044
Impôts sur les bénéfices futurs	**1 038 416**	(1 751 974)
Restauration des lieux	**721 061**	473 190
Frais de restauration des lieux	**(133 704)**	(25 273)
	25 195 035	7 479 094
Variation nette des éléments hors caisse du fonds de roulement		
Comptes débiteurs	**(552 513)**	(1 657 279)
Autres éléments d'actif à court terme	**241 899**	(155 208)
Comptes créditeurs et charges à payer	**1 698 989**	898 570
Montant à payer à APF Management	**(3 923 164)**	(407 886)
Distributions en espèces à payer	**1 426 731**	489 460
	(1 108 058)	(832 343)
Distributions en espèces	**(13 065 845)**	(7 989 956)
	11 021 132	(1 343 205)
Activités d'investissement		
Acquisition de Hawk Oil	**(3 456 736)**	-
Nouvelles immobilisations	**(5 566 626)**	(3 789 058)
Achat de propriétés pétrolifères et gazéifères	**(323 491)**	(1 320 059)
Variation des éléments hors caisse du fonds de roulement, comptes créditeurs	**(1 556 923)**	(2 437 291)
	(10 903 776)	(7 546 408)
Produit de la vente de propriétés	**-**	719 585)
Réserve du fonds pour la restauration des lieux	**(349 296)**	(79 727)
	(11 253 072)	(6 906 550)
Activités de financement		
Émission de parts en espèces	**27 669**	31 687 500
Émission de parts en espèces en vertu d'options d'achat d'actions	**414 346**	109 968
Frais d'émission des parts	**(221 077)**	(1 801 983)
Remboursement de la dette – montant net	**1 100 000**	(21 250 000)
Distribution à la participation minoritaire de 1 %	**-**	(75 044)
	1 320 938	8 670 441
Variation de l'encaisse au cours de la période	**1 088 998**	420 686
Encaisse au début de la période	**950 402**	2 042 909
Encaisse à la fin de la période	**2 039 400 $**	2 463 595 $

Renseignements supplémentaires (note 6)

ÉTATS CONSOLIDÉS DES DISTRIBUTIONS EN ESPÈCES ET DU MONTANT CUMULATIF DES DISTRIBUTIONS EN ESPÈCES

Trimestres terminés les (non vérifié)	**31 mars 2003**		31 mars 2002	
Ventes de pétrole et gaz	**44 092 912**	**$**	16 790 530	$
Autres	**408 880**		150 763	
Montant brut des redevances dérogatoires et des redevances des locateurs	**(3 956 888)**		(1 335 963)	
	40 544 904		15 605 330	
Moins les éléments ci-dessous				
Exploitation	**6 718 504**		3 742 679	
Frais généraux et administratifs	**1 023 574**		876 567	
Frais de gestion	**-**		337 769	
Frais de service de la dette	**1 153 144**		524 666	
Apport au fonds d'abandon	**483 000**		105 000	
Impôts sur le capital et autres impôts	**835 761**		371 242	
Dépenses en immobilisations financées à même les flux de trésorerie	**5 566 626**		-	
Remboursement discrétionnaire de la dette	**6 077 749**		-	
	21 858 358		5 957 923	
99 % du bénéfice assujetti à la redevance	**18 686 546**		9 647 407	
Droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances	**18 499 680**		9 550 933	
Frais généraux et administratifs de la Fiducie	**(5 083 337)**		(2 189 978)	
	(350 498)		(35 941)	
	13 065 845		7 325 014	
Remboursement de capital (réserve du fonds de roulement)	**-**		664 942	
Espèces distribuées et disponibles pour distribution	**13 065 845**		7 989 956	
Espèces distribuées à ce jour	**8 074 224**		5 162 914	
Distributions en espèces à payer	**4 991 621**	**$**	2 827 042	$
Distributions en espèces déclarées par part, montant réel	**0,51**	**$**	0,45	$
Montant cumulatif des distributions en espèces au début de la période	**110 650 149**	**$**	72 883 698	$
Distributions déclarées et payées	**8 074 224**		5 162 914	
Distributions déclarées et à payer	**4 991 621**		2 827 042	
Montant cumulatif des distributions en espèces à la fin de la période	**123 715 994**	**$**	80 873 653	$

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
31 mars 2003 et 2002 (non vérifié)

1 PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires d'APF Energy Trust (« APF ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada. Ils ont été préparés suivant les mêmes conventions comptables que celles qui ont servi à préparer les états financiers consolidés de l'exercice terminé le 31 décembre 2002. Ils doivent être lus à la lumière des états financiers consolidés et des notes y afférentes figurant dans le rapport annuel d'APF pour l'exercice terminé le 31 décembre 2002.

2 ACQUISITION DE HAWK OIL

Le 5 février 2003, APF Energy a acquis la totalité des actions émises et en circulation de Hawk Oil Inc (« Hawk Oil »). L'opération a été comptabilisée suivant la méthode de l'acquisition. Le prix d'achat et la contrepartie versée se ventilent comme suit :

Actif net acquis aux valeurs attribuées		
Découvert bancaire	(5 321)	$
Autres éléments du fonds de roulement	(629 156)	
Immobilisations	57 146 000	
Écart d'acquisition	11 078 110	
Dette prise en charge	(7 900 000)	
Obligation au titre de la restauration des lieux	(262 571)	
Impôts futurs	(18 265 668)	
Total de l'actif net acquis	41 161 394	$

Financement		
Espèces	2 856 312	$
Émission de parts de fiducie	37 709 979	
Coûts d'acquisition	595 103	
Total	41 161 394	$

3 DETTE À LONG TERME

Actuellement, la facilité de crédit s'élève à 130 M$.

La dette bancaire est garantie par une débenture à vue de 175 M$ comprenant une charge fixe de premier rang sur tous les éléments d'actif de pétrole et de gaz naturel d'APF et par une cession des créances et des contrats de gaz naturel importants.

4 INSTRUMENTS FINANCIERS

APF s'est dotée d'un programme de gestion des risques de prix qui fixe le prix des marchandises associé à une partie de sa production future. APF vend à terme une partie de sa production future au moyen de swaps sur marchandises qu'elle conclut avec des contreparties jouissant d'une bonne situation financière. Les contrats suivants étaient en cours au 31 mars 2003. La valeur marchande estimative au 31 mars 2003, si les contrats avaient été réglés à ce moment-là, aurait entraîné une baisse des produits de 1,9 M$, produits qui, dans d'autres circonstances, auraient été touchés.

Année	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix de couverture moyen
Janvier à décembre 2003	Gaz naturel	Swap	1 000 gigajoules	5,80 $ CAN/Gj
Avril à juin 2003	Pétrole brut	Swap	2 833 barils	28,40 $ US/baril
Avril à octobre 2003	Gaz naturel	Swap	1 000 MBTU	5,06 $ US/MBTU
Avril à décembre 2003	Gaz naturel	Swap	5 000 gigajoules	6,72 $ CAN/Gj
Juillet à décembre 2003	Pétrole brut	Swap	2 667 barils	27,79 $ US/baril
Octobre à décembre 2003	Pétrole brut	Swap	1 167 barils	27,54 $ US/baril

Au 31 mars 2003, APF avait fixé le taux d'intérêt à l'égard d'une partie de sa dette comme suit :

Durée	Montant	Taux d'intérêt
Janvier à mai 2003	10 000 000 $	3,400 % plus commission d'acceptation
Janvier à novembre 2003	20 000 000 $	3,940 % plus commission d'acceptation
Mars 2003 à février 2005	20 000 000 $	3,665 % plus commission d'acceptation

La valeur marchande estimative de ces contrats sur taux d'intérêt au 31 mars 2003, s'ils avaient été réglés à ce moment-là, aurait représenté un coût de 0,14 M$.

5 CAPITAUX PROPRES

	31 mars 2003		31 décembre 2002	
Parts de fiducie	Nombre de parts	$	Nombre de parts	$
Solde au début de la période	22 942 417	214 405 160	15 583 880	141 068 870
Émises pour l'acquisition de Hawk Oil	3 990 474	37 709 979	-	-
Émises pour l'acquisition de Kinwest	-	-	3 385 510	36 055 682
Émises contre espèces	2 598	27 669	3 303 665	32 250 016
Coût des parts émises	-	(221 077)	-	(1 860 678)
Émises dans le cadre de l'internalisation d'un contrat de gestion	-	-	608 185	6 337 288
Émises à l'exercice d'options/droits	46 248	414 346	61 177	553 982
	26 981 737	252 336 077	22 942 417	214 405 160

Les données par part pour le trimestre terminé le 31 mars 2003 ont été établies en fonction d'un nombre moyen pondéré de parts de fiducie en circulation de 25 161 387 (17 246 729 pour le trimestre terminé le 31 mars 2002). Pour le calcul du résultat et du résultat dilué par part, 51 821 parts ont été ajoutées au nombre moyen pondéré de parts en circulation au cours du trimestre terminé le 31 mars 2003 (28 911 pour le trimestre terminé le 31 mars 2002) pour tenir compte de l'effet dilutif des options et des droits d'achat de parts de fiducie des employés. La distribution par part effectuée ou déclarée correspond à la distribution réelle qui a été effectuée ou déclarée en fonction du nombre de parts en circulation à la date pertinente.

Au cours du trimestre terminé le 31 mars 2003, aucune option ni aucun droit d'achat de parts de fiducie n'a été attribué à des employés. Au 31 mars 2003, 400 919 options d'achat de parts de fiducie étaient en cours, dont 143 791 pouvaient être exercées.

	31 mars 2003		31 décembre 2002	
Options d'achat de parts de fiducie	Nombre d'options	Prix d'exercice moyen pondéré	Nombre d'options	Prix d'exercice moyen pondéré
Solde au début de la période	244 029	9,13 $	330 540	9,32 $
Attribuées	-	-	-	-
Exercées	(22 834)	8,83	(58 677)	9,05
Annulées	(10 274)	9,53	(27 834)	11,62
Solde à la fin de la période	210 921	9,14 $	244 029	9,13 $
Options pouvant être exercées à la fin de la période	143 791	8,89 $	76 488	8,72 $

Au cours du trimestre terminé le 31 mars 2003, aucun droit d'achat de parts de fiducie n'a été attribué à des employés. Au 31 mars 2003, 400 919 droits d'achat de parts de fiducie étaient en cours, dont 99 227 pouvaient être exercés.

	31 mars 2003		31 décembre 2002	
Droits d'achat de parts de fiducie	Nombre de droits	Prix d'exercice moyen pondéré	Nombre de droits	Prix d'exercice moyen pondéré
Solde au début de la période	429 333	9,37 $	-	- $
Attribués	-	-	441 233	9,86
Exercés	(23 414)	9,09	(2 500)	9,73
Annulés	(5 000)	9,73	(9 400)	9,73
Solde avant le diminution du prix	400 919	9,37 $	429 333	9,86 $
Diminution du prix d'exercice	-	(0,15)	-	(0,49)
Solde à la fin de la période	400 919	9,22 $	429 333	9,37 $
Droits pouvant être exercés à la fin de la période	99 227	9,09 $	-	- $

Le prix d'exercice des droits d'achat de parts attribués, prévu par le régime de droits d'achat de parts de fiducie d'APF, pourrait être diminué aux cours des trimestres futurs conformément aux termes du régime. Il est difficile d'évaluer de quel ordre sera la diminution puisque cette dernière dépend de plusieurs facteurs, notamment, mais sans en exclure d'autres, les prix futurs obtenus sur la vente de pétrole et de gaz naturel, la production future de pétrole et de gaz naturel, l'établissement des montants retenus sur les distributions futures en vue de financer les dépenses en immobilisations et l'achat de propriétés pétrolifères et gazéifères. Par conséquent, il n'est pas possible de fixer une juste valeur aux termes du régime de droits d'achat de parts de fiducie.

Vu l'impossibilité de fixer la juste valeur des droits d'achat de parts conformément au régime, le coût de la rémunération aux fins de la présentation de l'information pro forma est fondé sur l'excédent du prix par part sur le prix d'exercice à la date des états financiers. Le montant cumulatif au 31 mars 2003 est de 145 131 $ dont 137 021 $ avaient été inscrits à titre de charge de rémunération pro forma au 31 décembre 2002. L'imputation au bénéfice net au titre du coût estimé associé aux droits d'achat de parts, attribués aux termes du régime serait de 8 110 $ pour le trimestre terminé le 31 mars 2003.

6 RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

Paiements en espèces liés aux éléments suivants :	31 mars 2003		31 mars 2002	
Intérêts	915 406	$	534 761	$
Distributions à la participation minoritaire	-		11 107	
Distributions aux porteurs de parts	11 639 115		7 500 496	
Impôts sur le capital et autres impôts	1 163 747		332 035	
Opérations hors trésorerie				
Émission de parts pour Hawk oil Inc.	37 709 979			
Impôts futurs	18 265 668			
Immobilisations	55 975 647			
	(55 975 647)	$		

7 ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Acquisition de Nycan Energy Corp.

Le 24 avril 2003, APF a annoncé que 99,5% des actionnaires de Nycan Energy Corp. (« Nycan ») ont accepté l'offre d'achat au comptant de APF visant l'acquisition de la totalité des actions émises et en circulation de Nycan au prix de 2,075 $ l'action. Le prix d'achat a été acquitté au moyen d'un paiement au comptant de 34,4 M$, déduction faite des frais d'opération de 1,5 M$ et de la prise en charge de la dette nette de 6,0 M$ de Nycan, ce qui donne un coût total de 41,9 M$.

Appel public à l'épargne

Le 2 avril 2003, APF a conclu un appel public à l'épargne dans le cadre duquel les placeurs pour compte ont vendu 5 300 000 parts de fiducie au prix de 10,40 $ la part. Le produit net du placement, déduction faite des frais d'émission et de la rémunération des placeurs pour compte, était de 52,1 M$ environ et a servi au financement de l'acquisition de Nycan ainsi qu'au remboursement de la dette.

MD+A

ANALYSE PAR LA DIRECTION

L'analyse par la direction doit être lue à la lumière des états financiers intermédiaires consolidés non vérifiés du trimestre terminé le 31 mars 2003 ainsi que de l'analyse par la direction et des états financiers consolidés vérifiés de l'exercice terminé le 31 décembre 2002.

POINTS SAILLANTS

Au premier trimestre de 2003, la hausse du volume de production et la bonne tenue du prix des marchandises se sont traduites par des flux de trésorerie sans précédent, à savoir 25,19 M$ (1,00 $ par part), contre 7,48 M$ (0,44 $ par part) pour le trimestre correspondant de 2002.

Les distributions se sont chiffrées à 13,06 M$ (0,51 $ par part), et le montant résiduel des flux de trésorerie a été affecté au financement des dépenses en immobilisations (5,57 M$ ou 0,22 $ par part), au fonds de restauration des lieux (0,48 M$ ou 0,02 $ par part) et à la réduction de la dette bancaire (6,08 M$ ou 0,24 $ par part).

Les produits du trimestre ont atteint 44,50 M$, un record, en hausse de 163 % par rapport aux produits du premier trimestre de 2002, soit 16,94 M$. APF a dégagé un bénéfice net de 13,62 M$ pour le premier trimestre, en regard de 2,41 M$ en 2002.

Le 5 février 2003, APF a conclu l'acquisition de Hawk Oil Inc., petite société pétrolière et gazière cotée en Bourse dont la production est d'environ 2 700 bep/j, en contrepartie d'une somme en espèces de 2,86 M$ et de l'émission de 3 990 474 parts de fiducie.

Le 10 mars 2003, APF a annoncé qu'elle avait convenu d'acquérir Nycan Energy Corp., petite société pétrolière et gazière cotée en Bourse dont la production est approximativement de 1 400 bep/j, pour une contrepartie totale d'environ 41,9 M$. L'acquisition a été conclue le 23 avril 2003.

PRODUCTION

Au premier trimestre de 2003, le volume de production a connu une hausse de 60 %, principalement en raison de la prise en compte, pour un trimestre entier, de la production découlant des acquisitions conclues en 2002 et de la production de Hawk, dont l'acquisition a été conclue au début de février 2003. Cette dernière a ajouté à la production environ 1 150 b/j de pétrole lourd et 9 300 kpi³/j de gaz naturel. La production du deuxième trimestre devrait également s'accroître par suite de l'acquisition de Nycan Energy Corp. (« Nycan ») à la fin d'avril 2003.

	T1 2003	T1 2002	Variation %
Pétrole lourd (b/j)	6 345	4 159	53
Gaz naturel (kpi³/j)	28 745	17 242	67
LGN (b/j)	264	110	140
Total (bep/j)	11 400	7 143	60

PRIX

Le prix du pétrole West Texas Intermediate (« WTI ») s'est établi en moyenne à 33,80 $ US/b au cours du premier trimestre de 2003, en hausse de 56 % sur les 21,67 $ US/b enregistrés en moyenne au premier trimestre de 2002. Au Canada, les prix du pétrole brut sont fondés sur le prix du pétrole WTI, ajusté pour tenir compte des frais de transport, des écarts de prix et des taux de change. Le prix obtenu par APF repose sur le prix affiché par les raffineurs, déduction faite des frais de transport et des ajustements pour tenir compte des écarts entre la qualité du pétrole d'APF et celui dont le prix est affiché, et il est ajusté pour tenir compte des opérations de couverture. En 2003, APF a obtenu un prix moyen de 40,32 $/b, soit une hausse de 29 % sur le prix de 31,28 $/b obtenu en 2002.

En ce qui concerne le gaz naturel, APF a obtenu un prix moyen 7,79 $/kpi³ au cours du premier trimestre de 2003, une hausse de 148 % par rapport au prix moyen de 3,14 $/kpi³ obtenu au cours du trimestre correspondant de 2002.

Prix – après opérations de couverture

	T1 2003	T1 2002	Variation %
Pétrole lourd ($ CA/b)	40,32	31,28	29
Gaz naturel ($ CA/kpi³)	7,79	3,14	148
LGN ($ CA/b)	38,41	20,04	92
Total ($ CA/bep)	42,97	26,10	65

COUVERTURE

Le prix des marchandises a continué d'être volatil pendant le premier trimestre de 2003. APF gère activement le risque lié au prix des marchandises au moyen de contrats de couverture qui mettent les produits à l'abri des fluctuations des prix des marchandises. Les opérations de couverture visent à stabiliser les niveaux de distribution en espèces par la fixation du prix d'une partie du portefeuille de production. Les opérations de couverture sur pétrole brut ont diminué le prix moyen obtenu de 3,64 $/b, alors que celles sur gaz naturel ont diminué le prix moyen obtenu de 0,10 $/kpi³.

Période	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix moyen de couverture
Janvier à décembre 2003	Gaz naturel	Swap	1 000 GJ	5,80 $ CA/GJ
Avril à juin 2003	Pétrole brut	Swap	2 833 b	28,40 $ US/b
Avril à octobre 2003	Gaz naturel	Swap	1 000 MBtu	5,06 $ US/MBtu
Avril à décembre 2003	Gaz naturel	Swap	5 000 GJ	6,72 $ CA/GJ
Juillet à septembre 2003	Pétrole brut	Swap	2 667 b	27,79 $ US/b
Octobre à décembre 2003	Pétrole brut	Swap	1 167 b	27,54 $ US/b

Produits

(en milliers)	T1 2003	% du total	T1 2002	% du total
Ventes de pétrole brut	25 107 $	56	10 819 $	64
Ventes de gaz naturel	20 417	46	4 771	28
Ventes de LGN	914	2	199	1
Activités de couverture	(2 345)	(5)	1 001	6
Autres	409	1	151	1
Total des produits	44 502 $	100	16 941 $	100

REDEVANCES

Les redevances par baril équivalent de pétrole se sont accrues de 61 % au premier trimestre de 2003 par suite de l'augmentation des prix du pétrole brut et du gaz naturel. Exprimées en pourcentage des produits, elles sont restées à peu près inchangées, passant de 20,9 % en 2002 à 20,4 % en 2003.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Redevances à la Couronne	5 135 $	2 212 $	132
Redevances de propriétaire franc	3 112	1 032	202
Redevances dérogatoires	845	304	178
Total des redevances	9 092	3 548	156
En pourcentage des produits, après opérations de couverture	20,4 %	20,9 %	2
Par bep	8,86 $	5,52 $	61

CHARGES D'EXPLOITATION

Les charges d'exploitation se sont accrues de 13 %, passant de 6,55 $/bep pour le premier trimestre de 2003 à 5,82 $/bep pour le trimestre correspondant de 2002. L'incidence des coûts énergétiques élevés et de la hausse générale des frais en champ à l'égard du portefeuille actuel de propriétés de APF devrait contrebalancer celle des mesures visant l'efficacité de l'exploitation, mises en œuvre en 2003 en vue de comprimer les charges d'exploitation. La montée des charges d'exploitation par bep correspond bien aux tendances générales du secteur.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Charges d'exploitation	6 719 $	3 743 $	80
Par bep	6,55 $	5,82 $	13

FRAIS GÉNÉRAUX ET ADMINISTRATIFS

En termes absolus, les frais généraux et administratifs sont passés de 0,91 M$ pour le premier trimestre de 2002 à 1,37 M$ pour le premier trimestre de 2003, une hausse de 50 %. En revanche, les frais par baril équivalent de pétrole ont chuté de 6 % pour atteindre 1,34 $/bep en 2003, contre 1,42 $/bep en 2002. La hausse, principalement attribuable à l'accroissement des coûts liés aux effectifs, reflète l'accroissement de la taille d'APF au cours de la dernière année.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Frais généraux et administratifs	1 374 $	913 $	50
Par bep	1,34 $	1,42 $	(6)

FRAIS DE GESTION

Avant l'internalisation du contrat de gestion, le gestionnaire obtenait des frais de gestion équivalant à 3,5 % des produits nets de production. Pour le premier trimestre de 2002, les frais de gestion se sont chiffrés à 0,34 M$ (0,53 $/bep). Depuis le 1er janvier 2003, APF n'engage plus de tels frais.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Frais de gestion	– $	338 $	(100)
Par bep	– $	0,53 $	(100)

INTÉRÊTS DÉBITEURS

Les intérêts débiteurs se sont élevés à 1,15 M$ (1,12 $/bep) pour le premier trimestre de 2003, alors qu'ils s'étaient établis à 0,52 M$ (0,82 $/bep) pour le trimestre correspondant de 2002, affichant une hausse de 120 %. Cette hausse provient de l'augmentation de l'encours moyen de la dette au cours de la période.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Intérêts débiteurs	1 153 $	525 $	120
Par bep	1,12 $	0,82 $	37

ÉPUISEMENT ET AMORTISSEMENT

L'épuisement et l'amortissement ont diminué de 1 %, passant de 9,79 $/bep pour le trimestre terminé le 31 mars 2002 à 9,70 $/bep pour le trimestre correspondant de 2003. Cette baisse rend compte des ajouts aux réserves et des révisions favorables à celles-ci dont fait état l'évaluation des réserves d'APF au 31 décembre 2002.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Épuisement et amortissement	9 953 $	6 294 $	58
Par bep	9,70 $	9,79 $	(1)

FRAIS DE RESTAURATION DES LIEUX

Pour le trimestre terminé le 31 mars 2003, les frais de restauration des lieux ont diminué de 5 % et se sont établis à 0,70 $/bep en regard de 0,74 $/bep pour le trimestre correspondant de 2002.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Frais de restauration des lieux	721 $	473 $	52
Par bep	0,70 $	0,74 $	(5)

IMPÔTS

Pour le premier trimestre de 2003, l'impôt sur le capital de la Saskatchewan et l'impôt fédéral des grandes sociétés se sont chiffrés à 0,84 M$ contre 0,37 M$ pour la même période un an plus tôt et reflètent l'accroissement de la proportion des produits tirés du pétrole et du gaz générés en Saskatchewan.

La charge d'impôts sur les bénéfices futurs pour le trimestre terminé le 31 mars 2003 s'est chiffrée à 1,04 M$, en regard d'une économie de 1,75 M$ pour la période correspondante de 2002. La charge d'impôts découle du fait que APF utilise les flux de trésorerie pour financer les dépenses en immobilisations et effectuer des remboursements discrétionnaires de dette, plutôt que de les distribuer aux porteurs de parts. De l'avis d'APF, les impôts sur les bénéfices ne seront pas payés par la société; le passif d'impôts futurs sera plutôt transféré aux porteurs de parts.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Impôts sur le capital et autres impôts	836 $	371 $	125
Par bep	0,81 $	0,58 $	40
Charge d'impôts sur les bénéfices futurs (économie)	1 043 $	(1 752) $	160

BÉNÉFICE

Le bénéfice net du premier trimestre de 2003 a affiché une hausse de 464 % par rapport à celui du premier trimestre de 2002. Se chiffrant à 13,62 M$ ou 0,54 $ par part de fiducie (bénéfice dilué par part : 0,54 $) en regard de 2,41 M$ ou 0,14 $ par part de fiducie (bénéfice dilué par part : 0,14 $) pour le trimestre correspondant de 2002, le bénéfice net du premier trimestre de 2003 reflète la hausse du volume de production et des prix du pétrole brut et du gaz naturel.

DISTRIBUTIONS EN ESPÈCES

Les distributions en espèces se sont élevées à 13,06 M$, ou 0,51 $ par part de fiducie, pour le premier trimestre 2003, contre 7,99 M$ ou 0,45 $ par part de fiducie pour la période correspondante de 2002. Les distributions aux porteurs de parts, soit 13,06 M$, correspondent à 52 % des flux de trésorerie du premier trimestre, qui s'élevaient à 25,19 M$. Du montant résiduel des flux de trésorerie, une partie a été affectée au financement des dépenses en immobilisations (5,57 M$) et au fonds de restauration des lieux (0,48 M$). Le solde (6,08 M$) a servi à réduire la dette bancaire de façon temporaire et pourrait servir à stabiliser les distributions en espèces mensuelles à venir. Pour le reste de l'exercice 2003, APF a l'intention d'appliquer sa politique historique en matière de distributions, c'est-à-dire de conserver une partie des flux de trésorerie disponibles pour l'affecter au financement des dépenses en immobilisations et des projets de développement.

LIQUIDITÉS ET RESSOURCES EN CAPITAL

Au 31 mars 2003, la dette bancaire d'APF se chiffrait à 97,0 M$, et le fonds de roulement, à 3,5 M$, ce qui porte la dette nette à 93,5 M$. Le 2 avril 2003, APF a procédé à la clôture d'un placement de 5,3 millions de parts de fiducie à un prix de 10,40 $ la part. Le produit net de ce placement, qui a totalisé approximativement 52,1 M$, a servi à financer l'acquisition de Nycan. La contrepartie en espèces versée à l'égard de cette acquisition, y compris la prise en charge d'une dette de 7,5 M$ après frais d'opération, s'est élevée à environ 41,9 M$.

PERSPECTIVES

APF procède de manière active à l'intégration de Hawk et de Nycan, les deux sociétés nouvellement acquises, et au classement par ordre de priorité des possibilités de forage et de mise en valeur des propriétés de ces sociétés. APF s'attend à ce que les dépenses en immobilisations engagées en 2003 dans le cadre de son programme de développement atteignent environ 25,0 M$.

Les activités du deuxième trimestre de l'exercice subissent habituellement l'incidence défavorable de la « débâcle » printanière et des fermetures de routes. Cette année, la période de débâcle a été anormalement longue dans l'Ouest canadien, ce qui a entraîné de légères insuffisances de production à certaines propriétés en raison des modalités des concessions avec services.

Malgré la récente chute des prix du pétrole brut, causée par les événements sur la scène mondiale, et la récente appréciation du dollar canadien par rapport au dollar américain, APF est déterminée à préserver la stabilité à long terme des distributions en espèces. En outre, elle croit que les prix du pétrole brut resteront dans une fourchette intéressante et que ceux du gaz naturel continueront d'afficher une bonne tenue.

ÉNONCÉS PROSPECTIFS

Certains énoncés contenus dans la présente analyse sont des « énoncés prospectifs » qui ont trait à des événements futurs ou au rendement futur. Ces énoncés reflètent les attentes ou l'opinion de la direction concernant, entre autres choses, les résultats d'exploitation futurs ou divers éléments des résultats d'exploitation futurs et la performance économique d'APF. Les projections, les estimations et les opinions présentées dans ces énoncés prospectifs comportent forcément des risques et des incertitudes connus et inconnus, dont les risques commerciaux abordés ci-dessus, qui pourraient faire en sorte que le rendement et les résultats financiers futurs réels diffèrent sensiblement des projections de rendement ou de résultats futurs exprimées de manière explicite ou implicite dans les énoncés prospectifs. Par conséquent, le lecteur doit garder à l'esprit que les événements et les circonstances pourraient faire en sorte que les résultats réels diffèrent des projections et que les écarts pourraient être importants.

Exemption # 82-5166

INFO CIRCULAR

03 JUN 25 AM 7: 21

APF ENERGY TRUST

Circulaire d'information

relative à l'assemblée annuelle et extraordinaire des porteurs de parts devant avoir lieu le mercredi 11 juin 2003

SOLLICITATION DE PROCURATIONS

La présente circulaire d'information est fournie relativement à la sollicitation, par la direction de APF Energy Inc. (« APF »), pour le compte de APF Energy Trust (la « Fiducie »), de procurations devant être utilisées à l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs (les « porteurs de parts ») de parts de fiducie (les « parts de fiducie ») de la Fiducie qui aura lieu le 11 juin 2003 à 15 h (heure de Calgary) au Sun Life Plaza Conference Centre, 140, 4th Avenue S.W., mezzanine, Calgary (Alberta), et à toute reprise de celle-ci en cas d'ajournement, aux fins énoncées dans l'avis de convocation. Société de fiducie Computershare du Canada (le « fiduciaire ») doit recevoir les procurations à l'attention du service des procurations, au 100, University Avenue, 9e étage, Toronto (Ontario) M5J 2Y2 au moins 24 heures avant le moment prévu pour la tenue de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement. Le fiduciaire a fixé la date de clôture des registres aux fins de l'assemblée à la fermeture des bureaux le 12 mai 2003 (la « date de clôture des registres »). Seuls les porteurs de parts inscrits à cette date auront le droit de recevoir l'avis de convocation. Les porteurs de parts inscrits pourront exercer les droits de vote rattachés aux parts de fiducie dont ils sont propriétaires et ils seront inscrits sur la liste des porteurs de parts ayant le droit de voter à l'assemblée, qui est dressée à la date de clôture des registres, même si, depuis ce moment-là, ils ont aliéné leurs parts de fiducie. La personne qui devient porteur de parts après la date de clôture des registres n'a pas le droit de voter à l'assemblée.

La procuration nommant un fondé de pouvoir doit être faite par écrit et signée par le porteur de parts ou son fondé de pouvoir autorisé par écrit ou, si le porteur de parts est une société par actions, être revêtue de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé.

Les personnes nommées dans la procuration ci-jointe sont des administrateurs de APF. Chaque porteur de parts a le droit de nommer un fondé de pouvoir autre que les personnes désignées dans la procuration, lequel n'est pas obligatoirement un porteur de parts, qui assistera à l'assemblée et y agira en son nom. Il peut exercer ce droit en biffant les noms des représentants de la direction et en inscrivant lisiblement le nom du fondé de pouvoir de son choix dans l'espace vierge prévu à cet effet.

RÉVOCABILITÉ DES PROCURATIONS

Le porteur de parts ayant donné une procuration peut la révoquer à tout moment avant qu'elle ne soit utilisée. Si une personne ayant donné une procuration assiste à l'assemblée à laquelle la procuration doit être utilisée, elle pourra révoquer la procuration et voter en personne. Outre les autres façons permises par la loi, une procuration peut être révoquée au moyen d'un document écrit portant la signature du porteur de parts ou celle de son fondé de pouvoir autorisé par écrit ou, si le porteur de parts est une société par actions, son sceau social ou la signature d'un membre de la direction ou d'un mandataire dûment autorisé et déposé au siège social de APF au plus tard le jour ouvrable précédant le jour de l'assemblée, ou de toute reprise de celle-ci en cas d'ajournement, à laquelle la procuration doit être utilisée ou auprès du président de l'assemblée, le jour de l'assemblée, ou de toute reprise de celle-ci en cas d'ajournement; dans les deux cas, la procuration est révoquée dès le dépôt du document en question.

PERSONNES FAISANT LA SOLLICITATION

La présente sollicitation est faite pour le compte de la Fiducie. La Fiducie prendra en charge les frais engagés dans le cadre de la rédaction et de la mise à la poste de la procuration, de l'avis de convocation et de la présente circulaire d'information. En plus d'être sollicitées par la poste, les procurations pourront être sollicitées au moyen d'entrevues personnelles, par téléphone ou par d'autres moyens de communication par les administrateurs, les membres de la direction et les employés de APF, qui ne seront pas rémunérés à cet égard.

POUVOIR DISCRÉTIONNAIRE DU FONDÉ DE POUVOIR

Les droits de vote rattachés aux parts de fiducie représentées par une procuration en faveur des représentants de la direction seront exercés à l'occasion de tout scrutin tenu à l'assemblée et, si le porteur de parts précise un choix quant à toute question à l'ordre du jour, les droits de vote rattachés à ses parts de fiducie seront exercés à tout scrutin conformément aux instructions données.

En l'absence de telles instructions, les droits de vote afférents aux parts de fiducie seront exercés en faveur des questions à l'ordre du jour. Les personnes désignées dans la procuration fournie par la Fiducie sont investies d'un pouvoir discrétionnaire à l'égard des modifications des questions énoncées dans la procuration et dans l'avis de convocation. Au moment de l'impression de la présente circulaire d'information, ni APF ni le fiduciaire ne sont au courant d'aucune modification ni d'aucune autre question de ce genre.

PARTS DE FIDUCIE COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS DE CELLES-CI

La Fiducie a l'autorisation d'émettre 500 000 000 de parts de fiducie. En date des présentes, 32 282 236 parts de fiducie sont émises et en circulation. À l'assemblée, si un vote à main levée est tenu, chaque porteur de parts présent ou représenté par procuration et ayant le droit de voter pourra exprimer une voix. Si un scrutin est tenu, chaque porteur de parts présent ou représenté par procuration peut exprimer une voix par part de fiducie dont il est le porteur inscrit. Tous les votes portant sur des résolutions spéciales seront tenus par voie de scrutin sans qu'il soit nécessaire de le demander.

Si une part de fiducie est détenue conjointement par plusieurs personnes, l'une ou l'autre d'entre elles pourra exercer les droits de vote y afférents à l'assemblée en personne ou par procuration, mais si au moins deux d'entre elles assistent à l'assemblée ou y sont représentées par procuration et sont en désaccord au sujet des voix à exprimer, celui dont le nom figure en premier dans le registre des porteurs de parts tenu par le fiduciaire aura le droit d'exprimer la voix en question.

À la connaissance du fiduciaire et des administrateurs et des membres de la direction principale de APF, aucune personne physique ou morale n'est propriétaire véritable, directement ou indirectement, de parts de fiducie comportant plus de 10 % des droits de vote rattachés aux parts de fiducie émises et en circulation de la Fiducie pouvant être exercés à l'assemblée, ni n'exerce une emprise sur une telle proportion de ces parts de fiducie.

Le nombre de parts de fiducie de la Fiducie dont tous les administrateurs et les membres de la direction de APF ainsi que les personnes avec lesquelles ils ont des liens sont collectivement propriétaires, directement ou indirectement, s'élève à 861 782 (soit 2,67 %) des parts de fiducie en circulation. En outre, les administrateurs, les membres de la direction et les employés de APF détiennent des options et des droits leur permettant collectivement d'acquérir 1 935 900 parts de fiducie supplémentaires de la Fiducie, dont 1 383 007 ne peuvent être émises et levées qu'avec l'approbation des porteurs de parts et des organismes de réglementation. Se reporter à la rubrique « Questions à l'ordre du jour – Modification du régime incitatif de droits d'achat de parts de fiducie ».

AVIS AUX PORTEURS VÉRITABLES DE PARTS DE FIDUCIE

Les renseignements énoncés dans la présente rubrique sont très importants pour de nombreux porteurs de parts de la Fiducie, car un grand nombre d'entre eux ne détiennent pas leurs parts de fiducie en leur nom. Les porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur propre nom (appelés dans la présente circulaire d'information les « propriétaires véritables ») devraient prendre note que seules les procurations déposées par les porteurs de parts dont les noms figurent dans les registres de la Fiducie en tant que porteurs inscrits de parts de fiducie peuvent être reconnues et utilisées à l'assemblée. Si les parts de fiducie sont inscrites dans un relevé de compte fourni au porteur de parts par un courtier, dans presque tous les cas, ces parts de fiducie seront vraisemblablement immatriculées au nom du courtier ou du mandataire d'un courtier. Au Canada, la grande majorité de ces parts de fiducie sont immatriculées au nom de CDS & Co. (nom aux fins de l'immatriculation de La Caisse canadienne de dépôt de valeurs limitée, qui agit à titre de prête-nom de nombreuses maisons de courtages canadiennes). Les droits de vote afférents aux parts de fiducie détenues par des courtiers ou leurs prête-noms ne peuvent être exercés (pour ou contre une résolution) que selon les instructions du propriétaire véritable. En l'absence d'instructions précises, il est interdit aux courtiers ou à leurs prête-noms d'exercer les droits de vote rattachés à des

parts de fiducie pour leurs clients. Le fiduciaire de la Fiducie ignore au nom de qui les parts de fiducie immatriculées au nom de CDS & Co. sont détenues. Par conséquent, les propriétaires véritables ne peuvent exercer à l'assemblée les droits de vote afférents à leurs parts de fiducie, ni en personne ni par procuration, sauf de la façon indiquée ci-après.

La réglementation applicable exige que les intermédiaires ou les courtiers obtiennent des instructions de vote des propriétaires véritables bien avant l'assemblée. Chaque intermédiaire ou courtier a ses propres méthodes postales et fournit ses propres instructions relatives au retour, que les propriétaires véritables devraient suivre attentivement afin de s'assurer que les droits de vote rattachés à leurs parts de fiducie soient exercés à l'assemblée. Souvent, la procuration fournie à un propriétaire véritable par son courtier est identique à celle qui est fournie aux porteurs de parts inscrits. Toutefois, son objet se limite à donner des instructions au porteur de parts inscrit quant à la façon de voter pour le compte du propriétaire véritable. À l'heure actuelle, la majeure partie des courtiers délèguent la responsabilité d'obtenir les instructions des clients à ADP Investor Communications (« ADP »). Habituellement, ADP poste un formulaire d'instructions de vote lisible électroniquement au lieu de la procuration. Le propriétaire véritable doit remplir et renvoyer le formulaire d'instructions de vote à ADP par la poste ou par télécopieur. Sinon, le propriétaire véritable peut exercer les droits de vote rattachés aux parts de fiducie qu'il détient en composant un numéro sans frais. ADP compile par la suite les résultats de toutes les instructions reçues et donne les instructions appropriées quant à l'exercice des droits de vote rattachés aux parts de fiducie qui seront représentées à l'assemblée. Le propriétaire véritable qui reçoit un formulaire d'instructions de vote ne peut s'en servir pour voter directement à l'assemblée; il doit renvoyer le formulaire à ADP, selon les instructions de celle-ci, bien avant l'assemblée afin que les droits de vote rattachés à ses parts de fiducie puissent être exercés.

SI VOUS ÊTES UN PROPRIÉTAIRE VÉRITABLE ET QUE VOUS DÉSIREZ VOTER EN PERSONNE À L'ASSEMBLÉE, VEUILLEZ COMMUNIQUER AVEC VOTRE COURTIER OU LE MANDATAIRE DE CELUI-CI BIEN AVANT L'ASSEMBLÉE AFIN D'ÉTABLIR COMMENT VOUS POURRIEZ PROCÉDER.

QUORUM DE L'ASSEMBLÉE

Le quorum de l'assemblée est atteint lorsqu'au moins deux personnes sont présentes ou représentées par procuration et représentent au moins 10 % du nombre total de parts de fiducie en circulation. Si le quorum n'est pas atteint à l'assemblée dans la demi-heure qui suit le moment fixé pour la tenue de l'assemblée, celle-ci sera ajournée à une date se situant au moins quatorze (14) jours plus tard, au lieu, à la date et à l'heure qui seront être établis par le président de l'assemblée. À la reprise de l'assemblée, les porteurs de parts présents ou représentés par procuration formeront le quorum. S'il s'agit d'une assemblée au cours de laquelle une résolution spéciale est à l'étude, elle devra être ajournée au moins 21 jours et au plus 60 jours plus tard et l'avis de convocation devra être donné au moins dix jours avant la date de la reprise.

QUESTIONS À L'ORDRE DU JOUR

1. Renouvellement du mandat du fiduciaire

L'acte de fiducie par lequel la Fiducie a été établie prévoit que les porteurs de parts doivent, à chaque assemblée annuelle, renouveler le mandat du fiduciaire ou nommer un autre fiduciaire. Par conséquent, les porteurs de parts examineront une résolution ordinaire visant à nommer Société de fiducie Computershare du Canada (« Computershare ») à titre de fiduciaire de la Fiducie. Computershare ou la société qu'elle remplace, Société de Fiducie Banque de Montréal, est fiduciaire de la Fiducie depuis l'établissement de celle-ci, le 10 octobre 1996.

Le conseil d'administration recommande aux porteurs de parts d'approuver la résolution relative au renouvellement du mandat du fiduciaire.

La résolution relative au renouvellement du mandat du fiduciaire est énoncée à l'annexe A.

2. **Exercice des droits**

La Fiducie a établi un régime d'options (le « régime initial ») et un régime de droits incitatif (le « nouveau régime »), collectivement les « régimes » (au sens et selon la description de la rubrique « Régime incitatif d'options d'achat de parts de fiducie et régime incitatif de droits d'achat de parts de fiducie »). Les régimes prévoient actuellement que le nombre maximal de parts de fiducie pouvant être émises s'élève à 800 000.

Depuis la création du régime initial, des options permettant l'achat de 546 723 parts de fiducie ont été octroyées. De ce nombre, 221 193 options ont été levées et 115 109 options ont été annulées ou ont expiré; il reste donc 210 421 options en circulation. Aucun nouvel octroi ne sera effectué aux termes du régime initial.

En outre, 1 765 793 droits ont été octroyés aux termes du nouveau régime. De ce nombre, 25 914 droits ont été exercés et 14 400 ont été annulés ou ont expiré; il reste donc 1 725 479 droits en circulation.

Le calcul suivant a été fait :

	Options	**Options en circulation**	**Droits**	**Droits en circulation**
Nombre maximal pouvant être émis	800 000		368 386	
Octrois	(546 723)	546 723	(1 765 793)	1 765 793
	253 277		**(1 397 407)**	
Annulés ou expirés	115 109	(115 109)	14 400	(14 400)
Solde disponible en vue de l'émission de droits	368 386		(1 383 007)	
Levées ou exercés		(221 193)		(25 914)
En circulation		**210 421**		1 725 479

Tous les octrois futurs seront effectués aux termes du nouveau régime.

En prenant en considération les options émises aux termes du régime initial, le nouveau régime autorisait l'émission d'un nombre maximal de 368 386 parts de fiducie. Les octrois qui ont été faits aux termes du nouveau régime dépassent ce nombre maximal. À l'heure actuelle, il y a 1 383 007 droits en circulation en plus du nombre maximal autorisé pouvant être émis aux termes du nouveau régime.

Ces droits, qui ont été octroyés à des prix d'exercice allant de 9,67 $ à 10,80 $ (dont 27,72 % ont été émis à l'intention des membres de la direction et des administrateurs et 72,28 % à l'intention des employés qui ne font pas partie de la direction) expirent entre mars 2012 et avril 2013. Ces droits ne peuvent être exercés que si leur émission et leur exercice sont approuvés et ratifiés par les porteurs de parts à l'assemblée.

Les porteurs de parts seront appelés à examiner et, s'ils le jugent souhaitable, à approuver, à la majorité des voix exprimées à l'assemblée (à l'exclusion des voix rattachées aux titres détenus en propriété véritable par des initiés à qui des parts de fiducie peuvent être émises aux termes des régimes et par des personnes avec lesquelles ils ont des liens), une résolution (la « résolution relative à l'exercice des droits ») visant à ratifier l'émission et l'exercice de 1 383 007 droits émis aux termes du nouveau régime.

À la date des présentes, à la connaissance de APF Energy, 861 782 parts de fiducie détenues par des initiés ou des personnes avec lesquelles ils ont des liens seront exclues du vote portant sur cette résolution, ce qui représente environ 2,67 % des parts de fiducie émises et en circulation de la Fiducie.

Le conseil d'administration recommande aux porteurs de parts d'approuver la résolution relative à l'exercice des droits.

La résolution relative à l'exercice des droits est énoncée à l'annexe A.

3. **Modification du régime incitatif de droits d'achat de parts de fiducie**

Comme le nombre de parts de fiducie en circulation a été porté de 3 500 000 à 32 282 236 depuis la mise en œuvre du régime initial, en raison de l'expansion de l'entreprise de APF et de la Fiducie, le conseil d'administration juge qu'il est souhaitable d'accroître le nombre maximal de parts de fiducie pouvant être émises aux termes du nouveau régime. En outre, le conseil d'administration souhaite disposer de suffisamment de parts de fiducie pouvant être émises aux termes du nouveau régime pour permettre à APF de recruter et de garder à son service des gens compétents et expérimentés, dans l'intérêt de la Fiducie.

La Bourse de Toronto (la « TSX ») exige qu'une société inscrite à sa cote indique le nombre maximal de titres pouvant être émis conformément à ses régimes incitatifs et qu'elle demande aux porteurs de ses titres d'approuver l'augmentation de ce nombre maximal.

Les porteurs de parts seront appelés à examiner et, s'ils le jugent souhaitable, à approuver, à la majorité des voix exprimées à l'assemblée (à l'exclusion des voix rattachées aux titres détenus en propriété véritable par des initiés à qui des parts de fiducie peuvent être émises aux termes des régimes et par des personnes avec lesquelles ils ont des liens), une résolution (la « résolution relative à la modification du régime incitatif de droits d'achat de parts de fiducie ») visant à augmenter le nombre maximal de parts de fiducie pouvant être émises aux termes du nouveau régime de manière à le porter de 368 386 à 2 600 000 (soit une augmentation de 2 231 614). Ce nombre représente 8 % des parts de fiducie en circulation (8,7 % si l'on tient compte des options en circulation aux termes du régime initial). Le nombre de droits réservés aux termes du nouveau régime passera ainsi d'un déficit de 1 383 007 à 848 607, ce qui permettra à APF d'octroyer 848 607 droits supplémentaires.

À la date des présentes, à la connaissance de APF Energy, 861 782 parts de fiducie détenues par des initiés ou des personnes avec lesquelles ils ont des liens seront exclues du vote portant sur cette résolution, ce qui représente environ 2,67 % des parts de fiducie émises et en circulation de la Fiducie.

Le conseil d'administration recommande aux porteurs de parts d'approuver la résolution relative à la modification du régime incitatif de droits d'achat de parts de fiducie.

La résolution relative à la modification du régime incitatif de droits d'achat de parts de fiducie est énoncée à l'annexe A.

4. **Modification de la convention de redevances**

APF et le fiduciaire sont parties à une convention de redevances initialement conclue le 17 décembre 1996, modifiée et mise à jour, aux termes de laquelle APF a octroyé une redevance à la Fiducie correspondant à 99 % du revenu de redevances produit par les propriétés pétrolières et gazières dont APF est propriétaire. La convention de redevances impose des restrictions à l'égard des acquisitions futures de propriétés pétrolières et gazières qui pourraient être faites par APF et prévoit que de telles acquisitions futures doivent respecter certains critères. Les dispositions de la convention de redevances relatives aux « restrictions sur les acquisitions futures » sont énoncées à l'annexe C.

Les modalités de la convention de redevances ont été négociées au moment de la création de la Fiducie, compte tenu du fait que la Fiducie était à l'étape du démarrage. La direction de APF a effectué depuis de nombreuses acquisitions qui ont entraîné un taux de rendement interne de 21 % pour les porteurs de parts depuis le 1er janvier 1997.

Il est important que APF continue à faire des acquisitions stratégiques et opportunes. Dans certains cas, il se peut qu'une certaine acquisition ne satisfasse pas aux critères énoncés dans la convention de redevances, même si elle est souhaitable du point de vue des synergies avec les autres éléments d'actif de APF, des besoins de l'exploitation ou du potentiel de croissance non reconnu dans le rapport technique indépendant du vendeur, mais repéré à l'interne par APF. Pour ces raisons, le conseil d'administration de APF a décidé qu'il était souhaitable et dans l'intérêt des

porteurs de parts de supprimer les restrictions sur les acquisitions futures de APF se trouvant dans la convention de redevances. Le conseil d'administration propose, par conséquent, que les porteurs de parts soient appelés à examiner à l'assemblée et, s'ils le jugent souhaitable, à adopter une résolution spéciale visant à modifier la convention de redevances afin de supprimer les critères relatifs aux acquisitions futures que APF doit actuellement respecter.

Le conseil d'administration recommande aux porteurs de parts d'approuver la résolution relative à la modification de la convention de redevances.

La résolution relative à la modification de la convention de redevances est énoncée à l'annexe A.

5. **Régime de droits des porteurs de parts**

La Fiducie a mis en œuvre un régime de droits des porteurs de parts (le « régime de droits initial ») en 1999 qui a été approuvé par les porteurs de parts à l'assemblée annuelle et extraordinaire de 1999 de la Fiducie. Le régime de droits initial a expiré en avril 2003 conformément à ses modalités. Le conseil d'administration de APF a établi qu'il était souhaitable et dans l'intérêt des porteurs de parts qu'un régime de droits renouvelé et modifié (le « nouveau régime de droits ») soit mis en œuvre conformément à la convention relative au régime de droits conclue avec Société de fiducie Computershare du Canada à titre d'agent des droits en date du 19 avril 2003. Par conséquent, les porteurs de parts seront appelés à examiner à l'assemblée et, s'ils le jugent souhaitable, à adopter une résolution ordinaire visant l'approbation du nouveau régime de droits (la « résolution relative au régime de droits des porteurs de parts »).

Le nouveau régime de droits vise principalement à donner au conseil d'administration de APF suffisamment de temps pour examiner et, s'il le juge opportun, rechercher et élaborer d'autres solutions susceptibles de maximiser la valeur de la participation des porteurs de parts au cas où la Fiducie ferait l'objet d'une offre publique d'achat, et à faire en sorte que tous les porteurs de parts soient traités sur un pied d'égalité s'ils veulent participer à une telle offre. Le nouveau régime de droits a pour objet de réglementer certains aspects des offres publiques d'achat relatives à la Fiducie, mais il ne vise pas à empêcher une tentative de bonne foi d'acquérir le contrôle de la Fiducie, si l'offre était juste.

Les modalités du nouveau régime de droits sont sensiblement les mêmes que les modalités du régime de droits initial, sauf pour ce qui est de certaines modifications visant à l'harmoniser avec les nouveaux régimes de droits qui sont mis sur pied au Canada, dont l'objectif primordial est la protection des intérêts des porteurs de titres.

Les modalités du nouveau régime de droits sont énoncées à l'annexe B.

Conformément aux exigences de la TSX, l'adoption du nouveau régime de droits doit être ratifiée par les porteurs de parts à une assemblée de ces porteurs au moyen du vote affirmatif de la majorité des voix rattachées aux parts de fiducie qui sont exprimées par les porteurs de parts présents ou représentés par procuration à l'assemblée.

En outre, l'adoption du nouveau régime de droits doit être ratifiée par les porteurs de parts au moyen du vote affirmatif de la majorité des voix rattachées aux parts de fiducie qui sont exprimées par les porteurs de parts autres que le porteur de parts qui, directement ou indirectement, individuellement ou de concert avec d'autres, détient plus de 20 % des parts de fiducie de la Fiducie ou exerce une emprise sur une telle proportion de ces parts, les personnes avec lesquelles il a des liens, les membres de son groupe et ses initiés.

Le conseil d'administration recommande aux porteurs de parts d'approuver la résolution relative au régime de droits des porteurs de parts.

La résolution relative au régime de droits des porteurs de parts est énoncée à l'annexe A.

6. **Résiliation de la convention unanime entre actionnaires**

Lorsque la Fiducie a été créée, en 1996, le fiduciaire, le gestionnaire et APF ont conclu une convention (la « convention entre actionnaires ») dans laquelle ils ont convenu que la majorité des membres du conseil d'administration de APF seraient des administrateurs indépendants élus par les porteurs de parts. En outre, cette

convention prévoyait que le président du conseil d'administration de APF serait l'un des administrateurs indépendants.

Au moment de l'internalisation des fonctions de gestion (décrite ci-dessous), l'acte de fiducie de la Fiducie a été modifié de façon à permettre aux porteurs de parts de voter à l'égard de l'élection de tous les membres du conseil d'administration de APF.

En raison de l'internalisation des fonctions de gestion, la convention entre actionnaires ne sert plus aucune fin et la Fiducie est l'unique actionnaire de APF. Par conséquent, il est proposé que la convention entre actionnaires soit résiliée. Les porteurs de parts seront donc appelés à examiner à l'assemblée et, s'ils le jugent opportun, à adopter une résolution spéciale visant à résilier la convention entre actionnaires (la « résolution relative à la convention entre actionnaires »).

Le conseil d'administration recommande aux porteurs de parts d'approuver la résolution relative à la convention entre actionnaires.

La résolution relative à la convention entre actionnaires est énoncée à l'annexe A.

7. Élection des administrateurs de APF

L'acte de fiducie prévoit que les membres du conseil d'administration de AFP doivent être choisis au moyen d'un vote des porteurs de parts à une assemblée des porteurs de parts tenue conformément à l'acte de fiducie et que, après cette assemblée, le fiduciaire doit élire les personnes ainsi choisies par les porteurs de parts au conseil d'administration de AFP.

Les six (6) candidats ont été mis en candidature à titre d'administrateurs de APF Energy pour un mandat se terminant à la prochaine assemblée annuelle, au moment où leurs successeurs seront dûment élus ou nommés ou au moment où ils quitteront leur charge.

Le tableau suivant présente le nom et la municipalité de résidence des six (6) personnes pouvant être choisies par les porteurs de parts comme administrateurs de APF, le nombre de parts de fiducie de la Fiducie dont chacun est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce une emprise, le poste occupé par chacun au sein de AFP, la date à laquelle chacun est devenu administrateur et son occupation principale.

Nom et municipalité de résidence	Nombre de parts de fiducie détenues en propriété véritable ou sur lesquelles une emprise est exercée	Poste occupé et administrateur depuis	Occupation principale
Martin Hislop[1] Calgary (Alberta)	237 721[5][6]	Chef de la direction et ancien président; administrateur depuis le 8 décembre 1995	Chef de la direction de APF
Steven Cloutier[2] Calgary (Alberta)	263 075[6]	Président, chef de l'exploitation, secrétaire général et trésorier; administrateur depuis le 8 décembre 1995	Président et chef de l'exploitation de APF
Donald Engle[1][2][3] Calgary (Alberta)	23 400[7]	Administrateur depuis le 1er décembre 2000 et président du conseil depuis le 19 mars 2002	Président de Sapphire Resources Ltd., société de consultation fermée des domaines pétrolier et gazier

Nom et municipalité de résidence	Nombre de parts de fiducie détenues en propriété véritable ou sur lesquelles une emprise est exercée	Poste occupé et administrateur depuis	Occupation principale
Daniel Mercier[2] Okotoks (Alberta)	25 000[7]	Administrateur depuis le 1er octobre 1996	Vice-président, Exploitation de SOCO International plc, société internationale d'exploration pétrolière et gazière
William Dickson[1][3] Calgary (Alberta)	15 306[7]	Administrateur depuis le 1er novembre 1996	Administrateur de Dickson Resources Inc., société pétrolière et gazière
Robert MacDonald Calgary (Alberta)	Néant	Candidat	Directeur, Services aux entreprises de Marchés mondiaux CIBC, depuis octobre 1998; auparavant, directeur général de Koch Capital, division de courtage d'une société d'énergie fermée située aux États-Unis, de mars 1998 à octobre 1998

Notes

(1) Membre du comité de vérification.
(2) Membre du comité de rémunération.
(3) Membre du comité des réserves.
(4) Le conseil d'administration de la Fiducie n'a pas de comité de direction.
(5) La conjointe de M. Hislop détient également 199 142 parts de fiducie.
(6) M. Hislop détient des options et des droits permettant l'acquisition de 172 708 parts de fiducie et Steven Cloutier détient des options et des droits permettant l'acquisition de 147 508 parts de fiducie, dans chaque cas à des prix de levée ou d'exercice se situant entre 7,15 $ et 9,73 $, dont 76 008 et 76 008 options et droits, respectivement, ne peuvent être levées ou exercés qu'avec l'approbation des porteurs de parts.
(7) MM. Mercier, Dickson et Engle détiennent 15 858, 22 523 et 35 512 options et droits, respectivement, leur permettant d'acheter des parts de fiducie, dont 10 858, 10 858 et 15 512 options et droits, respectivement, ne peuvent être levées ou exercés qu'avec l'approbation des porteurs de parts.

Martin Hislop était membre de la direction de APF Energy Management Inc. (le « gestionnaire ») depuis septembre 1994 et est devenu membre de la direction de APF en décembre 1995. De 1986 à juillet 1994, M. Hislop a été président et chef de la direction de Lakewood Energy Inc et de sa société devancière, Lakewood Capital Group Inc.

Steven Cloutier était membre de la direction du gestionnaire depuis septembre 1994 et est devenu membre de la direction de APF en décembre 1995. Avant 1994, M. Cloutier exerçait le droit dans le secteur privé.

M. Engle est agent foncier professionnel et est président de Sapphire Resources Ltd., société de consultation fermée dans les domaines pétrolier et gazier, depuis 1975. De 1996 à mai 2000, M. Engle était également président de Grey Wolf Exploration Inc., société pétrolière et gazière inscrite à la TSX. Il siège également au conseil de CanScot Resources Ltd.

M. Mercier est vice-président, Exploitation de SOCO International plc (« SOCO »), poste qu'il a accepté en septembre 1998. Auparavant, il était président du conseil, chef de la direction et administrateur de Territorial Resources Inc., société d'exploration pétrolière et gazière internationale du Colorado qui a fusionné avec SOCO le 8 septembre 1998. SOCO est une société inscrite en bourse du Royaume-Uni, qui se consacre à l'exploration et à la production de pétrole et de gaz naturel à l'échelle internationale.

M. Dickson est consultant et donne des conseils en matière d'exploitation pétrolière à des sociétés de services pétroliers et gaziers depuis 1989, quand il a pris sa retraite comme vice-président, Production de Ultramar Oil and Gas Canada Ltd. Au cours de cette période, il a également siégé au conseil de Dickson Resources Inc., société de pétrole et de gaz naturel, et de Arlyn Enterprises Ltd., qui fournit des lubrifiants aux commerces et aux particuliers. De novembre 1995 à janvier 1997, il a été vice-président de 3-D Reclamation Inc., société qui s'occupe de l'abandon et de la remise en état de puits de pétrole et de gaz.

M. MacDonald est directeur, Services aux entreprises de Marchés mondiaux CIBC Inc., succursale d'une banque à charte canadienne, depuis octobre 1998. De mars 1998 à octobre 1998, il a été directeur général de Koch Capital, division de courtage d'une société d'énergie fermée située aux États-Unis. De 1993 à mars 1998, M. MacDonald a été vice-président, Groupe pétrolier et gazier de la CIBC. Auparavant, pendant 17 ans, il a occupé divers postes dans le secteur des services financiers.

Les renseignements sur les titres détenus en propriété véritable, directement ou indirectement, ou faisant l'objet d'une emprise, ont été fournis à la Fiducie par les intéressés.

8. Nomination des vérificateurs de la Fiducie

L'acte de fiducie prévoit que les vérificateurs de la Fiducie seront choisis à chacune des assemblées annuelles des porteurs de parts. Par conséquent, les porteurs de parts étudieront une résolution ordinaire visant à nommer la société PricewaterhouseCoopers s.r.l., comptables agréés, de Calgary, en Alberta, comme vérificateurs de la Fiducie jusqu'à la prochaine assemblée annuelle des porteurs de parts et à autoriser les administrateurs de APF à fixer la rémunération des vérificateurs. PricewaterhouseCoopers s.r.l. sont les vérificateurs de la Fiducie depuis la formation de celle-ci, le 10 octobre 1996.

RÉMUNÉRATION DE LA DIRECTION AVANT L'INTERNALISATION DES FONCTIONS DE GESTION

Le 18 décembre 2002, les porteurs de parts ont approuvé l'internalisation des fonctions de gestion de la Fiducie (l'« internalisation des fonctions de gestion »), qui est décrite ci-dessous et, dans le cadre de l'acquisition du gestionnaire par la Fiducie, le 3 janvier 2003, la structure fondée sur la convention de gestion externe de la Fiducie qui est décrite ci-dessous et tous les frais connexes ont été éliminés.

Convention de gestion de APF

Dans le rôle que lui conférait la convention de gestion de APF, le gestionnaire de la Fiducie a reçu de celle-ci des frais de gestion (les « frais de gestion ») à l'égard de l'exercice terminé le 31 décembre 2002. Les frais de gestion étaient payables à la date à laquelle les distributions en espèces étaient faites aux porteurs de parts, d'un montant correspondant à 3,5 % du revenu de production net provenant des propriétés pétrolifères et gazéifères de APF, auquel s'ajoutait le crédit d'impôt de l'Alberta au titre des redevances, déduction faite des redevances et des autres droits payables à la Couronne. Les frais de gestion étaient déduits dans le calcul du revenu de redevances qui était payable à la Fiducie dans la mesure où ils n'étaient pas prélevés sur le revenu résiduel de APF. La Fiducie avait droit à 99 % du revenu de redevances et le gestionnaire au reliquat de 1 %.

Le gestionnaire a touché des frais de gestion totalisant 1 976 054 M$ pour la période d'un an terminée le 31 décembre 2002.

Frais généraux et administratifs

En outre, le gestionnaire avait droit au remboursement de ses frais généraux et administratifs. Ces frais sont déduits dans le calcul du revenu de redevances. Au cours de l'exercice terminé le 31 décembre 2002, le gestionnaire a facturé les frais généraux et administratifs à APF et à la Fiducie en fonction des heures qu'il a consacrées et des dépenses qu'il a engagées pour s'acquitter de ses obligations envers APF et la Fiducie aux termes de la convention de gestion de APF et de la convention de gestion de la Fiducie, respectivement.

Le gestionnaire a obtenu le remboursement de frais généraux et administratifs totalisant 2,3 M$ pour la période d'un an terminée le 31 décembre 2002.

Primes d'acquisition et d'aliénation

Le gestionnaire touchait également une prime d'acquisition correspondant à 1,5 % du prix d'achat des propriétés acquises par APF. Si la participation de APF dans les propriétés ou dans une partie de celles-ci était vendue, le gestionnaire avait le droit, aux termes de la convention de gestion de APF, de toucher une prime d'aliénation correspondant à 1,5 % du prix de vente des propriétés vendues; toutefois, aucune prime n'était payable au moyen du produit de l'aliénation de propriétés qui étaient acquises dans l'année suivant l'aliénation ni à l'égard de propriétés acquises grâce au produit d'une aliénation effectuée dans l'année suivant l'acquisition ayant donné lieu au versement d'une prime.

Le gestionnaire a touché des primes d'environ 1,02 M$ relativement à l'acquisition de propriétés au cours de l'année civile 2002. Ces sommes ont été capitalisées et incluses dans le prix d'achat rajusté des propriétés.

Aucune prime d'acquisition n'a été versée au gestionnaire à l'égard de l'internalisation des fonctions de gestion ou d'acquisitions, d'aliénations ou d'échanges de propriétés effectués après le 15 octobre 2002.

Internalisation des fonctions de gestion

Le 3 janvier 2003, la Fiducie a acquis indirectement la totalité des actions du gestionnaire et de ses filiales et le gestionnaire a été fusionné avec APF. Cette opération a entraîné l'acquisition des contrats de gestion conclus avec le gestionnaire ainsi que l'achat des droits sur 1 % et 3,5 % des revenus et sur les frais de structuration dont bénéficiait le gestionnaire.

APF, filiale en propriété exclusive de la Fiducie, fournit actuellement des services de gestion et d'administration à la Fiducie et à ses filiales, semblables aux services offerts par le gestionnaire avant l'internalisation des fonctions de gestion.

Options et droits d'achat de parts de fiducie

Les seules options et les seuls droits d'achat de parts de fiducie de la Fiducie qui ont été octroyés aux administrateurs indépendants de APF et aux administrateurs, aux membres de la direction et aux employés du gestionnaire et de APF pendant l'exercice terminé le 31 décembre 2002, sont 441 233 droits, qui ont été octroyés au prix d'exercice moyen de 9,86 $. Au cours de cet exercice, 61 177 options et droits ont été levées ou exercés et 37 234 options et droits ont été perdus par défaut.

Le tableau suivant présente, relativement aux administrateurs indépendants de APF, aux administrateurs qui font partie de la direction et aux membres de la direction du gestionnaire et de APF, le nombre de parts de fiducie acquises au moment de la levée des options et de l'exercice des droits au cours de l'exercice et le nombre d'options d'achat de parts de fiducie non levées et de droits d'achat de parts de fiducie non exercés, ainsi que la valeur des options ou des droits d'achat de parts de fiducie en jeu au 31 décembre 2002.

Nom	Nombre de titres acquis ou levés	Valeur globale réalisée (en dollars)	Nombre d'options d'achat de parts de fiducie non levées à la fin de l'exercice Pouvant/ne pouvant être levées	Valeur des options non levées/des droits non exercés en jeu à la fin de l'exercice[1] (en dollars) Pouvant/ne pouvant pas être levées ou exercés
Administrateurs indépendants	6 666	17 931	10 552/42 780	944/11 902
Administrateurs qui font partie de la direction et membres de la direction	33 839	51 018	57 800/226 895	75 668/65 147

Le cours de clôture des parts de fiducie s'établissait à 9,79 $ à la TSX le 31 décembre 2002.

Les porteurs de droits peuvent choisir de réduire le prix d'exercice de leurs droits au cours de périodes futures en déduisant de celui-ci une partie des distributions futures (le « facteur de réduction ») conformément au régime de droits. Se reporter à la rubrique « Régime incitatif d'options d'achat de parts de fiducie et régime incitatif de droits d'achat de parts de fiducie » ci-dessous. Le facteur de réduction du prix d'exercice correspond à l'excédent, s'il y a lieu, des distributions en espèces d'un trimestre civil sur 2,5 % de la valeur comptable nette des immobilisations corporelles de APF. Les valeurs des options en jeu non levées indiquées ci-dessus présument qu'aucun choix n'avait été fait en ce sens.

Graphique sur le rendement

Le graphique et le tableau suivants comparent la variation du rendement cumulatif réalisé par les porteurs de parts du 31 décembre 1997 au 31 décembre 2002 sur un placement de 100 $ dans des parts de fiducie, à celle du rendement cumulatif total de l'indice composé S&P/TSX et de l'indice TSX des producteurs de pétrole et de gaz, en présumant le réinvestissement des dividendes ou des distributions, le cas échéant, pendant la période visée.

Le graphique qui suit illustre le rendement total réalisé par les porteurs de parts. Voici les détails des distributions :

Période de versement	Montant
du 1er janvier au 31 décembre 1998	1,840 $
du 1er janvier au 31 décembre 1999	1,555 $
du 1er janvier au 31 décembre 2000	1,900 $
du 1er janvier au 31 décembre 2001	3,045 $
du 1er janvier au 31 décembre 2002	1,800 $
TOTAL	10,140 $

INDICE	31 DÉC. 1997	31 DÉC. 1998	31 DÉC. 1999	31 DÉC. 2000	31 DÉC. 2001	31 DÉC. 2002
APF Energy Trust	100 $	104 $	121 $	159 $	192 $	210 $
Indice composé S&P/TSX	100 $	98 $	130 $	139 $	122 $	107 $
Indice TSX des producteurs de pétrole et de gaz	100 $	70 $	85 $	125 $	129 $	150 $


240 $
220 $
200 $
180 $
160 $
140 $
120 $
100 $
80 $
60 $
31 DÉC. 1997
31 DÉC. 1998
31 DÉC. 1999
31 DÉC. 2000
31 DÉC. 2001
31 DÉC. 2002
APF Energy Trust
Indice composé S&P/TSX
Indice TSX des producteurs de pétrole et de gaz

RÉMUNÉRATION DES ADMINISTRATEURS DE APF

Pour l'exercice terminé le 31 décembre 2002, le président du conseil de APF a touché une provision annuelle de 10 000 $ et des jetons de présence de 250 $ par réunion du conseil (dans le cas des conférences téléphoniques, de 1 000 $ si la conférence durait plus d'une heure et de 250 $ dans tous les autres cas) et de 500 $ par réunion d'un comité à laquelle il a assisté et les frais qu'il avait engagés pour assister à ces réunions lui ont été remboursés. Chacun des autres administrateurs qui ne font pas partie de la direction de APF a touché une provision annuelle de 5 000 $. Ils ont bénéficié du même régime que le président du conseil en ce qui a trait aux jetons de présence et au remboursement des frais. Au cours de l'exercice de la Fiducie terminé le 31 décembre 2002, la rémunération versée aux administrateurs qui ne font pas partie de la direction de APF a totalisé 65 750 $.

PRÊTS OCTROYÉS AUX ADMINISTRATEURS, AUX MEMBRES DE LA DIRECTION PRINCIPALE ET À D'AUTRES PERSONNES

Ni la Fiducie ni APF n'a octroyé de prêt aux membres de la direction ou aux administrateurs de APF ou aux membres de la direction principale ou aux administrateurs du gestionnaire ou du fiduciaire au cours du dernier exercice.

COMPOSITION DU COMITÉ DE RÉMUNÉRATION

Le conseil d'administration de APF a formé un comité de rémunération dont les membres sont Donald Engle et Daniel Mercier, deux des administrateurs élus par les porteurs de parts, et Steven Cloutier, l'un des administrateurs élus par le gestionnaire au cours de l'exercice terminé le 31 décembre 2002.

RAPPORT DU COMITÉ DE RÉMUNÉRATION

Rémunération de la direction

Avant l'internalisation

Jusqu'à une époque récente, la structure conventionnelle des fiducies pétrolières et gazières avait trois composantes : une fiducie (dont les parts étaient cotées à une bourse), qui touchait une redevance, aux termes d'un contrat, sur la production pétrolière et gazière de la part d'une société en exploitation, la société en exploitation, qui était propriétaire des éléments d'actif pétroliers et gaziers sous-jacents et une société fermée qui gérait la Fiducie et la société en exploitation et qui fournissait la main-d'œuvre et les services dont la fiducie et la société en exploitation avaient besoin pour exercer leurs activités. En échange de ces services, les gestionnaires touchaient des frais de gestion.

Dans le cas de APF, la fiducie cotée en bourse (la Fiducie) touche une redevance de APF et, jusqu'à récemment, les deux étaient gérées par une société fermée (le gestionnaire).

Au cours de 2002, un certain nombre de fiducies ont procédé à l'« internalisation » de leurs fonctions de gestion. Dans le cadre de ces opérations, les fiducies cotées en bourse ont acquis, directement ou indirectement, les actions des sociétés de gestion et ainsi éliminé tous les frais de gestion. APF a internalisé ses fonctions de gestion le 3 janvier 2003. Depuis, plusieurs autres fiducies ont annoncé ou réalisé une telle internalisation.

Avant l'internalisation, le gestionnaire était une société fermée dont les administrateurs étaient chargés de fixer la rémunération des employés; le coût des services offerts par un personnel hautement qualifié était facturé par le gestionnaire et comptabilisé à titre de « frais généraux et administratifs » dans l'état des résultats. Après l'internalisation, étant donné que le gestionnaire n'existait plus, tous les employés sont devenus des employés directs de APF.

Après l'internalisation

Après l'internalisation, tous les employés sont devenus des employés de APF. APF est une filiale en propriété exclusive de la Fiducie et, à l'heure actuelle, son conseil est formé en majorité d'administrateurs indépendants élus par les porteurs de parts. Puisque 2003 est la première année d'exploitation durant laquelle les fonctions de gestion sont internalisées, l'ensemble du conseil d'administration de APF a décidé d'examiner lui-même la question de la rémunération des employés plutôt que d'en déléguer la responsabilité au comité de rémunération. À l'avenir, on prévoit confier au comité de rémunération la responsabilité de cette fonction et lui demander de faire des recommandations au conseil.

Les membres indépendants du conseil d'administration de APF ont établi que l'un des objectifs de l'internalisation devait être d'établir une structure de rémunération qui placerait les employés de APF au point médian du secteur pétrolier et gazier, en ce qui a trait au salaire de base, avec la possibilité de passer au premier quartile au moyen d'un régime incitatif à court terme (« RICT »). Puisque la Fiducie bénéficie de l'un des meilleurs rendements du secteur depuis sa création, les membres indépendants du conseil de APF voulaient s'assurer que la rémunération totale des employés serait de nature à inciter ces derniers à favoriser de très bons rendements.

Afin d'avoir accès à des ressources supplémentaires, le conseil d'administration de APF a demandé à un cabinet d'experts-conseils indépendant, à la fin de l'année 2002, de l'aider à établir l'échelle de rémunération. Plus précisément, le mandat des experts-conseils consistait à examiner la rémunération de la direction.

Après avoir analysé les objectifs de l'internalisation, les données pertinentes fournies par le cabinet d'experts-conseils indépendant et d'autres sources de renseignements sur la rémunération, les membres indépendants du conseil de APF ont approuvé la rémunération pour 2003 et ont mis en œuvre un nouveau RICT dans le cadre duquel le premier versement, s'il y a lieu, sera fait au début de 2004.

Salaire de base

Tous les employés de APF reçoivent un salaire de base concurrentiel. APF compte six hauts dirigeants désignés, au sens de la *Loi sur les valeurs mobilières* de l'Ontario. Le chef de la direction et le président toucheront chacun un salaire de base de 245 000 $ en 2003. Les quatre vice-présidents toucheront chacun un salaire de base de 168 000 $ en 2003. Les membres indépendants du conseil de APF étaient chargés de fixer le salaire des membres de la direction, tandis que celui du personnel a été établi par la direction. Avant l'internalisation, le gestionnaire était chargé d'établir les salaires de tous les membres de la direction et les employés.

Selon l'échelle de rémunération actuelle, il est prévu qu'en 2003 les salaires totaliseront environ 4,4 M$.

RICT

Les membres indépendants du conseil d'administration de APF ont voulu créer un RICT qui permettrait, dans le cas où APF produirait d'excellents rendements pour les porteurs de parts, que la rémunération de base des employés dépasse le point médian pour se situer dans le premier quartile du secteur. Pour ce faire, le RICT qui a été créé a) encourage et récompense le rendement exceptionnel des employés, b) crée une correspondance entre les intérêts des porteurs de parts et ceux des employés, c) reconnaît que tous les employés devraient toucher un salaire de base et participer à un fonds de primes et d) reconnaît que les cadres supérieurs devraient également être récompensés au moyen de primes de rendement lorsqu'ils assument des responsabilités plus grandes et font preuve d'un rendement supérieur.

Aucune prime ne sera versée si la Fiducie ne produit pas un rendement total d'au moins 10 %. Si cet objectif est réalisé, une partie du bénéfice d'exploitation net (le « BEN ») sera attribuée à un fonds de primes qui sera partagé entre tous les employés. Plus le rendement total augmente, plus le pourcentage du BEN net versé au fonds de primes sera élevé.

Si le nouveau RICT avait été mis en œuvre en 2002 et que le rendement total avait été d'environ 18 %, une somme totale de 572 000 $ aurait été versée au fonds de primes.

Plusieurs cadres supérieurs, y compris les membres de la direction, peuvent également recevoir des primes de rendement établies en fonction de leurs responsabilités et de la mesure dans laquelle ils se sont distingués. Les primes de rendement ne sont versées que si un rendement total d'au moins 10 % est réalisé. Les primes sont entièrement discrétionnaires et doivent être approuvées par le conseil d'administration de APF.

REER et régime d'épargne collectif

En 2001, le gestionnaire a mis en œuvre un REER collectif qui permettrait aux membres de la direction et aux employés de bénéficier d'une cotisation correspondante de l'employeur jusqu'à concurrence de 5 % du salaire de base, sous réserve de certaines restrictions. Le régime a été maintenu après l'internalisation et englobe désormais une composante épargne pour les employés qui ne souhaitent pas cotiser à un REER.

Selon la participation actuelle et l'échelle de rémunération, il est prévu qu'en 2003 les cotisations de APF s'élèveront à environ 200 000 $.

Régime incitatif à long terme (« RILT »)

APF a un RILT qui est issu du regroupement de deux régimes : le régime qui avait été créé lorsque la Fiducie a été établie en 1996 et le régime qui a été créé en 2001 pour tenir compte de l'évolution du secteur des fiducies pétrolières et gazières.

Le premier régime (l'« ancien régime ») est un régime d'options d'achat conventionnel, aux termes duquel des options permettant l'acquisition des parts de fiducie étaient octroyées au cours du marché en vigueur au moment de l'octroi. Les droits sur les options étaient acquis à leur titulaire par tranches d'un tiers au premier, au deuxième et au

troisième anniversaire de l'octroi. Depuis la création de l'ancien régime, 546 723 options ont été octroyées, dont 221 193 ont été levées et 115 109 ont été annulées.

En 2001, APF a cessé d'octroyer des options aux termes de l'ancien régime, après que les porteurs de parts ont approuvé un régime incitatif de droits d'achat de parts de fiducie (le « nouveau régime »). À la différence de plusieurs émetteurs publics, APF n'a pas modifié le prix des options ni fusionné les deux régimes; l'ancien régime a été gelé. Le nouveau régime est semblable à l'ancien régime, sauf que le prix d'exercice des droits peut être réduit, au choix du porteur, conformément à une formule liée aux distributions et à la valeur comptable de l'actif. Par ailleurs, la même règle s'applique en ce qui concerne les droits acquis. Le premier octroi aux termes du nouveau régime a été effectué en mars 2002. Au cours de l'exercice, un nombre total de 441 233 droits ont été attribués aux termes du nouveau régime. En date des présentes, 25 914 droits ont été exercés et 14 400 droits ont été annulés.

Aux termes du RILT et en tenant compte des deux régimes, au 31 décembre 2002, un nombre total de 987 956 droits et options avaient été octroyés, dont 200 359 avaient été exercés ou levées et 114 235 avaient été annulés. Selon le nombre de parts de fiducie en circulation au 31 décembre 2002, soit 22 942 417 parts, les 987 956 droits et options en circulation représentent 4,3 % du flottant.

Dans le cadre de la rémunération de 2003, les membres indépendants du conseil d'administration de APF ont approuvé un octroi supplémentaire de droits aux membres de la direction, aux administrateurs et aux employés. Un nombre total de 1 324 560 droits, dont l'exercice est assujetti à l'approbation des porteurs de parts, ont été attribués aux termes du nouveau régime, ce qui porte le nombre total de droits en circulation à 1 935 900, soit 6,0 % du flottant actuel. Étant donné que la Fiducie n'est autorisée à émettre qu'un nombre maximal de 800 000 droits et options (ce qui représente seulement environ 2,5 % du flottant), les porteurs de parts seront appelés à approuver, à la prochaine assemblée, l'augmentation du nombre maximal de droits pouvant être émis. Si l'approbation des porteurs de parts n'est pas obtenue, APF se propose de mettre en œuvre un régime qui comportera sensiblement les mêmes modalités que le nouveau régime, à l'exception du fait qu'au moment de la levée des options, APF versera au porteur une somme en espèces correspondant à la différence entre le prix de levée et le cours du marché, l'avantage qui en découle étant considéré comme un revenu d'emploi.

Contrats d'emploi

Tous les membres de la direction ont conclu un contrat d'emploi avec APF. Les modalités principales de ces contrats prévoient qu'une indemnité de départ sera versée au membre de la direction qui est congédié sans motif valable. Ces dispositions s'appliquent également en cas de changement de contrôle de la Fiducie. Le chef de la direction et le président ont chacun le droit de recevoir une indemnité correspondant au double de leur salaire de base de l'année précédente, en plus des sommes qui leur sont dues aux termes du RICT et des avantages sociaux. Chaque vice-président a droit à une indemnité correspondant à son salaire de base de l'année précédente, en plus des sommes qui lui sont dues aux termes du RICT et des avantages sociaux.

Rémunération des administrateurs

Le conseil d'administration de APF est actuellement composé de cinq personnes; on propose de porter ce nombre à six. Des six personnes en questions, quatre sont non reliées à la direction. En raison de l'internalisation, il est proposé que tous les six administrateurs soient élus par les porteurs de parts à l'assemblée. Au cours des années précédentes, les porteurs de parts avaient uniquement le droit de nommer la majorité des administrateurs de APF.

L'ajout du sixième administrateur est déterminé par la croissance spectaculaire que APF a récemment connue. Depuis la création de celle-ci à la fin de 1996, le conseil d'administration de APF comprend les mêmes cinq personnes, qui ont dû accepter des responsabilités de plus en plus grandes au fur et à mesure que APF a accru ses activités, portant sa production quotidienne de 1 600 bep à plus de 12 000 bep.

Conformément aux pratiques des sociétés ouvertes, les membres non reliés du conseil de APF ont été rémunérés en contrepartie des heures qu'ils ont consacrées à la supervision des affaires de APF. Aucune rémunération n'a été versée aux représentants de la direction au conseil. La rémunération a pris la forme d'une provision annuelle, de jetons de présence et d'options d'achat de parts de fiducie. La rémunération des administrateurs non reliés est la même depuis la constitution de celle-ci. Dans l'ensemble, les administrateurs non reliés de APF ont reçu des jetons

de présence de 65 750 $ au cours de 2002 (56 000 $ en 2001) et des options leur permettant d'acquérir 15 000 parts de fiducie (35 000 parts en 2001).

Compte tenu des responsabilités toujours croissantes du conseil de APF ainsi que de la rémunération actuellement versée aux administrateurs de sociétés ouvertes, APF a rajusté la rémunération des membres du conseil. À partir du 1er janvier 2003, chaque administrateur non relié touchera une provision annuelle de 35 000 $ et le président du conseil touchera une somme supplémentaire de 15 000 $ par année. Les frais de préparation des réunions du conseil ou des comités et les jetons de présence à celles-ci (autres que les réunions mensuelles au cours desquelles le montant des distributions en espèces est établi) s'élèveront à 2 000 $ par administrateur, par réunion. Les jetons de présence aux réunions mensuelles sur les distributions en espèces s'élèveront à 500 $ par administrateur, par réunion.

APF estime que cette rémunération est raisonnable, étant donné la complexité des activités de APF, l'investissement en temps exigé de la part de chaque administrateur non relié et la demande actuelle de professionnels hautement qualifiés dans le secteur pétrolier et gazier.

Le présent rapport est présenté par le comité de rémunération.

Donald Engle

Daniel Mercier

Steven Cloutier

RÉGIME INCITATIF D'OPTIONS D'ACHAT DE PARTS DE FIDUCIE ET RÉGIME INCITATIF DE DROITS D'ACHAT DE PARTS DE FIDUCIE (le « régime d'options » et le « régime de droits », respectivement)

Le conseil d'administration de APF a approuvé un régime incitatif d'options d'achat de parts de fiducie à l'intention des administrateurs, des membres de la direction, des employés et des consultants de APF qui, à l'heure actuelle, permet d'octroyer des options d'achat visant un nombre maximal de 800 000 parts de fiducie. Le nombre d'options et le prix de levée de celles-ci sont établis par le conseil d'administration de APF au moment de l'octroi; toutefois, le prix de levée ne doit pas être inférieur au cours de clôture des parts de fiducie la veille de la date de l'octroi. Les options octroyées aux termes du régime d'options peuvent être levées au cours d'une période ne dépassant pas cinq ans, sous réserve d'une révocation anticipée si le titulaire d'options cesse d'être administrateur, membre de la direction, employé ou consultant de APF ou encore s'il prend sa retraite, est atteint d'une invalidité permanente ou décède. Les options ne sont pas transférables. Aucune autre option ne sera octroyée aux termes du régime d'options.

Par résolution du conseil d'administration de APF ayant pris effet le 1er février 1998, le régime d'options a été modifié de manière à prévoir qu'au lieu d'être acquis à leur titulaire immédiatement, les droits sur les options seraient acquis par tranches d'un tiers au cours des années suivant la première, la deuxième et la troisième date anniversaire de l'octroi.

À l'heure actuelle, des options d'achat visant 210 421 parts de fiducie ont été émises et sont en circulation aux termes du régime d'options. Ces options, dont le prix de levée va de 7,15 $ à 9,70 $, expirent entre février 2004 et février 2006. Aucune nouvelle option n'a été octroyée.

Le 6 juin 2001, les porteurs de parts ont approuvé l'établissement du régime de droits, qui a été mis en œuvre par le conseil d'administration.

À l'heure actuelle, le régime de droits comporte un maximum de 368 386 parts de fiducie. Le nombre de droits et le prix d'exercice sont établis par le conseil d'administration de APF au moment de l'octroi; toutefois, le prix d'exercice ne doit pas être inférieur au cours de clôture des parts de fiducie la veille de la date de l'octroi.

Les distributions par part de fiducie aux porteurs de parts au cours d'un trimestre civil qui représentent un rendement de plus de 2,5 % de la valeur comptable nette des immobilisations de la Fiducie à la fin de ce trimestre civil se traduisent par une réduction du prix d'exercice des droits au choix du titulaire, au moyen d'un avis donné à APF au moment de l'exercice des droits. Le régime de droits est administré par le conseil d'administration, qui peut également modifier le seuil de 2,5 % afin de le faire concorder avec son point de vue sur le contexte économique, établir un prix minimal en vue de l'émission des parts de fiducie au moment de l'exercice des droits et prolonger la période d'exercice des droits, sous réserve d'une période maximale de dix ans.

Les droits octroyés aux termes du régime de droits peuvent être exercés pendant une période ne dépassant pas dix ans, sous réserve d'une révocation anticipée si le titulaire cesse d'être administrateur, membre de la direction, employé ou consultant de APF. Les droits ne sont pas transférables. Ils sont acquis à leur titulaire sur une période de trois ans, le tiers étant acquis à la fin de chaque année, ainsi que dans certaines autres circonstances restreintes.

À l'heure actuelle, des droits permettant l'achat de 1 725 479 parts de fiducie ont été octroyés aux termes du régime de droits, dont 1 383 007 droits ne peuvent être émis et exercés qu'avec l'approbation des porteurs de parts. Ces droits, dont le prix d'exercice va de 9,67 $ à 10,80 $, expirent entre mars 2012 et avril 2013. Se reporter à la rubrique « Questions à l'ordre du jour – Exercice des droits ».

RÉGIE D'ENTREPRISE

Introduction

Le comité de la régie d'entreprise au Canada de la TSX a publié une série de lignes directrices en vue d'une régie d'entreprise efficace (les « lignes directrices »). Les lignes directrices traitent de questions telles que la constitution et l'indépendance des conseils d'administration des sociétés, les tâches des conseils d'administration et de leurs comités et l'efficacité et la formation des membres des conseils. La TSX exige que chaque société inscrite à sa cote divulgue ses pratiques en matière de régie d'entreprise en se rapportant aux lignes directrices.

Le conseil d'administration de APF et la direction appuient les lignes directrices en matière de régie d'entreprise. Les pratiques adoptées par APF, pour le compte de la Fiducie, en matière de régie d'entreprise et l'analyse de la conformité aux lignes directrices sont décrites ci-dessous.

Lignes directrices sur la régie d'entreprise	Conformité de la Fiducie	Remarques
1. Le conseil d'administration devrait assumer explicitement la responsabilité de gérance et notamment la responsabilité des questions suivantes :	Oui	Le conseil d'administration de APF (le « conseil ») accepte expressément la responsabilité de la gérance de la Fiducie dans la mesure où cette responsabilité a été déléguée à APF dans l'acte de fiducie. En général, le conseil, de concert avec le chef de la direction de APF (le « chef de la direction »), établit les objectifs principaux de la Fiducie et supervise la gestion de l'entreprise et des affaires de la Fiducie dans le but de réaliser les objectifs en question.

Lignes directrices sur la régie d'entreprise	Conformité de la Fiducie	Remarques
a) l'adoption d'un processus de planification stratégique;	Oui	Le conseil a adopté un processus de planification stratégique. Chaque année, le conseil se réunit pour analyser l'entreprise et l'exploitation de APF dans le contexte du secteur et de l'évolution des marchés financiers. Étant donnée la croissance rapide de l'actif de APF, le conseil se réunit chaque semestre, en plus des réunions annuelles, pour que les membres de la direction principale puissent lui fournir une analyse détaillée du rendement passé, des initiatives actuelles et des projets de APF. Le plan est révisé chaque année, une fois que le rapport technique indépendant de APF est terminé et que les résultats d'exploitation et les résultats financiers de celle-ci sont publiés.
b) la définition des risques principaux et la mise en œuvre de systèmes de gestion de ces risques;	Oui	Le conseil a défini les risques principaux associés auxquels sont exposées APF et la Fiducie. Des systèmes de gestion des risques ont été mis en œuvre et sont supervisés par le comité de vérification en ce qui a trait aux contrôles financiers internes, et par l'ensemble du conseil en ce qui a trait à d'autres aspects de l'entreprise, tels que la gestion des risques liés aux marchandises, au cours du change et aux taux d'intérêt.
c) la planification de la relève et l'encadrement des membres de la direction principale;	Oui	Le conseil a établi que la planification de la relève incombait au chef de la direction. Le conseil supervise actuellement le rendement des membres de la direction principale.
d) la politique de communication;	Oui	Le conseil a désigné le président, le chef de la direction et le vice-président des Finances à titre de porte-parole de la Fiducie afin d'assurer une communication efficace entre la Fiducie, les porteurs de parts, le public et les organismes de réglementation. Le comité de vérification examine l'information financière communiquée au public et la recommande à l'approbation du conseil avant sa diffusion.
e) l'intégrité des systèmes de contrôle interne et d'information de gestion.	Oui	Le conseil assure l'intégrité des systèmes de contrôle interne et d'information de gestion par l'intermédiaire du comité de vérification auquel il a délégué cette tâche. Le comité de vérification examine les méthodes de contrôle de l'actif et les systèmes informatiques et supervise le processus de communication de l'information financière conformément aux principes comptables généralement reconnus.

	Lignes directrices sur la régie d'entreprise	Conformité de la Fiducie	Remarques
2.	Le conseil devrait être composé en majorité d'administrateurs non reliés et description de la façon dont on est arrivé à cette conclusion.	Oui	Des six administrateurs actuels et proposés, quatre sont non reliés. Les administrateurs non reliés correspondent à la définition de ce terme qui se trouve dans les lignes directrices, selon laquelle l'administrateur non relié est indépendant de la direction et n'a aucun intérêt ni aucune relation, y compris des relations d'affaires, mais à l'exclusion d'intérêts découlant de son actionnariat, qui soit susceptible de nuire d'une façon importante à sa capacité d'agir dans l'intérêt de la Fiducie ou qui soit raisonnablement susceptible d'être perçu comme ayant cet effet. Le président du conseil est l'un des administrateurs non reliés.
3.	Le conseil devrait nommer un comité composé en majorité d'administrateurs non reliés, chargé des mises en candidature au conseil et de l'évaluation des administrateurs.	Oui	Aucun comité n'a été nommé, ces tâches étant à l'heure actuelle généralement assumées par le conseil et plus précisément par le président du conseil, qui est non relié à la direction.
4.	Le conseil devrait mettre en œuvre une marche à suivre aux fins de l'évaluation de l'efficacité du conseil dans son ensemble, des comités du conseil et de chacun des administrateurs.	Oui	Le conseil exerce cette fonction de façon permanente, avec l'aide de conseillers externes, au besoin.
5.	Le conseil devrait fournir un programme d'orientation et de formation à l'intention de ses nouveaux membres.	Oui	Tous les membres actuels du conseil reçoivent régulièrement des renseignements propres à APF ainsi que des documents de formation continue portant sur un certain nombre de sujets pertinents, tels que les marchés de marchandises, la gestion des risques et la régie d'entreprise.
6.	Le conseil devrait revoir le nombre de ses membres afin d'améliorer son efficacité.	Oui	Le conseil actuel est composé de cinq membres. Le conseil a récemment proposé de porter ce nombre à six, soit les cinq membres actuels et la personne dont la candidature sera soumise à l'assemblée. Le conseil établira à nouveau, de temps à autre, d'accroître le nombre de ses membres.

	Lignes directrices sur la régie d'entreprise	Conformité de la Fiducie	Remarques
7.	Le conseil devrait revoir la rémunération des administrateurs afin de s'assurer qu'elle tient compte des responsabilités et des risques associés au fait d'être un administrateur.	Oui	Avec effet le 1er janvier 2003, la rémunération des administrateurs non reliés a été rajustée pour tenir compte des risques et des responsabilités accrus de ces derniers. Le montant de la rémunération a été établi d'après la rémunération versée aux administrateurs de sociétés ouvertes d'envergure similaire, ainsi que selon les données fournies par un conseiller en rémunération indépendant. Ce rajustement est le premier depuis la création de la Fiducie en 1996. Le conseil établira, de temps à autre, si d'autres rajustements sont nécessaires, en se fondant sur les mêmes sources.
8.	Les comités devraient généralement être composés d'administrateurs qui ne font pas partie de la direction et la majorité des membres des comités devraient être non reliés.	Oui	Le comité des réserves est composé exclusivement d'administrateurs non reliés. Le comité de rémunération et le comité de vérification sont actuellement composés en majorité d'administrateurs non reliés. Il est prévu qu'après l'assemblée, le comité de vérification sera composé exclusivement d'administrateurs non reliés.
9.	Le conseil devrait nommer un comité chargé de mettre au point la démarche devant être suivie par la société en ce qui concerne les questions de régie d'entreprise.	Oui	Le comité de vérification est actuellement chargé des questions de régie d'entreprise, y compris de faire des recommandations au conseil en ce qui concerne l'approbation de l'information communiquée par la Fiducie en réponse aux lignes directrices en matière de régie d'entreprise de la TSX.
10.	Le conseil devrait définir les limites des responsabilités de la direction en élaborant des descriptions de fonctions relativement :		
a)	au conseil;	Oui	Le conseil a la responsabilité générale de la supervision de la gestion de l'entreprise et des affaires de APF. Il a le pouvoir et l'obligation, en vertu de la loi, de protéger et d'améliorer l'actif de APF dans l'intérêt de tous les porteurs de parts.
b)	au chef de la direction. Le conseil devrait approuver les objectifs généraux du chef de la direction.	Oui	Le plan d'affaires annuel établi selon le plan stratégique est examiné par le conseil chaque année et est mis à jour aux réunions régulières du conseil. Une fois approuvé, ce plan devient le mandat du chef de la direction et du président.
11.	Le conseil doit établir des processus assurant son indépendance par rapport à la direction.	Oui	Les membres indépendants du conseil, par l'intermédiaire du président du conseil, qui est non relié à la direction, peuvent entamer des discussions et soumettre des propositions à l'ensemble du conseil.

	Lignes directrices sur la régie d'entreprise	Conformité de la Fiducie	Remarques
12.	Le conseil devrait établir un comité de vérification doté d'un mandat expressément défini dont tous les membres seraient des administrateurs externes.	Oui	Le conseil a confié au comité de vérification, qui est composé en majorité d'administrateurs externes et non reliés, un mandat écrit. Le comité est chargé d'examiner les fonctions de vérification et de recommander à l'approbation du conseil les documents d'information publiés, tels que les états financiers, les rapports trimestriels, les communiqués de presse financiers et les notices annuelles. Le comité effectue des enquêtes afin de s'assurer que la direction a mis en œuvre un système efficace de contrôle interne et rencontre les vérificateurs en la présence et en l'absence de la direction.
13.	Le conseil devrait mettre en œuvre un système permettant à chaque administrateur d'engager un conseiller externe aux frais de la société.	Oui	Chaque administrateur peut engager un conseiller externe à tout moment avec l'approbation du président du conseil.

RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

En date du 1er août 1997, la Fiducie a mis en œuvre un régime de réinvestissement automatique des distributions (« RRAD ») afin de donner aux porteurs de parts de fiducie un moyen de réinvestir automatiquement les sommes distribuées sur les parts de fiducie. Société de fiducie Computershare du Canada, à titre d'agent du régime (qui a remplacé Société de Fiducie Banque de Montréal) peut acheter des parts de fiducie par l'intermédiaire de la TSX au moyen des distributions qui lui sont versées ou acheter de nouvelles parts de fiducie de la Fiducie. Les porteurs d'environ 1 % des parts de fiducie émises et en circulation participent actuellement au RRAD. L'agent du régime achète des parts de fiducie pour le compte des participants au RRAD, par l'intermédiaire de la TSX, au moyen des distributions qui lui sont versées, à des prix ne dépassant pas 110 % du cours de clôture d'au moins un lot régulier de parts de fiducie à la date de distribution applicable. À ce jour, aucune nouvelle part de fiducie n'a été émise par la Fiducie en raison du RRAD.

Un participant peut mettre fin à sa participation au RRAD à tout moment en donnant un avis écrit à l'agent du régime, soit Société de fiducie Computershare du Canada, au 1500, rue University, Montréal (Québec) H3A 3S8.

INITIÉS INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Aucun des administrateurs ou des membres de la direction principale de APF, des candidats au poste d'administrateur de APF, des porteurs de parts qui sont propriétaires véritables de plus de 10 % des parts de fiducie de la Fiducie, ni aucune personne ayant des liens avec l'un d'eux, ou appartenant au même groupe que l'un d'eux, n'a eu d'intérêt important, directement ou indirectement, dans une opération réalisée au cours de l'exercice terminé le 31 décembre 2002 ou dans une opération projetée qui a eu ou qui aurait un effet important sur la Fiducie ou sur APF, sauf pour ce qui est divulgué dans les présentes, à l'exception de l'internalisation des fonctions de gestion, qui est décrite dans la circulaire d'information de la Fiducie datée du 18 novembre 2002.

CERTAINES PERSONNES INTÉRESSÉES DANS DES POINTS À L'ORDRE DU JOUR

APF n'est au courant d'aucun intérêt important de l'un de ses administrateurs, candidats au poste d'administrateur ou membres de sa direction ou d'une personne ayant occupé un tel poste pendant l'exercice terminé le 31 décembre 2002, ni d'une personne ayant des liens avec l'un d'eux ou appartenant au même groupe que l'un d'eux, relativement à un point à l'ordre du jour de l'assemblée, sauf indication expresse dans les présentes.

AUTRES QUESTIONS

APF n'est au courant d'aucune modification ni d'aucune autre question devant être soumise à l'assemblée autre que les questions mentionnées dans l'avis de convocation. Toutefois, si une autre question est valablement soumise à l'assemblée, la personne exerçant les droits de vote rattachés à la procuration ci-jointe fera preuve de discernement à cet égard.

APPROBATION ET ATTESTATION

Le conseil d'administration de APF a approuvé le contenu de la présente circulaire d'information et en a autorisé l'envoi pour le compte de la Fiducie.

Le texte qui précède ne contient aucun énoncé faux d'un fait important ni n'omet d'énoncer un fait important qui est requis ou dont la mention est nécessaire afin qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait.

Le 12 mai 2003

Pour APF ENERGY TRUST,
APF Energy Inc.,

(signé) « *Martin Hislop* »
Chef de la direction

(signé) « *Alan MacDonald* »
Chef des finances

ANNEXE A

A. ***Résolution relative au renouvellement du mandat du fiduciaire***

IL EST RÉSOLU QUE Société de fiducie Computershare du Canada soit nommée fiduciaire de la Fiducie, jusqu'à ce que la Fiducie soit dissoute ou que le fiduciaire démissionne ou soit destitué ou remplacé, conformément aux dispositions de l'acte de fiducie aux termes duquel la Fiducie a été établie.

B. ***Résolution relative à l'exercice des droits***

IL EST RÉSOLU QUE l'émission et l'exercice de 1 383 007 droits émis en excédent du nombre de parts de fiducie pouvant être émises aux termes du régime incitatif de droits d'achat de parts de fiducie de la Fiducie soient par les présentes ratifiées et approuvées.

C. ***Résolution relative à la modification du régime incitatif de droits d'achat de parts de fiducie***

IL EST RÉSOLU QUE :

1. Le régime incitatif de droits d'achat de parts de fiducie soit modifié, tel qu'il est décrit dans la circulaire d'information de la Fiducie datée du 12 mai 2003, afin de porter le nombre maximal de parts de fiducie pouvant être émises aux termes du régime de 368 386 à 2 600 000.

2. Chaque administrateur ou membre de la direction de APF soit par les présentes autorisé, pour le compte de la Fiducie, à signer et à remettre les documents et à prendre les autres mesures qu'il juge nécessaires ou souhaitables pour mettre en œuvre la présente résolution et les questions qu'elle autorise, son jugement étant attesté de façon concluante par la signature et la remise de ces documents et la prise de ces mesures.

D. ***Résolution relative à la modification de la convention de redevances***

IL EST RÉSOLU À TITRE DE RÉSOLUTION SPÉCIALE QUE :

1. La convention de redevances intervenue entre APF et Société de fiducie Computershare du Canada pour le compte de la Fiducie soit modifiée par les présentes par la suppression du paragraphe 2.9, intitulé « Restrictions sur les acquisitions futures ».

2. Le fiduciaire et le conseil d'administration de APF soient par les présentes autorisés à établir la version définitive des modifications devant être apportées à la convention de redevances conformément à la résolution énoncée ci-dessous et à apporter toutes les modifications supplémentaires ou consécutives à la convention de redevances et aux autres conventions pertinentes qu'ils jugent nécessaires ou souhaitables afin de mettre à effet les résolutions énoncées ci-dessus et de réaliser l'objet de celles-ci.

E. ***Résolution relative au régime de droits des porteurs de parts***

IL EST RÉSOLU QUE la mise en œuvre, par la Fiducie, de la convention relative au régime de droits des porteurs de parts conclue en date du 19 avril 2003 avec Société de fiducie Computershare du Canada à titre d'agent des droits, aux termes de laquelle un droit (au sens de cette convention) est émis en date du 19 avril 2003 à l'égard de chaque part de fiducie en circulation inscrite à 17 h (heure de Calgary) le 19 avril 2003 et à l'égard de chaque part de fiducie émise par la suite jusqu'à la première des dates suivantes, soit la date d'expiration de cette convention, la date à laquelle le droit d'exercer les droits expire et la date de séparation (au sens de cette convention), conformément aux modalités énoncées dans la convention relative au régime de droits des porteurs de parts et sous réserve de celles-ci, soit par les présentes ratifiée et approuvée.

F. Résolution relative à la convention entre actionnaires

IL EST RÉSOLU À TITRE DE RÉSOLUTION SPÉCIALE QUE la convention unanime entre actionnaires initialement intervenue entre le fiduciaire, APF Energy Management Inc. et APF soit résiliée en date du 11 juin 2003.

ANNEXE B

RÉGIME DE DROITS DES PORTEURS DE PARTS

Les porteurs de parts seront appelés, à l'assemblée, à examiner une résolution ratifiant et confirmant la convention relative au régime de droits des porteurs de parts intervenue en date du 19 avril 2003 entre la Fiducie et Société de fiducie Computershare du Canada, à titre d'agent des droits (le « régime de droits »).

Par résolution du conseil d'administration de APF faite en date du 19 avril 2003, le régime de droits a été adopté et est entré en vigueur à cette date, à titre de régime de droits renouvelant et modifiant le régime adopté en 1999. Le régime de droits a été harmonisé avec les régimes de droits récemment adoptés par un certain nombre de sociétés et de fiducies canadiennes. Le conseil d'administration de APF a recommandé à l'unanimité l'adoption du régime de droits pour le compte de la Fiducie.

Une offre publique d'achat, conformément aux lois provinciales sur les valeurs mobilières, s'entend en général d'une offre faite aux porteurs de parts en vue d'acquérir des titres qui, s'ils étaient regroupés avec les titres dont l'initiateur de l'offre et certaines parties reliées sont déjà propriétaires, dépasseraient 20 % des titres émis par la société visée.

Aux termes de la législation en vigueur, une offre publique d'achat peut expirer après un délai de 35 jours. Le conseil d'administration a établi que ce délai n'était peut-être pas suffisant pour permettre aux porteurs de parts d'obtenir les renseignements nécessaires pour évaluer une offre et prendre une décision éclairée. Le conseil d'administration voulait également s'assurer que tous les porteurs de parts seraient traités sur un pied d'égalité s'ils voulaient participer à une telle offre.

Le conseil d'administration de APF estime que le régime de droits répond à ces préoccupations. Le régime de droits prévoit le concept d'« offre permise » (au sens donné à ce terme ci-après), qui est une offre qui doit demeurer valide pendant 60 jours.

Le régime de droits ne vise pas à empêcher une offre publique d'achat ou à décourager les offres équitables visant les titres de la Fiducie et n'a aucun effet sur l'obligation du conseil d'administration d'examiner attentivement et adéquatement toute offre qui est faite et d'agir honnêtement, de bonne foi et dans l'intérêt de la Fiducie et des porteurs de parts. Le régime de droits vise plutôt à encourager quiconque cherche à acquérir le contrôle de la Fiducie à faire une offre juste à tous les porteurs de parts et à donner un délai suffisant aux porteurs de parts pour examiner l'offre et au conseil d'administration de APF, le cas échéant, pour chercher, élaborer et évaluer d'autres solutions susceptibles de maximiser la valeur de la participation des porteurs de parts.

Sommaire

Les termes « date de séparation », « date d'expiration », « événement de prise de contrôle », « offre permise » et « acquéreur » utilisés dans le présent sommaire sont définis dans les rubriques qui suivent le présent sommaire.

Pour mettre en œuvre le régime de droits, le conseil d'administration a autorisé l'émission, en date du 19 avril 2003, d'un droit (un « droit ») à l'égard de chaque part de fiducie en circulation détenue par les porteurs inscrits à 17 h (heure de Calgary) le 19 avril 2003 (la « date de clôture des registres »). Un droit sera également émis à l'égard de chaque part de fiducie émise après la date de clôture des registres et avant la date de séparation ou, si elle est antérieure, la date d'expiration. La Fiducie a conclu en date du 19 avril 2003 une convention relative au régime de droits des porteurs de parts avec Société de fiducie Computershare du Canada, à titre d'agent des droits, portant sur l'exercice des droits, l'émission de certificats attestant les droits et des questions connexes. Le régime de droits ne demeurera en vigueur que s'il est confirmé par le vote de la majorité des porteurs de parts à l'assemblée.

Les droits ne peuvent être exercés au départ et les certificats attestant les droits ne seront pas envoyés aux porteurs de parts. Jusqu'à la date de séparation (soit en général le dixième jour après qu'un initiateur a acquis au moins 20 % des titres comportant droit de vote de la Fiducie, autrement qu'au moyen d'une offre permise, ou après qu'il a lancé une telle offre), les droits seront transférés avec les parts de fiducie auxquelles ils se rattachent. Les droits pourront

être exercés et négociés séparément des parts auxquelles ils se rattachent à la fermeture des bureaux à la date de séparation.

À la suite d'une opération qui constitue un événement de prise de contrôle (en général, l'acquisition d'au moins 20 % des parts de fiducie de la Fiducie par une personne ou un groupe agissant de concert), les droits donnent à leurs porteurs (autres que l'acquéreur, un cessionnaire de l'acquéreur et certaines parties reliées) le droit de recevoir, au moment où ils sont exercés, des parts de fiducie dont la valeur au marché correspond au double du prix d'exercice du droit.

Le déclenchement de l'exercice des droits a pour effet de causer une dilution importante de la participation de l'initiateur. L'initiateur peut éviter cet effet de dilution en faisant une offre conforme aux dispositions relatives aux offres permises.

Modifications

Certaines modifications ont été apportées au régime de droits par rapport au régime qui était en vigueur depuis 1999, notamment afin d'enlever au conseil d'administration le pouvoir discrétionnaire qui lui avait été conféré et aurait pu empêcher qu'une offre soit soumise aux porteurs de parts, et afin d'ajouter une exception à la définition du terme « propriété véritable » à l'égard des parts de fiducie faisant l'objet d'une « convention de blocage permise ».

Modalités du régime de droits

Le texte suivant résume les modalités du régime de droits.

a) Les droits

Le régime de droits prévoit que les droits ne pourront être exercés avant la fermeture des bureaux le dixième jour (la « date de séparation ») suivant la première des dates suivantes ou une date ultérieure fixée par le conseil d'administration de APF :

(i) la date de la première annonce publique du fait qu'une personne ou un groupe de personnes affiliées ou associées (un « acquéreur ») a fait l'acquisition de la propriété véritable d'au moins 20 % des parts de fiducie en circulation autrement qu'en raison de la réalisation de certaines opérations décrites dans le régime de droits, dont :

A) la réduction du nombre de parts de fiducie en circulation;

B) une « offre d'acquisition permise »;

C) l'acquisition de parts de fiducie résultant de certaines opérations au prorata;

D) des distributions effectuées par la Fiducie aux termes d'un régime d'investissement des distributions, de certains placements par voie de prospectus, de certains placements privés ou de certaines levées de titres convertibles;

E) d'autres circonstances dans lesquelles le conseil d'administration de APF a renoncé à l'application de certains aspects du régime de droits, conformément aux modalités de celui-ci;

(ii) la date de lancement d'une offre publique d'achat aux termes de laquelle une personne ou un groupe de personnes affiliées ou associées devenaient propriétaires véritables d'au moins 20 % des parts de fiducie en circulation, ou la date de l'annonce publique de l'intention d'une personne de faire une telle acquisition;

(iii) la date à laquelle une offre permise ou une offre permise concurrente cesse de l'être.

Les certificats représentant les parts de fiducie émis après la date de clôture des registres, mais avant la date de séparation ou, si elle est antérieure, la date d'expiration, porteront une mention selon laquelle la convention relative au régime de droits des porteurs de parts y est intégrée par renvoi. Immédiatement après la date de séparation, des certificats distincts attestant les droits (les « certificats de droits ») seront postés aux porteurs inscrits de parts de fiducie à la date de séparation et seuls les certificats de droits attesteront les droits.

Les droits expireront à la fin de l'assemblée annuelle des porteurs de parts de 2008 (la « date d'expiration ») sauf s'ils sont rachetés par anticipation par la Fiducie. L'approbation des porteurs de parts sera nécessaire pour reconfirmer la convention relative au régime de droits des porteurs de parts à la première assemblée annuelle des porteurs de parts après la période de trois ans suivant la date de la convention relative au régime de droits des porteurs de parts. Le prix d'exercice payable à l'égard des droits et le nombre de titres pouvant être émis au moment de l'exercice des droits peuvent être rajustés de temps à autre par le conseil d'administration de APF, conformément aux dispositions de la convention relative au régime de droits des porteurs de parts, afin de prévenir la dilution en cas de survenance de certains événements touchant les parts de fiducie ou dans d'autres cas où le conseil d'administration de APF, agissant de bonne foi, estime qu'un rajustement serait nécessaire.

Jusqu'à ce qu'un droit soit exercé, le porteur du droit, à ce titre, n'aura aucun droit en tant que porteur de parts de la Fiducie, y compris le droit de voter ou de recevoir des distributions. La Fiducie ne touchera aucun produit provenant de l'émission des droits.

Après une opération par laquelle une personne devient un acquéreur (un « événement de prise de contrôle »), les droits donneront à leurs porteurs le droit de recevoir, au moment où ils seront exercés, des parts de fiducie dont la valeur au marché correspond au double du prix d'exercice des droits. Dans ce cas, toutefois, les droits dont un acquéreur (y compris les personnes avec qui il a des liens et les membres de son groupe et toute personne agissant conjointement ou de concert avec ceux-ci et tout cessionnaire direct ou indirect de ces personnes) est propriétaire véritable seront nuls. Un événement de prise de contrôle ne comprend pas les acquisitions faites dans le cadre d'une offre permise ou d'une offre permise concurrente (voir ci-dessous).

Une personne ne deviendra pas un acquéreur en concluant une « convention de blocage permise », qui est essentiellement un engagement d'un porteur de parts de déposer ses parts de fiducie en réponse à une offre publique d'achat, à la condition que certaines exigences soient respectées. Ces exigences sont en grandes lignes les suivantes : a) les conditions de la convention sont divulguées au public, qui peut en obtenir un exemplaire; b) le porteur de parts qui a convenu de déposer ses parts de fiducie en réponse à l'offre publique d'achat faite par l'autre partie à la convention (l'« offre visée par le blocage ») peut mettre fin à ses obligations aux termes de la convention afin de déposer ses parts de fiducie en réponse à une autre offre publique d'achat ou d'appuyer une autre opération lorsque le prix de l'autre offre ou opération est égal ou supérieur à un seuil stipulé qui ne dépasse pas le prix de l'offre visée par le blocage de plus de 7 %; c) aucuns frais de résiliation ni aucune pénalité qui dépassent au total le montant le plus élevé de 2,5 % du prix ou de la contrepartie payable aux termes de l'offre visée par le blocage et de 50 % de l'augmentation de la contrepartie découlant d'une autre offre publique d'achat ou opération, ne sont payables par le porteur de parts s'il ne dépose pas ses parts de fiducie en réponse à l'offre visée par le blocage.

À tout moment avant un événement de prise de contrôle, le conseil d'administration de APF, avec le consentement des porteurs de parts, peut racheter la totalité et non moins de la totalité des droits au prix de 0,0001 $ chacun, rajusté conformément au régime de droits. En outre, si un initiateur réussit à mener à terme une offre permise ou une offre permise concurrente, le conseil d'administration sera réputé avoir choisi de racheter les droits au prix de rachat.

b) Offre permise

Tout comme la plupart des régimes de droits qui ont été mis en œuvre au Canada, le régime de droits utilise la notion d'« offre permise » grâce à laquelle une offre publique d'achat ne déclenchera pas l'exercice des droits si elle respecte certains critères d'équité préétablis. Pour être admissible à titre d'offre permise, l'offre publique d'achat doit satisfaire aux exigences suivantes. Elle doit être faite au moyen d'une note d'information à tous les porteurs de parts de fiducie selon essentiellement les mêmes modalités. L'initiateur doit convenir que l'offre n'expirera pas avant la fermeture des bureaux 60 jours après la date de l'offre et que 50 % des parts de fiducie des porteurs de parts indépendants (au sens donné à ce terme ci-après) devront avoir été déposées en réponse à l'offre, sans être retirées,

auquel cas une annonce publique de ce fait doit être faite et l'offre doit demeurer valide aux fins du dépôt des parts de fiducie pendant une période supplémentaire de dix jours.

Le régime de droits permet qu'une offre permise concurrente (une « offre permise concurrente ») soit faite pendant la durée d'une offre permise. Une offre permise concurrente doit satisfaire à toutes les exigences d'une offre permise, sauf qu'elle peut expirer à la même date que l'offre permise, à condition d'être valide pendant une période d'au moins 35 jours. La réduction du délai d'acceptation d'une offre permise concurrente vise à permettre, dans la mesure du possible, que toutes les offres soient examinées par les porteurs de parts dans essentiellement les mêmes délais.

c) Personne bénéficiant de droits acquis

La convention relative au régime de droits des porteurs de parts prévoit qu'une personne qui est propriétaire véritable de plus de 20 % des parts de fiducie en circulation à la date de clôture des registres sera considérée comme une personne bénéficiant de droits acquis (une « personne bénéficiant de droits acquis ») et, par conséquent, elle ne sera pas réputée être un acquéreur. Une personne bénéficiant de droits acquis cessera d'être considérée à ce titre si elle devient propriétaire véritable d'autres parts de fiducie autrement qu'au moyen de certaines opérations ou d'acquisitions au prorata de parts de fiducie.

À la connaissance de la Fiducie, nul n'était, à la date de clôture des registres, une personne bénéficiant de droits acquis.

d) Modifications ultérieures

La convention relative au régime de droits des porteurs de parts peut être modifiée, avant la date de l'assemblée, par le conseil d'administration de APF lorsque celui-ci juge qu'une telle mesure est nécessaire ou souhaitable. Par la suite, les modifications doivent être ratifiées par les porteurs de parts, à l'exception des modifications de pure forme, les modifications nécessaires pour maintenir la validité et l'efficacité du régime de droits et les modifications découlant des changements apportés aux lois ou aux règlements applicables.

e) Dispense applicable aux conseillers en placement

Les conseillers en placement (pour les comptes de clients) et les sociétés de fiducie (agissant à titre de fiduciaires et d'administrateurs) qui achètent plus de 20 % des parts de fiducie sont dispensés du déclenchement d'un événement de prise de contrôle, à condition de ne pas faire ou de ne pas être membre d'un groupe qui fait une offre publique d'achat.

f) Approbation des porteurs de parts

Aux termes des actes constitutifs de la Fiducie, l'approbation des porteurs de parts n'est pas nécessaire pour adopter le régime de droits. Toutefois, conformément aux exigences de la TSX, les porteurs de parts doivent ratifier l'adoption du régime de droits à une assemblée, au moyen du vote affirmatif de la majorité des voix afférentes aux parts de fiducie qui sont exprimées par les porteurs de parts présents ou représentés par procuration à l'assemblée.

En outre, l'adoption du régime de droits doit être ratifiée par les porteurs de parts au moyen du vote affirmatif de la majorité des voix afférentes aux parts de fiducie qui sont exprimées par les porteurs de parts autres qu'un porteur de parts qui détient directement ou indirectement, individuellement ou de concert avec d'autres porteurs, plus de 20 % des parts de fiducie de la Fiducie ou qui exerce une emprise sur une telle proportion de ces parts de fiducie et les personnes avec lesquelles il a des liens, les membres de son groupe et ses initiés.

Le sommaire des modalités du régime de droits qui précède est présenté sous réserve des dispositions expresses de la convention relative au régime de droits des porteurs de parts; les porteurs de parts peuvent obtenir un exemplaire de cette convention auprès du secrétaire de APF, au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

ANNEXE C

Restrictions sur les acquisitions futures

Le concédant ne fera une acquisition future que s'il juge, de manière raisonnable, que celle-ci satisfait aux critères suivants :

a) le prix d'achat total de l'ensemble des propriétés visées par l'acquisition future ne doit pas dépasser la valeur non actualisée du total des rentrées de fonds nettes que l'on prévoit tirer des réserves établies se trouvant dans ces propriétés au cours des sept premières années suivant la date de l'achat de celles-ci;

b) toutes les propriétés visées par une acquisition future doivent être achetées à un prix correspondant à la valeur actualisée des rentrées de fonds futures estimatives avant impôt sur le revenu, qui ne peut être inférieure au moindre (i) de 12 % et (ii) du pourcentage représentant la somme des taux de rendement des obligations canadiennes à long terme, exprimé en pourcentage, et de 4 %;

c) après une telle acquisition future, au plus 45 % de la valeur de l'actif de toutes les propriétés sera attribuable à un seul réservoir;

d) au moins 66 2/3 % de la valeur de l'actif de toutes les propriétés doit être constitué de réserves prouvées;

e) au moins 60 % de la valeur de l'actif des réserves établies de toutes les propriétés doit avoir un historique de production d'au moins trois ans;

f) la durée de vie des réserves des propriétés visées par l'acquisition future sera de plus de dix ans;

g) le prix d'achat payable aux termes de l'acquisition future sera établi selon des rapports techniques indépendants, sauf dans les conditions suivantes :

   (i) la propriété faisant l'objet de l'acquisition future appartient à un vendeur unique agissant sans lien de dépendance avec le concédant et le prix d'achat de toutes les propriétés devant être acquises par le concédant ne dépasse pas le moindre des montants suivants :

      (1) 5 000 000 $;

      (2) 10 % de la valeur de l'actif des propriétés immédiatement avant cette acquisition;

   (ii) les propriétés faisant l'objet de l'acquisition future se trouvent dans une région où le concédant a déjà un intérêt et le prix d'achat de toutes les propriétés devant être acquises par le concédant ne dépasse pas 5 000 000 $;

h) les dépenses en immobilisations annuelles afférentes aux propriétés faisant l'objet de l'acquisition ne dépasseront pas 10 % des rentrées de fonds nettes annuelles tirées de ces propriétés, sauf si ces dépenses en immobilisations sont financées au moyen d'emprunts ou d'émissions de parts de fiducie.

Le concédant peut demander l'avis du gestionnaire pour établir si ces critères sont respectés.

Exemption # 82-5166

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. Émetteur assujetti

   APF Energy Trust (la « Fiducie »)

   Adresse : 144, 4th Avenue S.W., bureau 2100
Calgary (Alberta)
T2P 3N4

2. Date du changement important

   Le 2 avril 2003

3. Publication du changement important

   Émission du communiqué de presse : le 2 avril 2003
Canada Newswire

4. Sommaire du changement important

   La Fiducie a procédé à la clôture d'une nouvelle émission de 5 300 000 parts de fiducie de la Fiducie (dont 500 000 ont été émises aux termes de l'option des preneurs fermes) au prix de 10,40 $ chacune, soit un produit brut de 55,12 M$, conformément à un prospectus définitif déposé auprès des organismes de réglementation des valeurs mobilières de tout le Canada.

5. Description complète du changement important

   La Fiducie a procédé à la clôture d'une nouvelle émission de 5 300 000 parts de fiducie de la Fiducie (dont 500 000 ont été émises aux termes de l'option des preneurs fermes) au prix de 10,40 $ chacune, soit un produit brut de 55,12 M$, conformément à un prospectus définitif déposé auprès des organismes de réglementation des valeurs mobilières de tout le Canada. L'émission a été réalisée dans le cadre d'une prise ferme par un consortium bancaire dirigé par Scotia Capitaux Inc. et comprenant Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., La Corporation Canaccord Capital, Corporation de Valeurs mobilières Dundee, Corporation Recherche Capital et Griffiths McBurney & Associés.

La Fiducie affectera le produit net au financement de l'acquisition projetée de Nycan Energy Corp. (« Nycan ») qui a été annoncée et aux fins générales de l'entreprise de APF Energy Inc. (dont les dépenses en immobilisations courantes et les acquisitions futures) et, initialement, à la réduction temporaire de sa dette. Si l'acquisition de Nycan n'est pas réalisée, la Fiducie a actuellement l'intention de rembourser temporairement une tranche de la facilité de crédit renouvelable remboursable sur demande qui lui a été consentie, d'investir dans des effets du marché monétaire à court terme et, en bout de ligne, d'affecter ces fonds aux fins générales de l'entreprise de APF Energy Inc., dont les dépenses en immobilisations courantes et les acquisitions futures.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé).

   Sans objet.

7. Renseignements omis

   Sans objet.

8. Membre de la direction principale : Steven G. Cloutier
   Président et chef de l'exploitation
   APF Energy Inc.
   144, 4th Avenue S.W., bureau 2100
   Calgary (Alberta)
   T2P 3N4

9. Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 2 avril 2003

(signé) « S. Cloutier »
Steven G. Cloutier
Président et chef de l'exploitation

EN VERTU DE LA *SECURITIES ACT* ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS AUX TERMES DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

APF ENERGY TRUST

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan), de l'article 73 de la *Loi sur les valeurs mobilières* (Québec) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. ÉMETTEUR ASSUJETTI

APF Energy Trust
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta)
T2P 3N4

2. DATE DU CHANGEMENT IMPORTANT

Le 19 avril 2003

3. COMMUNIQUÉ DE PRESSE

Un communiqué de presse a été émis par l'intermédiaire de Canada Newswire le 21 avril 2003.

4. SOMMAIRE DU CHANGEMENT IMPORTANT

Le 19 avril 2003, le conseil d'administration (le « conseil ») de APF Energy Inc. (« APF »), pour le compte de APF Energy Trust (la « Fiducie »), a renouvelé le régime de droits pour la protection des porteurs de parts de la Fiducie (le « régime ») afin de donner au conseil et aux porteurs de parts de la Fiducie suffisamment de temps pour évaluer convenablement toute offre qui pourrait être faite à l'égard des parts de la Fiducie et pour chercher et élaborer d'autres solutions susceptibles de maximiser la valeur de la participation des porteurs de parts. Le régime vise également à faire en sorte que les porteurs de parts de la Fiducie soient traités équitablement et sur un pied d'égalité dans l'éventualité d'une offre publique d'achat.

5. DESCRIPTION COMPLÈTE DU CHANGEMENT IMPORTANT

Le texte qui suit est un sommaire du régime, qui est présenté sous réserve de la convention relative au régime de droits des porteurs de parts intervenue entre la Fiducie et Société de fiducie Computershare du Canada, à titre d'agent des droits.

Le conseil a adopté le régime avec prise d'effet le 19 avril 2003. L'objet du régime est a) de donner au conseil et aux porteurs de parts suffisamment de temps pour évaluer toute offre qui pourrait être faite à l'égard des parts de la Fiducie, b) de permettre au conseil de chercher et d'élaborer d'autres solutions susceptibles de maximiser la valeur de la participation des porteurs de parts et c) de faire en sorte que les porteurs de parts de la Fiducie soient traités de manière équitable dans l'éventualité d'une offre publique d'achat. APF a déclaré qu'elle n'était au courant d'aucune offre publique d'achat imminente qui viserait à acquérir le contrôle de la Fiducie.

Pour mettre en œuvre le régime, le conseil a autorisé l'émission d'un droit (un « droit ») à l'égard de chaque part en circulation aux porteurs inscrits à la fermeture des bureaux le 19 avril 2003 (la « date de clôture des registres »). La Fiducie a conclu une convention relative au régime de droits des porteurs de parts datée du 19 avril 2003 (la « convention relative aux droits ») relativement à l'exercice des droits, à l'émission de certificats représentant les droits et à des questions connexes.

Les droits ne peuvent être exercés au départ et les certificats attestant les droits ne seront pas envoyés aux porteurs de parts. Jusqu'à la date de séparation (au sens donné à ce terme ci-après), les droits seront transférés avec les parts auxquelles ils se rattachent. Les droits pourront être exercés et négociés séparément des parts auxquelles ils se rattachent à la fermeture des bureaux le dixième jour de bourse (la « date de séparation ») suivant la première des dates suivantes ou une date ultérieure fixée par le conseil :

a) la date de la première annonce publique du fait qu'une personne ou un groupe de personnes affiliées ou associées (un « acquéreur ») a fait l'acquisition de la propriété véritable d'au moins 20 % des parts en circulation de la Fiducie autrement qu'en raison de la réalisation des opérations suivantes :

   (i) la réduction du nombre de parts en circulation de la Fiducie;

   (ii) une « offre d'acquisition permise » (voir ci-dessous);

   (iii) l'acquisition de parts de la Fiducie résultant de certaines distributions proportionnelles;

   (iv) des distributions effectuées par la Fiducie aux termes d'un régime d'investissement des distributions, de certains placements par voie de prospectus, de certains placements privés ou de certaines levées de titres convertibles;

   (v) d'autres circonstances dans lesquelles le conseil a renoncé à l'application de certains aspects du régime, conformément aux modalités de celui-ci;

b) la date de lancement d'une offre publique d'achat visant l'acquisition de parts de la Fiducie autrement qu'au moyen d'une offre permise ou d'une offre permise concurrente (au sens donné à ces termes ci-après), aux termes de laquelle une personne ou un groupe de personnes affiliées ou associées deviendraient propriétaires véritables d'au moins 20 % des parts en circulation de la Fiducie, ou la date de l'annonce publique de l'intention d'une personne de faire une telle acquisition.

Une personne ne deviendra pas un acquéreur en concluant une « convention de blocage permise », qui est essentiellement un engagement d'un porteur de parts de déposer ses parts en réponse à une offre publique d'achat, à la condition que certaines exigences soient respectées. Ces exigences sont en grande ligne les suivantes : a) les modalités de la convention sont divulguées au public, qui peut en obtenir un exemplaire; b) le porteur de parts qui a convenu de déposer ses parts de fiducie en réponse à l'offre publique d'achat faite par l'autre partie à la convention (l'« offre visée par le blocage ») peut mettre à fin à ses obligations aux termes de la convention afin de déposer ses parts de fiducie en réponse à une autre offre publique d'achat ou d'appuyer une autre opération lorsque le prix de l'autre offre ou opération est égal ou supérieur à un seuil stipulé qui ne dépasse pas le prix de l'offre visée par le blocage de plus de 7 %; c) aucuns frais de résiliation ni aucune pénalité qui dépassent au total le montant le plus élevé de 2,5 % du prix ou de la contrepartie payable aux termes de l'offre visée par le blocage et de 50 % de l'augmentation de la contrepartie découlant d'une autre offre publique d'achat ou opération, ne sont

payables par le porteur de parts s'il ne dépose pas ses parts de fiducie en réponse à l'offre visée par le blocage.

Les certificats représentant les parts émises après la date de clôture des registres porteront une mention selon laquelle la convention relative aux droits y est intégrée par renvoi. Immédiatement après la date de séparation, des certificats distincts attestant les droits (les « certificats de droits ») seront postés aux porteurs de parts inscrits à la date de séparation et seuls les certificats de droits attesteront les droits. Les droits expireront à la fin de l'assemblée annuelle des porteurs de parts de 2008 (la « date d'expiration ») sauf s'ils sont rachetés par anticipation par la Fiducie. L'approbation des porteurs de parts sera nécessaire pour ratifier la convention relative aux droits à l'assemblée annuelle et extraordinaire de 2003 de la Fiducie devant avoir lieu au plus tard le 19 octobre 2003, et les porteurs de parts devront confirmer à nouveau la convention relative aux droits à la première assemblée annuelle des porteurs de parts après la période de trois ans suivant la date de cette convention. Le prix d'exercice payable, soit 50,00 $, et le nombre de titres pouvant être émis au moment de l'exercice des droits peuvent être rajustés de temps à autre afin de prévenir la dilution en cas de survenance de certains événements touchant les parts.

Après une opération par laquelle une personne devient un acquéreur (un « événement de prise de contrôle »), les droits donneront à leurs porteurs le droit de recevoir, au moment où ils seront exercés, des parts dont la valeur au marché correspond au double du prix d'exercice des droits. Dans ce cas, toutefois, les droits dont un acquéreur (y compris les personnes avec qui il a des liens et les membres de son groupe et toute personne agissant conjointement ou de concert avec ceux-ci et tout cessionnaire direct ou indirect de ces personnes) est propriétaire véritable seront nuls. Un événement de prise de contrôle ne comprend pas les acquisitions faites dans le cadre d'une offre permise ou d'une offre permise concurrente (voir ci-dessous).

Avant un événement de prise de contrôle, le conseil, avec le consentement des porteurs de parts, peut racheter la totalité et non moins de la totalité des droits au prix de 0,0001 $ chacun. En outre, si un initiateur réussit à mener à terme une offre permise ou une offre permise concurrente, le conseil sera réputé avoir choisi de racheter les droits au prix de rachat.

Tout comme la plupart des régimes de droits qui ont été mis en œuvre au Canada, le régime utilise la notion d'« offre permise » grâce à laquelle une offre publique d'achat ne déclenchera pas l'exercice des droits si elle respecte certains critères préétablis. Pour être une offre permise, l'offre publique d'achat doit satisfaire aux exigences suivantes. Elle doit être faite au moyen d'une note d'information à tous les porteurs de parts inscrits. L'initiateur doit convenir que l'offre n'expirera pas avant la fermeture des bureaux 60 jours après la date de l'offre et que plus de 50 % des parts des porteurs de parts indépendants devront avoir été déposées en réponse à l'offre, sans être retirées, auquel cas une annonce publique de ce fait doit être faite et l'offre doit demeurer valide pendant une période supplémentaire de 10 jours.

Le régime de droits permet qu'une offre permise concurrente (une « offre permise concurrente ») soit faite pendant la durée d'une offre permise. Une offre permise concurrente doit satisfaire à toutes les exigences d'une offre permise, sauf qu'elle peut expirer à la même date que l'offre permise, à condition d'être valide pendant une période d'au moins 35 jours. La réduction du délai d'acceptation d'une offre permise concurrente vise à permettre, dans la mesure du possible, que toutes les offres soient examinées par les porteurs de parts de la Fiducie dans essentiellement les mêmes délais.

La convention relative aux droits prévoit qu'une personne qui est propriétaire véritable de 20 % et plus des parts comportant droit de vote en circulation de la Fiducie à la date de clôture des registres sera considérée comme une personne « bénéficiant de droits acquis » (une telle personne étant

appelée dans les présentes une « personne bénéficiant de droits acquis ») et, par conséquent, elle ne sera pas réputée être un acquéreur. Une personne bénéficiant de droits acquis cessera d'être considérée à ce titre si elle devient propriétaire véritable d'autres parts autrement qu'en raison de la réduction du nombre d'actions comportant droit de vote en circulation ou de la réalisation d'une offre d'acquisition permise, au moyen de certaines acquisitions faisant l'objet d'une dispense ou en raison de certaines acquisitions de parts proportionnelles ou aux termes d'un régime de réinvestissement des distributions de la Fiducie.

Le conseil peut modifier la convention relative aux droits avant l'assemblée annuelle et extraordinaire des porteurs de parts de 2003 s'il juge qu'une telle modification est nécessaire ou souhaitable. Les modifications apportées par la suite doivent en général être ratifiées par les porteurs de parts, à l'exception des modifications de pure forme.

Jusqu'à ce qu'un droit soit exercé, le porteur du droit, à ce titre, n'aura aucun droit en tant que porteur de parts de la Fiducie, y compris le droit de voter ou de recevoir des distributions.

Le prix d'exercice des droits peut être rajusté par le conseil conformément aux dispositions de la convention relative aux droits. La Fiducie ne touchera aucune partie du produit de l'émission de droits.

En vertu des documents de constitution de la Fiducie, il n'est pas nécessaire que le régime soit approuvé par les porteurs de parts. Toutefois, conformément aux exigences boursières, l'adoption du régime doit être ratifiée par les porteurs de parts de la Fiducie au plus tard le 19 octobre 2003 au moyen du vote affirmatif de la majorité des porteurs de parts de la Fiducie autres que les porteurs de parts qui contrôlent les voix rattachées à plus de 20 % des parts de la Fiducie.

Le conseil a l'intention de soumettre le régime aux porteurs de parts à la prochaine assemblée annuelle, qui est provisoirement prévue pour le 11 juin 2003.

À la connaissance de la Fiducie, nul n'était, à la date de clôture des registres, une personne bénéficiant de droits acquis.

6. RECOURS À L'ARTICLE 146(2) DE LA *SECURITIES ACT* (ALBERTA)

Sans objet.

7. RENSEIGNEMENTS OMIS

Sans objet.

8. MEMBRE DE LA DIRECTION PRINCIPALE

Pour obtenir de plus amples renseignements, veuillez communiquer avec Steven Cloutier, président de APF Energy Inc., au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta), téléphone (403) 294-1000.

9. DÉCLARATION DU MEMBRE DE LA DIRECTION PRINCIPALE

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 28 avril 2003

Pour APF ENERGY,
pour le compte de APF ENERGY TRUST

(signé) « Martin Hislop »
Martin Hislop

EN VERTU DE LA *SECURITIES ACT* ET DU RÈGLEMENT Y AFFÉRENT, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS AUX TERMES DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan), de l'article 73 de la *Loi sur les valeurs mobilières* (Québec) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. Émetteur assujetti

APF Energy Trust

Adresse : 144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

2. Date du changement important

Le 28 avril 2003

3. Publication du changement important

Émission du communiqué de presse : le 24 avril 2003
Canada Newswire

4. Sommaire du changement important

APF Energy Inc. (« APF ») a fait l'acquisition de la totalité des actions en circulation de Nycan Energy Corp. (« Nycan ») conformément à l'offre faite par APF, APF Energy Trust et 1036655 Alberta Ltd. (collectivement, l'« initiateur »), datée du 18 mars 2003, visant l'achat de la totalité des actions ordinaires de Nycan (l'« offre »).

5. Description complète du changement important

Le 28 avril 2003, APF a fait l'acquisition de 16 483 126 actions ordinaires de Nycan conformément à l'offre, soit environ 99,5 % des actions ordinaires en circulation de Nycan, au prix de 2,075 $ chacune. En outre, le 29 avril 2003, APF a envoyé un avis à tous les actionnaires restants de Nycan conformément aux dispositions sur l'acquisition forcée de la *Business Corporations Act* (Alberta) et a versé à Nycan la contrepartie qu'elle aurait dû verser si tous les porteurs d'actions ordinaires de Nycan avaient accepté l'offre. Par conséquent, APF est devenue le porteur de toutes les actions ordinaires en circulation de Nycan.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé).

Sans objet.

7. Renseignements omis

Sans objet.

8. Membre de la direction principale

Martin Hislop
Chef de la direction
APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

9. Déclaration du membre de la direction principale

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 29 avril 2003

(signé) « Martin Hislop »
Martin Hislop
Chef de la direction
APF Energy Inc., pour le compte de
APF Energy Trust

EN VERTU DE LA *SECURITIES ACT* ET DU RÈGLEMENT Y AFFÉRENT, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS AUX TERMES DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

Notice of Meeting

APF ENERGY TRUST

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE DES PORTEURS DE PARTS

AUX PORTEURS DE PARTS DE FIDUCIE DE APF ENERGY TRUST

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs (les « porteurs de parts ») de parts de fiducie (les « parts de fiducie ») de APF Energy Trust (la « Fiducie ») aura lieu au Sun Life Plaza Conference Centre, 140, 4th Avenue S.W., mezzanine, Calgary (Alberta), le mercredi 11 juin 2003 à 15 h (heure de Calgary) aux fins suivantes :

Assemblée annuelle

1. recevoir et examiner les états financiers consolidés de la Fiducie et de APF Energy Inc. (« APF ») pour l'exercice terminé le 31 décembre 2002 ainsi que le rapport des vérificateurs y afférent;

2. choisir les administrateurs de APF et fixer à six (6) le nombre d'administrateurs de APF pour l'année à venir;

3. nommer les vérificateurs de la Fiducie et autoriser les administrateurs de APF à fixer la rémunération des vérificateurs;

Assemblée extraordinaire

4. examiner et, s'il est jugé opportun, approuver la résolution renouvelant le mandat de la Société de fiducie Computershare du Canada à titre de fiduciaire de la Fiducie;

5. examiner et, s'il est jugé opportun, approuver la résolution approuvant et ratifiant l'émission de droits aux termes du régime incitatif de droits d'achat de parts de fiducie, dans la mesure où des droits ont été octroyés en excédent du nombre maximal autorisé aux termes du régime;

6. examiner et, s'il est jugé opportun, approuver la résolution visant à augmenter le nombre maximal de parts de fiducie pouvant être émises aux termes du régime incitatif de droits d'achat de parts de fiducie de la Fiducie;

7. examiner et, s'il est jugé opportun, approuver la résolution spéciale visant à modifier la convention de redevances intervenue entre Energy et Société de fiducie Computershare du Canada, à titre de fiduciaire de la Fiducie, afin de supprimer certains critères relatifs aux acquisitions futures de Energy;

8. examiner et, s'il est jugé opportun, approuver la résolution approuvant et ratifiant la mise en œuvre du régime de droits des porteurs de parts par la Fiducie;

9. examiner et, s'il est jugé opportun, approuver la résolution spéciale visant la résiliation de la convention unanime entre actionnaires intervenue entre APF et la Fiducie;

8. Membre de la direction principale

Martin Hislop
Chef de la direction
APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

9. Déclaration du membre de la direction principale

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 29 avril 2003

(signé) « Martin Hislop »
Martin Hislop
Chef de la direction
APF Energy Inc., pour le compte de
APF Energy Trust

EN VERTU DE LA *SECURITIES ACT* ET DU RÈGLEMENT Y AFFÉRENT, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS AUX TERMES DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

ANALYSE PAR LA DIRECTION

L'analyse par la direction doit être lue à la lumière des états financiers intermédiaires consolidés non vérifiés du trimestre terminé le 31 mars 2003 ainsi que de l'analyse par la direction et des états financiers consolidés vérifiés de l'exercice terminé le 31 décembre 2002.

POINTS SAILLANTS

Au premier trimestre de 2003, la hausse du volume de production et la bonne tenue du prix des marchandises se sont traduites par des flux de trésorerie sans précédent, à savoir 25,19 M$ (1,00 $ par part), contre 7,48 M$ (0,44 $ par part) pour le trimestre correspondant de 2002.

Les distributions se sont chiffrées à 13,06 M$ (0,51 $ par part), et le montant résiduel des flux de trésorerie a été affecté au financement des dépenses en immobilisations (5,57 M$ ou 0,22 $ par part), au fonds de restauration des lieux (0,48 M$ ou 0,02 $ par part) et à la réduction de la dette bancaire (6,08 M$ ou 0,24 $ par part).

Les produits du trimestre ont atteint 44,50 M$, un record, en hausse de 163 % par rapport aux produits du premier trimestre de 2002, soit 16,94 M$. APF a dégagé un bénéfice net de 13,62 M$ pour le premier trimestre, en regard de 2,41 M$ en 2002.

Le 5 février 2003, APF a conclu l'acquisition de Hawk Oil Inc., petite société pétrolière et gazière cotée en Bourse dont la production est d'environ 2 700 bep/j, en contrepartie d'une somme en espèces de 2,86 M$ et de l'émission de 3 990 474 parts de fiducie.

Le 10 mars 2003, APF a annoncé qu'elle avait convenu d'acquérir Nycan Energy Corp., petite société pétrolière et gazière cotée en Bourse dont la production est approximativement de 1 400 bep/j, pour une contrepartie totale d'environ 41,9 M$. L'acquisition a été conclue le 23 avril 2003.

PRODUCTION

Au premier trimestre de 2003, le volume de production a connu une hausse de 60 %, principalement en raison de la prise en compte, pour un trimestre entier, de la production découlant des acquisitions conclues en 2002 et de la production de Hawk, dont l'acquisition a été conclue au début de février 2003. Cette dernière a ajouté à la production environ 1 150 b/j de pétrole lourd et 9 300 kpi^3/j de gaz naturel. La production du deuxième trimestre devrait également s'accroître par suite de l'acquisition de Nycan Energy Corp. (« Nycan ») à la fin d'avril 2003.

	T1 2003	T1 2002	Variation %
Pétrole lourd (b/j)	6 345	4 159	53
Gaz naturel (kpi³/j)	28 745	17 242	67
LGN (b/j)	264	110	140
Total (bep/j)	11 400	7 143	60

PRIX

Le prix du pétrole West Texas Intermediate (« WTI ») s'est établi en moyenne à 33,80 $ US/b au cours du premier trimestre de 2003, en hausse de 56 % sur les 21,67 $ US/b enregistrés en moyenne au premier trimestre de 2002. Au Canada, les prix du pétrole brut sont fondés sur le prix du pétrole WTI, ajusté pour tenir compte des frais de transport, des écarts de prix et des taux de change. Le prix obtenu par APF repose sur le prix affiché par les raffineurs, déduction faite des frais de transport et des ajustements pour tenir compte des écarts entre la qualité du pétrole d'APF et celui dont le prix est affiché, et il est ajusté pour tenir compte des opérations de couverture. En 2003, APF a obtenu un prix moyen de 40,32 $/b, soit une hausse de 29 % sur le prix de 31,28 $/b obtenu en 2002.

En ce qui concerne le gaz naturel, APF a obtenu un prix moyen 7,79 $/kpi³ au cours du premier trimestre de 2003, une hausse de 148 % par rapport au prix moyen de 3,14 $/kpi³ obtenu au cours du trimestre correspondant de 2002.

Prix – après opérations de couverture

	T1 2003	T1 2002	Variation %
Pétrole lourd ($ CA/b)	40,32	31,28	29
Gaz naturel ($ CA/kpi³)	7,79	3,14	148
LGN ($ CA/b)	38,41	20,04	92
Total ($ CA/bep)	42,97	26,10	65

COUVERTURE

Le prix des marchandises a continué d'être volatil pendant le premier trimestre de 2003. APF gère activement le risque lié au prix des marchandises au moyen de contrats de couverture qui mettent les produits à l'abri des fluctuations des prix des marchandises. Les opérations de couverture visent à stabiliser les niveaux de distribution en espèces par la fixation du prix d'une partie du portefeuille de production. Les opérations de couverture sur pétrole brut ont diminué le prix moyen obtenu de 3,64 $/b, alors que celles sur gaz naturel ont diminué le prix moyen obtenu de 0,10 $/kpi³.

Période	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix moyen de couverture
Janvier à décembre 2003	Gaz naturel	Swap	1 000 GJ	5,80 $ CA/GJ
Avril à juin 2003	Pétrole brut	Swap	2 833 b	28,40 $ US/b
Avril à octobre 2003	Gaz naturel	Swap	1 000 MBtu	5,06 $ US/MBtu
Avril à décembre 2003	Gaz naturel	Swap	5 000 GJ	6,72 $ CA/GJ
Juillet à septembre 2003	Pétrole brut	Swap	2 667 b	27,79 $ US/b
Octobre à décembre 2003	Pétrole brut	Swap	1 167 b	27,54 $ US/b

Produits

(en milliers)	T1 2003	% du total	T1 2002	% du total
Ventes de pétrole brut	25 107 $	56	10 819 $	64
Ventes de gaz naturel	20 417	46	4 771	28
Ventes de LGN	914	2	199	1
Activités de couverture	(2 345)	(5)	1 001	6
Autres	409	1	151	1
Total des produits	44 502 $	100	16 941 $	100

REDEVANCES

Les redevances par baril équivalent de pétrole se sont accrues de 61 % au premier trimestre de 2003 par suite de l'augmentation des prix du pétrole brut et du gaz naturel. Exprimées en pourcentage des produits, elles sont restées à peu près inchangées, passant de 20,9 % en 2002 à 20,4 % en 2003.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Redevances à la Couronne	5 135 $	2 212 $	132
Redevances de propriétaire franc	3 112	1 032	202
Redevances dérogatoires	845	304	178
Total des redevances	9 092	3 548	156
En pourcentage des produits, après opérations de couverture	20,4 %	20,9 %	2
Par bep	8,86 $	5,52 $	61

CHARGES D'EXPLOITATION

Les charges d'exploitation se sont accrues de 13 %, passant de 6,55 $/bep pour le premier trimestre de 2003 à 5,82 $/bep pour le trimestre correspondant de 2002. L'incidence des coûts énergétiques élevés et de la hausse générale des frais en champ à l'égard du portefeuille actuel de propriétés de APF devrait contrebalancer celle des mesures visant l'efficacité de l'exploitation, mises en œuvre en 2003 en vue de comprimer les charges d'exploitation. La montée des charges d'exploitation par bep correspond bien aux tendances générales du secteur.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Charges d'exploitation	6 719 $	3 743 $	80
Par bep	6,55 $	5,82 $	13

FRAIS GÉNÉRAUX ET ADMINISTRATIFS

En termes absolus, les frais généraux et administratifs sont passés de 0,91 M$ pour le premier trimestre de 2002 à 1,37 M$ pour le premier trimestre de 2003, une hausse de 50 %. En revanche, les frais par baril équivalent de pétrole ont chuté de 6 % pour atteindre 1,34 $/bep en 2003, contre 1,42 $/bep en 2002. La hausse, principalement attribuable à l'accroissement des coûts liés aux effectifs, reflète l'accroissement de la taille d'APF au cours de la dernière année.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Frais généraux et administratifs	1 374 $	913 $	50
Par bep	1,34 $	1,42 $	(6)

FRAIS DE GESTION

Avant l'internalisation du contrat de gestion, le gestionnaire obtenait des frais de gestion équivalant à 3,5 % des produits nets de production. Pour le premier trimestre de 2002, les frais de gestion se sont chiffrés à 0,34 M$ (0,53 $/bep). Depuis le 1er janvier 2003, APF n'engage plus de tels frais.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Frais de gestion	– $	338 $	(100)
Par bep	– $	0,53 $	(100)

INTÉRÊTS DÉBITEURS

Les intérêts débiteurs se sont élevés à 1,15 M$ (1,12 $/bep) pour le premier trimestre de 2003, alors qu'ils s'étaient établis à 0,52 M$ (0,82 $/bep) pour le trimestre correspondant de 2002, affichant une hausse de 120 %. Cette hausse provient de l'augmentation de l'encours moyen de la dette au cours de la période.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Intérêts débiteurs	1 153 $	525 $	120
Par bep	1,12 $	0,82 $	37

ÉPUISEMENT ET AMORTISSEMENT

L'épuisement et l'amortissement ont diminué de 1 %, passant de 9,79 $/bep pour le trimestre terminé le 31 mars 2002 à 9,70 $/bep pour le trimestre correspondant de 2003. Cette baisse rend compte des ajouts aux réserves et des révisions favorables à celles-ci dont fait état l'évaluation des réserves d'APF au 31 décembre 2002.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Épuisement et amortissement	9 953 $	6 294 $	58
Par bep	9,70 $	9,79 $	(1)

FRAIS DE RESTAURATION DES LIEUX

Pour le trimestre terminé le 31 mars 2003, les frais de restauration des lieux ont diminué de 5 % et se sont établis à 0,70 $/bep en regard de 0,74 $/bep pour le trimestre correspondant de 2002.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Frais de restauration des lieux	721 $	473 $	52
Par bep	0,70 $	0,74 $	(5)

IMPÔTS

Pour le premier trimestre de 2003, l'impôt sur le capital de la Saskatchewan et l'impôt fédéral des grandes sociétés se sont chiffrés à 0,84 M$ contre 0,37 M$ pour la même période un an plus tôt et reflètent l'accroissement de la proportion des produits tirés du pétrole et du gaz générés en Saskatchewan.

La charge d'impôts sur les bénéfices futurs pour le trimestre terminé le 31 mars 2003 s'est chiffrée à 1,04 M$, en regard d'une économie de 1,75 M$ pour la période correspondante de 2002. La charge d'impôts découle du fait que APF utilise les flux de trésorerie pour financer les dépenses en immobilisations et effectuer des remboursements discrétionnaires de dette, plutôt que de les distribuer aux porteurs de parts. De l'avis d'APF, les impôts sur les bénéfices ne seront pas payés par la société; le passif d'impôts futurs sera plutôt transféré aux porteurs de parts.

(en milliers, sauf les montants par bep)	T1 2003	T1 2002	Variation %
Impôts sur le capital et autres impôts	836 $	371 $	125
Par bep	0,81 $	0,58 $	40
Charge d'impôts sur les bénéfices futurs (économie)	1 043 $	(1 752) $	160

BÉNÉFICE

Le bénéfice net du premier trimestre de 2003 a affiché une hausse de 464 % par rapport à celui du premier trimestre de 2002. Se chiffrant à 13,62 M$ ou 0,54 $ par part de fiducie (bénéfice dilué par part : 0,54 $) en regard de 2,41 M$ ou 0,14 $ par part de fiducie (bénéfice dilué par part : 0,14 $) pour le trimestre correspondant de 2002, le bénéfice net du premier trimestre de 2003 reflète la hausse du volume de production et des prix du pétrole brut et du gaz naturel.

DISTRIBUTIONS EN ESPÈCES

Les distributions en espèces se sont élevées à 13,06 M$, ou 0,51 $ par part de fiducie, pour le premier trimestre 2003, contre 7,99 M$ ou 0,45 $ par part de fiducie pour la période correspondante de 2002. Les distributions aux porteurs de parts, soit 13,06 M$, correspondent à 52 % des flux de trésorerie du premier trimestre, qui s'élevaient à 25,19 M$. Du montant résiduel des flux de trésorerie, une partie a été affectée au financement des dépenses en immobilisations (5,57 M$) et au fonds de restauration des lieux (0,48 M$). Le solde (6,08 M$) a servi à réduire la dette bancaire de façon temporaire et pourrait servir à stabiliser les distributions en espèces mensuelles à venir. Pour le reste de l'exercice 2003, APF a l'intention d'appliquer sa politique historique en matière de distributions, c'est-à-dire de conserver une partie des flux de trésorerie disponibles pour l'affecter au financement des dépenses en immobilisations et des projets de développement.

LIQUIDITÉS ET RESSOURCES EN CAPITAL

Au 31 mars 2003, la dette bancaire d'APF se chiffrait à 97,0 M$, et le fonds de roulement, à 3,5 M$, ce qui porte la dette nette à 93,5 M$. Le 2 avril 2003, APF a procédé à la clôture d'un placement de 5,3 millions de parts de fiducie à un prix de 10,40 $ la part. Le produit net de ce placement, qui a totalisé approximativement 52,1 M$, a servi à financer l'acquisition de Nycan. La contrepartie en espèces versée à l'égard de cette acquisition, y compris la prise en charge d'une dette de 7,5 M$ après frais d'opération, s'est élevée à environ 41,9 M$.

PERSPECTIVES

APF procède de manière active à l'intégration de Hawk et de Nycan, les deux sociétés nouvellement acquises, et au classement par ordre de priorité des possibilités de forage et de mise en valeur des propriétés de ces sociétés. APF s'attend à ce que les dépenses en immobilisations engagées en 2003 dans le cadre de son programme de développement atteignent environ 25,0 M$.

Les activités du deuxième trimestre de l'exercice subissent habituellement l'incidence défavorable de la « débâcle » printanière et des fermetures de routes. Cette année, la période de débâcle a été anormalement longue dans l'Ouest canadien, ce qui a entraîné de légères insuffisances de production à certaines propriétés en raison des modalités des concessions avec services.

Malgré la récente chute des prix du pétrole brut, causée par les événements sur la scène mondiale, et la récente appréciation du dollar canadien par rapport au dollar américain, APF est déterminée à préserver la stabilité à long terme des distributions en espèces. En outre, elle croit que les prix du pétrole brut resteront dans une fourchette intéressante et que ceux du gaz naturel continueront d'afficher une bonne tenue.

ÉNONCÉS PROSPECTIFS

Certains énoncés contenus dans la présente analyse sont des « énoncés prospectifs » qui ont trait à des événements futurs ou au rendement futur. Ces énoncés reflètent les attentes ou l'opinion de la direction concernant, entre autres choses, les résultats d'exploitation futurs ou divers éléments des résultats d'exploitation futurs et la performance économique d'APF. Les projections, les estimations et les opinions présentées dans ces énoncés prospectifs comportent forcément des risques et des incertitudes connus et inconnus, dont les risques commerciaux abordés ci-dessus, qui pourraient faire en sorte que le rendement et les résultats financiers futurs réels diffèrent sensiblement des projections de rendement ou de résultats futurs exprimées de manière explicite ou implicite dans les énoncés prospectifs. Par conséquent, le lecteur doit garder à l'esprit que les événements et les circonstances pourraient faire en sorte que les résultats réels diffèrent des projections et que les écarts pourraient être importants.

BILANS CONSOLIDÉS

(non vérifié)	31 mars 2003		31 décembre 2002	
ACTIF				
Actif à court terme				
Encaisse	**2 039 400**	**$**	950 402	$
Comptes débiteurs	**25 920 143**		21 111 316	
Autres éléments d'actif à court terme	**2 660 302**		2 778 962	
	30 619 845		24 840 680	
Fonds de restauration des lieux	**1 133 073**		783 778	
Écart d'acquisition (note 2)	**22 553 871**		11 475 761	
Immobilisations	**313 609 774**		260 526 682	
	367 916 563		297 626 901	
PASSIF				
Passif à court terme				
Comptes créditeurs et charges à payer	**22 093 968**		16 943 193	
Montants à payer à APF Management Inc.	**-**		3 923 164	
Distributions en espèces à payer	**4 991 621**		3 564 891	
	27 085 589		24 431 248	
Impôts futurs	**58 928 769**		39 624 685	
Dette à long terme (note 3)	**97 000 000**		88 000 000	
Obligation au titre de la restauration des lieux	**7 077 024**		6 227 096	
	190 091 382		158 283 029	
CAPITAUX PROPRES				
Compte de placement des porteurs de parts (note 5)	**252 336 077**		214 405 160	
Bénéfices non répartis	**49 205 098**		35 588 861	
Montant cumulatif des distributions en espèces	**(123 715 994)**		(110 650 149)	
	177 825 181		139 343 872	
	367 916 563	**$**	297 626 901	$

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Trimestres terminés les (non vérifié)	**31 mars 2003**	31 mars 2002
PRODUITS		
Pétrole et gaz	**44 092 912 $**	16 790 530 $
Redevances, déduction faite du CIAR	**(9 091 572)**	(3 548 062)
Autres	**408 880**	150 763
	35 410 220	13 393 231
CHARGES		
Exploitation	**6 718 504**	3 742 679
Frais généraux et administratifs	**1 374 072**	912 508
Frais de gestion	**-**	337 769
Intérêts sur la dette à long terme	**1 153 144**	524 666
Épuisement et amortissement	**9 953 025**	6 293 761
Restauration des lieux	**721 061**	473 190
Impôts sur le capital et autres impôts	**835 761**	371 242
	20 755 567	12 655 815
Bénéfices avant impôts sur les bénéfices et participation minoritaire	**14 654 653**	737 416
Charge d'impôts sur les bénéfices (économie)	**1 038 416**	(1 751 974)
Bénéfice avant participation minoritaire	**13 616 237**	2 489 390
Participation minoritaire	**-**	75 044
Bénéfice net	**13 616 237**	2 414 346
Bénéfices non répartis au début de la période	**35 588 861**	24 224 117
Bénéfices non répartis à la fin de la période	**49 205 098 $**	26 638 463 $
Bénéfice net par part – de base et dilué	**0,54 $**	0,14 $

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Trimestres terminés les (non vérifié)	**31 mars 2003**	31 mars 2002
Flux de trésorerie liés aux activités suivantes :		
Activités d'exploitation		
Bénéfice net de la période	**13 616 237 $**	2 414 346 $
Éléments hors trésorerie		
Épuisement et amortissement	**9 953 025**	6 293 761
Participation minoritaire	**-**	75 044
Impôts sur les bénéfices futurs	**1 038 416**	(1 751 974)
Restauration des lieux	**721 061**	473 190
Frais de restauration des lieux	**(133 704)**	(25 273)
	25 195 035	7 479 094
Variation nette des éléments hors caisse du fonds de roulement		
Comptes débiteurs	**(552 513)**	(1 657 279)
Autres éléments d'actif à court terme	**241 899**	(155 208)
Comptes créditeurs et charges à payer	**1 698 989**	898 570
Montant à payer à APF Management	**(3 923 164)**	(407 886)
Distributions en espèces à payer	**1 426 731**	489 460
	(1 108 058)	(832 343)
Distributions en espèces	**(13 065 845)**	(7 989 956)
	11 021 132	(1 343 205)
Activités d'investissement		
Acquisition de Hawk Oil	**(3 456 736)**	-
Nouvelles immobilisations	**(5 566 626)**	(3 789 058)
Achat de propriétés pétrolifères et gazéifères	**(323 491)**	(1 320 059)
Variation des éléments hors caisse du fonds de roulement, comptes créditeurs	**(1 556 923)**	(2 437 291)
	(10 903 776)	(7 546 408)
Produit de la vente de propriétés	**-**	719 585)
Réserve du fonds pour la restauration des lieux	**(349 296)**	(79 727)
	(11 253 072)	(6 906 550)
Activités de financement		
Émission de parts en espèces	**27 669**	31 687 500
Émission de parts en espèces en vertu d'options d'achat d'actions	**414 346**	109 968
Frais d'émission des parts	**(221 077)**	(1 801 983)
Remboursement de la dette – montant net	**1 100 000**	(21 250 000)
Distribution à la participation minoritaire de 1 %	**-**	(75 044)
	1 320 938	8 670 441
Variation de l'encaisse au cours de la période	**1 088 998**	420 686
Encaisse au début de la période	**950 402**	2 042 909
Encaisse à la fin de la période	**2 039 400 $**	2 463 595 $

Renseignements supplémentaires (note 6)

ÉTATS CONSOLIDÉS DES DISTRIBUTIONS EN ESPÈCES ET DU MONTANT CUMULATIF DES DISTRIBUTIONS EN ESPÈCES

Trimestres terminés les (non vérifié)	**31 mars 2003**	31 mars 2002
Ventes de pétrole et gaz	**44 092 912 $**	16 790 530 $
Autres	**408 880**	150 763
Montant brut des redevances dérogatoires et des redevances des locateurs	**(3 956 888)**	(1 335 963)
	40 544 904	15 605 330
Moins les éléments ci-dessous		
Exploitation	**6 718 504**	3 742 679
Frais généraux et administratifs	**1 023 574**	876 567
Frais de gestion	**-**	337 769
Frais de service de la dette	**1 153 144**	524 666
Apport au fonds d'abandon	**483 000**	105 000
Impôts sur le capital et autres impôts	**835 761**	371 242
Dépenses en immobilisations financées à même les flux de trésorerie	**5 566 626**	-
Remboursement discrétionnaire de la dette	**6 077 749**	-
	21 858 358	5 957 923
99 % du bénéfice assujetti à la redevance	**18 686 546**	9 647 407
Droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances	**18 499 680**	9 550 933
Frais généraux et administratifs de la Fiducie	**(5 083 337)**	(2 189 978)
	(350 498)	(35 941)
	13 065 845	7 325 014
Remboursement de capital (réserve du fonds de roulement)	**-**	664 942
Espèces distribuées et disponibles pour distribution	**13 065 845**	7 989 956
Espèces distribuées à ce jour	**8 074 224**	5 162 914
Distributions en espèces à payer	**4 991 621 $**	2 827 042 $
Distributions en espèces déclarées par part, montant réel	**0,51 $**	0,45 $
Montant cumulatif des distributions en espèces au début de la période	**110 650 149 $**	72 883 698 $
Distributions déclarées et payées	**8 074 224**	5 162 914
Distributions déclarées et à payer	**4 991 621**	2 827 042
Montant cumulatif des distributions en espèces à la fin de la période	**123 715 994 $**	80 873 653 $

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
31 mars 2003 et 2002 (non vérifié)

1 PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires d'APF Energy Trust (« APF ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada. Ils ont été préparés suivant les mêmes conventions comptables que celles qui ont servi à préparer les états financiers consolidés de l'exercice terminé le 31 décembre 2002. Ils doivent être lus à la lumière des états financiers consolidés et des notes y afférentes figurant dans le rapport annuel d'APF pour l'exercice terminé le 31 décembre 2002.

2 ACQUISITION DE HAWK OIL

Le 5 février 2003, APF Energy a acquis la totalité des actions émises et en circulation de Hawk Oil Inc (« Hawk Oil »). L'opération a été comptabilisée suivant la méthode de l'acquisition. Le prix d'achat et la contrepartie versée se ventilent comme suit :

Actif net acquis aux valeurs attribuées		
Découvert bancaire	(5 321)	$
Autres éléments du fonds de roulement	(629 156)	
Immobilisations	57 146 000	
Écart d'acquisition	11 078 110	
Dette prise en charge	(7 900 000)	
Obligation au titre de la restauration des lieux	(262 571)	
Impôts futurs	(18 265 668)	
Total de l'actif net acquis	41 161 394	$

Financement		
Espèces	2 856 312	$
Émission de parts de fiducie	37 709 979	
Coûts d'acquisition	595 103	
Total	41 161 394	$

3 DETTE À LONG TERME

Actuellement, la facilité de crédit s'élève à 130 M$.

La dette bancaire est garantie par une débenture à vue de 175 M$ comprenant une charge fixe de premier rang sur tous les éléments d'actif de pétrole et de gaz naturel d'APF et par une cession des créances et des contrats de gaz naturel importants.

4 INSTRUMENTS FINANCIERS

APF s'est dotée d'un programme de gestion des risques de prix qui fixe le prix des marchandises associé à une partie de sa production future. APF vend à terme une partie de sa production future au moyen de swaps sur marchandises qu'elle conclut avec des contreparties jouissant d'une bonne situation financière. Les contrats suivants étaient en cours au 31 mars 2003. La valeur marchande estimative au 31 mars 2003, si les contrats avaient été réglés à ce moment-là, aurait entraîné une baisse des produits de 1,9 M$, produits qui, dans d'autres circonstances, auraient été touchés.

Année	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix de couverture moyen
Janvier à décembre 2003	Gaz naturel	Swap	1 000 gigajoules	5,80 $ CAN/Gj
Avril à juin 2003	Pétrole brut	Swap	2 833 barils	28,40 $ US/baril
Avril à octobre 2003	Gaz naturel	Swap	1 000 MBTU	5,06 $ US/MBTU
Avril à décembre 2003	Gaz naturel	Swap	5 000 gigajoules	6,72 $ CAN/Gj
Juillet à décembre 2003	Pétrole brut	Swap	2 667 barils	27,79 $ US/baril
Octobre à décembre 2003	Pétrole brut	Swap	1 167 barils	27,54 $ US/baril

Au 31 mars 2003, APF avait fixé le taux d'intérêt à l'égard d'une partie de sa dette comme suit :

Durée	Montant	Taux d'intérêt
Janvier à mai 2003	10 000 000 $	3,400 % plus commission d'acceptation
Janvier à novembre 2003	20 000 000 $	3,940 % plus commission d'acceptation
Mars 2003 à février 2005	20 000 000 $	3,665 % plus commission d'acceptation

La valeur marchande estimative de ces contrats sur taux d'intérêt au 31 mars 2003, s'ils avaient été réglés à ce moment-là, aurait représenté un coût de 0,14 M$.

5 CAPITAUX PROPRES

	31 mars 2003		31 décembre 2002	
Parts de fiducie	Nombre de parts	$	Nombre de parts	$
Solde au début de la période	22 942 417	214 405 160	15 583 880	141 068 870
Émises pour l'acquisition de Hawk Oil	3 990 474	37 709 979	-	-
Émises pour l'acquisition de Kinwest	-	-	3 385 510	36 055 682
Émises contre espèces	2 598	27 669	3 303 665	32 250 016
Coût des parts émises	-	(221 077)	-	(1 860 678)
Émises dans le cadre de l'internalisation d'un contrat de gestion	-	-	608 185	6 337 288
Émises à l'exercice d'options/droits	46 248	414 346	61 177	553 982
	26 981 737	252 336 077	22 942 417	214 405 160

Les données par part pour le trimestre terminé le 31 mars 2003 ont été établies en fonction d'un nombre moyen pondéré de parts de fiducie en circulation de 25 161 387 (17 246 729 pour le trimestre terminé le 31 mars 2002). Pour le calcul du résultat et du résultat dilué par part, 51 821 parts ont été ajoutées au nombre moyen pondéré de parts en circulation au cours du trimestre terminé le 31 mars 2003 (28 911 pour le trimestre terminé le 31 mars 2002) pour tenir compte de l'effet dilutif des options et des droits d'achat de parts de fiducie des employés. La distribution par part effectuée ou déclarée correspond à la distribution réelle qui a été effectuée ou déclarée en fonction du nombre de parts en circulation à la date pertinente.

Au cours du trimestre terminé le 31 mars 2003, aucune option ni aucun droit d'achat de parts de fiducie n'a été attribué à des employés. Au 31 mars 2003, 400 919 options d'achat de parts de fiducie étaient en cours, dont 143 791 pouvaient être exercées.

	31 mars 2003		31 décembre 2002	
Options d'achat de parts de fiducie	Nombre d'options	Prix d'exercice moyen pondéré	Nombre d'options	Prix d'exercice moyen pondéré
Solde au début de la période	244 029	9,13 $	330 540	9,32 $
Attribuées	-	-	-	-
Exercées	(22 834)	8,83	(58 677)	9,05
Annulées	(10 274)	9,53	(27 834)	11,62
Solde à la fin de la période	210 921	9,14 $	244 029	9,13 $
Options pouvant être exercées à la fin de la période	143 791	8,89 $	76 488	8,72 $

Au cours du trimestre terminé le 31 mars 2003, aucun droit d'achat de parts de fiducie n'a été attribué à des employés. Au 31 mars 2003, 400 919 droits d'achat de parts de fiducie étaient en cours, dont 99 227 pouvaient être exercés.

	31 mars 2003		31 décembre 2002	
Droits d'achat de parts de fiducie	Nombre de droits	Prix d'exercice moyen pondéré	Nombre de droits	Prix d'exercice moyen pondéré
Solde au début de la période	429 333	9,37 $	-	- $
Attribués	-	-	441 233	9,86
Exercés	(23 414)	9,09	(2 500)	9,73
Annulés	(5 000)	9,73	(9 400)	9,73
Solde avant le diminution du prix	400 919	9,37 $	429 333	9,86 $
Diminution du prix d'exercice	-	(0,15)	-	(0,49)
Solde à la fin de la période	400 919	9,22 $	429 333	9,37 $
Droits pouvant être exercés à la fin de la période	99 227	9,09 $	-	- $

Le prix d'exercice des droits d'achat de parts attribués, prévu par le régime de droits d'achat de parts de fiducie d'APF, pourrait être diminué aux cours des trimestres futurs conformément aux termes du régime. Il est difficile d'évaluer de quel ordre sera la diminution puisque cette dernière dépend de plusieurs facteurs, notamment, mais sans en exclure d'autres, les prix futurs obtenus sur la vente de pétrole et de gaz naturel, la production future de pétrole et de gaz naturel, l'établissement des montants retenus sur les distributions futures en vue de financer les dépenses en immobilisations et l'achat de propriétés pétrolifères et gazéifères. Par conséquent, il n'est pas possible de fixer une juste valeur aux termes du régime de droits d'achat de parts de fiducie.

Vu l'impossibilité de fixer la juste valeur des droits d'achat de parts conformément au régime, le coût de la rémunération aux fins de la présentation de l'information pro forma est fondé sur l'excédent du prix par part sur le prix d'exercice à la date des états financiers. Le montant cumulatif au 31 mars 2003 est de 145 131 $ dont 137 021 $ avaient été inscrits à titre de charge de rémunération pro forma au 31 décembre 2002. L'imputation au bénéfice net au titre du coût estimé associé aux droits d'achat de parts, attribués aux termes du régime serait de 8 110 $ pour le trimestre terminé le 31 mars 2003.

6 RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

Paiements en espèces liés aux éléments suivants :	31 mars 2003	31 mars 2002
Intérêts	915 406 $	534 761 $
Distributions à la participation minoritaire	-	11 107
Distributions aux porteurs de parts	11 639 115	7 500 496
Impôts sur le capital et autres impôts	1 163 747	332 035
Opérations hors trésorerie		
Émission de parts pour Hawk oil Inc.	37 709 979	
Impôts futurs	18 265 668	
Immobilisations	55 975 647	
	(55 975 647) $	

7 ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Acquisition de Nycan Energy Corp.

Le 24 avril 2003, APF a annoncé que 99,5% des actionnaires de Nycan Energy Corp. (« Nycan ») ont accepté l'offre d'achat au comptant de APF visant l'acquisition de la totalité des actions émises et en circulation de Nycan au prix de 2,075 $ l'action. Le prix d'achat a été acquitté au moyen d'un paiement au comptant de 34,4 M$, déduction faite des frais d'opération de 1,5 M$ et de la prise en charge de la dette nette de 6,0 M$ de Nycan, ce qui donne un coût total de 41,9 M$.

Appel public à l'épargne

Le 2 avril 2003, APF a conclu un appel public à l'épargne dans le cadre duquel les placeurs pour compte ont vendu 5 300 000 parts de fiducie au prix de 10,40 $ la part. Le produit net du placement, déduction faite des frais d'émission et de la rémunération des placeurs pour compte, était de 52,1 M$ environ et a servi au financement de l'acquisition de Nycan ainsi qu'au remboursement de la dette.

Exemption # 82-5166

Renewal AIF

03 JUN 25 AM 7:21

APF ENERGY TRUST

NOTICE ANNUELLE DE RENOUVELLEMENT

Pour l'exercice terminé le 31 décembre 2002

Le 15 mai 2003

APF ENERGY TRUST
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4
Téléphone : (403) 294-1000   Sans frais : (800) 838-9206   Télécopieur : (403) 294-1074
Internet : www.apfenergy.com Courriel : invest@apfenergy.com

[illegible]

Dans la présente notice annuelle, les abréviations suivantes ont le sens qui leur est attribué ci-après :

[illegible]	crédit d'impôt de l'Alberta au titre des redevances
[illegible]	baril(s)
[illegible]	millier de barils
[illegible]	barils par jour
[illegible]	gigajoule = 0,95 kpi^3
[illegible]	mètre cube
[illegible]	liquides de gaz naturel
[illegible]	millier de pieds cubes
[illegible]	million de pieds cubes
[illegible]	milliard de pieds cubes
[illegible]	millier de pieds cubes par jour
[illegible]	million de pieds cubes par jour
[illegible]	million d'unités thermales britanniques
[illegible]	baril équivalent de pétrole
[illegible]	millier de barils équivalents de pétrole
[illegible]	barils équivalents de pétrole par jour
[illegible]	unités thermales britanniques

« [illegible] » désigne le rapport du 10 février 2003, dressé par Gilbert Laustsen Jung Associates Ltd. (« GLJ »), consultants en pétrole indépendants, qui évalue, en date du 1er janvier 2003, 92 % des réserves établies de APF Energy Inc. et de APF Energy Limited Partnership en utilisant les prix au 1er janvier 2003 et comprend la mise à jour mécanographique de GLJ, au 1er janvier 2003, des autres 8 % des réserves établies de APF Energy Inc., soit la propriété Paddle River, d'après les estimations que APF Energy a fournies à GLJ en date de juillet 2002.

[illegible] aux fins du présent document, six kpi^3 de gaz naturel et un b de LGN correspondent chacun à un b de pétrole, la conversion n'étant fondée ni sur le prix ni sur le contenu énergétique.

[illegible]

Des renseignements supplémentaires, notamment en ce qui concerne la rémunération des administrateurs et des hauts dirigeants et les prêts qui leur ont été consentis, les porteurs de titres principaux de la Fiducie, les options d'achat de titres de cette dernière et les initiés intéressés dans des opérations importantes, s'il y a lieu, sont présentés dans la circulaire d'information de la direction de la Fiducie datée du 12 mai 2003 se rapportant à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie devant avoir lieu le 11 juin 2003, ces renseignements étant intégrés aux présentes par renvoi. Des renseignements financiers supplémentaires et un exposé des affaires de la Fiducie et du contexte commercial dans lequel celle-ci exerce ses activités sont donnés dans l'analyse par la direction et les états financiers consolidés comparatifs de l'exercice terminé le 31 décembre 2002, qui se trouvent dans le rapport annuel 2002 à l'intention des porteurs de parts, ces renseignements étant intégrés aux présentes par renvoi.

La Fiducie fournira les documents suivants à quiconque en aura fait la demande :

1. Lorsque les titres de la Fiducie sont en cours de placement aux termes d'un prospectus simplifié provisoire ou d'un prospectus simplifié :

   a) un exemplaire de la présente notice annuelle accompagnée d'un exemplaire de tous les documents intégrés par renvoi à celle-ci ou des pages pertinentes de ces documents;

   b) un exemplaire des états financiers consolidés comparatifs de la Fiducie pour l'exercice terminé le 31 décembre 2002 et du rapport des vérificateurs y afférent et un exemplaire des états financiers intermédiaires de la Fiducie émis après les états financiers annuels;

   c) un exemplaire de la circulaire d'information de la direction de la Fiducie datée du 12 mai 2003 relative à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie devant avoir lieu le 11 juin 2003;

   d) un exemplaire de tous les autres documents ou rapports intégrés par renvoi au prospectus simplifié provisoire ou au prospectus simplifié qui ne sont pas prévus aux alinéas a), b) ou c) ci-dessus.

2. À tout autre moment, un exemplaire des documents dont il est question aux alinéas 1a), b) et c) ci-dessus, la Fiducie pouvant toutefois exiger le paiement de frais raisonnables si la demande est présentée par une personne qui n'est pas un porteur de ses parts.

Les demandes de renseignements doivent être faites à l'adresse suivante :

APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4
À l'attention du secrétaire
Téléphone : (403) 294-1000 Sans frais : (800) 838-9206 Télécopieur : (403) 294-1074
Internet : www.apfenergy.com Courriel : invest@apfenergy.com

[illegible]

Certains énoncés faits dans le présent document ou dans des documents qui y sont intégrés par renvoi peuvent constituer des « énoncés prospectifs ». Le contexte dans lequel ces énoncés sont faits, y compris l'utilisation des mots « estimer », « prévoir », « s'attendre à » et des expressions similaires, signale généralement les énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus pouvant faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie, ou les résultats du secteur, diffèrent considérablement des résultats, du rendement ou des réalisations futurs qui sont exprimés ou suggérés par ces énoncés. Ces facteurs comprennent la conjoncture économique et commerciale générale qui a, entre autres, une incidence sur la demande des produits de la Fiducie et leur prix sur le marché, la faculté de la Fiducie de mettre en œuvre sa stratégie commerciale, y compris les acquisitions et les activités de mise en valeur de zones d'intérêt et le moment de l'intégration des entreprises et des activités des sociétés et des éléments d'actif acquis et la réussite de ces processus, la capacité de la Fiducie de réaliser ses programmes d'immobilisations, le succès des négociations avec les banques et d'autres tiers, les caractéristiques de rendement des propriétés actuelles dont la Fiducie tire des revenus et le succès des activités de mise en valeur, les taux de production, le cours du change, la réglementation gouvernementale et les dépenses nécessaires pour s'y conformer (tout particulièrement les lois et les règlements en matière de sécurité et d'environnement), les frais de remise en état des emplacements et d'autres situations qui ont un effet sur les revenus et les frais. Ces facteurs ne devraient pas être considérés comme exhaustifs. Se reporter également à la rubrique « Facteurs de risque ».

[illegible]

[illegible]

APF Energy Trust (la « Fiducie ») est une fiducie de placement à capital variable constituée en vertu des lois de l'Alberta le 10 octobre 1996 et régie par un acte de fiducie daté du 3 janvier 2003, en sa version modifiée et mise à jour (l'« acte de fiducie »). Le bureau principal de la Fiducie est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4. Les parts de fiducie (les « parts de fiducie ») de la Fiducie sont inscrites et négociées à la Bourse de Toronto sous le symbole « AY.UN ».

La Fiducie a été créée dans le but d'émettre des parts de fiducie auprès du public et d'utiliser les fonds ainsi réunis pour acheter des redevances sur des propriétés pétrolifères et gazéifères. L'actif principal de la Fiducie est constitué des redevances (collectivement, les « redevances » et individuellement, une « redevance ») que APF Energy Inc. et APF Energy Limited Partnership octroient sur leurs propriétés pétrolifères et gazéifères. Chaque redevance est constituée d'un droit sur 99 % du revenu de redevances provenant des propriétés pétrolifères et gazéifères, déduction faite de certains coûts, dépenses et déductions. Société de fiducie Computershare du Canada (le « fiduciaire ») est le fiduciaire de la Fiducie et les porteurs de parts de fiducie sont les uniques bénéficiaires de la Fiducie.

L'objectif de la Fiducie est de fournir aux porteurs de parts de fiducie des distributions en espèces élevées et stables en remplaçant et en accroissant constamment les réserves que détiennent APF Energy Inc., APF Energy Limited Partnership et les autres entreprises qui octroient une redevance à la Fiducie, au moyen d'acquisitions, de forages et de projets d'optimisation.

[illegible]

APF Energy Inc. (« APF Energy ») est une filiale en propriété exclusive de la Fiducie, qui a été constituée en vertu de la [illegible] (Alberta) le 8 décembre 1995 sous la dénomination 677633 Alberta Inc. Au moyen de clauses modificatrices déposées le 8 mai 1996, elle a adopté la dénomination APF Energy Inc. Les activités de APF Energy consistent en l'acquisition, la mise en valeur, l'exploitation et l'aliénation de propriétés pétrolifères et gazéifères et en l'octroi d'une redevance à la Fiducie. Depuis sa constitution, APF Energy a fusionné de temps à autre avec des filiales acquises dans le cadre d'acquisitions de propriétés pétrolifères et gazéifères. La société issue des fusions exerce ses activités sous la dénomination APF Energy Inc. APF Energy fournit également l'ensemble des services de gestion, d'administration et de consultation requis à la Fiducie, à APF Acquisition Trust et à APF Energy Limited Partnership et au commandité de celle-ci, 990009 Alberta Inc. Au 31 décembre 2002, APF Energy comptait 51 employés. Le bureau principal de APF Energy est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4 et son siège social est situé au 150, 6th Avenue S.W., bureau 3400, Calgary (Alberta) T2P 3Y7.

[illegible]

APF Acquisition Trust est une fiducie commerciale à capital variable sans personnalité morale établie en vertu des lois de l'Alberta conformément à une convention de fiducie datée du 30 mai 2002. La Fiducie est la propriétaire exclusive de APF Acquisition Trust. L'actif de APF Acquisition Trust est constitué d'une participation de 99 % dans la société en commandite

APF Energy Limited Partnership. Le siège social et établissement principal de APF Acquisition Trust est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF Energy Limited Partnership

APF Energy Limited Partnership (« APF Partnership ») est une société en commandite établie en vertu des lois de l'Alberta et régie par un contrat de société en commandite daté du 30 mai 2002, en sa version modifiée et mise à jour. 990009 Alberta Inc., filiale en propriété exclusive de la Fiducie, est le commandité de la société en commandite et a une participation de 1 % dans celle-ci. APF Acquisition Trust, par l'intermédiaire de son fiduciaire, est le commanditaire de la société en commandite, dans laquelle il a une participation de 99 %. Le siège social et établissement principal de APF Energy Limited Partnership est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

990009 Alberta Inc.

990009 Alberta Inc. est une filiale en propriété exclusive de la Fiducie. Elle a été constituée en vertu de la [illegible] (Alberta) le 21 mai 2002. Elle est le commandité de APF Partnership et son actif unique consiste en une participation de 1 % dans APF Partnership. Le bureau principal de 990009 Alberta Inc. est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4 et son siège social est situé au 150, 6th Avenue S.W., bureau 3400, Calgary (Alberta) T2P 3Y7.

Organigramme

Le diagramme suivant indique les relations entre la Fiducie et ses filiales et décrit la manière dont les rentrées de fonds provenant des propriétés pétrolifères et gazéifères sont transmises à la Fiducie, puis aux porteurs de parts.


Distributions en espèces
APF Acquisition Trust
Commanditaire (99 %)
APF Energy Limited Partnership
APF Energy Inc.

RÉGIE DE LA FIDUCIE

Le fiduciaire et APF Energy

Aux termes de l'acte de fiducie, Société de fiducie Computershare du Canada (le « fiduciaire ») a été nommé fiduciaire de la Fiducie. Le fiduciaire ne possède aucune participation véritable dans la Fiducie et détient l'actif de la Fiducie et exerce ses pouvoirs au profit des porteurs de parts. Le fiduciaire est habilité à exercer l'ensemble des droits, des pouvoirs et des privilèges relatifs à l'actif de la Fiducie, sauf en ce qui concerne la maximisation de la valeur de la participation des porteurs de parts dans le cadre de la réponse à une offre visant les parts de fiducie ou la totalité ou la quasi-totalité de l'actif de la Fiducie ou d'une filiale de la Fiducie (une « offre »). APF Energy est habilitée à exercer tous les droits, les pouvoirs et les privilèges relatifs à une offre.

L'acte de fiducie permet au fiduciaire de déléguer à un gestionnaire les pouvoirs qu'il juge, à son entière discrétion, nécessaires ou souhaitables pour remplir les obligations qui lui incombent conformément à cet acte, que ces pouvoirs soient habituellement conférés ou délégués par les fiduciaires ou non. En vertu de ce pouvoir, le fiduciaire a conclu une convention (la « convention de services administratifs ») aux termes de laquelle APF Energy fournit des services de gestion, d'administration et de consultation à la Fiducie. En outre, l'acte de fiducie délègue à APF Energy la responsabilité de toutes les questions relatives au rachat de parts de fiducie, à la négociation des conventions de gestion de l'actif de la Fiducie et à l'émission ou au placement de parts de fiducie ou de titres permettant l'acquisition de parts de fiducie, convertibles en de telles parts ou échangeables contre de telles parts.

Par conséquent, la Fiducie a délégué toutes les décisions de gestion importantes à APF Energy, qui s'en charge par l'intermédiaire de son conseil d'administration, de sa direction et de ses employés.

Société de Fiducie Banque de Montréal avait été nommée fiduciaire de la Fiducie pour un mandat initial ayant pris fin en 1999. Le fiduciaire a fait par la suite l'acquisition des activités de transfert d'actions de Société de Fiducie Banque de Montréal et, en 2002, les porteurs de parts ont approuvé la nomination du fiduciaire actuel. Le renouvellement du mandat du fiduciaire ou la nomination d'un autre fiduciaire fait l'objet d'une résolution ordinaire soumise à chaque assemblée annuelle des porteurs de parts. Le fiduciaire peut démissionner en donnant un préavis de 60 jours à APF Energy et peut être destitué sur avis de APF Energy, avec l'approbation des porteurs de parts donnée par voie de résolution spéciale, si le fiduciaire n'est plus apte à remplir cette fonction, fait faillite ou devient insolvable ou dans certains autres cas, tels que la saisie de l'actif du fiduciaire en cas de liquidation. En contrepartie des services qu'il fournit à la Fiducie, le fiduciaire touche une rémunération et a droit au remboursement de la totalité des frais qu'il engage dans le cadre de la gestion et de l'administration de la Fiducie. L'acte de fiducie prévoit que le fiduciaire et ses administrateurs, membres de la direction, employés, actionnaires et mandataires ne seront pas responsables envers les porteurs de parts ou d'autres personnes en ce qui a trait aux questions relatives à la Fiducie, sous réserve des responsabilités découlant d'une faute lourde, d'un défaut délibéré ou d'une fraude. En outre, le fiduciaire et ses administrateurs, membres de la direction, employés, actionnaires et mandataires sont indemnisés de toutes les obligations contractées dans l'exercice des fonctions du fiduciaire ou dans l'exercice des pouvoirs discrétionnaires ou autres, qui sont conférés à celui-ci dans l'acte de fiducie et des autres responsabilités, pertes, coûts, charges, impôts, dommages, frais, pénalités et intérêts relatifs à des taxes et impôts et des autres frais et obligations engagés ou contractées dans le cadre de l'administration de la Fiducie, notamment les responsabilités et les dommages en matière d'environnement.

Les porteurs de parts

À chaque assemblée annuelle des porteurs de parts, les porteurs de parts et les porteurs de parts spéciales ont le droit de voter à l'égard du renouvellement du mandat du fiduciaire (ou de la nomination d'un nouveau fiduciaire), de la sélection des candidats aux postes d'administrateurs de APF Energy et de la nomination du vérificateur de la Fiducie. Les porteurs de parts ont également le droit de voter à l'égard de tout changement du vérificateur de la Fiducie. Toutes ces questions doivent faire l'objet d'une résolution ordinaire des porteurs de parts. Une résolution ordinaire est une résolution approuvée à une assemblée des porteurs de parts par plus de 50 % des voix des porteurs de parts et des porteurs de parts spéciales exprimées à l'égard de cette résolution. Les porteurs de parts et les porteurs de parts spéciales ont également le droit de voter à l'égard de toute question qui, conformément à l'acte de fiducie, doit être approuvée au moyen d'une résolution spéciale. En général, une résolution spéciale est requise pour approuver une modification apportée à l'acte de fiducie (sauf une modification nécessaire afin de se conformer aux lois applicables ou une modification qui n'est pas incompatible avec la substance de l'acte de fiducie ou n'a pas d'incidence sur celle-ci), une modification apportée à certains contrats importants de la Fiducie, le fractionnement ou le regroupement des parts de fiducie, la vente ou le transfert de la totalité ou de la quasi-totalité de l'actif de la Fiducie ou la dissolution de la Fiducie. Une résolution spéciale est une résolution qu'on se propose d'adopter à ce titre et qui est adoptée au moyen du vote affirmatif des porteurs d'au moins 66 2/3 % des parts de fiducie représentées à l'assemblée qui font l'objet d'un vote à l'occasion du scrutin tenu sur cette résolution.

Les porteurs de parts et les porteurs de parts spéciales n'ont pas le droit d'intervenir dans les affaires de la Fiducie ou dans l'exercice des pouvoirs conférés au fiduciaire ou à APF Energy par l'acte de fiducie ou la convention de services administratifs, ni le droit de donner des instructions au fiduciaire ou à APF Energy à ce sujet; ils n'ont aucun droit de propriété sur l'actif de la Fiducie ni celui d'imposer ou de demander un partage ou une division de celui-ci ou un versement de dividendes ou de distributions sur celui-ci.

PARTS DE FIDUCIE

Parts de fiducie

La Fiducie est autorisée à émettre jusqu'à 500 millions de parts de fiducie (les « parts de fiducie »). Chaque part de fiducie représente une participation véritable indivise égale dans la Fiducie. Toutes les parts de fiducie confèrent à leurs porteurs (les « porteurs de parts ») le droit de participer à parts égales aux distributions de la Fiducie et d'exercer des droits de vote égaux aux assemblées des porteurs de parts de fiducie. La Fiducie est également autorisée à émettre un nombre illimité de parts spéciales à droit de vote (les « parts spéciales à droit de vote ») conférant à leurs porteurs (les « porteurs de parts spéciales ») le droit d'exprimer, aux assemblées des porteurs de parts, le nombre de voix prescrit par le conseil d'administration de APF Energy dans la résolution autorisant l'émission de parts spéciales à droit de vote. Les parts spéciales à droit de vote ne confèrent aucun autre droit à leurs porteurs. Aucune part spéciale à droit de vote n'a été émise.

Les parts de fiducie et les parts spéciales à droit de vote, y compris les droits, les bons de souscription et les autres titres permettant d'acheter des parts de fiducie ou des parts spéciales à droit de vote, convertibles en de telles parts ou échangeables contre de telles parts, peuvent être émises selon les modalités et aux moments que APF Energy établit. Les parts de fiducie doivent être entièrement libérées à l'émission et les porteurs de parts ne peuvent être par la suite obligés de répondre à un appel de versement de la Fiducie à leur égard. Les parts de fiducie peuvent être émises à titre de contrepartie payable en versements si elles sont représentées par des reçus de versement jusqu'à ce que le dernier paiement soit fait.

Assemblées et droits de vote

L'acte de fiducie exige la tenue d'assemblées annuelles des porteurs de parts. Le fiduciaire peut convoquer une assemblée extraordinaire des porteurs de parts à tout moment et il doit le faire si des porteurs de parts détenant au total au moins 20 % des parts de fiducie le lui demandent par écrit. L'avis de convocation aux assemblées des porteurs de parts doit être donné à ces derniers au moins 21 jours avant l'assemblée. Les porteurs de parts peuvent assister à toutes les assemblées et y voter en personne ou par procuration, et il n'est pas nécessaire que le fondé de pouvoir soit un porteur de parts ou un porteur de parts spéciales. Deux personnes présentes ou représentées par procuration et représentant au total au moins 10 % des voix rattachées à toutes les parts de fiducie en circulation constituent le quorum aux fins de ces assemblées. Les porteurs de parts ont droit à une voix par part de fiducie représentée à toutes les assemblées des porteurs de parts.

Droit au rachat

Le porteur de parts peut exiger à tout moment que la Fiducie rachète ses parts de fiducie en contrepartie d'une somme correspondant au moindre de a) 95 % du cours des parts de fiducie à la Bourse de Toronto, ou si les parts de fiducie ne sont pas négociées à la Bourse de Toronto à cette date, à la bourse ou au marché principal où les parts de fiducie sont inscrites à des fins de négociation à cette date (la « bourse principale »), au cours de la période de dix jours de bourse débutant immédiatement après la date à laquelle les parts de fiducie ont été remises à des fins de rachat, et b) 95 % du cours de clôture à la bourse principale où les parts de fiducie sont inscrites à des fins de négociation à la date à laquelle les parts de fiducie ont été remises à des fins de rachat. Aux fins du calcul de la somme dont il est question en a), le cours correspond à la moyenne simple du cours de clôture des parts de fiducie de chaque jour de bourse au cours duquel un cours de clôture a été établi; toutefois, si la bourse principale ne fournit pas de cours de clôture, mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspondra à la moyenne simple des cours extrêmes de chaque jour de bourse au cours duquel il y a eu négociation; en outre, si des négociations ont eu lieu à la bourse principale pendant moins de cinq des dix jours de bourse, le cours correspondra à la moyenne simple des cours suivants établis à l'égard de chacun des dix jours de bourse : la moyenne des derniers cours acheteur et vendeur de chaque jour au cours duquel il n'y a pas eu de négociation; le cours de clôture des parts de fiducie de chaque jour au cours duquel il y a eu négociation si la bourse principale fournit un cours de clôture; la moyenne des cours extrêmes des parts de fiducie de chaque jour au cours duquel il y a eu négociation, si la bourse principale fournit seulement les cours extrêmes des parts de fiducie négociées ce jour-là. Aux fins du calcul de la somme dont il est question en b), le cours de clôture correspondra au cours de clôture des parts de fiducie s'il y a eu négociation à cette date, à la moyenne des cours extrêmes des parts de fiducie s'il y a eu négociation et que la bourse principale ne fournit que les cours extrêmes des parts de fiducie négociées ce jour-là, et à la moyenne des derniers cours acheteur et vendeur si aucune négociation n'a eu lieu à cette date. Au moment d'un tel rachat, tous les droits que le porteur a sur les parts de fiducie remises à des fins de rachat s'éteindront. L'obligation de la Fiducie de racheter les parts est assujettie à un

plafond mensuel global de 100 000 $ en espèces pour toutes les parts de fiducie remises à des fins de rachat au cours du mois en question et à un plafond global de 500 000 $ en espèces pour toutes les parts de fiducie remises à des fins de rachat au cours d'un semestre. Le conseil d'administration de APF Energy peut renoncer à ces plafonds et il est tenu de le faire si les parts de fiducie détenues dans des fiducies régies par des régimes enregistrés en vertu de la *Loi de l'impôt sur le revenu* (Canada) ne donnent pas le droit de recevoir un paiement en espèces à l'égard des parts rachetées. Le prix payable par la Fiducie au moment du rachat peut être réglé au moyen d'un paiement en espèces ou, dans certains cas, y compris lorsque ce paiement ferait en sorte que le plafond en espèces mensuel ou semestriel serait dépassé, au moyen d'une distribution en nature (c'est-à-dire une distribution proportionnelle sur l'actif de la Fiducie).

Distributions

La Fiducie verse des distributions en espèces proportionnelles aux porteurs de parts chaque mois. En règle générale, les distributions sont annoncées par voie de communiqué de presse au cours de la troisième semaine du mois et les porteurs de parts inscrits le dernier jour du mois ont le droit de recevoir les distributions. Les distributions sont versées par le fiduciaire aux porteurs de parts 15 jours après la date de clôture des registres applicable à une distribution ou, si ce n'est pas un jour ouvrable, le jour ouvrable suivant. Les distributions faites chaque mois sont constituées des redevances, du CIAR et d'autres revenus touchés par la Fiducie au cours du mois précédent, moins les redevances, les frais et les déductions payables par la Fiducie et les autres sommes que APF Energy décide de façon raisonnable de conserver aux fins de la Fiducie. Par le passé, la Fiducie a conservé certains revenus, entre autres choses, pour financer les dépenses en immobilisations ou les acquisitions, stabiliser les distributions futures ou avancer des fonds à APF Energy afin de permettre à celle-ci de réduire temporairement sa dette bancaire. En 1997 (soit le premier exercice au cours duquel la Fiducie a versé des distributions), 61 % des distributions en espèces ont fait l'objet d'un report d'impôt et, aux fins de l'impôt sur le revenu, ont été considérées comme un remboursement de capital, tandis que ce chiffre s'élevait respectivement à 75 %, 66 %, 38 % et 43 % pour 1998, 1999, 2000 et 2001. Pour ce qui est des distributions en espèces versées en 2002, 36 % de celles-ci ne seront pas assujetties à l'impôt, une proportion de 64 % étant imposable entre les mains des porteurs de parts.

Le tableau qui suit illustre les distributions en espèces par part de fiducie touchées par les porteurs de parts pendant les périodes indiquées :

		Distributions en espèces par part de fiducie
1997		1,510 $
1998		1,840 $
1999		1,555 $
2000		
	15 janvier	0,125 $
	15 février	0,125 $
	15 mars	0,125 $
	15 avril	0,125 $
	15 mai	0,125 $
	15 juin	0,135 $
	15 juillet	0,135 $
	15 août	0,135 $
	15 septembre	0,140 $
	15 octobre	0,210 $
	15 novembre	0,210 $
	15 décembre	0,310 $
2000	Total	1,900 $
2001		
	15 janvier	0,220 $
	15 février	0,250 $
	15 mars	0,250 $
	15 avril	0,225 $
	15 mai	0,300 $
	15 juin	0,300 $
	15 juillet	0,300 $
	15 août	0,300 $
	15 septembre	0,250 $
	15 octobre	0,250 $
	15 novembre	0,200 $
	15 décembre	0,200 $
2001	Total	3,045 $

Distributions en espèces par part de fiducie		
2002		
	janvier	0,15 $
	février	0,15 $
	mars	0,15 $
	avril	0,15 $
	mai	0,15 $
	juin	0,15 $
	juillet	0,15 $
	août	0,15 $
	septembre	0,15 $
	octobre	0,15 $
	novembre	0,15 $
	décembre	0,15 $
2002	Total	1,80 $
Total		11,65 $

Note

(1) Le premier appel public à l'épargne de la Fiducie a été réalisé le 17 décembre 1996. La première distribution en espèces a été versée aux porteurs de parts le 31 janvier 1997.

Restrictions sur le droit de propriété des non-résidents

Des non-résidents du Canada (les « non-résidents ») au sens de la *Loi de l'impôt sur le revenu* (Canada) ne peuvent à aucun moment détenir plus de la moitié des parts de fiducie en circulation. Si, à un moment donné, le fiduciaire apprend que les propriétaires véritables de 49 % des parts de fiducie alors en circulation sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, il pourra l'annoncer publiquement et il n'acceptera pas de souscription de parts de fiducie de la part d'une personne qui ne peut lui fournir la déclaration qu'il exige attestant qu'elle n'est pas un non-résident, n'émettra pas de parts de fiducie à une telle personne ni n'inscrira un transfert de parts de fiducie en faveur d'une telle personne. Nonobstant ce qui précède, si le fiduciaire établit que la majorité des parts de fiducie sont détenues par des non-résidents, il pourra envoyer un avis aux porteurs de parts de fiducie non résidents, choisis dans l'ordre inverse de l'acquisition ou de l'inscription ou d'une autre manière qu'il jugera équitable et réalisable, les sommant de vendre leurs parts de fiducie ou une partie stipulée de celles-ci dans un délai stipulé d'au moins 60 jours. Si les porteurs de parts qui reçoivent un tel avis ne vendent pas dans le délai stipulé le nombre requis de parts de fiducie ou ne fournissent pas au fiduciaire une preuve satisfaisante du fait qu'ils ne sont pas des non-résidents, le fiduciaire pourra vendre ces parts de fiducie pour leur compte et, entre-temps, il suspendra les droits de vote et de distribution rattachés à celles-ci. Les ventes seront effectuées à la bourse à laquelle les parts de fiducie sont alors inscrites et, au moment d'une telle vente, les porteurs touchés cesseront d'êtres des porteurs de parts de fiducie et leurs droits se limiteront à la réception du produit net de la vente contre remise des certificats représentant ces parts de fiducie.

Offres publiques d'achat et acquisition forcée

L'acte de fiducie prévoit que si une personne (l'« initiateur ») fait une offre publique d'achat (l'« offre ») à l'égard des parts de fiducie en circulation et que l'offre est acceptée par les porteurs d'au moins 90 % des parts de fiducie en circulation qui n'appartiennent pas à l'initiateur, aux membres de son groupe ou aux personnes avec lesquelles il a des liens, ou pour le compte de ceux-ci, l'initiateur aura le droit, mais non l'obligation, d'acquérir les parts de fiducie détenues par les porteurs de parts qui n'auront pas accepté l'offre ou par des cessionnaires de ceux-ci (collectivement, les « pollicités dissidents »).

Pour exercer ce droit, l'initiateur doit informer chaque pollicité dissident (l'« avis de l'initiateur »), par courrier recommandé, de l'acquisition propojetée dans un délai de 60 jours suivant la fin de l'offre, au plus tard dans un délai de 180 jours suivant la date de l'offre. Dans les 20 jours suivant la date de l'avis de l'initiateur, l'initiateur doit verser ou transférer à la Fiducie la somme ou l'autre contrepartie qu'il aurait dû payer ou transférer aux pollicités dissidents si ceux-ci avaient choisi d'accepter l'offre. La somme ou l'autre contrepartie ainsi versée ou transférée doit être détenue en fiducie pour le compte des pollicités dissidents. Dans le délai de 30 jours suivant la réception de l'avis de l'initiateur, à la condition que l'initiateur ait versé ou transféré à la Fiducie la somme ou l'autre contrepartie requise, la Fiducie doit émettre à l'initiateur un certificat représentant les parts de fiducie qui étaient détenues par les pollicités dissidents et demander à l'agent chargé du transfert des parts de fiducie d'inscrire l'initiateur à titre de porteur de ces parts de fiducie dans le registre des porteurs de parts et d'en supprimer les pollicités dissidents. Par la suite, les pollicités dissidents qui envoient ou remettent au fiduciaire des certificats représentant leurs parts de fiducie peuvent recevoir la somme ou l'autre contrepartie à laquelle ils ont droit, sans tenir compte des fractions de parts de fiducie.

Régime de droits pour la protection des porteurs de parts

La Fiducie a conclu une convention relative au régime de droits pour la protection des porteurs de parts (le « régime de droits ») en date du 19 avril 1999 avec Société de Fiducie Banque de Montréal (Société de fiducie Computershare du Canada, à titre de successeur), à titre d'agent des droits. Le régime de droits a expiré le 19 avril 2003 conformément à ses modalités.

Le conseil d'administration de APF a mis en œuvre, en date du 19 avril 2003, un nouveau régime de droits conformément à une convention conclue avec Société de fiducie Computershare du Canada, à titre d'agent des droits.

L'objectif principal du nouveau régime de droits est de donner au conseil d'administration de APF Energy suffisamment de temps pour évaluer et, s'il le juge opportun, chercher et élaborer d'autres solutions susceptibles de maximiser la valeur de la participation des porteurs de parts dans le cas où la Fiducie ferait l'objet d'une offre publique d'achat et de faire en sorte que tous les porteurs de parts soient traités sur un pied d'égalité s'ils veulent participer à une telle offre. Le nouveau régime de droits a pour but de réglementer certains aspects des offres publiques d'achat visant la Fiducie sans pour autant empêcher une tentative de bonne foi d'acquérir le contrôle de la Fiducie, si une offre juste était présentée.

Les modalités du nouveau régime de droits sont énoncées dans la circulaire d'information de la direction de la Fiducie datée du 12 mai 2003.

ÉVOLUTION GÉNÉRALE DE L'ENTREPRISE

La Fiducie a été établie le 10 octobre 1996 dans le but de faire l'acquisition auprès de APF Energy d'une redevance sur les « propriétés initiales » décrites ci-après. Le 17 décembre 1996, la Fiducie a mené à terme son premier appel public à l'épargne de 3,5 millions de parts de fiducie au prix de 10 $ chacune. La Fiducie a utilisé une partie du produit afin d'acquérir la redevance sur les propriétés initiales en contrepartie de la somme de 17,86 M$. La Fiducie a par la suite réalisé un certain nombre de placements de parts de fiducie et a fait l'acquisition d'une redevance sur d'autres propriétés. En date du 28 juillet 1999, la Fiducie a été transformée en fiducie à capital variable, ce qui lui donne une souplesse accrue pour faire des acquisitions susceptibles d'accroître sa valeur. Les placements que la Fiducie peut effectuer ont été diversifiés pour inclure, en plus de l'acquisition et de la détention de redevances sur des propriétés pétrolifères et gazéifères et les éléments d'actif connexes, l'acquisition et la détention de divers types d'éléments d'actif du secteur énergétique (par exemple, les actions de sociétés pétrolières et gazières ou d'installations du secteur pétrolier et gazier qui ne sont pas associées à des propriétés, des sociétés de commercialisation de l'énergie ou des éléments d'actif ou des sociétés du secteur médian ou du secteur aval) et de titres des entreprises détenant de tels éléments d'actif (y compris des titres d'une fiducie ou d'une filiale en propriété exclusive qui est une société par actions).

Depuis qu'elle est entrée en exploitation en 1996, APF Energy a acquis des éléments d'actif pétroliers et gaziers dans l'Ouest canadien dans le cadre de diverses opérations, dont les plus importantes sont résumées ci-après :

Date	Opération
Septembre 1996	Acquisition auprès de Seagull Energy Canada Ltd. (« Seagull ») d'éléments d'actif situés à Rosebank.
Novembre 1996	Acquisition auprès de Pensionfund Energy Resources Limited (« Pensionfund ») d'éléments d'actif situés à Grande Prairie et à Sibbald.
Décembre 1996	Acquisition auprès de Seagull d'éléments d'actif situés à Sundre. Acquisition auprès de Pensionfund d'éléments d'actif situés à Countess-Leckie et à Westerose.
Mars 1997	Acquisition auprès de Pensionfund d'éléments d'actif situés à Countess.
Avril 1997	Acquisition de Bayridge Resources Limited.
Février 1998	Acquisition auprès de Pinnacle Resources Ltd. d'éléments d'actif situés à Caroline.
Juin 1998	Acquisition auprès de Harbour Petroleum Company Limited d'éléments d'actif situés à Wayne-Rosedale.
Août 1998	Acquisition auprès de Talisman Energy Inc. d'éléments d'actif situés à Pembina et vente à Talisman d'éléments d'actif situés à Grande Prairie et à Sibbald.
Septembre 1998	Acquisition auprès de sociétés en commandite gérées par EnerVest Resource Management Ltd. d'éléments d'actif situés à Gleneath ainsi que d'autres éléments d'actif de moindre importance.
Février 1999	Acquisition auprès de Newport Petroleum Corporation d'éléments d'actif situés à Countess.
Février 1999	Acquisition auprès de Tethys Energy Inc. d'éléments d'actif situés à Girouxville.
Décembre 2000	Acquisition auprès de Grey Wolf Exploration Inc. d'éléments d'actif situés à Redwater et vente à celle-ci d'éléments d'actif situés à Caroline.
Avril 2001	Acquisition de Alliance Energy Inc.
Avril 2001	Acquisition auprès d'un tiers d'éléments d'actif situés dans le sud-est de la Saskatchewan.

Date	Opération
Août 2001	Acquisition auprès d'un tiers d'éléments d'actif situés à Sakwatamau.
Mai 2002	Acquisition de Kinwest Resources Inc. et de 987687 Alberta Ltd.
Décembre 2002	Acquisition de la propriété Paddle River
Décembre 2002	Internalisation des fonctions de gestion

Les opérations qui ont eu lieu en septembre, en novembre et en décembre 1996 visaient les « propriétés initiales ». Certaines propriétés acquises en mai 2002 ont été par la suite transférées à APF Partnership, qui a octroyé une redevance à la Fiducie. En plus de ce qui précède, des réserves ont été ajoutées au moyen de projets d'optimisation et de travaux de forage sur diverses propriétés ainsi qu'au moyen de petites acquisitions.

APF Energy continuera d'acquérir des sociétés et des éléments d'actif pétroliers et gaziers. Ces opérations seront financées au moyen de facilités de crédit, du fonds de roulement et du produit des émissions futures de parts de fiducie. Les objectifs sont (1) d'acquérir des éléments d'actif qui permettront aux porteurs de parts d'obtenir un rendement élevé, (2) d'acquérir des éléments d'actif dotés d'un potentiel de croissance, dont la valeur peut être maximisée au moyen de projets d'optimisation, de forage à faible risque et d'amélioration de l'infrastructure, (3) de rechercher des occasions d'être l'exploitant des propriétés, ce qui lui permet de contrôler le calendrier et le coût des programmes d'optimisation, de forage et d'entretien, (4) de gérer les risques au moyen d'opérations de couverture de marchandises, de devises et de taux d'intérêt et au moyen de stratégies de commercialisation du pétrole et du gaz naturel afin de veiller à ce que les porteurs de parts touchent des distributions en espèces supérieures à la moyenne, (5) de s'assurer que les frais d'administration demeurent bas grâce à une structure de gestion efficace et (6) de faire prendre de l'expansion à la Fiducie afin d'augmenter la liquidité et de créer un marché plus efficace sur lequel les épargnants de la Fiducie pourront acheter ou vendre des parts de fiducie.

Acquisitions importantes réalisées en 2002

Au cours de l'exercice terminé le 31 décembre 2002, la Fiducie a réalisé une acquisition importante et plusieurs autres acquisitions, chacune d'elles étant décrite ci-dessous. Les initiés de la Fiducie, les personnes avec lesquelles elle a des liens et les membres de son groupe n'ont pas participé à aucune de ces opérations, à l'exception des opérations dont il est question à la rubrique « Internalisation des fonctions de gestion ».

Acquisition de Kinwest Resources Inc. et de Sellco

Le 30 mai 2002, APF Energy a acquis la totalité des actions ordinaires de Kinwest Resources Inc. (« Kinwest ») et de son coentrepreneur, 987687 Alberta Ltd. (« Sellco »), en échange d'une contrepartie totale d'environ 59,5 M$. Le prix d'achat a été réglé au moyen d'une somme en espèces de 13,0 M$ et de l'émission de 3 385 510 parts de fiducie au prix réputé de 10,15 $ chacune et de 1 692 755 bons de souscription. APF Energy a également pris en charge la dette de Kinwest, déduction faite du fonds de roulement et des frais d'acquisition, s'élevant à environ 9,8 M$. À ce moment-là, l'acquisition a ajouté environ 2 000 bep/j à la production du sud-est de la Saskatchewan et de l'Alberta, environ 85 % de ces réserves étant assorties de la fonction d'exploitant. Le 30 mai 2002, APF Energy, Kinwest et Sellco ont été fusionnées.

Toujours le 30 mai 2002, APF Energy a vendu certaines propriétés de Kinwest et de Sellco à APF Partnership en contrepartie d'environ 25 M$, réglés au moyen de l'émission d'un billet à ordre.

Autres acquisitions réalisées en 2002

Internalisation des fonctions de gestion

Le 3 janvier 2003, la Fiducie a acquis indirectement la totalité des actions de APF Management Inc. (« APF Management »), ancien gestionnaire de la Fiducie, et de ses filiales, aux termes d'une convention d'achat d'actions conclue entre la Fiducie, 1014621 Alberta Ltd., société par actions appartenant à la Fiducie et nouvellement constituée pour agir à titre d'acheteur, APF Management et tous les actionnaires de celle-ci. Cette opération a entraîné le rachat des conventions de gestion conclues avec APF Management et l'achat des droits sur 1 % et 3,5 % des revenus et sur les frais de structuration appartenant à APF Management en contrepartie de 9,25 M$, dont 25 % ont été réglés en espèces et 75 % en parts de fiducie. Des 661 850 parts de fiducie qui ont été émises, 293 930 sont entiercées, 150 526 peuvent être libérées sur une période de trois ans et 143 404 peuvent être libérées sur une période de quatre ans.

L'acquisition et les opérations connexes (collectivement, l'« opération d'internalisation ») ainsi que les modalités de celles-ci ont été recommandées et approuvées par un comité spécial (le « comité spécial ») composé d'administrateurs indépendants de APF Energy, qui s'est appuyé sur l'avis sur le caractère équitable donné par CIBC Marchés mondiaux Inc., et elles ont été

approuvées par les porteurs de parts à l'assemblée extraordinaire qui a eu lieu le 18 décembre 2002. Étant donné que toutes les conditions principales, y compris l'approbation des organismes de réglementation, avaient été remplies le 31 décembre 2002, l'opération a été comptabilisée en 2002.

CIBC Marchés mondiaux Inc. a été chargée de fournir des services de consultation financière au comité spécial dans le cadre de l'examen des solution de rechange en matière de gestion et d'aider ce comité à remplir son mandat ainsi que de donner à la Fiducie un avis sur le caractère équitable, du point de vue financier, de la contrepartie payable dans le cadre de l'opération d'internalisation. CIBC Marchés mondiaux est l'une des maisons de courtage les plus importantes au Canada, qui exerce des activités dans tous les secteurs liés au financement des entreprises et aux finances publiques, aux fusions et aux acquisitions, aux ventes de titres à revenu fixe et de participation et à la recherche sur les opérations et les investissements. À l'exception des services offerts à titre de conseiller financier du comité spécial, CIBC Marchés mondiaux, les personnes avec lesquelles elle a des liens et les membres de son groupe n'ont offert aucun conseil à qui que ce soit à l'égard de l'opération d'internalisation. Toutefois, CIBC Marchés mondiaux a agi à l'occasion à titre de conseiller financier ou de preneur ferme de la Fiducie.

En contrepartie des services offerts par CIBC Marchés mondiaux, APF Energy a convenu de lui verser une rémunération fixe, de lui rembourser les frais raisonnables qu'elle aura engagés pour fournir ces services et de l'indemniser de certaines responsabilités qu'elle aura engagées dans le cadre de son mandat. Pour évaluer le caractère équitable, du point de vue financier, de la contrepartie payable aux termes de l'opération d'internalisation pour la Fiducie, CIBC Marchés mondiaux a examiné l'incidence proportionnelle de l'opération d'internalisation sur les rentrées de fonds, les distributions et la valeur liquidative par part de fiducie de la Fiducie dans le cadre de plusieurs scénarios possibles. CIBC Marchés mondiaux a également effectué une analyse de la valeur actualisée des rentrées de fonds, en comparant la contrepartie à la valeur actualisée des frais futurs payables dans le cadre de plusieurs scénarios possibles aux termes des conventions de gestion intervenues entre APF Management et la Fiducie et ses filiales. CIBC Marché mondiaux a également examiné certaines opérations d'internalisation effectuées par des fiducies évoluant dans le domaine de l'énergie et différents facteurs qualitatifs. Ces analyses ont confirmé la conclusion de l'avis sur le caractère équitable de CIBC Marchés mondiaux selon lequel la contrepartie payable aux termes de l'opération d'internalisation était équitable, du point de vue financier, pour la Fiducie, compte tenu des hypothèses, des restrictions et des considérations énoncées dans cet avis.

Les actions de APF Management appartenaient, directement ou indirectement, à raison d'environ 70 % à M. Martin Hislop et à M. Steven Cloutier, tous les deux administrateurs et respectivement chef de la direction et président et chef de l'exploitation de APF Energy, et à Claire Stephens, la conjointe de M. Hislop. Les autres 30 % des actions de APF Management appartenaient aux membres des familles immédiates de M. Hislop et de sa conjointe, qui n'étaient pas à ce moment-là ni ne sont actuellement des administrateurs ou des membres de la direction de APF Energy ou APF Management.

APF Energy, APF Management et 1014621 Alberta Ltd. ont été fusionnées en date du 3 janvier 2003.

APF Energy fournit actuellement à la Fiducie et à ses filiales des services de gestion et d'administration semblables aux services que fournissait APF Management avant l'opération d'internalisation.

Acquisition de la propriété Paddle River

APF Energy a acquis en date du 1er octobre 2002 des propriétés dont la production est composée principalement de gaz naturel, qui sont situées dans la zone Paddle River, dans le centre ouest de l'Alberta, en contrepartie de 22,7 M$. La clôture a eu lieu le 12 décembre 2002. Cette acquisition a ajouté environ 860 bep/j, soit 4 200 kpi^3 de gaz naturel et 160 b/j de liquides. Paddle River se trouve à proximité de la propriété Sakwatamau de APF Energy, on peut y accéder à l'année longue, ses frais d'exploitation sont peu élevés et elle est située près d'une vaste infrastructure pétrolière et gazière. Cette opération, qui englobait des terrains inexploités d'environ 44 600 acres assortis d'un intérêt économique direct moyen de 65 %, offre un potentiel de mise en valeur dont les horizons productifs principaux sont les formations Pekisko et Nordegg.

Autres questions

La Fiducie a reçu une lettre d'observations de la Commission des valeurs mobilières de l'Alberta (la « Commission ») relativement au traitement comptable de certains éléments qui figurent dans les états financiers vérifiés au 31 décembre 2001. La Commission soulève le fait que les frais d'acquisition d'immobilisations de 1,5 % de APF Management devraient être imputés à l'exercice plutôt que capitalisés et que l'achat d'une société pétrolière et gazière devrait être comptabilisé comme une acquisition d'entreprise plutôt que comme un achat d'éléments d'actif. La direction estime qu'elle a comptabilisé ces éléments correctement et a répondu en ce sens. Toutefois, la Commission pourrait exiger que ces éléments soient rajustés une fois qu'elle aura résolu toutes les questions relatives à ses observations.

PROPRIÉTÉS

Propriétés productives principales

Au 31 décembre 2002, APF Energy et APF Partnership avaient un intérêt dans des propriétés pétrolifères et gazéifères qui faisaient l'objet d'une exploitation concertée et non concertée. La totalité de la valeur actualisée des rentrées nettes futures estimatives tirées des propriétés se trouve dans les zones principales, comme en fait état le tableau ci-dessous :

Propriétés	Intérêt moyen (en pourcentage) (1)	Intérêt dans les réserves (2)(3) (kbep)	Production nette estimative en 2003 (4)(6) (bep/j)	Durée des réserves (3)(4) (ans)	Valeur de l'actif (3)(6) (en milliers de dollars)	(en pourcentage)
Sud-est de la Saskatchewan	16	14 283	5 126	50	96 924	37 %
Propriétés gazéifères du centre de l'Alberta	71	5 156	2 463	50	62 266	24 %
Propriétés gazéifères du sud-est de l'Alberta	58	5 804	1 816	35	58 339	22 %
Propriétés pétrolifères du centre de l'Alberta	11	6 746	1 259	50	41 806	16 %
CIAR/DCGNA(7)					111	0 %
TOTAL		31 989	10 664		259 446	100 %

Notes

(1) L'intérêt, exprimé en pourcentage, est fondé sur la quote-part dans les réserves établies (réserves prouvées plus 50 % des réserves probables, au sens donné à ces expressions ci-après) détenues en propriété, y compris l'intérêt économique direct et la redevance dérogatoire.
(2) La quote-part dans les réserves récupérables détenues en propriété avant de déduire les redevances.
(3) Selon les réserves établies présentées dans le rapport de APF. Voir « Réserves de pétrole et de gaz naturel ».
(4) La durée des réserves représente la période à écouler durant laquelle la production devrait être rentable selon les estimations.
(5) Actualisé à 15 % et fondé sur les hypothèses de la hausse des coûts et des prix qui figurent dans le rapport de APF. On a tenu compte du CIAR lorsqu'il y avait lieu.
(6) Le taux de production moyen en 2003 présenté dans le rapport de APF.
(7) Déduction relative au coût du gaz naturel de l'Alberta.

Le texte qui suit décrit, par zone, les propriétés pétrolifères et gazéifères productives principales de APF Energy et de APF Partnership. Dans la présente rubrique, les renvois aux propriétés de APF Energy comprennent les intérêts appartenant à APF Partnership. **Toutes les données sur les réserves présentées dans la présente rubrique sont tirées du rapport de APF en date du 1er janvier 2003. Il y a lieu de se reporter au rapport de APF ainsi qu'aux hypothèses et aux autres critères d'évaluation dont il est question à la rubrique intitulé « Réserves de pétrole et de gaz naturel » ci-après.**

Propriétés principales

Countess-Leckie (propriété gazéifère du sud-est de l'Alberta)

La zone Countess, qui est formée des propriétés Countess et Leckie, tire sa production d'un nombre total de 375 puits de gaz naturel. APF possède un intérêt économique direct moyen de 75,2 % dans des terrains d'une superficie de 24 960 acres situés à Countess. À Leckie, APF Energy possède un intérêt économique direct dans des terrains d'une superficie de 22 880 acres et un intérêt exclusif dans une station de compression. Du gaz naturel sec est produit à partir du sable peu profond des formations Belly River, Milk River et Medicine Hat. Le gaz est collecté, déshydraté et comprimé sur place, puis vendu à TransCanada Gas Services conformément à un contrat à long terme. En outre, APF Energy touche des revenus de compression à forfait grâce à la capacité excédentaire de deux compresseurs de 720 horse-power.

Les activités de mise en valeur futures dans cette région gazéifère peu profonde consistent en la réduction de 160 acres à 80 acres de l'espacement actuel entre les puits. Le forage des puits dans cette zone est effectué en utilisant des tubes d'intervention enroulés jusqu'à une profondeur moyenne de 1 800 pieds au coût de 0,13 M$. Depuis qu'elle a acquis cette propriété en 1996, APF Energy a foré un total de 76 puits et prévoit forer 40 à 45 puits en 2003.

Pembina (propriété pétrolifère du centre de l'Alberta)

APF Energy a un intérêt dans cinq concessions Pembina Cardium situées à environ 116 kilomètres au sud-ouest d'Edmonton, y compris un intérêt économique direct exclusif dans la concession Champlin-Peruvian Cardium n° 1 et la concession Pembina

Cardium n° 20, dont elle est l'exploitante. APF Energy détient un intérêt économique direct de 7,35 % dans la concession Pembina Cardium n° 12, de 6,78 % dans la concession Pembina Cardium n° 9 et de 1,26 % dans la concession North Pembina Cardium n° 1, dont elle n'est pas l'exploitante.

Du pétrole brut léger est produit à partir de 581 puits faisant l'objet de programmes d'injection d'eau dans chacune des concessions de la formation Cardium. Le pétrole est traité dans des installations reliées à chacune des concessions et le gaz dissous est collecté et traité grâce à la quote-part de APF Energy dans le réseau de collecte Pembalta.

Les plans de mise en valeur futurs relatifs à ces champs pétrolifères dont le potentiel est connu comprennent de nouvelles réductions de l'espacement ainsi que le réalignement des puits d'injection d'eau afin d'améliorer l'efficacité de balayage.

Redwater (propriété pétrolifère du centre de l'Alberta)

La zone Redwater est située au nord-est d'Edmonton, en Alberta. APF Energy a un intérêt économique direct moyen de 60 % dans 69 puits productifs disséminés sur environ 184 sections de terrain. Du gaz naturel sec est produit à partir d'une combinaison des zones Wabamun, détritique, de quartz basal, glauconeuse, Sparky, Colony et Second White Specks. La production est vendue aux termes de contrats à court et à long terme de même que sur le marché au comptant.

Les activités de mise en valeur futures dans cette zone consistent principalement à forer de nouveaux puits et à remettre en production des couches rentables non exploitées dans les formations du Crétacé qui se caractérisent par un potentiel multi-zone. En 2003, APF Energy a l'intention de doter les installations des systèmes de compression à l'admission et de forer ou de reconditionner de 12 à 16 puits, en se fondant sur des données géologiques et sismiques afin d'améliorer le taux de réussite des forages.

Sud-est de la Saskatchewan

Environ 35 % de la production totale de APF Energy provient du sud-est de la Saskatchewan. APF Energy est l'exploitante à l'égard de la majeure partie de cette production et est propriétaire d'infrastructures dans chacune des zones principales. La plupart des gisements pétrolifères de APF Energy reçoivent un surplus de pression d'une nappe régionale. La mise en valeur au cours des dernières années s'est fondée principalement sur le forage de puits horizontaux.

APF Energy continuera à optimiser les gisements pétrolifères connus du Mississippien en effectuant des forages horizontaux et en mettant à profit ses connaissances géologiques et géophysiques approfondies. En 2003, APF Energy se propose de forer de 13 à 18 puits supplémentaires ainsi que de réactiver un programme d'injection d'eau dans un de ses gisements.

Tatagwa

APF Energy possède un intérêt économique direct moyen de 70 % dans 50 puits de pétrole productifs. La production provient des zones Marly et Vuggy de la formation Midale. APF Energy détient également un intérêt économique direct de 80 % dans l'installation pétrolière et d'évacuation des eaux centrale et touche un revenu provenant du traitement versé par des tiers qui utilisent cette installation.

Queensdale

APF Energy détient un intérêt économique direct moyen de 75 % dans 47 puits de pétrole productifs de la zone Frobisher-Alida. APF Energy est également propriétaire de trois installations pétrolières et d'évacuation des eaux centrales situées dans cette zone.

Carlyle

APF Energy possède un intérêt économique direct moyen de 76 % dans neuf puits productifs de la zone Alida. APF Energy détient également un intérêt économique direct de 90 % dans une installation pétrolière et d'évacuation des eaux centrale située sur cette propriété.

Macoun

APF Energy possède un intérêt économique direct moyen de 88 % dans 20 puits productif de la zone Vuggy.

Installations

Le tableau qui suit présente les installations principales dans lesquelles APF Energy et APF Partnership avaient un intérêt au 31 décembre 2002.

Zone	Installations principales[1]	
Sud-est de la Saskatchewan	Intérêts économiques directs divers dans des installations pétrolières.	
Countess (Alberta)	Intérêt de 42 % dans l'usine de traitement du gaz naturel de Countess; intérêt exclusif dans le compresseur Countess-Leckie et dans quatre précompresseurs.	
Redwater (Alberta)	Intérêts dans des installations de traitement du gaz naturel, comme suit :	
	90 %	Compression, Radway
	50 %	Compression et déshydratation, Redwater 8 et 9
	50 %	Compression et déshydratation, Redwater 13 à 27
Pembina (Alberta)	Intérêts dans des installations de traitement du pétrole et d'injection d'eau des concessions, comme suit :	
	1,26 %	Concession North Pembina Cardium
	7,35 %	Concession Pembina Cardium n° 12
	100 %	Concession Pembina Cardium n° 20
	5,15 %	Concession Pembina Cardium n° 9
	65,78 %	Concession Champlin-Peruvian Cardium
	Intérêts dans des installations de traitement du gaz naturel, comme suit :	
	0,52 %	Pembalta n° 1
	0,66 %	Pembalta n° 2
	1,10 %	Pembalta n° 3
	2,66 %	Pembalta n° 4
	0,10 %	Pembalta n° 5
	1,21 %	Pembalta n° 7
	0,47 %	Pembalta n° 8
Paddle River (Alberta)	Intérêts dans des installations de traitement du gaz naturel, comme suit :	
	11,91 %	Usine de traitement du gaz, Paddle River
	19,25 %	Injection de gaz acide, Paddle River
	15,19 %	Collecte de gaz et compression, Paddle River
	100,00 %	Collecte de gaz et séparateur à l'admission, Greencourt
	10,42 %	Usine de traitement du gaz, Thunder Lake

Note

(1) Les « installations principales » comprennent uniquement les installations de traitement d'importance et les pipelines connexes de la zone désignée.

Réserves de pétrole et de gaz naturel

Le rapport de APF a été dressé par GLJ. APF Energy a fourni au personnel de GLJ des renseignements de base dont des données sur les terrains, des renseignements sur les puits, des renseignements géologiques, des études sur les réservoirs, des estimations relatives aux dates de mise en service, des renseignements contractuels, les prix actuels des hydrocarbures, des données sur les frais d'exploitation, des prévisions budgétaires en matière d'immobilisations, des données financières et les plans d'exploitation futurs. D'autres données techniques, géologiques ou économiques nécessaires à l'évaluation et sur lesquelles le rapport de APF est fondé, sont tirés de documents publics, d'autres exploitants et de dossiers non confidentiels de GLJ.

Les tableaux suivants présentent certains renseignements relatifs aux réserves de pétrole et de gaz naturel de APF Energy et de APF Partnership ainsi que la valeur actualisée des rentrées nettes futures estimatives liées à celles-ci, et sont tirés du rapport de APF. **La valeur actualisée des réserves probables et la quantité de celles-ci ont été réduites de 50 % afin de tenir compte du risque lié à la récupération de ces réserves. On ne devrait pas présumer que la valeur actualisée estimative des revenus de production nets qui figurent dans les tableaux présentés ci-après est représentative de la juste valeur marchande des**

réserves. Les évaluations ne tiennent pas compte de la provision pour impôts sur le revenu ni des frais généraux et administratifs. Il n'est pas certain que les hypothèses relatives aux prix et aux coûts posées dans le cadre des hypothèses de la constance des prix et des coûts et de la hausse des prix et des coûts se vérifieront, et les écarts pourraient être considérables.

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts
(selon l'hypothèse de la hausse des prix)

	Intérêt de APF dans les réserves						Valeur actualisée des rentrées nettes futures avant impôts			
	Pétrole brut (kbrs)		Gaz naturel (Mpi³)		Liquides de gaz naturel (kbrs)		Non actualisée	Actualisée à		
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes		10 %	15 %	20 %
							(en milliers de dollars)	(en milliers de dollars)		
Réserves prouvées										
Réserves productives	14 911	12 977	50 508	41 058	636	471	334 587	207 960	179 552	159 524
Réserves non productives	1 774	1 580	8 930	6 546	132	90	44 700	24 856	19 782	16 189
Total des réserves prouvées	16 685	14 557	59 438	47 604	768	561	379 287	232 816	199 334	175 713
Réserves probables supplémentaires (affectées d'un facteur de risque)	3 075	2 653	8 852	7 135	80	60	67 725	26 630	19 838	15 649
TOTAL	19 760	17 210	68 290	54 739	848	621	447 012	259 446	219 172	191 362

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts
(selon l'hypothèse de la constance des prix)

	Intérêt de APF dans les réserves						Valeur actualisée des rentrées nettes futures avant impôts			
	Pétrole brut (kbrs)		Gaz naturel (Mpi³)		Liquides de gaz naturel (kbrs)		Non actualisée	Actualisée à		
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes		10 %	15 %	20 %
							(en milliers de dollars)	(en milliers de dollars)		
Réserves prouvées										
Réserves productives	15 348	12 983	50 931	41 407	647	477	568 920	332 584	281 710	246 463
Réserves non productives	1 755	1 529	8 997	6 602	133	91	76 172	43 278	35 143	29 370
Total des réserves prouvées	17 103	14 512	59 928	48 009	780	568	645 092	375 862	316 853	275 833
Réserves probables supplémentaires (affectées d'un facteur de risque)	3 155	2 682	8 968	7 235	81	61	111 455	43 831	33 026	26 354
TOTAL	20 258	17 194	68 896	55 244	861	629	756 547	419 693	349 879	302 187

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Le « pétrole brut » est un mélange, constitué principalement de pentanes et d'hydrocarbures plus lourds qui peuvent contenir des composés de soufre, qui est liquide dans les conditions dans lesquelles son volume est mesuré ou estimé, mais qui exclut les liquides résultant du traitement du gaz naturel.

« Gaz naturel » désigne les hydrocarbures plus légers et les substances connexes non constituées d'hydrocarbures qui se trouvent naturellement dans un réservoir souterrain, qui sont essentiellement gazeux dans des conditions atmosphériques, mais qui peuvent contenir des liquides. Les estimations des réserves de gaz naturel qui sont présentées tiennent compte de l'aspect commercialisable des réserves, soit le gaz pouvant être acheminé à une canalisation de transport après le retrait de certains hydrocarbures et de certains composés non constitués d'hydrocarbures présents dans le gaz naturel brut et qui remplit les critères d'utilisation à titre de carburant domestique, commercial ou industriel.

« Liquides de gaz naturel » désigne les composés d'hydrocarbures récupérés du gaz naturel brut sous forme de liquides au moyen d'un traitement dans des usines d'extraction ou récupérés à l'aide de séparateurs, de laveurs ou d'autres installations de collecte. Ces liquides comprennent les composants d'hydrocarbures que sont l'éthane, le propane, les butanes et les pentanes plus ou une combinaison de ceux-ci.

« Réserves brutes » désigne l'intérêt de APF dans les baux, avant déduction des redevances.

« Réserves nettes » désigne la quote-part dans les réserves attribuables aux intérêts économiques directs ou aux droits de redevances, déduction faite des sommes attribuables aux redevances.

« Redevances » désigne les redevances versées à des tiers. Les redevances déduites des réserves sont calculées d'après un pourcentage de redevances obtenu en utilisant le taux ou la formule de redevances applicable. Dans le cas des redevances variables à la Couronne qui dépendent des prix de vente, les prévisions sur les prix de chacune des propriétés en question ont été employées.

« Réserves prouvées » désigne les réserves qu'on estime être récupérables selon la technologie et la conjoncture économique actuelles, si l'hypothèse de la constance des coûts et des prix est posée, et selon la conjoncture économique prévue, si l'hypothèse de la hausse des coûts et des prix est posée, depuis la partie d'un réservoir qu'on peut raisonnablement évaluer comme étant économiquement productive d'après l'analyse des données de forage, de géologie, de géophysique et d'ingénierie, y compris les réserves devant être obtenues au moyen de procédés de récupération assistée dont il est prouvé qu'ils sont rentables économiquement et techniquement à l'égard du réservoir en question.

« Réserves probables » désigne les réserves dont l'analyse des données de forage, de géologie, de géophysique et d'ingénierie ne démontre pas qu'elles sont prouvées, mais dont elle laisse supposer la probabilité de leur existence et de leur récupération future selon la technologie actuelle et la conjoncture économique actuelle ou prévue. *Les réserves probables supplémentaires devant être obtenues par l'application de procédés de récupération assistée sont les quantités qui seront récupérées en* sus de celles estimées dans la catégorie des réserves prouvées qui peuvent être estimées de façon réaliste par rapport au gisement d'après les procédés de récupération assistée dont la mise en application peut raisonnablement être prévue.

« Réserves prouvées productives » désigne les réserves prouvées qui sont effectivement productives et qui pourraient être récupérées à partir de puits et d'installations existants ou, s'il n'y a pas d'installations, qui nécessiteraient un investissement minime par rapport aux rentrées de fonds. Les réserves de gisements à puits multiples en situation de concurrence peuvent être divisées en réserves productives et non productives afin de tenir compte des réserves qui sont attribuées à des puits particuliers et de leur stade de mise en valeur.

« Réserves prouvées non productives » désigne les réserves qui ne sont pas classées dans les réserves productives.

(3) L'hypothèse de la hausse des coûts et des prix suppose le maintien des lois et règlements actuels et l'augmentation des prix de vente tient également compte de l'inflation. Les prévisions suivantes des prix des produits ont été utilisées :

Gaz naturel
En date du 1er janvier 2003

	Prix du gaz provenant de la partie américaine de la côte du golfe du Mexique au Henry Hub				Prix à la sortie de l'usine en Alberta					Prix à la sortie de l'usine en Saskatchewan			Colombie-Britannique			
					Prix du disponible											
Année	En dollars constants de 2003 $ US/MBtu	Au cours alors en vigueur $ US/MBtu	Prix au cours alors en vigueur dans le Midwest à Chicago $ US/MBtu	Prix du disponible au cours alors en vigueur à l'AECO-C $ CA/MBtu	En dollars constants de 2003 $/MBtu	Au cours alors en vigueur $/MBtu	Prix de référence de l'Alberta $/MBtu	Prix du courtier-fournisseur $/MBtu	Alliance $/MBtu	SaskEnergy $/MBtu	Prix du disponible $/MBtu	Prix du disponible à Sumas $ US/MBtu	Prix à la sortie de l'usine de CanWest $/MBtu	Prix du disponible à la sortie de l'usine $/MBtu	Prix du soufre FAB à Vancouver $ US/tf	Prix du soufre à la sortie de l'usine en Alberta $ CA/tf
Exercice 2003 au complet	4,20	4,20	4,30	5,65	5,40	5,40	5,35	5,20	5,00	5,50	5,65	3,80	5,15	5,30	35,00	10,50
2004	3,75	3,80	3,95	5,00	4,75	4,80	4,75	4,65	4,45	4,90	5,00	3,50	4,55	4,80	35,00	9,50
2005	3,50	3,60	3,80	4,70	4,35	4,50	4,50	4,50	4,15	4,65	4,70	3,30	4,50	4,50	35,00	8,50
2006	3,50	3,65	3,90	4,85	4,45	4,65	4,65	4,65	4,25	4,80	4,85	3,45	4,65	4,65	40,00	16,00
2007	3,50	3,70	3,95	4,85	4,35	4,65	4,65	4,65	4,30	4,80	4,85	3,45	4,65	4,65	45,00	22,50
2008	3,50	3,75	4,00	4,85	4,30	4,65	4,65	4,65	4,35	4,80	4,85	3,45	4,65	4,65	46,00	24,00
2009	3,50	3,80	4,05	4,85	4,25	4,65	4,65	4,65	4,45	4,80	4,85	3,45	4,65	4,65	47,00	25,50
2010	3,50	3,90	4,10	4,90	4,20	4,70	4,70	4,70	4,50	4,85	4,90	3,50	4,70	4,70	48,00	27,00
2011	3,50	3,95	4,20	4,95	4,20	4,75	4,75	4,75	4,60	4,90	4,95	3,55	4,75	4,75	49,00	29,00
2012	3,50	4,00	4,25	5,05	4,25	4,85	4,85	4,85	4,70	5,00	5,05	3,60	4,85	4,85	50,00	30,50
2013	3,50	4,05	4,30	5,10	4,20	4,90	4,90	4,90	4,75	5,05	5,10	3,65	4,90	4,90	51,00	32,00
2014+	3,50	+1,5 %/année	+1,5 %/année	+1,5 %/année	4,20	+1,5 %/année				Augmentation de 1,5 % par année					+1,5 %/année	

Notes

a) Sauf indication contraire, le point de référence du prix du gaz correspond au point de réception du gaz sur le réseau de transport du gaz provincial applicable, appelé la sortie de l'usine.

b) Le prix à la sortie de l'usine représente le prix avant les frais de collecte et de traitement du gaz brut.

c) Le prix du disponible désigne le prix moyen pondéré d'un mois.

Pétrole brut
En date du 1er janvier 2003

			Prix du pétrole brut West Texas Intermediate à Cushing, en Oklahoma		Prix du pétrole brut de mélange Brent FAB en Mer du Nord		Prix du pétrole brut léger non corrosif (40° API, 0,3 % de soufre) à Edmonton		Prix du pétrole brut du débit de Bow River à Hardisty		Prix du pétrole brut lourd (12° API) à Hardisty		Prix du pétrole brut moyen (29° API, 2,0 % de soufre) à Cromer		Prix des liquides de gaz naturel en Alberta (en dollars au cours alors en vigueur)			
Année	Inflation %	Cours du change $ US/$ CA	En dollars constants de 2003 $ US/b	Au cours alors en vigueur $ US/b	En dollars constants de 2003 $ US/b	Au cours alors en vigueur $ US/b	En dollars constants de 2003 $ CA/b	Au cours alors en vigueur $ CA/b	En dollars constants de 2003 $ CA/b	Au cours alors en vigueur $ CA/b	En dollars constants de 2003 $ CA/b	Au cours alors en vigueur $ CA/b	En dollars constants de 2003 $ CA/b	Au cours alors en vigueur $ CA/b	Spec Éthane $ CA/b	Propane à Edmonton $ CA/b	Butane à Edmonton $ CA/b	Pentanes plus à Edmonton $ CA/b
Exercice 2003 au complet	1,5	0,650	25.50	25,50	24,00	24,00	38,50	38,50	29,50	29,50	23,50	23,50	33,00	33.00	18,75	24.75	27,25	39,50
2004	1,5	0,660	21,75	22,00	20,25	20,50	32,00	32,50	25,00	25,50	20,00	20,25	28,50	29,00	16,75	19,75	21,50	33,00
2005	1,5	0.670	20,50	21,00	19,00	19,50	29,50	30,50	23,75	24,50	19,00	19,50	26,25	27,00	15,75	19,50	20,50	31,00
2006	1,5	0,670	20,00	21,00	18,75	19,50	29,25	30,50	24,00	25,00	19,25	20,25	26,25	27,50	16,25	19,50	20,50	31,00
2007	1,5	0,680	20,00	21,25	18,50	19,75	28,75	30,50	23,50	25,00	19,00	20,25	26,00	27,50	16,25	19,50	20,50	31,00
2008	1,5	0,680	20,00	21,75	18.75	20,25	28,75	31,00	23,75	25,50	19,25	20,75	26,00	28,00	16,25	19,75	21,00	31,50
2009	1,5	0,680	20.00	22,00	18,75	20.50	28,75	31,50	23,75	26,00	19,50	21,25	26,00	28,50	16,25	20,25	21,50	32,00
2010	1,5	0,680	20,00	22,25	18,75	20,75	28,75	32,00	24,00	26,50	19,50	21,75	26,25	29,00	16,25	20,50	22,00	32,50
2011	1,5	0,680	20,00	22,50	18,75	21,00	28,75	32,50	24,00	27,00	19,75	22,25	26,25	29,50	16,50	20,75	22,50	33,00
2012	1,5	0,680	20,00	23,00	18,75	21,50	28,75	33,00	24,00	27,50	20,00	22,75	26,25	30,00	17,00	21,00	23,00	33,50
2013	1,5	0,680	20,00	23,25	18,75	21,75	28,75	33,50	24,25	28,00	20,00	23,25	26,25	30,50	17,00	21,50	23,50	34,00
2014+	1,5	0,680	20,00	+1,5 %/an.	18,75	+1,5 %/an.	28,75	+1,5 %/an.	24.25	+1,5 %/an.	20,00	+1,5 %/an.	26,25	+1,5 %/an.	Augmentation de 1,5 % par année			

Notes

(4) Les frais d'exploitation et les coûts en capital ont été augmentés à partir des seuils de 2003 au taux de 1,5 % par année dans le cas de l'hypothèse de la hausse des prix et des coûts. Dans le cas de l'hypothèse de la constance des prix, GLJ a estimé les prix des produits de base à 49,29 $ CA le baril de pétrole brut léger non corrosif et à 6,02 $ CA le MBtu de gaz naturel.

(5) Des prévisions économiques ont été faites pour chaque propriété avant impôts.

(6) L'évaluation économique tient compte de la déduction relative au coût du gaz naturel de l'Alberta et de la déduction relative à Jumping Pound sur la tranche non amortie restante du capital, de même que des impôts miniers sur les intérêts de propriétaire franc.

(7) Les crédits d'impôt au titre des redevances accordés dans le cadre du programme CIAR ont été inclus dans l'analyse des propriétés lorsque des puits étaient admissibles au CIAR.

(8) Les frais administratifs des gisements payables par APF ont été inclus dans les prévisions des frais d'exploitation des propriétés. L'analyse qui précède ne tient pas compte des frais administratifs et généraux.

(9) L'analyse qui précède tient compte des estimations relatives à l'abandon des puits, mais pas des estimations relatives à l'abandon des installations et à la remise en état des emplacements.

(10) GLJ a accepté tels quels la portée et le caractère de toutes les données factuelles qui lui ont été fournies. Les calculs des réserves de pétrole brut et de gaz naturel et toutes les projections sur lesquelles le rapport de APF est fondé ont été faits conformément aux pratiques d'évaluation généralement reconnues. Aucune inspection sur le terrain n'a été effectuée.

(11) Dans le rapport de APF, les coûts en capital totaux ont été estimés à 25,1 M$ (non actualisés) aux fins du calcul des revenus nets futurs des réserves établies; de cette somme, 14,5 M$ seront dépensés en 2003 et 10,6 M$ par la suite (si les coûts augmentent).

(12) Environ 100 % des réserves prouvées productives étaient en production à la fin de l'exercice.

Rapprochement des réserves

Le tableau suivant présente le rapprochement des réserves de APF Energy et de APF Partnership, comme il est indiqué dans le rapport de APF, au 1er janvier 2002.

	Gaz naturel (Mpi³)		Pétrole (kb)		LGN (kb)		Total (kbep)	
	Prouvées	Probables	Prouvées	Probables	Prouvées	Probables	Prouvées	Probables
Réserves au 1er janvier 2002	44 140	13 680	11 258	3 523	482	86	19 100	5 882
Forage et mise en valeur	6 940	1 460	1 043	676	6	13	2 200	944
Révisions techniques	3 316	(176)	1 062	(328)	(44)	(6)	1 573	(366)
Acquisitions	15 050	3 200	5 578	2 358	426	72	8 510	2 968
Aliénations	(3 260)	(460)	(320)	(78)	(50)	(7)	(910)	(168)
Production	(6 748)	-	(1 937)	-	(52)	-	(3 114)	-
Réserves au 1er janvier 2003	59 438	17 704	16 684	6 152	768	160	27 359	9 260

Notes

(1) Les volumes équivalents de pétrole sont fondés sur un ratio de conversion du gaz en pétrole de 6:1.

(2) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Données d'exploitation historiques – Huit derniers trimestres

	Trimestre terminé le (non vérifié)							
	31 décembre		30 septembre		30 juin		31 mars	
	2002	2001	2002	2001	2002	2001	2002	2001
Production moyenne (sans tenir compte des redevances)								
Pétrole (b/j)	6 001	4 484	6 160	3 838	4 877	3 265	4 159	1 035
LGN (b/j)	187	144	168	112	109	36	110	110
Gaz (kpi^3/j)	19 776	16 523	18 403	15 351	18 504	15 022	17 242	14 647
Total (bep/j)	9 484	7 382	9 395	6 509	8 070	5 805	7 143	3 586
Prix net moyen (sans tenir compte des opérations de couverture)								
Pétrole ($/b)	37,94	25,11	38,15	33,91	36,05	37,71	28,90	39,49
LGN ($/b)	30,63	15,76	23,22	31,47	23,77	35,32	20,04	49,43
Gaz ($/kpi^3)	4,74	2,70	3,70	3,33	3,79	5,77	3,07	9,71
Moyenne ($/bep)	34,50	21,60	32,08	28,39	30,81	36,36	24,56	52,57
Redevances (en milliers de dollars)	5 437	3 132	5 227	3 099	4 495	3 669	3 548	3 463
Pétrole ($/b)	7,02	5,43	6,88	6,13	6,77	7,07	5,88	6,42
LGN ($/b)	8,91	5,23	7,20	7,35	7,37	10,27	7,60	14,83
Gaz ($/kpi^3)	0,77	0,54	0,72	0,61	0,84	1,12	0,82	2,07
Frais d'exploitation (en milliers de dollars)[1]	5 970	4 299	5 472	3 769	4 563	3 007	3 743	2 011
$/bep	6,89	6,33	6,33	6,29	6,21	5,69	5,82	6,23
Revenu net (en milliers de dollars)	17 972	9 127	15 506	11 448	12 437	12 338	9 651	10 562
$/bep	20,60	13,44	17,94	19,12	16,94	23,36	15,01	32,72
Dépenses (en milliers de dollars)								
Acquisitions (aliénations) de propriétés	22 692	(3 707)	(7 986)	3 828	64 842	98 693	600	-
Mise en valeur[2]	7 583	7 806	5 760	3 521	3 847	3 832	3 789	1 065

Notes

(1) Les frais d'exploitation comprennent tous les frais nécessaires à l'exploitation des puits (à l'exclusion des frais de forage, de conditionnement et d'équipement) aux fins du recouvrement des taxes sur le pétrole, des taxes sur le minerai en propriété franche, des taxes municipales et des impôts fonciers ainsi que des loyers des baux de surface, mais ils ne comprennent pas les frais généraux et administratifs ni les frais de gestion.

(2) Y compris les dépenses engagées à l'égard des installations.

Historique de forage

Le tableau qui suit présente les activités de forage exercées par APF Energy et APF Partnership pendant les périodes indiquées.

	Exercice terminé le 31 décembre					
	2002		2001		2000	
	Bruts[1]	Nets[2]	Bruts[1]	Nets[2]	Bruts[1]	Nets[2]
Pétrole	40	12,0	40	8,9	33	3,2
Gaz naturel	62	33,0	33	31,4	65	14,8
Puits secs	-	-	3	2,0	-	-
Autres[3]	7	1,7	1	0,1	27	0,5
TOTAL	109	46,7	76	42,2	125	18,5

Notes

(1) « Puits bruts » désigne le nombre de puits dans lesquels APF Energy et APF Partnership ont un intérêt.

(2) « Puits nets » désigne le total obtenu en multipliant chaque puits brut par l'intérêt économique direct de APF Energy et de APF Partnership dans celui-ci, exprimé en pourcentage.

(3) Les « autres puits » comprennent les puits d'injection, de refoulement et de service.

Dépenses en immobilisations

Le tableau suivant résume les dépenses en immobilisations engagées par APF Energy et APF Partnership à l'égard des propriétés pendant les périodes indiquées.

	Exercices terminés le 31 décembre		
	2002	2001	2000
Acquisitions de propriétés	90 101 530 $	105 717 382 $	13 248 833 $
Acquisitions de terrains	615 894	239 443	146 522
Relevés sismiques	496 621	207 596	15 292
Forage et conditionnement	15 889 518	12 490 233	3 912 099
Installations de production	3 684 067	3 339 714	1 618 772
Autres	908 480	(52 148)	-
SOMME PARTIELLE	111 696 111	121 942 220	18 941 518
Aliénations (y compris les échanges)	(10 569 331)	(6 903 199)	(12 392 879)
DÉPENSES EN IMMOBILISATIONS NETTES	101 126 780 $	115 039 021 $	6 548 639 $

Puits productifs

Le tableau suivant présente le nombre de puits se trouvant sur les propriétés principales dans lesquels APF Energy et APF Partnership avaient un intérêt au 1er janvier 2003 et dont elles estiment qu'ils pourraient être productifs :

	Puits productifs [1][6]				Puits fermés [2]					
	Gaz		Pétrole		Gaz		Pétrole		Autres [5]	
	Bruts [3]	Nets [4]	Bruts [3]	Nets [4]	Bruts [3]	Nets [4]	Bruts [3]	Nets [4]	Bruts [3]	Nets [4]
Propriétés gazéifères du centre de l'Alberta	133,0	73,5	10,0	8,0	11,0	6,5	-	-	4,0	3,0
Propriétés pétrolifères du centre de l'Alberta	3,0	1,3	84,0	71,2	1,0	0,3	10,0	6,6	13,0	12,6
Sud-est de la Saskatchewan	-	-	414,0	305,1	-	-	30,0	9,4	65,0	47,6
Propriétés gazéifères du sud de l'Alberta	381,0	332,1	-	-	10,0	9,0	-	-	-	-
TOTAL	517,0	406,9	508,0	384,3	22,0	15,8	40,0	16,0	82,0	63,2

Notes

(1) Ces renseignements proviennent d'un rapport interne de APF Energy.
(2) « **Puits fermés** » désigne les puits qui ne sont pas productifs, mais dont APF Energy estime qu'ils pourraient l'être.
(3) « **Puits bruts** » désigne le nombre de puits se trouvant sur les propriétés dans lesquels la Fiducie a un intérêt.
(4) « **Puits nets** » désigne le nombre de puits bruts multiplié par l'intérêt économique direct net de la Fiducie dans ceux-ci.
(5) Les « **autres puits** » comprennent les puits d'injection, de refoulement et de service.
(6) Tous les puits auxquels on a attribué des réserves prouvées non productives se trouvent à une distance économique de réseaux de collecte, de pipelines ou d'autres moyens de transport.

Terrains non forés

APF Energy et APF Partnership ont un intérêt dans des terrains inexploités d'une superficie de 88 907 acres bruts (33 329 acres nets) en Alberta et des terrains inexploités d'une superficie de 7 735 acres bruts (617 acres nets) en Saskatchewan. Aucune valeur n'a été attribuée aux terrains inexploités.

Ententes de commercialisation

Au 1er janvier 2003, la production de APF Energy était constituée d'environ 57 % de gaz naturel et 43 % de pétrole et de LGN. Sauf pour ce qui est de Redwater, où le gaz est principalement vendu sur le marché au comptant ou aux termes de contrats à court terme, le solde de la production de gaz (soit environ 60 %) est vendu à des courtiers-fournisseurs aux termes de contrats à long terme. Les prix prévus sont indiqués ci-dessus à la rubrique intitulée « Réserves de pétrole et de gaz naturel », à la note 3. En 2002, le gaz naturel a été vendu au prix moyen de 3,83 $/kpi^3, compte tenu des opérations de couverture. Le pétrole et les LGN ont été vendus aux termes de contrats à court terme et au comptant, qui ont respectivement donné un prix moyen de 33,66 $/b et de 25,15 $/b, compte tenu des opérations de couverture.

Engagements futurs

APF Energy a conclu les instruments dérivés suivants :

Pétrole brut			
Période	Volume (b/j)	Prix plancher ($ US/b)	Prix plafond ($ US/b)
Tunnel – 1er trimestre de 2003	1 700	24,82	27,85
Swap – 1er trimestre de 2003	1 367	29,83	29,83
Swap – 2e trimestre de 2003	2 833	28,40	28,40
Swap – 3e trimestre de 2003	2 667	27,79	27,79
Swap – 4e trimestre de 2003	1 167	27,54	27,54

Gaz naturel (couvertures en $ CA)			
Période	Volume (kpi^3/j)	Prix plancher ($ CA/kpi^3)	Prix plafond ($ CA/kpi^3)
Tunnel – 1er trimestre de 2003	1 896	4,22	8,23
Swap – 2e trimestre de 2003	4 741	7,09	7,09
Swap – 3e trimestre de 2003	4 741	7,09	7,09
Swap – 4e trimestre de 2003	4 741	7,09	7,09
Swap – 2003	948	6,12	6,12

Gaz naturel (couvertures en $ US)			
Période	Volume (MBtu)	Prix plancher ($ US/MBtu)	Prix plafond ($ US/MBtu)
Swap – 2e trimestre de 2003	1 000	5,06	5,06
Swap – 3e trimestre de 2003	1 000	5,06	5,06
Swap – 4e trimestre de 2003	337	5,06	5,06

Événements importants annoncés avant la fin de l'exercice

Acquisition de Hawk Oil Inc.

Le 5 février 2002, APF Energy a réalisé l'acquisition de la totalité des actions ordinaires émises et en circulation de Hawk Oil Inc. (« Hawk ») en contrepartie d'une somme en espèces de 2 856 000 $ et de l'émission de 3 990 474 parts de fiducie. APF Energy a également pris en charge une tranche d'environ 8,5 M$ de la dette de Hawk. APF Energy et Hawk ont été fusionnées en date du 7 février 2003. L'acquisition a ajouté à la production environ 2 700 bep/j, soit 9,3 Mpi^3/j de gaz naturel et 1 150 b/j de pétrole et de LGN.

Propriétés productives principales de Hawk

Le texte qui suit décrit, par zones, les propriétés pétrolifères et gazéifères productives principales acquises par APF Energy dans le cadre de l'acquisition de Hawk. Environ 100 % de la production et des réserves sont désormais exploitées par APF Energy. GLJ a évalué la participation de Hawk dans ces propriétés en date du 1er octobre 2002 dans un rapport daté du 30 octobre 2002 (le

« rapport sur les réserves de Hawk »). Ce rapport a été mis à jour mécanographiquement par GLJ au 1er janvier 2003. **Le rapport sur les réserves de Hawk ne tient pas compte des travaux de mise en valeur ou d'optimisation des propriétés acquises de Hawk exécutés depuis le 1er octobre 2002, mais la production prévue de ces propriétés depuis cette date a été déduite aux fins du calcul des données sur les réserves. Toutes les données sur les réserves présentées dans la présente rubrique sont tirées du rapport sur les réserves de Hawk. Il y a lieu de se reporter au rapport sur les réserves de Hawk ainsi qu'aux hypothèses et aux autres critères d'évaluation dont il est question à la rubrique intitulée « Réserves de pétrole et de gaz naturel consolidées de Hawk et de APF » ci-après, qui combine les réserves de pétrole et de gaz naturel et les rentrées nettes avant impôts du rapport de APF et du rapport sur les réserves de Hawk.**

Saskatchewan

APF Energy exploite les quatre propriétés suivantes, situées près de Lloydminster, en Saskatchewan, à raison d'intérêts économiques directs élevés. Ces propriétés produisent du pétrole et du gaz naturel provenant de la section Mannville. Le pétrole produit est traité par l'intermédiaire d'installations autonomes situées à l'emplacement de chaque puits. La production de gaz est traitée à forfait aux installations de tiers. Ces propriétés comptent pour 56 % de la production acquise de Hawk.

Epping (Saskatchewan)

APF Energy est propriétaire d'un intérêt économique direct moyen de 98 % dans 24 puits de pétrole productifs situés à Epping. Les puits produisent à partir des formations McLaren, Sparky, General Petroleum et Cummings. La densité du pétrole varie de 13 à 18° API, selon la zone productive. Plusieurs des puits recèlent des possibilités de production à partir de deux zones. Les possibilités de mise en valeur comprennent la réduction à 20 acres de l'espacement entre les puits et le jumelage de puits afin d'accéder aux réserves se trouvant derrière le tubage. APF en tire actuellement une production nette de 400 b/j.

Lloydminster Gas (Saskatchewan)

APF Energy exploite cinq puits de gaz productifs dans le gisement Lloydminster. L'intérêt économique direct de APF Energy dans ces puits est de 100 %. Ces puits produisent à partir des formations Colony, Lloyd, Sparky, Cummings, Waseca et McLaren. La production est traitée à forfait à diverses installations situées dans la zone. APF en tire actuellement une production nette de 2 Mpi^3/j.

Mervin (Saskatchewan)

APF Energy est propriétaire d'un intérêt économique direct de 100 % dans 12 puits de pétrole productifs situés à Mervin. La production actuelle est de 550 b/j de pétrole à 12° API provenant des formations Waseca et Sparky. La production de la plupart des puits provient actuellement de la formation Waseca, plusieurs de ces puits recelant des possibilités de production à partir de deux zones. Il existe des possibilités d'accroître la production en réduisant de 40 à 20 acres l'espacement entre les puits et en forant des puits en vue de produire à partir de la zone Sparky.

South Epping (Saskatchewan)

APF Energy est propriétaire d'un intérêt économique direct de 100 % dans quatre puits de pétrole productifs situés à South Epping. Trois puits ont été forés en décembre 2002 d'après des anomalies sismiques. La production actuelle est de 265 b/j de pétrole à 17° API provenant de la formation Sparky. Il existe des possibilités de mise en valeur grâce à une meilleure délimitation du gisement et à la réduction à 20 acres de l'espacement entre les puits. Cette zone présente également des possibilités de production de pétrole à partir de la formation General Petroleum.

Propriétés principales de l'Alberta

APF Energy exploite les deux propriétés gazéifères suivantes situées à l'est d'Edmonton, en Alberta, à raison d'un intérêt économique direct élevé. Ces propriétés produisent du gaz provenant de la zone Mannville. La production est traitée à forfait aux installations de tiers. Ces deux propriétés comptent pour 39 % de la production acquise de Hawk.

Holmberg (Alberta)

APF Energy exploite, à raison d'un intérêt économique direct de 100 %, quatre puits de gaz situés à Holmberg. La production provient de la zone Ostracod et est traitée à l'usine à gaz Forestburg de Signalta. La production actuelle est de 1,5 Mpi^3/j.

Vermillion (Alberta)

APF a un intérêt économique direct moyen de 64 % dans 15 puits de gaz productifs situés dans la zone Vermillion. La production provient des formations Colony, Wabiskaw et Waseca à un taux actuel de 5 Mpi^3/j nets pour APF Energy. Tout le gaz est traité aux installations de tiers.

Sommaire des propriétés principales de Hawk

Le tableau suivant est un sommaire des propriétés principales acquises par l'intermédiaire de Hawk au 1er janvier 2003.

Propriétés principales de Hawk	Intérêt économique direct moyen (en pourcentage)	Exploitant(s) du gisement	Réserves établies de Hawk[1] (kbep)	Nombre de puits bruts (productifs)[2]	Nombre de puits nets (productifs)[3]
Saskatchewan					
Epping	98	APF Energy	2 577	30(25)	29(25)
Lloydminster Gas	100	APF Energy	700	5(5)	5(5)
Mervin	100	APF Energy	1 875	16(13)	16(13)
South Epping	100	APF Energy	107	4(4)	4(4)
			5 259	55(47)	54(47)
Alberta					
Holmberg	100	APF Energy	72	4(4)	4(4)
Vermillion	64	APF Energy	1 208	19(14)	12(9)
Autres	100	APF Energy	265	4(4)	4(4)
			1 545	27(22)	20(17)
TOTAL			6 804	82(69)	74(64)

Notes

(1) Les réserves établies désignent les réserves prouvées et les réserves probables affectées d'un facteur de risque.
(2) Les chiffres présentés entre parenthèses dans les colonnes indiquent le nombre de puits productifs.
(3) Le nombre de puits nets productifs est le nombre de puits bruts productifs multiplié par l'intérêt économique direct de APF dans ceux-ci.

Historique de production

Le tableau suivant résume, pour les périodes indiquées, la production de pétrole, de condensat et de gaz naturel attribuable à l'intérêt économique direct de Hawk qui est tirée des propriétés acquises de Hawk.

	Exercice terminé le 31 décembre		
	2002	2001	2000
Pétrole et LGN (b)	291 943	283 240	135 780
Production quotidienne moyenne (b/j)	800	776	372
Gaz naturel (kpi^3)	2 799 808	1 728 275	1 102 300
Production quotidienne moyenne (kpi^3/j)	7 671	4 735	3 020
Total des substances pétrolières (bep)	758 578	571 286	319 497
Production quotidienne moyenne (bep/j)	2 078	1 565	875

Production estimative

Le tableau suivant résume, pour les périodes indiquées, la production future estimative de pétrole, de condensat et de gaz naturel attribuable à l'intérêt économique direct, d'après les réserves prouvées totales, selon le rapport sur les réserves de Hawk.

	Exercice se terminant le 31 décembre		
	2003	2004	2005
Pétrole et LGN (b)	633 000	582 000	438 000
Production quotidienne moyenne (b/j)	1 738	1 597	1 200

	Exercice se terminant le 31 décembre		
	2003	2004	2005
Gaz naturel (kpi³)	3 121 000	2 162 000	1 578 000
Production quotidienne moyenne (kpi³/j)	8 551	5 924	4 324
Total des substances pétrolières (bep)	1 155 000	943 000	701 000
Production quotidienne moyenne (bep/j)	3 163	2 584	1 921

Notes

(1) Les chiffres relatifs à la production présentés ci-dessus ont trait à la participation de Hawk (désormais APF Energy). La production tirée des propriétés acquises est présentée à compter de la date de l'acquisition et la production tirée des propriétés aliénées est présentée uniquement jusqu'à la date de l'aliénation.

(2) Le rapport sur les réserves de Hawk estime la production des années futures, selon les réserves prouvées, comme il est indiqué ci-dessus. La production future estimative ne correspond pas nécessairement aux quantités réelles. GLJ s'est fiée aux renseignements fournis par Hawk (désormais APF Energy). Les estimations à long terme sont moins fiables que les estimations à court terme.

Puits productifs

Le tableau suivant présente le nombre de puits situés sur les propriétés principales de Hawk dans lesquels celle-ci avait une participation au 1er janvier 2003 et que APF Energy considère comme capables d'être productifs :

	Puits productifs(1)(6)				Puits fermés(1)(2)				Autres puits(1)(5)	
	Pétrole		Gaz		Pétrole		Gaz			
	Bruts(3)	Nets(4)	Bruts(3)	Nets(4)	Bruts(3)	Nets(4)	Bruts(3)	Nets(4)	Bruts(3)	Nets(4)
TOTAL	42	42	27	22	8	7	5	3	0	0

Notes

(1) D'après des renseignements tirés du rapport sur les réserves de Hawk.
(2) « Puits fermés » désigne les puits qui ne sont pas productifs, mais que APF Energy considère comme capables de l'être.
(3) « Puits bruts » désigne le nombre de puits des propriétés dans lesquels APF Energy a un intérêt.
(4) « Puits nets » désigne le nombre de puits bruts multiplié par l'intérêt économique direct net de APF Energy dans ceux-ci.
(5) Les « autres puits » comprennent les puits d'injection, de refoulement et de service.
(6) Tous les puits auxquels on a attribué des réserves prouvées non productives se trouvent à une distance économique de réseaux de collecte, de pipelines et d'autres moyens de transport.

Terrains non forés

Les terrains inexploités liés aux propriétés de Hawk s'établissent comme suit : 3 776 acres bruts (3 776 acres nets) en Saskatchewan et 36 804 acres bruts (33 498 acres nets) en Alberta.

Réserves de pétrole et de gaz naturel consolidés de Hawk et de APF Energy

Le tableau suivant présente la consolidation des données tirées du rapport de APF et du rapport sur les réserves de Hawk et indique les réserves de pétrole et de gaz naturel consolidées de APF après l'acquisition de Hawk. **La valeur actualisée et la quantité des réserves probables a été réduite de 50 % afin de tenir compte du risque lié à la récupération de ces réserves. On ne devrait pas présumer que la valeur actualisée estimative des revenus de production nets qui figure dans les tableaux présentés ci-après est représentative de la juste valeur marchande des réserves. Les évaluations ne tiennent pas compte de la provision pour impôts sur le revenu ni des frais généraux et administratifs. Il n'est pas certain que les hypothèses relatives aux prix et aux coûts posées dans le cadre des hypothèses de la constance des prix et des coûts et de la hausse des prix et des coûts se vérifieront, et les écarts pourraient être considérables.**

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts
(selon l'hypothèse de la hausse des prix)

	Intérêt de APF et de Hawk dans les réserves						Valeur actualisée des rentrées nettes futures avant impôts			
	Pétrole brut (kbrs)		Gaz naturel (Mpi³)		Liquides de gaz naturel (kbrs)		Non actualisée	Actualisée à		
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes		10 %	15 %	20 %
							(en milliers de dollars)	(en milliers de dollars)		
Réserves prouvées										
Réserves productives	16 421	14 357	57 655	47 036	639	473	372 766	238 617	207 625	185 505
Réserves non productives	3 886	3 580	12 640	9 243	132	91	76 780	45 595	37 467	31 655
Total des réserves prouvées	20 307	17 937	70 295	56 279	771	564	449 546	284 212	245 092	217 160
Réserves probables supplémentaires (affectées d'un facteur de risque)										
TOTAL	4 012	3 519	11 447	9 175	79	58	84 915	36 205	27 482	21 954
	24 319	21 456	81 742	65 454	850	622	534 461	320 417	272 574	239 114

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts
(selon l'hypothèse de la constance des prix)

	Intérêt de APF et de Hawk dans les réserves						Valeur actualisée des rentrées nettes futures avant impôts			
	Pétrole brut (kbrs)		Gaz naturel (Mpi³)		Liquides de gaz naturel (kbrs)		Non actualisée	Actualisée à		
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes		10 %	15 %	20 %
							(en milliers de dollars)	(en milliers de dollars)		
Réserves prouvées										
Réserves productives	17 032	14 495	58 056	47 366	649	479	632 223	381 076	325 413	286 387
Réserves non productives	3 992	3 627	12 690	9 271	133	91	138 214	82 789	68 630	58 497
Total des réserves prouvées	21 024	18 122	70 746	56 637	782	570	770 437	463 865	394 043	344 884
Réserves probables supplémentaires (affectées d'un facteur de risque)										
TOTAL	4 130	3 566	11 568	9 272	82	62	142 285	60 885	46 628	37 569
	25 154	21 688	82 314	65 909	864	632	912 722	524 750	440 671	382 453

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Le « pétrole brut » est un mélange, constitué principalement de pentanes et d'hydrocarbures plus lourds qui peuvent contenir des composés de soufre, qui est liquide dans les conditions dans lesquelles son volume est mesuré ou estimé, mais qui exclut les liquides résultant du traitement du gaz naturel.

« Gaz naturel » désigne les hydrocarbures plus légers et les substances connexes non constituées d'hydrocarbures qui se trouvent naturellement dans un réservoir souterrain, qui sont essentiellement gazeux dans des conditions atmosphériques, mais qui peuvent contenir des liquides. Les estimations des réserves de gaz naturel qui sont présentées tiennent compte de l'aspect commercialisable des réserves, soit le gaz pouvant être acheminé à une canalisation de transport après le retrait de certains hydrocarbures et de certains composés non constitués d'hydrocarbures présents dans le gaz naturel brut et qui remplit les critères d'utilisation à titre de carburant domestique, commercial ou industriel.

« Liquides de gaz naturel » désigne les composés d'hydrocarbures récupérés du gaz naturel brut sous forme de liquides au moyen d'un traitement dans des usines d'extraction ou récupérés à l'aide de séparateurs, de laveurs ou d'autres installations de collecte. Ces liquides comprennent les composants d'hydrocarbures que sont l'éthane, le propane, les butanes et les pentanes plus ou une combinaison de ceux-ci.

« Réserves brutes » désigne l'intérêt de APF et de Hawk dans les baux, avant déduction des redevances.

« Réserves nettes » désigne la quote-part totale dans les réserves attribuable aux intérêts économiques directs ou aux droits de redevance de APF et de Hawk, déduction faite des sommes attribuables aux redevances appartenant à des tiers.

« Redevances » désigne les redevances versées à des tiers. Les redevances déduites des réserves sont calculées d'après un pourcentage de redevances obtenu en utilisant le taux ou la formule de redevances applicable. Dans le cas des redevances variables à la Couronne qui dépendent des prix de vente, les prévisions sur les prix de chacune des propriétés en question ont été employées.

« Réserves prouvées » désigne les réserves qu'on estime récupérables selon la technologie et la conjoncture économique actuelles, dans le cas de l'hypothèse de la constance des coûts et des prix, et selon la conjoncture économique prévue, dans le cas de l'hypothèse de la hausse des coûts et des prix, depuis la partie d'un réservoir qu'on peut raisonnablement évaluer comme étant économiquement productive d'après l'analyse des données de forage, de géologie, de géophysique et d'ingénierie, y compris les réserves devant être obtenues au moyen de procédés de récupération assistée dont il est prouvé qu'ils sont rentables économiquement et techniquement à l'égard du réservoir en question.

« Réserves probables » désigne les réserves dont l'analyse des données de forage, de géologie, de géophysique et d'ingénierie ne démontrent qu'elles sont prouvées, mais dont elle laisse supposer l'existence et la récupération future selon les techniques actuelles et la conjoncture économique existante ou prévue. Les réserves probables supplémentaires qui seront obtenues par l'application de procédés de récupération assistée représentent les quantités qui seront récupérées en sus de celles estimées dans la catégorie des réserves prouvées et qu'il est possible d'évaluer de façon réaliste quant au gisement d'après les procédés de récupération assistée dont l'application peut raisonnablement être prévue.

« Réserves prouvées productives » désigne les réserves prouvées qui sont effectivement productives et qui pourraient être récupérées à partir de puits et d'installations existants ou, s'il n'y a pas d'installations, qui nécessiteraient un investissement minime par rapport aux rentrées de fonds. Les réserves de gisements à puits multiples en situation de concurrence peuvent être divisées en réserves productives et non productives afin de tenir compte des réserves qui sont attribuées à des puits particuliers et de leur stade de mise en valeur.

« Réserves prouvées non productives » désigne les réserves qui ne sont pas classées dans les réserves productives.

(3) L'hypothèse de la hausse des coûts et des prix suppose le maintien des lois et des règlements actuels et l'augmentation des prix de vente tient également compte de l'inflation. Les prévisions suivantes des prix des produits ont été utilisées :

Gaz naturel
En date du 1er janvier 2003

	Prix du gaz provenant de la partie américaine de la côte du golfe du Mexique au Henry Hub				Prix à la sortie de l'usine en Alberta					Prix à la sortie de l'usine en Saskatchewan			Colombie-Britannique			
					Prix du disponible											
Année	En dollars constants de 2003 $ US/MBtu	Au cours alors en vigueur $ US/MBtu	Prix au cours alors en vigueur dans le Midwest à Chicago $ US/MBtu	Prix du disponible au cours alors en vigueur à l'AECO-C $ CA/MBtu	En dollars constants de 2003 $/MBtu	Au cours alors en vigueur $/MBtu	Prix de référence de l'Alberta $/MBtu	Prix du courtier-fournisseur $/MBtu	Alliance $/MBtu	SaskEnergy $/MBtu	Prix du disponible $/MBtu	Prix du disponible à Sumas $ US/MBtu	Prix à la sortie de l'usine de CanWest $/MBtu	Prix du disponible à la sortie de l'usine $/MBtu	Prix du soufre FAB à Vancouver $ US/tf	Prix du soufre à la sortie de l'usine en Alberta $ CA/tf
Exercice 2003 au complet	4,20	4,20	4,30	5,65	5,40	5,40	5,35	5,20	5,00	5,50	5,65	3,80	5,15	5,30	35,00	10,50
2004	3,75	3,80	3,95	5,00	4,75	4,80	4,75	4,65	4,45	4,90	5,00	3,50	4,55	4,80	35,00	9,50
2005	3,50	3,60	3,80	4,70	4,35	4,50	4,50	4,50	4,15	4,65	4,70	3,30	4,50	4,50	35,00	8,50
2006	3,50	3,65	3,90	4,85	4,45	4,65	4,65	4,65	4,25	4,80	4,85	3,45	4,65	4,65	40,00	16,00
2007	3,50	3,70	3,95	4,85	4,35	4,65	4,65	4,65	4,30	4,80	4,85	3,45	4,65	4,65	45,00	22,50
2008	3,50	3,75	4,00	4,85	4,30	4,65	4,65	4,65	4,35	4,80	4,85	3,45	4,65	4,65	46,00	24,00
2009	3,50	3,80	4,05	4,85	4,25	4,65	4,65	4,65	4,45	4,80	4,85	3,45	4,65	4,65	47,00	25,50
2010	3,50	3,90	4,10	4,90	4,20	4,70	4,70	4,70	4,50	4,85	4,90	3,50	4,70	4,70	48,00	27,00
2011	3,50	3,95	4,20	4,95	4,20	4,75	4,75	4,75	4,60	4,90	4,95	3,55	4,75	4,75	49,00	29,00
2012	3,50	4,00	4,25	5,05	4,25	4,85	4,85	4,85	4,70	5,00	5,05	3,60	4,85	4,85	50,00	30,50
2013	3,50	4,05	4,30	5,10	4,20	4,90	4,90	4,90	4,75	5,05	5,10	3,65	4,90	4,90	51,00	32,00
2014+	3,50	+1,5 %/année	+1,5 %/année	+1,5 %/année	4,20	+1,5 %/année					Augmentation de 1,5 % par année				+1,5 %/année	

Notes

a) Sauf indication contraire, le point de référence du prix du gaz correspond au point de réception du gaz sur le réseau de transport du gaz provincial applicable, appelé la sortie de l'usine.

b) Le prix à la sortie de l'usine représente le prix avant les frais de collecte et de traitement du gaz brut.

c) Le prix du disponible désigne le prix moyen pondéré d'un mois.

Pétrole brut
En date du 1er janvier 2003

Année	Inflation %	Cours du change $ US/$ CA	Prix du pétrole brut West Texas Intermediate à Cushing, en Oklahoma — En dollars constants de 2003 $ US/b	Au cours alors en vigueur $ US/b	Prix du pétrole brut de mélange Brent FAB en Mer du Nord — En dollars constants de 2003 $ US/b	Au cours alors en vigueur $ US/b	Prix du pétrole brut léger non corrosif (40° API, 0,3 % de soufre) à Edmonton — En dollars constants de 2003 $ CA/b	Au cours alors en vigueur $ CA/b	Prix du pétrole brut du débit de Bow River à Hardisty — En dollars constants de 2003 $ CA/b	Au cours alors en vigueur $ CA/b	Prix du pétrole brut lourd (12° API) à Hardisty — En dollars constants de 2003 $ CA/b	Au cours alors en vigueur $ CA/b	Prix du pétrole brut moyen (29° API, 2,0 % de soufre) à Cromer — En dollars constants de 2003 $ CA/b	Au cours alors en vigueur $ CA/b	Prix des liquides de gaz naturel en Alberta (en dollars au cours alors en vigueur) — Spec Éthane $ CA/b	Propane à Edmonton $ CA/b	Butane à Edmonton $ CA/b	Pentanes plus à Edmonton $ CA/b
Exercice 2003 au complet	1,5	0,650	25,50	25.50	24,00	24,00	38,50	38,50	29,50	29,50	23,50	23.50	33.00	33,00	18,75	24,75	27,25	39,50
2004	1,5	0,660	21,75	22,00	20,25	20,50	32.00	32,50	25,00	25,50	20,00	20,25	28,50	29,00	16,75	19,75	21,50	33,00
2005	1,5	0,670	20,50	21,00	19,00	19,50	29,50	30,50	23,75	24,50	19,00	19,50	26,25	27,00	15,75	19,50	20.50	31,00
2006	1,5	0,670	20,00	21.00	18,75	19,50	29,25	30,50	24,00	25.00	19,25	20,25	26,25	27,50	16,25	19,50	20,50	31,00
2007	1,5	0,680	20,00	21.25	18,50	19,75	28,75	30,50	23,50	25,00	19,00	20,25	26,00	27,50	16,25	19,50	20,50	31.00
2008	1,5	0,680	20,00	21.75	18.75	20,25	28,75	31,00	23,75	25,50	19,25	20,75	26,00	28,00	16,25	19,75	21,00	31,50
2009	1,5	0,680	20,00	22.00	18,75	20,50	28,75	31.50	23,75	26,00	19,50	21,25	26,00	28,50	16,25	20,25	21,50	32,00
2010	1,5	0,680	20,00	22,25	18,75	20,75	28.75	32.00	24,00	26.50	19,50	21,75	26.25	29,00	16,25	20,50	22,00	32,50
2011	1,5	0,680	20,00	22,50	18,75	21,00	28,75	32,50	24,00	27,00	19,75	22,25	26,25	29,50	16,50	20,75	22,50	33,00
2012	1,5	0,680	20,00	23,00	18,75	21,50	28,75	33,00	24,00	27,50	20,00	22,75	26.25	30,00	17,00	21,00	23.00	33.50
2013	1,5	0,680	20,00	23,25	18,75	21,75	28.75	33,50	24,25	28,00	20,00	23,25	26,25	30,50	17,00	21,50	23,50	34,00
2014+	1,5	0,680	20.00	+1,5 %/an.	18,75	+1,5 %/an.	28,75	+1,5 %/an.	24,25	+1,5 %/an.	20,00	+1,5 %/an.	26,25	+1,5 %/an.	Augmentation de 1,5 % par année			

Notes

(4) Les frais d'exploitation et les coûts en capital ont été augmentés à partir des seuils de 2003 au taux de 1,5 % par année dans le cas de l'hypothèse de la hausse des prix et des coûts. Dans le cas de l'hypothèse de la constance des prix, GLJ a estimé les prix des produits de base à 49,29 $ CA le baril de pétrole brut léger non corrosif et à 6,02 $ CA le MBtu de gaz naturel.

(5) Des prévisions économiques ont été faites pour chaque propriété avant impôts.

(6) L'évaluation économique tient compte de la déduction relative au coût du gaz naturel de l'Alberta et de la déduction relative à Jumping Pound sur la tranche non amortie restante du capital, de même que des impôts miniers sur les intérêts de propriétaire franc.

(7) Les crédits d'impôt au titre des redevances accordés dans le cadre du programme CIAR ont été inclus dans l'analyse des propriétés lorsque des puits étaient admissibles au CIAR.

(8) Les frais administratifs des gisements payables par APF et Hawk ont été inclus dans les prévisions des frais d'exploitation des propriétés. L'analyse qui précède ne tient pas compte des frais administratifs et généraux.

(9) L'analyse qui précède tient compte des estimations relatives à l'abandon des puits, mais pas des estimations relatives à l'abandon des installations et à la remise en état des emplacements.

(10) GLJ a accepté tels quels la portée et le caractère de toutes les données factuelles qui lui ont été fournies. Les calculs des réserves de pétrole brut et de gaz naturel et toutes les projections sur lesquelles le rapport de APF et le rapport sur les réserves de Hawk sont fondés ont été faits conformément aux pratiques d'évaluation généralement reconnues. Aucune inspection sur le terrain n'a été effectuée.

(11) Dans le rapport de APF et le rapport sur les réserves de Hawk (consolidés), les coûts en capital totaux ont été estimés à 31,3 M$ (non actualisés) aux fins du calcul des revenus nets futurs provenant des réserves établies; de cette somme, 18,3 M$ seront dépensés en 2002 et 13,0 M$ par la suite (si les coûts augmentent).

(12) Environ 100 % des réserves prouvées productives étaient en production à la fin de l'année.

MODIFICATION DES FACILITÉS DE CRÉDIT

APF Energy a conclu une convention de crédit datée du 19 juillet 2001, modifiée en date du 31 juillet 2001, du 13 mars 2002, du 30 mai 2002, du 31 décembre 2002 et du 5 février 2003, avec un consortium d'institutions financières canadiennes. Le montant des avances pouvant être consenti aux termes de la facilité de crédit totalise 130 M$, composés d'une facilité de crédit renouvelable au gré des prêteurs consentie pour 364 jours, le capital non remboursé pouvant être converti en prêt à terme d'un an dans certaines circonstances. Au moment d'une telle conversion, la tranche inutilisée de la facilité, le cas échéant, sera annulée. Les prélèvements sur la facilité de crédit peuvent se faire comme suit : (i) prêts en dollars canadiens en multiples de 250 000 $ portant intérêt au taux préférentiel de la banque, plus la marge applicable allant de 0,125 % à 1,625 %; (ii) acceptations bancaires d'un montant minimal global de 1 000 000 $ assorties de frais établis en fonction de la marge applicable allant de 1,125 % à 2,0 %; (iii) prêts en dollars américains d'un capital minimal de 500 000 $ US portant intérêt au taux de base américain, plus la marge applicable allant de 0,125 % à 1,625 %; (iv) prêts au TIOL d'un capital minimal de 500 000 $ US portant intérêt au TIOL, plus la marge applicable allant de 1,125 % à 2,0 %; (v) lettres de crédit et lettres de garantie d'un montant correspondant au moins à 500 000 $, assorties de frais allant de 1,125 % à 2,0 %. La « marge applicable » est fondée sur une échelle mobile liée au ratio entre la dette et les rentrées de fonds de APF Energy. Le montant qui peut être prélevé sur la facilité de crédit est limité à la base d'emprunt établie par les prêteurs. La facilité de crédit est garantie par une débenture remboursable sur demande d'un capital de 175 000 000 $ assortie d'une charge fixe de premier rang grevant les propriétés pétrolifères et gazéifères de APF Energy et d'une charge flottante grevant l'ensemble des autres biens de APF Energy et par une cession générale des créances de APF Energy inscrites dans toutes les provinces où celle-ci exerce des activités. La facilité de crédit est également garantie par une garantie illimitée de APF Partnership, commandité de APF Energy, de la Fiducie et de APF Acquisition Trust, ainsi que par une débenture remboursable sur demande d'un capital de 175 000 000 $ assortie de charges fixes et flottantes, par une cession générale des créances de APF Partnership et de son commandité et par un nantissement de toutes les parts de société en commandite de APF Partnership détenues par APF Acquisition Trust. En outre, toutes les sommes dues par APF Energy et APF Partnership à la Fiducie et à APF Acquisition Trust (y compris la redevance) sont subordonnées aux sommes exigibles aux termes de la facilité de crédit.

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

La Fiducie n'a ni administrateur ni membre de la direction. Le tableau qui suit présente le nom, le lieu de résidence, le poste et l'occupation principale de chacun des administrateurs et des membres de la direction de APF Energy au 31 décembre 2002. Les administrateurs de APF Energy sont élus chaque année pour un mandat d'un an.

Nom et lieu de résidence	Poste occupé au sein de APF Energy	Occupation principale
Donald Engle, agent foncier professionnel[(1)(2)] Calgary (Alberta)	Administrateur depuis le 1er décembre 2000 et président du conseil	Président de Sapphire Resources Ltd., société de consultation du secteur pétrolier et gazier
William Kenneth Dickson[(1)] Calgary (Alberta)	Administrateur depuis le 3 juin 1997	Administrateur de Dickson Resources Inc., société pétrolière et gazière
Daniel Mercier[(2)] Okotoks (Alberta)	Administrateur depuis le 1er octobre 1996	Vice-président, Exploitation de SOCO International plc, société d'exploration pétrolière et gazière internationale
Martin Hislop, C.A.[(1)] Calgary (Alberta)	Administrateur depuis le 8 décembre 1995 et chef de la direction	Chef de la direction de APF Energy
Steven G. Cloutier, B.A., LL.B.[(2)] Calgary (Alberta)	Administrateur depuis le 8 décembre 1995, président, chef de l'exploitation, secrétaire et trésorier	Président et chef de l'exploitation de APF Energy
Bonnie Nicol, ing. Calgary (Alberta)	Vice-présidente, Exploitation	Vice-présidente, Exploitation de APF Energy
R. Kenneth Pretty Calgary (Alberta)	Vice-président, Expansion des affaires et terrains	Vice-président, Expansion des affaires et terrains de APF Energy
Alan MacDonald, C.A. Calgary (Alberta)	Vice-président, Finances	Vice-président, Finances de APF Energy

Le membre de la direction suivant a été nommé en date du 6 janvier 2003 :

John Ewing Calgary (Alberta)	Vice-président, Sciences de la terre	Vice-président, Sciences de la terre de APF Energy

Notes

(1) Membre du comité de vérification.
(2) Membre du comité de rémunération. À l'heure actuelle, l'ensemble du conseil siège à titre de comité des réserves.

Chacun des administrateurs et des membres de la direction susmentionnés a exercé la même occupation principale au cours des cinq dernières années, sauf pour ce qui suit.

M. Engle est agent foncier professionnel et il est président de Sapphire Ressources Ltd., société de consultation fermée dans les domaines pétrolier et gazier, depuis 1975. De 1996 à mai 2000, M. Engle était également président de Grey Wolf Exploration Inc., société pétrolière et gazière inscrite à la Bourse de Toronto. Il siège également au conseil de CanScot Resources Ltd.

M. Dickson est consultant et donne des conseils en matière d'exploitation pétrolière à des sociétés de services pétroliers et gaziers depuis 1989, quand il a pris sa retraite comme vice-président, Production de Ultramar Oil and Gas Canada Ltd. Au cours de cette période, il a également siégé au conseil de Dickson Resources Inc., société pétrolière et gazière, et de Arlyn Enterprises Ltd., qui fournit des lubrifiants aux commerces et aux particuliers. De novembre 1995 à janvier 1997, il a été vice-président de 3-D Reclamation Inc., société qui s'occupe de l'abandon et de la remise en état de puits de pétrole et de gaz.

M. Mercier est vice-président, Exploitation de SOCO International plc (« SOCO »), poste qu'il a accepté en septembre 1998. Auparavant, il était président du conseil, chef de la direction et administrateur de Territorial Ressources, Inc., société d'exploration pétrolière et gazière internationale du Colorado qui a fusionné avec SOCO le 8 septembre 1998. SOCO est une société inscrite en bourse du Royaume-Uni, qui se consacre à l'exploration et à la production de pétrole et de gaz naturel à l'échelle internationale.

Martin Hislop exerce la même occupation principale auprès de APF Energy et de ses sociétés devancières depuis septembre 1994 et est devenu membre de la direction de APF Energy en décembre 1995. De 1986 à juillet 1994, M. Hislop a été président et chef de la direction de Lakewood Energy Inc. et de sa société devancière, Lakewood Capital Group Inc.

Steven Cloutier exerce la même occupation principale auprès de APF Energy et de ses sociétés devancières depuis septembre 1994 et est devenu membre de la direction de APF Energy en décembre 1995. De 1991 à octobre 1994, M. Cloutier exerçait le droit dans le secteur privé.

Mme Nicol s'est jointe à APF Energy en janvier 1998. De février 1997 à janvier 1998, elle a été directrice, Saskatchewan et division Provost au sein de Northstar Energy Corporation. D'août 1995 à janvier 1997, elle a été ingénieure principale chargée de l'exploration au sein de Northstar. De 1993 à 1995, elle a été ingénieure pétrolière principale au sein de Northridge Exploration Inc. et, auparavant, ingénieure pétrolière auprès de Chevron Canada Resources Limited.

M. Pretty s'est joint à APF Energy en mars 2001. De juin 2000 à mars 2001, il a été vice-président, Terrains et expansion des affaires de Hunt Oil Company of Canada et, de mars 1998 à juin 2000, il a été vice-président, Terrains de Newport Petroleum Corporation jusqu'à l'acquisition de cette dernière par Hunt Oil Company of Canada. D'avril 1996 à mars 1998, il a été agent foncier chez Pétro-Canada et, auparavant, agent foncier principal au sein de Amerada Hess Canada et de Norcen Energy Resources Ltd.

M. MacDonald s'est joint à APF Energy en août 2001. D'avril 1999 à juin 2001, il a été vice-président, Finances de Due West Resources Inc. et, de 1987 à 1999, vice-président, Finances de Starvest Capital Inc.

M. John Ewing s'est joint à APF Energy en janvier 2003. Depuis le début de 2000 jusqu'à décembre 2002, il a été président d'un cabinet privé de ressources et de consultation et, de 1996 à 2000, il a été vice-président de Tethys Energy Inc.

Au 31 décembre 2002, les administrateurs et les hauts dirigeants de APF Energy étaient collectivement propriétaires véritables, directement ou indirectement, de 833 668 (soit environ 3,6 %) des parts de fiducie en circulation (environ 5,0 % après la levée des options dans le cadre du régime incitatif de droits d'achat de parts de fiducie) ou exerçaient collectivement une emprise sur un tel pourcentage de ces parts. Les renseignements concernant la propriété véritable des parts de fiducie et l'emprise exercée sur celles-ci, dont la Fiducie ne disposait pas, ont été fournis par chacun des administrateurs et des membres de la direction.

Conflits d'intérêts

Dans certaines situations, les intérêts des administrateurs et des membres de la direction de APF Energy pourraient être en conflit avec ceux des porteurs de parts. Les administrateurs et les membres de la direction de APF Energy sont propriétaires de propriétés pétrolifères et gazéifères qui ne font pas partie des propriétés dans lesquelles la Fiducie a un intérêt. Les administrateurs et les membres de la direction de APF Energy peuvent également faire l'acquisition de participations dans des entreprises exerçant des activités dans le secteur de l'énergie pour leur propre compte et pour le compte de personnes autres que la Fiducie. Ils peuvent gérer et administrer ces autres propriétés et exercer d'autres types d'activités de gestion et de consultation dans le secteur de l'énergie. Par conséquent, les administrateurs et les membres de la direction de APF Energy se consacreront à temps plein à la Fiducie et, lorsqu'ils représentent d'autres personnes, il pourrait arriver qu'ils agissent en contradiction ou en concurrence avec les intérêts des porteurs de parts.

Les décisions nécessaires seront prises pour régler de tels conflits en tenant compte des objectifs et des ressources financières de chaque groupe de parties intéressées ainsi que des restrictions temporelles relatives au placement de ces ressources financières, conformément aux obligations de bonne foi et d'équité envers chacun de ces groupes. La convention de services administratifs exige que APF Energy fasse preuve d'honnêteté et de bonne foi dans l'exercice de ses fonctions conformément à la convention.

Tous les conflits qui surviennent entre les membres de la direction et les administrateurs de APF Energy sont résolus conformément aux dispositions des lois applicables.

Des propriétés pétrolifères et gazéifères pourraient à l'occasion être mises en vente dans des zones où la direction de APF Energy ou ses autres clients détiennent des intérêts. Dans une telle situation, la direction donnera à chacun de ses clients, y compris

APF Energy et toutes les filiales de celle-ci ou la Fiducie, la possibilité de participer à l'acquisition de ces propriétés en proportion des fonds dont chacun de ses clients dispose pour effectuer une telle acquisition.

Aucune propriété ne sera acquise de membres de la direction ou d'administrateurs de APF Energy ou d'autres gestionnaires, ou encore de personnes avec lesquelles ceux-ci ont un lien de dépendance, à un prix supérieur à sa juste valeur marchande et aucune propriété ne sera vendue à ces personnes à un prix inférieur à sa juste valeur marchande, établie dans chacun des cas par l'avis d'un conseiller financier indépendant ou d'une société d'ingénierie indépendante et approuvée par les membres indépendants du conseil d'administration de APF Energy.

Dans certaines circonstances, les membres du conseil d'administration de APF Energy pourraient être administrateurs ou membres de la direction de sociétés qui sont en concurrence avec les intérêts de APF Energy et de la Fiducie. Il n'est pas certain que les possibilités décelées par de tels membres du conseil seront communiquées à APF Energy et à la Fiducie.

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES

Certaines données financières cumulées de APF Energy et de la Fiducie sont présentées ci-après pour les périodes indiquées.

	Exercices terminés les 31 décembre (en milliers de dollars, sauf les montants par part de fiducie)		
	2002	2001	2000
Produits (déduction faite des redevances)	75 314	56 561	36 445
Charges	70 679	43 241	20 774
Impôts sur les bénéfices futurs	(7 133)	(5 174)	1 406
Part des actionnaires sans contrôle	403	349	190
Bénéfice net (perte) après éléments extraordinaires	11 768	18 144	14 075
par part de fiducie	0,55	1,44	2,04
par part de fiducie, montant dilué	0,55	1,44	2,04
Distributions en espèces	37 766	37 311	13 899
Total de l'actif	297 627	198 176	67 388
Dette à long terme	88 000	59 250	25 736

	Trimestres terminés les (sans vérification)							
	2002 (en milliers de dollars, sauf les montants par part de fiducie)				2001 (en milliers de dollars, sauf les montants par part de fiducie)			
	31 déc.	30 sept.	30 juin	31 mars	31 déc.	30 sept.	30 juin	31 mars
Produits (déduction faite des redevances)	23 943	20 977	17 000	13 393	13 426	15 217	15 345	12 573
Charges	24 559	18 816	14 647	12 656	14 457	12 385	11 141	5 258
Impôts sur les bénéfices futurs	198	(3 410)	(2 169)	(1 752)	(1 775)	(1 459)	(1 339)	(600)
Part des actionnaires sans contrôle	128	108	93	75	11	132	95	111
Bénéfice net (perte) après éléments extraordinaires	(942)	5 463	4 429	2 414	733	4 159	5 448	7 804
par part de fiducie	(0,04)	0,25	0,22	0,14	0,05	0,29	0,49	0,95
par part de fiducie, montant dilué	(0,04)	0,25	0,22	0,14	0,05	0,29	0,49	0,95
Distributions en espèces	10 246	10 021	9 510	7 990	8 571	11 602	11 204	5 933
Total de l'actif	297 627	274 961	282 994	198 585	198 176	200 705	200 189	88 793
Dette	88 000	61 000	63 000	38 000	59 250	59 750	48 645	13 286

ANALYSE PAR LA DIRECTION DES CHANGEMENTS DES RÉSULTATS D'EXPLOITATION

Se reporter à la rubrique intitulée « Analyse par la direction de la situation financière et des résultats d'exploitation » du rapport annuel, qui est intégrée par renvoi à la présente notice annuelle.

QUESTIONS RELATIVES À LA CONCURRENCE

Les distributions en espèces de la Fiducie dépendent de plusieurs facteurs, dont le prix des marchandises sous-jacentes et la production tirée des éléments d'actif pétroliers et gaziers de APF Energy et de APF Partnership. Dans une large mesure, le prix des parts de fiducie suit le montant des distributions en espèces de la Fiducie.

Afin de remplacer la production ou de l'augmenter, APF Energy doit être en mesure de faire l'acquisition d'éléments d'actif pétroliers et gaziers selon des modalités favorables. De plus, la Fiducie doit pouvoir à l'occasion accéder aux marchés des actions afin de fournir à APF Energy les capitaux dont elle a besoin pour effectuer des acquisitions.

Le marché des acquisitions est extrêmement concurrentiel, tant en ce qui concerne les entreprises que les éléments d'actif. En plus de la concurrence qui provient d'autres fiducies à revenu, la Fiducie et APF Energy doivent rivaliser avec des sociétés pétrolières et gazières. Les ressources financières de ces concurrents pourraient différer de celles de la Fiducie ou de APF Energy, ce qui pourrait les placer dans une meilleure situation.

QUESTIONS D'ORDRE ENVIRONNEMENTAL

APF Energy exerce ses activités conformément à la réglementation provinciale et fédérale pertinente et aux pratiques du secteur.

APF Energy compte un comité chargé des questions d'environnement et de sécurité, qui est composé du chef de l'exploitation, du vice-président, Exploitation et du directeur de la production. Ce comité relève directement du conseil d'administration de APF Energy, qui examine les questions d'ordre environnemental inhérentes aux activités de APF Energy.

À l'heure actuelle, APF Energy estime qu'elle se conforme à toutes les normes et à tous les règlements environnementaux existants et elle a prévu à son budget de dépenses en immobilisations des sommes suffisantes pour continuer de le faire. Comme ces exigences s'appliquent à tous les exploitants du secteur pétrolier et gazier, elles ne devraient pas avoir d'incidence sur la situation concurrentielle de APF Energy au sein du secteur. Les installations de production principales de APF Energy sont relativement neuves et on ne s'attend pas à ce que des dépenses en immobilisations majeures soient nécessaires pour respecter les changements éventuels. Grâce à ses normes et méthodes internes, APF Energy peut s'assurer qu'on a pris en considération les aspects environnementaux des nouveaux projets de mise en valeur avant d'y donner suite.

SITUATION DANS LE SECTEUR

Le secteur des ressources naturelles est assujetti à des nombreux contrôles et règlements imposés par divers paliers du gouvernement. Le texte qui suit présente certains des aspects principaux des lois, des règlements et des conventions qui régissent ce secteur.

Établissement des prix et commercialisation du pétrole et du gaz naturel

Les producteurs de pétrole ont le droit de négocier les contrats de vente directement avec les acheteurs, de sorte que le prix du pétrole est déterminé par le marché. Ce prix est en partie tributaire de la qualité du pétrole, du prix du pétrole de la concurrence, de la distance par rapport au marché et de la valeur des produits raffinés. Les exportateurs de pétrole ont le droit d'exporter du pétrole aux termes des ordonnances d'exportation à court terme émises par l'Office national de l'énergie (« ONE »), sans qu'une audience publique soit nécessaire à cet effet, à la condition que la durée des contrats d'exportation ne dépasse pas deux ans dans le cas du pétrole brut lourd et un an dans le cas du pétrole brut léger.

Le prix du gaz naturel est fixé par voie de négociation entre les acheteurs et les vendeurs. Le gaz naturel exporté du Canada est assujetti à la réglementation de l'ONE et du gouvernement du Canada. Les exportateurs sont libres de négocier le prix avec les acheteurs, à la condition que les contrats d'exportation continuent de respecter certains critères prescrits par l'ONE et le gouvernement du Canada.

Les gouvernements de l'Alberta et de la Saskatchewan réglementent également le volume de gaz naturel qui peut être extrait de leurs territoires à des fins d'utilisation à l'extérieur de ceux-ci.

Accord de libre-échange nord américain (« ALENA »)

L'ALENA, conclu entre le gouvernement du Canada, des États-Unis et du Mexique est entré en vigueur le 1er janvier 1994. Il intègre la plupart des modalités importantes en matière d'énergie prévues dans l'Accord de libre-échange entre le Canada et les États-Unis. Dans le contexte des ressources énergétiques, le Canada demeure libre de décider si les exportations aux États-Unis et

au Mexique seront permises, à la condition que les restrictions en matière d'exportation n'aient pas l'un ou l'autre des effets suivants : (i) diminuer la proportion des ressources énergétiques exportées par rapport aux ressources utilisées à l'intérieur du pays (selon la proportion prévalant au cours de la période de 36 mois la plus récente), (ii) imposer un prix à l'exportation plus élevé que le prix intérieur et (iii) perturber les réseaux d'approvisionnement habituels. Il est interdit aux trois pays d'imposer des prix à l'exportation ou à l'importation minimaux.

L'ALENA prévoit la réduction des pratiques commerciales restrictives du Mexique dans le secteur de l'énergie et interdit l'imposition de restrictions frontalières et de taxes à l'exportation discriminatoires. Il prévoit également que les organismes de réglementation devront recevoir des directives plus claires qui garantiront la mise en œuvre équitable des modifications de la réglementation et réduiront au minimum toute perturbation des ententes contractuelles, ce qui est important pour les exportations de gaz naturel canadien.

Redevances et mesures incitatives provinciales

Outre les règlements fédéraux, chaque province a des lois et des règlements qui régissent le régime foncier, les redevances, les taux de production, la protection de l'environnement et d'autres questions. Le régime de redevances est un facteur important de la rentabilité de la production de pétrole et de gaz naturel. Les redevances payables sur la production provenant de terrains autres que les terres de la Couronne sont fixées par voie de négociation entre le propriétaire minier et le locataire. Les redevances payables sur la production provenant de terres de la Couronne sont fixées par règlement gouvernemental et correspondent habituellement à un pourcentage variable de la valeur de la production brute de pétrole ou de gaz naturel, sous réserve de certaines restrictions, et peuvent dépendre en partie du prix moyen de la quantité totale de pétrole et de gaz naturel vendue au cours d'un mois, ainsi que de la productivité des puits, de l'emplacement géographique et de la date à laquelle le gisement a été découvert.

Les gouvernement du Canada, de l'Alberta et de la Saskatchewan ont créé, à l'occasion, des programmes incitatifs qui comprenaient des réductions du taux des redevances, des exonérations temporaires du versement de redevances et des crédits d'impôt afin de stimuler l'exploration pétrolière et gazière ou les projets de planification assistés. Ces programmes réduisent le montant des redevances à la Couronne par ailleurs payables.

Régime foncier

Le pétrole brut et le gaz naturel se trouvant dans les provinces de l'Ouest appartiennent principalement aux gouvernements provinciaux respectifs. Les gouvernements provinciaux octroient des droits d'exploration et de production de pétrole et de gaz naturel aux termes de baux, de licences et de permis accordés pour des durées variables d'au moins deux ans et selon les conditions énoncées dans la législation provinciale, y compris des exigences visant l'exécution de certains travaux ou le versement de certaines sommes. Le pétrole et le gaz naturel se trouvant dans ces provinces peuvent également être détenus par des intérêts privés et les droits d'exploration et de production s'y rapportant sont octroyés au moyen de baux selon des modalités négociables.

Réglementation environnementale

Le secteur pétrolier et gazier est actuellement assujetti à une réglementation environnementale en vertu de règlements municipaux et de lois provinciales et fédérales. Ces lois et règlements limitent ou interdisent les rejets ou les émissions de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier. En outre, ces lois exigent que lorsque les emplacements où se trouvent les puits et les installations sont abandonnés, ils soient remis en état à la satisfaction des autorités provinciales. La conformité à ces lois peut nécessiter des dépenses appréciables et la violation de celles-ci peut entraîner l'imposition d'amendes ou de sanctions importantes.

Les lois environnementales de l'Alberta ont été refondues dans la *Environmental Protection and Enhancement Act*. En vertu de cette loi, un éventail plus large d'activités relève désormais de la réglementation environnementale. Les normes et les sanctions en matière d'environnement qui y sont prévues sont en général plus strictes qu'en vertu des lois précédentes. D'autres provinces ont ou prévoient adopter une réglementation similaire.

FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs de risque inhérents à l'entreprise de la Fiducie.

Risques inhérents à l'acquisition

APF Energy a récemment réalisé l'acquisition de Hawk et de Nycan Energy Corp. (« Nycan ») afin de renforcer sa situation dans le secteur du pétrole et du gaz naturel et d'avoir la possibilité de réaliser certains avantages. Le pouvoir de APF Energy de réaliser

les avantages découlant de ces acquisitions sera en partie tributaire de l'efficacité du processus de regroupement des fonctions et d'intégration des activités et des procédés dans des délais raisonnables, ainsi que de la capacité de APF Energy de réaliser les possibilités de croissance et les synergies qu'elle prévoit tirer du regroupement des entreprises de Nycan, de Hawk et de APF Energy. L'intégration de Nycan, de Hawk et de APF Energy obligera les membres de la direction à y consacrer énormément d'efforts, de temps et de ressources, au détriment d'autres occasions intéressantes sur le plan stratégique et d'autres questions d'exploitation. Le processus d'intégration pourrait provoquer la rupture des liens d'affaires et des liens établis avec la clientèle et les employés, ce qui pourrait avoir un effet défavorable sur la capacité de APF Energy de réaliser les avantages prévus des acquisitions.

Activités de APF Energy et de APF Partnership

Achat de la redevance

Le prix versé au moment de l'achat de la redevance relative aux propriétés de APF Energy et de APF Partnership (qui sont collectivement appelées « APF Energy » dans la présente rubrique) est fondé sur des évaluations techniques et économiques effectuées par des ingénieurs en pétrole indépendants. Ces évaluations reposent sur un certain nombre d'hypothèses importantes relatives à des facteurs tels que les possibilités de récupération et la qualité marchande du pétrole, du gaz naturel, des LGN et du soufre, ainsi que les frais d'exploitation, les dépenses en immobilisations futures et les redevances et autres charges gouvernementales qui seront imposées au cours de la durée de productivité des réserves. Bon nombre de ces facteurs sont susceptibles d'évoluer et sont indépendants de la volonté des exploitants des propriétés, de APF Energy et de la Fiducie. Plus particulièrement, les changements qui pourraient survenir dans le prix et les marchés du pétrole, du gaz naturel, des LGN et du soufre par rapport à ce qui était prévu au moment des évaluations en question se répercuteront sur le rendement des parts de fiducie. En outre, toutes les évaluations comportent une part d'incertitude quant aux aspects géologique et technique, de sorte que la production et les réserves pourraient se révéler inférieures à celles qui sont attribuées aux propriétés de APF Energy.

Dépendance à l'endroit des exploitants des propriétés et de la direction

Le revenu distribuable, dans la mesure où il se rapporte à la redevance, est directement tributaire de la continuité de la production de substances pétrolières provenant des propriétés de APF Energy, qui dépend quant à elle en partie de la compétence en gestion des exploitants des propriétés et des autres propriétaires d'intérêts économiques directs. Certaines propriétés peuvent être exploitées par des parties autres que APF Energy et, le cas échéant, celle-ci n'a qu'un droit de vote à l'égard de la gestion des propriétés dans la mesure de son intérêt économique direct dans celles-ci. Dans la mesure où un exploitant ne s'acquitte pas correctement de ses obligations, ou si les intérêts de la majorité des propriétaires d'intérêts économiques directs diffèrent de ceux de APF Energy, le revenu provenant des propriétés et, par conséquent, la redevance, pourraient être réduits.

Ayant été convertie en fiducie à capital variable, la Fiducie peut effectuer des acquisitions qui constituent de nouvelles activités importantes pour elle, sans lien avec la redevance. Les porteurs de parts sont entièrement tributaires de la gestion de APF Energy et de la Fiducie relativement à toutes les questions se rapportant aux propriétés de APF Energy, à l'administration de la redevance et aux autres placements de la Fiducie.

Questions d'ordre environnemental

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels pouvant se traduire par des dommages causés à l'environnement, des éruptions et d'autres conditions imprévues ou dangereuses propres à endommager les propriétés de APF Energy ou d'autres propriétés susceptibles d'être acquises et entraîner la responsabilité de cette dernière envers des tiers. Le secteur pétrolier et gazier est assujetti à une vaste réglementation environnementale qui limite ou interdit les rejets ou les émissions de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier. En outre, ces lois exigent que lorsque les emplacements où se trouvent les puits et les installations sont abandonnés, ils soient remis en état à la satisfaction des autorités provinciales. La violation de ces lois pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de nettoyage. Bien que APF Energy ait établi un fonds de remise en état dans le but de financer ses obligations de remise en état et autres obligations environnementales futures, il n'est pas certain que le fonds sera suffisant.

APF Energy souscrit une assurance responsabilité, lorsque cela est possible, couvrant des risques et d'un montant conformes aux normes du secteur. Une assurance contre les pertes d'exploitation peut également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. Aux termes de conventions conclues avec des tiers exploitants, il incombe à ces derniers de maintenir en vigueur des polices d'assurance conformes aux normes du secteur. APF Energy ou d'autres entreprises dans lesquelles la Fiducie investit pourraient être tenues responsables de dommages résultant d'événements contre lesquels elles ne peuvent s'assurer ou contre lesquels elles pourraient décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. En outre, cette responsabilité pourrait dépasser le montant de l'assurance souscrite. Les sommes engagées pour

remédier à de tels dommages ou se libérer d'une telle responsabilité réduiront le revenu distribuable de la Fiducie et pourraient rendre non rentable ou impossible la poursuite de l'exploitation de APF Energy et de ces autres entreprises.

En 1994, la Convention-cadre des Nations Unies sur les changements climatiques est entrée en vigueur et, trois ans plus tard, a donné naissance au protocole de Kyoto, qui oblige les pays signataires à réduire leurs émissions de dioxyde de carbone et d'autres gaz à effet de serre. En décembre 2002, le gouvernement du Canada a ratifié et signé le protocole de Kyoto. En conséquence de la ratification du protocole de Kyoto et de l'adoption de lois ou de mesures réglementaires visant à mettre en œuvre les objectifs du protocole par les gouvernements fédéral ou provinciaux, APF Energy pourrait être obligée de réduire les gaz à effet de serre que ses activités pétrolières et gazières produisent, ce qui pourrait notamment entraîner l'augmentation de ses frais d'exploitation et de ses dépenses en immobilisations ainsi que la réduction de sa production de pétrole brut et de gaz naturel.

Prix des substances pétrolières

Les résultats d'exploitation et la situation financière de APF Energy et, par conséquent, les sommes versées à la Fiducie aux termes de la redevance, sont tributaires des prix que APF Energy tire de sa production de pétrole et de gaz naturel. Les prix du pétrole et du gaz naturel ont fluctué considérablement au cours des dernières années et sont déterminés par des facteurs liés à l'offre et à la demande, y compris les conditions climatiques et la conjoncture économique ainsi que les conditions qui prévalent dans d'autres régions productrices de pétrole, qui sont tous indépendants de la volonté de la Fiducie ou de sa direction. La baisse éventuelle des prix du pétrole et du gaz naturel pourrait avoir une incidence défavorable importante sur l'exploitation, la situation financière et les réserves pouvant être mises en production de façon rentable de APF Energy et sur les possibilités de mettre en valeur ses réserves de pétrole et de gaz naturel. La direction de APF Energy compte conclure des opérations de couverture aux moments appropriés afin de gérer le risque lié à la fluctuation des prix du pétrole et du gaz naturel. APF Energy pourrait également gérer le risque lié à la fluctuation du cours du change en concluant à l'occasion des contrats de change à terme. Dans la mesure où APF Energy conclut des opérations de gestion du risque lié au prix des marchandises et au cours du change, elle sera exposée aux risques relatifs à la solvabilité de ses contreparties. Le revenu distribuable de la Fiducie sera par conséquent tributaire des prix courants du pétrole et du gaz naturel.

Nature des parts de fiducie

Les titres comme les parts de fiducie possèdent certaines caractéristiques qui sont communes aux titres de participation et aux titres d'emprunt. Les parts de fiducie ne constituent pas un mode de placement traditionnel dans le secteur pétrolier et gazier, et les épargnants ne devraient pas les considérer comme des actions de APF Energy ou d'autres entreprises dans lesquelles la Fiducie investit. Les parts de fiducie ont été créées aux termes de l'acte de fiducie et représentent une participation fractionnaire dans la Fiducie. Les porteurs de parts ne bénéficient pas des droits et de la protection que les lois sur les sociétés par actions confèrent habituellement aux actionnaires d'une société par actions, par exemple, le droit à la dissidence et la possibilité d'intenter un recours auprès d'un tribunal en cas d'abus ou d'injustice.

Le cours des parts de fiducie fluctue en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment le prix des marchandises, les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés pétrolifères et gazéifères adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, APF Energy n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

Considérations fiscales et réglementation gouvernementale

Il n'est aucunement certain que les lois en matière d'impôt sur le revenu et les programmes incitatifs gouvernementaux relatifs aux fiducies de fonds communs de placement et au secteur pétrolier et gazier, dans la mesure où ils ont une incidence sur le régime de la Fiducie ou sur la déduction relative aux ressources, ne seront pas modifiés d'une façon qui pourrait entraîner des conséquences défavorables pour les porteurs de parts.

Admissibilité à des fins de placement

Si APF Energy cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie ne constitueront plus des placements admissibles pour les régimes enregistrés d'épargne-retraite, les fonds enregistrés de revenu de retraite, les régimes enregistrés d'épargne-études et les régimes de participation différée aux bénéfices (les « régimes à imposition différée »). Si, à la fin d'un mois donné, un régime à imposition différée détient des parts de fiducie qui ne constituent pas des placements

admissibles, il devra payer de l'impôt en vertu de la Partie XI.1 de la Loi de l'impôt, à l'égard de ce mois, d'un montant correspondant à 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. En outre, si une fiducie régie par un régime enregistré d'épargne-retraite détient des parts de fiducie qui ne constituent pas des placements admissibles, elle deviendra imposable à l'égard de son revenu attribuable aux parts de fiducie tant que ces dernières ne constitueront pas des placements admissibles. Si une fiducie régie par un régime enregistré d'épagne-études détient des parts de fiducie qui ne constituent pas des placements admissibles, l'inscription du régime pourra être révoquée.

Remboursement de capital

Les parts de fiducie n'auront aucune valeur lorsque les réserves provenant des propriétés de APF Energy ne pourront plus être exploitées de façon rentable et, par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens traditionnel du terme, puisqu'elles représentent à la fois un remboursement de capital et un rendement du capital investi.

Emprunts de APF Energy

APF Energy a actuellement le droit, sous réserve de certaines lignes directrices, d'emprunter des fonds aux fins générales de son entreprise, y compris les dépenses en immobilisations, et afin d'acquérir des propriétés pétrolifères et gazéifères, de régler les coûts en capital des propriétés et de garantir ces prêts en priorité par rapport à la redevance. Il est prévu que des facilités de crédit additionnelles seront obtenues à l'occasion à l'intention de nouveaux membres du groupe ou des filiales de la Fiducie. Les sommes versées relativement au capital de la dette contractée à l'égard des propriétés pétrolifères et gazéifères de APF Energy et d'autres éléments d'actif ou entreprises lui appartenant et à l'intérêt sur cette dette réduisent le revenu distribuable de la Fiducie. APF Energy dispose actuellement d'une facilité de crédit consortiale d'un montant de 130 M$, dont 88 M$ avaient été prélevés en date du 31 décembre 2002. Voir « Modification des facilités de crédit ». Les emprunts, s'il y a lieu, la fluctuation du taux d'intérêt et les remboursements de capital prévus pourraient avoir une incidence sur le rendement du placement des porteurs de parts. Les propriétés et d'autres éléments d'actif pourraient être vendus ou réalisés par les banques de APF Energy ou aliénés d'une autre manière si les revenus étaient insuffisants pour remplir ces obligations. En outre, APF Energy ne pourra emprunter pour effectuer des achats ou pour financer des coûts en capital que si elle peut le faire selon des modalités qu'elle juge acceptables.

Retard dans les distributions en espèces

Bien que le revenu distribuable de la Fiducie soit versé mensuellement, celui-ci ne correspondra pas nécessairement au revenu distribuable cumulé au cours de ce mois, mais constituera plutôt une estimation des sommes réelles reçues ou pouvant l'être au cours de la période et du montant de la « réserve de la Fiducie », soit la réserve maintenue au moyen du revenu distribuable afin de financer l'obligation différée de versement du prix d'achat ou à d'autres fins de placement. En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel à l'exploitant des propriétés de APF Energy, et par cet exploitant à APF Energy, ces paiements entre ces parties peuvent également être retardés en raison de restrictions imposées par les prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés aux fins de l'exploitation des propriétés ou de la constitution de provisions à l'égard de tels frais. Le moment et le montant des dépenses en immobilisations requises auront une incidence directe sur les distributions en espèces aux porteurs de parts.

Conflits d'intérêts possibles

Il peut arriver que les membres du conseil d'administration de APF Energy soient administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec APF Energy ou la Fiducie. Il n'est pas certain que ces personnes communiqueront à APF Energy ou à la Fiducie les occasions qui leur seront signalées.

La *Business Corporations Act* (Alberta) prévoit que, si un administrateur a un intérêt dans un contrat ou dans un contrat ou dans une convention projeté, il devra divulguer un tel intérêt et ne pourra voter à l'égard de toute question ayant trait à un tel contrat ou à une telle convention, sauf si cette loi le lui permet. Si des conflits d'intérêts surviennent, ils seront résolus conformément aux dispositions de cette loi.

Épuisement des réserves des propriétés

La Fiducie présente certaines caractéristiques uniques qui la distinguent des sociétés pétrolières et gazières traditionnelles. Le revenu distribuable, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, ira en diminuant au fil du temps parallèlement au déclin de la production habituellement tirée des réserves de pétrole, de gaz naturel et de LGN. APF Energy ne réinvestit pas les rentrées de fonds de la même façon que les sociétés pétrolières et gazières

traditionnelles. Par conséquent, sans injection de capital, les taux de production et les réserves initiaux de APF Energy diminueront.

Les réserves et la production de pétrole et de gaz naturel futures de APF Energy, et par conséquent ses rentrées de fonds, seront largement tributaires du fait que APF Energy réussisse à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou de travaux de mise en valeur, les réserves et la production de APF Energy diminueront graduellement au fil de la mise en production des réserves.

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. APF Energy livre énergiquement concurrence, pour faire l'acquisition de réserves et recruter du personnel technique compétent, à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux siennes.

Il n'est pas certain que APF Energy réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui correspondent aux objectifs de placement de la Fiducie. La redevance appartenant à la Fiducie n'aura aucune valeur lorsque les réserves des propriétés de APF Energy ne pourront plus être produites de façon rentable. Par conséquent, en l'absence de rentrées de fonds provenant d'autres éléments d'actif ou entreprises appartenant à la Fiducie, les porteurs de parts devront s'en remettre aux rentrées de fonds provenant de leur placement dans les parts de fiducie pour réaliser un revenu et obtenir le rendement du capital investi pendant la période au cours de laquelle les réserves peuvent être récupérées de façon rentable.

Dans la mesure où les sources de capital externes, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou inaccessibles, la capacité de APF Energy d'investir les capitaux nécessaires pour maintenir ou augmenter ses réserves de pétrole et de gaz naturel diminuera. Dans la mesure où APF Energy est obligée d'utiliser les rentrées de fonds pour financer les dépenses en immobilisations ou pour faire l'acquisition de propriétés, le montant du revenu distribuable de la Fiducie sera réduit.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité relativement à la Fiducie ou à ses obligations et affaires et, dans l'éventualité où un tribunal tiendrait les porteurs de parts responsables à l'un ou l'autre de ces égards, cette responsabilité se limitera à l'actif de la Fiducie. Aux termes de l'acte de fiducie, la Fiducie indemnisera et tiendra quitte chaque porteur de parts des frais, dommages, responsabilités, dépenses, charges et pertes que celui-ci pourrait engager ou subir en raison du fait que sa responsabilité n'est pas ainsi limitée.

L'acte de fiducie prévoit que tous les documents écrits qui sont signés par la Fiducie ou pour son compte doivent renfermer une disposition selon laquelle l'obligation en question ne liera pas les porteurs de parts personnellement et toute responsabilité se limitera à l'actif de la Fiducie. Le placement principal de la Fiducie est fait conformément aux conventions de redevances, qui régissent le versement de la redevance à la Fiducie et renferment de telles dispositions. Nonobstant ces dispositions, les porteurs de parts pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure où un actionnaire est protégé des responsabilités d'une société par actions. La responsabilité personnelle peut également découler de réclamations présentées contre la Fiducie, autres que contractuelles, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi, s'il y a lieu. On considère qu'il est peu probable qu'une telle responsabilité personnelle soit engagée.

La Fiducie exerce ses activités, d'après l'avis de ses conseillers juridiques, d'une manière et dans des territoires qui permettront aux porteurs de parts d'éviter, dans la mesure du possible, tout risque important d'engager leur responsabilité à l'égard de réclamations présentées contre la Fiducie.



Exemption # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF Energy Trust releases first quarter results and increases monthly distribution

Acquisitions, drilling and strong commodity prices drive higher payout

May 21, 2003 - APF Energy Trust ("APF" or the "Trust") is pleased to present its operating and financial results for the period ended March 31, 2003.

Buoyed by a continued ability to identify and acquire high quality oil and gas assets on favourable terms, APF Energy Trust generated one of its strongest quarterly performances since inception. Coupled with an effective development drilling program and strong commodity prices, APF had cash flow per unit of $1.00, of which $0.51 was distributed. Earnings were $0.54 per unit.

Increase in Monthly Distribution

As a result of the foregoing, and given the forward pricing of oil and gas, APF has increased its basic monthly distribution to $0.175 per unit, and has declared a special distribution of $0.025, for a total of $0.20 per unit. Payment will be made on June 15, 2003 to unitholders of record on May 31, 2003. The ex-distribution date is May 28, 2003. With this distribution, APF will have paid $12.705 since inception in late 1996.

"The increase in the basic monthly distribution represents our confidence in our go-forward business plan and the prospects for continued strength of the commodities in the near term", commented Martin Hislop, Chief Executive Officer of APF. "The extra two-and-a-half cent distribution recognizes that we had a terrific quarter".

Mr. Hislop noted that the recent strengthening of the Canadian dollar, while impacting on the relative price of crude oil sold in Canada, will be off-set by commodity prices which continue to be higher than those budgeted by APF at the beginning of the year. "Even at the current foreign exchange rate, APF is on target to maintain its conservative payout ratio and allocate a meaningful portion of cash flow to capital projects that will help to sustain APF's asset base."

Mr. Hislop re-iterated that 2002 represented yet another year during which the Trust replaced more than it produced through low-risk development drilling and other production enhancement techniques. Of the royalty trusts that have been in existence since January 1, 1997, APF has consistently maintained a successful balance between high payouts and a retention of cash flow to fund a portion of these initiatives.

Financial and Operating Results

Set out below is a summary of APF's operating and financial results for the period ended March 31, 2003, including Management's Discussion and Analysis. A complete version of the financial statements and accompanying notes will be released on May 22, 2003.

Highlights

- Completed the corporate acquisition of Hawk Oil Inc. in a transaction valued atapproximately $50 million;
- Announced the $42 million purchase of Nycan Energy Corp.;
- Drilled 16 (5.6 net) wells with a 100% success rate;
- Increased daily production to an average of 11,400 boe/d;
- Generated a 19.8% annualized total return.

SUMMARY OF OPERATING & FINANCIAL RESULTS

	3 months ended March 31		
Operating	**2003**	**2002**	**% Change**
Daily production (average)			
Oil (bbl)	6,345	4,159	53
Gas (mcf)	28,745	17,242	67
NGL (bbl)	264	110	140
Total (boe: 6mcf = 1boe)	11,400	7,143	60
Production split			
Oil and NGL	58%	60%	(3)
Gas	42%	40%	5
Commodity prices (C$)			
Oil (per bbl)	40.32	31.28	29
Gas (per mcf)	7.79	3.14	148
NGL (per bbl)	38.41	20.04	92
Average (per boe, 6 mcf = 1boe)	42.97	26.10	65
Financial			
($000, except per unit/boe amounts)			
Revenue	44,502	16,941	163
Per unit	1.77	0.98	80
Operating cash flow	25,195	7,479	237
Per unit	1.00	0.44	128
Net earnings	13,616	2,414	464
Per unit	0.54	0.14	287
Distributions	13,066	7,990	64
Per unit	0.51	0.45	13
Operating costs per boe	6.55	5.82	13
Operating netbacks per boe	27.97	15.01	87
Bank debt	97,000	38,000	155
Market			
Units outstanding (000)			
End of period	26,982	18,847	43
Average	25,161	17,247	46
Trading			
High ($)	10.95	10.99	(0)
Low ($)	9.66	9.35	3
Close ($)	10.30	10.85	(5)
Average Daily Volumes	104,750	64,900	61

General

Very strong commodity prices translated into outstanding financial results for the quarter, with APF generating $1.00 of cash flow per unit. Cash distributions amounted to $0.51 per unit, resulting in a conservative payout ratio of 51%. Based on a normalized $10 unit for the 15 royalty trusts in the sector, which had reported first quarter results at press time, APF's per unit cash flow ranked at the top of the class with $0.97 per unit, compared to an average of $0.63 for the peer group.

Corporate Development

The execution of acquisition opportunities and strong growth in production dominated the first three months of this year. In early February, APF completed the purchase of Hawk Oil Inc. in a transaction valued at approximately $50 million. The acquisition added momentum to the trend established several months prior, to increase APF's gas exposure.

Hawk was followed in mid-March with the announcement that APF had agreed to acquire Nycan Energy Corp. for approximately $42 million. Nycan was a gas levered producer with assets located adjacent to APF's core area of Countess in southeast Alberta. The transaction closed on April 23, 2003.

Operations
APF drilled 16 wells (5.6 net) in the first three months of 2003, with a 100% success rate. Total capital expenditures associated with development during the period amounted to $5.57 million.

Recent corporate development activities have lead APF to review its capital expenditure program with the intent of integrating newly acquired drilling prospects into its inventory. At this time, it is expected that the 2003 capital expenditures will amount to approximately $25 million.

Southeast Saskatchewan
Two horizontal oil wells were drilled at Tatagwa (operated, 80% interest) and one horizontal oil well was drilled at Willmar (non-operated, 10% interest). Since establishing a platform for growth with the corporate acquisition of Alliance Energy and the purchase of assets from Marathon Canada in mid-2001, APF has been very active drilling in the area. Plans for the balance of the year include drilling 15-20 horizontal wells.

Central Alberta Gas
Complementing the Southeast Saskatchewan oil development was an active capital program in APF's central Alberta gas area, where four successful gas wells (operated, 100% interest) were drilled. Booster compression was installed during the first quarter to reduce inlet pressures at the Radway gas plant. APF will continue to be active in the area for the balance of the year with drilling plans of 10 – 12 wells and additional recompletions.

Central Alberta Oil
During the first quarter, APF participated in drilling six (0.4 net) oil wells and four (0.3 net) injection wells at Pembina. In total, APF expects to participate in approximately 30 (3.7 net) Cardium wells for the remainder of the year.

Southeast Alberta Gas
First quarter activity in this area saw APF complete the tie-in of the 20 wells that were drilled in Countess at the end of 2002. The result of these tie-ins was in excess of 2,000 mcf/d of production. APF expects to drill 12 wells during the second quarter and an additional ten are scheduled for the third quarter.

Financial
As stated above, the first quarter results reflected very strong commodity prices. Currently, the 12-month forward strip for crude oil is at US$26.22 per barrel on the NYMEX, while the gas future for the same period is C$7.26 at AECO. These continue to represent prices higher than APF's January 1, 2003 estimates of US$25.50 per barrel of oil and C$5.65 per mcf for gas. The recent weakening of the US dollar, and the foreign exchange effect on the US-denominated price for oil, however, may partially offset these gains.

With the completion of a $55 million equity offering in April and a current credit facility of $130 million (of which approximately $95 million is drawn), APF has a strong balance sheet and the capital resources required to continue to execute its business plan.

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Highlights
Higher production volumes and strong commodity prices resulted in record cash flow of $25.19 million ($1.00 per unit) in the first quarter of 2003, compared to $7.48 million ($0.44 per unit) for the same period in 2002.

APF distributed $13.06 million ($0.51 per unit) with the remaining cash flow utilized to fund $5.57 million of capital expenditures ($0.22 per unit), contribute $0.48 million to the site reclamation fund ($0.02 per unit) and reduce bank debt by $6.08 million ($0.24 per unit).

Record revenues for the quarter were $44.50 million, an increase of 163% from the $16.94 million of revenues in the first quarter of 2002. Net income for the first quarter was $13.62 million, compared to $2.41 million in 2002.

On February 5, 2003, APF closed the acquisition of Hawk Oil Inc., a publicly traded junior oil and gas company with production of approximately 2,700 boe per day. The acquisition was financed by the payment of $2.86 million in cash and the issuance of 3,990,474 Trust Units.

On March 10, 2003, APF announced that it had agreed to acquire Nycan Energy Corp., a publicly trade junior oil and gas company producing approximately 1,400 boe per day for a total consideration of approximately $41.9 million. This acquisition closed on April 23, 2003.

Production
Production volumes were 60% higher in the first quarter of 2003, primarily as a result of the full impact of acquisitions completed in 2002 and production from the Hawk acquisition, which closed at the beginning of February, 2003. The acquisition of Hawk added daily production of approximately 1,150 bbls of heavy oil and 9,300 mcf of natural gas. Production in the second quarter is also expected to increase with the acquisition of Nycan Energy Corp. ("Nycan") at the end of April, 2003.

Daily Production Volumes

	Q1 2003	Q1 2002	Change
Crude oil (bbl/d)	6,345	4,159	53%
Natural gas (mcf/d)	28,745	17,242	67%
NGL (bbl/d)	264	110	140%
Total (boe/d)	11,400	7,143	60%

Prices
The benchmark West Texas Intermediate ("WTI") oil price averaged US$33.80 per bbl in the first quarter of 2003, 56% higher than the average price of US$21.67 per bbl for the first quarter of 2002. Crude oil prices in Canada are based on the WTI reference price, adjusted for transportation, differentials and foreign exchange. The price received by APF is based upon the refiners' posted price, less transportation and adjustments for APF's product quality relative to the posted price and adjusted for hedging. APF's oil price averaged $40.32 per bbl in 2003, compared to $31.28 per bbl in 2002, an increase of 29%.

APF's realized natural gas price for the first quarter of 2003 averaged $7.79 per mcf, 148% higher than the average realized price of $3.14 per mcf in for the same period in 2002.

Prices - After Hedging

	Q1 2003	Q1 2002	Change
Crude oil (Cdn$/bbl)	$ 40.32	$ 31.28	29%
Natural gas (Cdn$/mcf)	7.79	3.14	148%
NGL (Cdn$/bbl)	38.41	20.04	92%
Total (Cdn$/boe)	42.97	26.10	65%

Hedging

Commodity prices continued their volatility during the first quarter of 2003. APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price on a portion of the production portfolio. Hedging activities locked in crude oil prices for the quarter that on average reduced the realized price by $3.64 per bbl and for natural gas, reduced the averaged realized price by $0.10 per mcf.

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
January to December 2003	Natural gas	Swap	1,000 GJ	C$5.80/GJ
April to June 2003	Crude oil	Swap	2,833 bbls	US$28.40/bbl
April to October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
April to December 2003	Natural gas	Swap	5,000 GJ	C$6.72/GJ
July to September 2003	Crude oil	Swap	2,667 bbls	US$27.79/bbl
October to December 2003	Crude oil	Swap	1,167 bbls	US$27.54/bbl

Revenues

(000s)		Q1 2003	% of Total		Q1 2002	% of Total
Crude oil sales	$	25,107	56%	$	10,819	64%
Natural gas sales		20,417	46%		4,771	28%
NGL sales		914	2%		199	1%
Hedging		(2,345)	-5%		1,001	6%
Other		409	1%		151	1%
Total Revenue	$	44,502	100%	$	16,941	100%

Royalties

Royalties per barrel of oil equivalent produced were 61% higher in the first quarter of 2003 due to both higher crude oil and natural gas prices. Royalties as a percentage of revenue remained relatively unchanged in the first quarter at 20.4% as compared to 20.9% for the same period in 2002.

(000s)		Q1 2003		Q1 2002	Change
Crown royalties	$	5,135	$	2,212	132%
Freehold royalties		3,112		1,032	202%
Overriding royalties		845		304	178%
Total royalties		9,092		3,548	156%
% of revenue after hedging		20.4%		20.9%	2%
Per boe	$	8.86	$	5.52	61%

Operating costs

Operating costs increased 13% in the first quarter of 2003 to $6.55 per boe, as compared to $5.82 per boe for the same period in 2002. Continued high energy costs and generally higher field costs associated with APF's current property portfolio are expected to negate any operating efficiencies initiated to reduce operating costs in 2003. The increase in operating costs per boe is in line with overall industry trends.

(000s)		Q1 2003		Q1 2002	Change
Operating costs	$	6,719	$	3,743	80%
Per boe	$	6.55	$	5.82	13%

General and administrative

General and administrative costs increased 50% in absolute terms to $1.37 million during the first quarter of 2003 compared to $0.91 million in 2002, but decreased 6% per barrel of oil equivalent produced to $1.34 per boe from $1.42 per boe in 2002. The increase is due primarily to costs associated with the increase in staff commensurate with the increase in the growth of APF.

(000s)		Q1 2003		Q1 2002	Change
General and administrative	$	1,374	$	913	50%
Per boe	$	1.34	$	1.42	-6%

Management fee

Prior to the internalization of the management contract, the Manager received a management fee equal to 3.5% of net production revenue. In the first quarter of 2002, management fees amounted to $0.34 million ($0.53 per boe). Commencing January 1, 2003, there are no management fees payable.

(000s)		Q1 2003		Q1 2002	Change
Management fee	$	-	$	338	-100%
Per boe	$	-	$	0.53	-100%

Interest

Interest expense increased 120% to $1.15 million ($1.12 per boe) during the first quarter of 2003, from $0.52 million ($0.82 per boe) for the same period in 2002. The increase is due to higher average debt levels during the period.

(000s)		Q1 2003		Q1 2002	Change
Interest	$	1,153	$	525	120%
Per boe	$	1.12	$	0.82	37%

Depletion and amortization

Depletion and amortization decreased 1% to $9.70 per boe for the three months ended March 31, 2003, from $9.79 per boe for the same period in 2002, reflecting accretive reserve additions and positive reserve revisions in APF's December 31, 2002 reserves evaluation.

(000s)		Q1 2003		Q1 2002	Change
Depletion and amortization	$	9,953	$	6,294	58%
Per boe	$	9.70	$	9.79	-1%

Site restoration

Site restoration decreased 5% to $0.70 per boe for the three months ended March 31, 2003, from $0.74 per boe for the same period in 2002.

(000s)		Q1 2003		Q1 2002	Change
Site restoration	$	721	$	473	52%
Per boe	$	0.70	$	0.74	-5%

Taxes
Saskatchewan capital tax and federal large corporations tax during the first quarter of 2003 were $0.84 million, compared to $0.37 million for the same period in 2002 and reflects the higher proportion of oil and gas revenues produced in the province of Saskatchewan.
For the three months ended March 31, 2003, there is a future income tax provision of $1.04 million, compared to a $1.75 million future income tax recovery for the same period in 2002. The provision arises as a result of APF retaining cash flow to fund capital expenditures and make discretionary debt repayments, as opposed to distributing this cash flow to unitholders. It is APF's opinion, that income taxes will not be paid by APF, but that the future income tax liability will be transferred to the unitholders.

(000s)		Q1 2003		Q1 2002	Change
Capital and other taxes	$	836	$	371	125%
Per boe	$	0.81	$	0.58	40%
Provision for (recovery of) future income taxes	$	1,043		$ (1,752)	160%

Net Earnings
Earnings increased 464% to $13.62 million or $0.54 per trust unit ($0.54 diluted) in the first quarter of 2003, compared to $2.41 million or $0.14 per trust unit ($0.14 diluted) for the same period in 2002. The increase reflects both higher crude oil and natural gas production and prices.

Cash Distributions
Cash distributions for the first quarter of 2003 were $13.06 million, or $0.51 per trust unit, compared to $7.99 million or $0.45 per trust unit for the first quarter of 2002. During the first quarter of 2003, $13.06 million or 52% of the first quarter cash flow of $25.19 million was distributed to unitholders. Of the remainder, $5.57 million was used to fund capital expenditures and $0.48 million was contributed to the site restoration fund. The balance of $6.08 million was used to reduce debt on an interim basis and may be used to stabilize future monthly cash distributions. For the balance of 2003, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives.

Liquidity and Capital Resources
At March 31, 2003, APF's bank debt was $97.0 million with positive working capital of $3.5 million, resulting in net debt obligations of $93.5 million. On April 2, 2003, APF closed the offering of 5.3 million Trust Units at a price of $10.40 per Trust Unit for net proceeds of approximately $52.1 million. This amount was ultimately used to finance the purchase of Nycan for a total cash consideration, including the assumption of $7.5 million of debt after transaction costs, of approximately $41.9 million.

Outlook
APF is actively integrating both the Hawk and Nycan acquisitions and is currently prioritizing drilling and property enhancement opportunities arising from both acquisitions. APF expects its 2003 capital expenditure development program will approximate $25.0 million.

The second quarter of the year is typically when operations are negatively affected by "spring break-up" and road bans. Spring break-up has been abnormally long this year in western Canada, resulting in minor production shortfalls for APF at certain properties due to wet lease conditions.

Despite the recent drop in crude oil prices due to world events and the recent increase in the value of the Canadian dollar in relation to its US counterpart, APF is committed to maintaining stable cash distributions over the long-term and believes that the pricing outlook for crude oil remains within an attractive range and the outlook for natural gas pricing going forward remains strong.

Certain statements in this material may "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. **The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.**

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, V.P. Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1074
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com



A P F E N E R G Y T R U S T

Exemption # 82-5166

NEWS RELEASE
TSX: AY.UN

Part 2: APF Energy Trust releases balance of first quarter financial and operating results

May 22, 2003 – Further to yesterday's release of a summary of its operating and financial results for the period ended March 31, 2003, APF Energy Trust is pleased to present its full financial statements and accompanying notes.

CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31 2003	December 31 2002
ASSETS		
Current assets		
Cash	$ 2,039,400	$ 950,402
Accounts receivable	25,920,143	21,111,316
Other current assets	2,660,302	2,778,962
	30,619,845	24,840,680
Site restoration fund	1,133,073	783,778
Goodwill (note 2)	22,553,871	11,475,761
Property, plant and equipment	313,609,774	260,526,682
	367,916,563	297,626,901
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	22,093,968	16,943,193
Due to APF Energy Management Inc.	-	3,923,164
Cash distribution payable	4,991,621	3,564,891
	27,085,589	24,431,248
Future income taxes	58,928,769	39,624,685
Long-term debt (note 3)	97,000,000	88,000,000
Site restoration liability	7,077,024	6,227,096
	190,091,382	158,283,029
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 5)	252,336,077	214,405,160
Accumulated earnings	49,205,098	35,588,861
Accumulated cash distributions	(123,715,994)	(110,650,149)
	177,825,181	139,343,872
	367,916,563	$ 297,626,901

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS
(unaudited)

	3 months ended March 31 2003	3 months ended March 31 2002
REVENUE		
Oil and gas	$ 44,092,912	$ 16,790,530
Royalties expense, net of ARTC	(9,091,572)	(3,548,062)
Other	408,880	150,763
	35,410,220	13,393,231
EXPENSES		
Operating	6,718,504	3,742,679
General and administrative	1,374,072	912,508
Management fee	-	337,769
Interest on long-term debt	1,153,144	524,666
Depletion and amortization	9,953,025	6,293,761
Site restoration	721,061	473,190
Capital and other taxes	835,761	371,242
	20,755,567	12,655,815
Income before income taxes and minority interest	14,654,653	737,416
Provision for (recovery of) future income taxes	1,038,416	(1,751,974)
Income before minority interest	13,616,237	2,489,390
Minority interest	-	75,044
Net income	13,616,237	2,414,346
Accumulated earnings - Beginning of year	35,588,861	24,224,117
Accumulated earnings - End of year	$ 49,205,098	$ 26,638,463
Net income per unit (basic and diluted)	$ 0.54	$ 0.14

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	3 months ended March 31 2003	3 months ended March 31 2002
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 13,616,237	$ 2,414,346
Items not affecting cash		
Depletion and amortization	9,953,025	6,293,761
Minority interest	-	75,044
Future income taxes	1,038,416	(1,751,974)
Site restoration	721,061	473,190
Site restoration expenditures	(133,704)	(25,273)
	25,195,035	7,479,094
Net change in non-cash working capital items		
Accounts receivable	(552,513)	(1,657,279)
Other current assets	241,899	(155,208)
Accounts payable and accrued liabilities	1,698,989	898,570
Due to APF Management	(3,923,164)	(407,886)
Cash distribution payable	1,426,731	489,460
	(1,108,058)	(832,343)
Cash distributions	(13,065,845)	(7,989,956)
	11,021,132	(1,343,205)
Investing activities		
Purchase of Hawk Oil	(3,456,736)	-
Additions to property, plant and equipment	(5,566,626)	(3,789,058)
Purchase of oil and natural gas properties	(323,491)	(1,320,059)
Changes in non-cash working capital items - accounts payable	(1,556,923)	(2,437,291)
	(10,903,776)	(7,546,408)
Proceeds on sale of properties	-	719,585
Site restoration fund reserve	(349,296)	(79,727)
	(11,253,072)	(6,906,550)
Financing activities		
Issue of units for cash	27,669	31,687,500
Issue of units for cash under stock options	414,346	109,968
Unit issue costs	(221,077)	(1,801,983)
Repayment of debt - net	1,100,000	(21,250,000)
Distribution of 1% minority interest	-	(75,044)
	1,320,938	8,670,441
Change in cash during the year	1,088,998	420,686
Cash - Beginning of year	950,402	2,042,909
Cash - End of year	2,039,400	$ 2,463,595

Supplemental information (note 6)

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS
(unaudited)

	3 months ended March 31 2003	3 months ended March 31 2002
Oil and gas sales	$ 44,092,912	$ 16,790,530
Other	408,880	150,763
Gross overriding royalties and lessor's royalties	(3,956,888)	(1,335,963)
	40,544,904	15,605,330
Less		
Operating costs	6,718,504	3,742,679
General and administrative	1,023,574	876,567
Management fees	-	337,769
Debt service charges	1,153,144	524,666
Abandonment fund contribution	483,000	105,000
Capital and other taxes	835,761	371,242
Capital expenditures funded from cash flow	5,566,626	-
Discretionary debt repayment	6,077,749	-
	21,858,358	5,957,923
Income subject to the Royalty	18,686,546	9,647,407
99% of income subject to the Royalty	18,499,680	9,550,933
Crown charges, net of the Alberta Royalty Tax Credit	(5,083,337)	(2,189,978)
General and administrative costs of the Trust	(350,498)	(35,941)
	13,065,845	7,325,014
Repayment of capital (working capital reserve)	0	664,942
Cash distributed and available to be distributed	13,065,845	7,989,956
Cash distributed to date	8,074,224	5,162,914
Cash distribution payable	$ 4,991,621	$ 2,827,042
Actual cash distribution declared per unit	$ 0.51	$ 0.45
Opening accumulated cash distributions	$ 110,650,149	$ 72,883,698
Distribution declared and paid	8,074,224	5,162,914
Distribution declared and payable	4,991,621	2,827,042
Closing accumulated cash distributions	$ 123,715,994	$ 80,873,653

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2002 (unaudited)

1. Significant Accounting Policies

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2002.

2. Hawk Acquisition

Effective February 5, 2003, APF Energy acquired all of the issued and outstanding shares Hawk Oil Inc ("Hawk Oil"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

Net assets acquired at assigned values:	
Bank overdraft	$ (5,321)
Other working capital	(629,156)
Property, plant and equipment	57,146,000
Goodwill	11,078,110
Debt assumed	(7,900,000)
Site restoration liability	(262,571)
Future income taxes	(18,265,668)
Total net assets acquired	$ 41,161,394
Financed by:	
Cash	2,856,312
Trust units issued	37,709,979
Acquisition costs	595,103
Total	$ 41,161,394

3. Long-Term Debt

The borrowing base for the credit facility is currently $130 million.
The bank indebtedness is secured by a $175 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts.

4. Financial Instruments

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financial counterparties. The following contracts were outstanding as at March 31, 2003. The estimated market value at March 31, 2003, had the contracts been settled at that time, would have resulted in a reduction of revenues otherwise to be received of $1.9 million.

Year	Term	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
2003	January to December	Natural gas	Swap	1,000 GJ	C$5.80/GJ
2003	April to June	Crude oil	Swap	2,833bbls	US$28.40/bbl
2003	April to October	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
2003	April to December	Natural gas	Swap	5,000 GJ	C$6.72/GJ
2003	July to December	Crude oil	Swap	2,667 bbls	US$27.79/bbl
2003	October to December	Crude oil	Swap	1,167 bbls	US$27.54/bbl

At March 31, 2003, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount	Interest rate
January to May, 2003	$ 10,000,000	3.400% plus stamping fee
January to November , 2003	$ 20,000,000	3.940% plus stamping fee
March, 2003 to February, 2005	$ 20,000,000	3.665% plus stamping fee

The estimated market value of these interest rate contracts at March 31, 2003, had they been settled at that time, would be a cost of $0.14 million.

5. Unitholders Equity

	March 31, 2003		December 31, 2002	
Trust Units	Number of Units	$	Number of Units	$
Balance - Beginning of period	22,942,417	214,405,160	15,583,880	141,068,870
Issued to acquire Hawk Oil	3,990,474	37,709,979	-	-
Issued for Kinwest Acquisition	-	-	3,385,510	36,055,682
Issued for cash	2,598	27,669	3,303,665	32,250,016
Cost of units issued	-	(221,077)	-	(1,860,678)
Issued under management internalization	-	-	608,185	6,337,288
Issued on exercise of options/rights	46,248	414,346	61,177	553,982
	26,981,737	252,336,077	22,942,417	214,405,160

The per unit calculations for the three month period ended March 31, 2003 were based on weighted average trust units outstanding of 25,161,387 (March 31, 2002 – 17,246,729). In computing diluted net income per unit, 51,821 units were added to the weighted average number of units outstanding during the period ended March 31, 2003 (March 31, 2002 – 28,911) for the dilutive effect of employee options and rights to acquire trust units. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

During the three month period ended March 31, 2003, no options or rights were granted to employees to purchase trust units. At March 31, 2003, there were 210,921 trust unit options outstanding, of which 143,791 were exercisable.

	March 31, 2003		December 31, 2002	
		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	**of Options**	**Price**	**of Options**	**Price**
Balance- Beginning of period	244,029	$ 9.13	330,540	$ 9.32
Granted	-	-	-	-
Exercised	(22,834)	8.83	(58,677)	9.05
Cancelled	(10,274)	9.53	(27,834)	11.62
Balance - End of period	210,921	$ 9.14	244,029	$ 9.13
Exercisable - End of period	143,791	$ 8.89	76,488	$ 8.72

During the three month period ended March 31, 2003, there were no trust unit rights granted to employees. At March 31, 2003, there were 400,919 trust unit rights outstanding, of which 99,227 were exercisable.

	March 31, 2003		December 31, 2002	
		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Rights	**of Rights**	**Price**	**of Rights**	**Price**
Balance - Beginning of period	429,333	$ 9.37	-	$ -
Granted	-	-	441,233	9.86
Exercised	(23,414)	9.09	(2,500)	9.73
Cancelled	(5,000)	9.73	(9,400)	9.73
Balance - before price reduction	400,919	$ 9.37	429,333	$ 9.86
Reduction of exercise price	-	(0.15)	-	(0.49)
Balance - End of period	400,919	$ 9.22	429,333	$ 9.37
Exercisable - End of period	99,227	$ 9.09	-	-

The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase of oil and natural gas properties. Therefore it is not possible to determine a fair value under the rights plan.

As it is not possible to determine the fair value of rights under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. The cumulative amount at March 31, 2003 is $145,131 of which $137,021 was included as the proforma compensation cost at December 31, 2002. For the period ended March 31, 2003, the charge to net income for the estimated cost associated with rights granted under the plan would be $8,110.

6. Supplemental Information for the Statements of Cash Flows

	March 31, 2003	March 31, 2002
Cash payments related to certain items		
Interest	$ 915,406	$ 534,761
Distributions to minority interests	-	11,107
Distributions to unitholders	11,639,115	7,500,496
Capital and other taxes	1,163,747	332,035
Non-Cash Transactions		
Issue of units for Hawk Oil Inc.	37,709,979	
Future taxes	18,265,668	
	55,975,647	
Property, plant and equipment	(55,975,647)	

7. Subsequent Events

Purchase of Nycan Energy Corp.

On April 24, 2003, APF announced that 99.5% of the shareholders of Nycan Energy Corp. ("Nycan") had accepted an all cash offer by APF to purchase all of the issued and outstanding shares of Nycan for $2.075 per share. The acquisition resulted in a cash payment of $34.4 million and after taking into account transaction costs of $1.5 million and Nycan's net debt of $6.0 million, will result in a total cost of $41.9 million.

Public Offering

On April 2, 2003, APF closed an equity offering whereby the Agents sold 5,300,000 Trust Units at a price of $10.40 per Trust Unit. The net proceeds of the offering, after deducting expenses of the issue and after the Agents' commissions, was approximately $52.1 and was used to fund the Nycan acquisition and repay debt.

Certain statements in this material may "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. **The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.**

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, V.P. Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1074
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

Exemption # 82-5166



A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF Energy confirms that it is not affected by the proposed regulatory decision to shut-in gas production in northeast Alberta

June 4, 2003 – APF Energy Trust confirms that it is not affected by yesterday's announcement that the Alberta Energy and Utilities Board has proposed a change in policy respecting gas production from the Wabiskaw and McMurray Formations in the Athabasca Oil Sands Area.

While the proposal may impact producers in that region, APF does not have any oil and gas properties in the effected area.

For further information please contact:

Steve Cloutier, President or Alan MacDonald, VP Finance
Telephone (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲ Fax (403) 294-1010
E-mail: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption # 82-5166


03 JUN 25 AM 7:21

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST TO ACQUIRE $98.78 MILLION OF ASSETS AND ISSUE $50 MILLION OF CONVERTIBLE DEBENTURES

Trust to acquire interest in Swan Hills Unit No.1 for $91.75 million, and also completes purchase in Countess core area for $7.03 million

June 17, 2003 - APF Energy Trust ("APF") announces that it has entered into an agreement to acquire a 17% interest in the Swan Hills Unit No.1 (the "Swan Hills Assets") for $91.75 million in cash. The effective date is April 1, 2003 and it is expected that the transaction will close in late July, 2003.

APF also announces that it has acquired incremental production at Countess, its largest gas property (the "Countess Assets"), in southeast Alberta, for $7.03 million in cash. The transaction closed on May 29, 2003.

In conjunction with these acquisitions, APF has entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Scotia Capital, for an offering of $50 million of convertible unsecured subordinated debentures (the "Convertible Debentures"). The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 9.40%, mature on July 31, 2008 and be convertible into trust units of APF at a price of $11.25 per trust unit.

Acquisition of Swan Hills Assets

APF has entered into an agreement to acquire a 17.00139% interest in the Swan Hills Unit No. 1 and an average 50% interest in 14,240 gross acres of up-hole, non-unit rights. Swan Hills is a high quality, light gravity oil (41 degree API) asset with an established reserve life index in excess of 18 years. Upon completion of the transaction, APF's corporate established reserve life index will increase to 11 years.

The Unit is operated by Devon Canada Corporation, which is continuing to develop the reservoir through reef and edge/infill drilling and miscible flood exploitation. Production is obtained from the Swan Hills Beaverhill Lake A and B pools at a depth of 2,500 meters. The pools were discovered in 1957 and to date have recovered over 585 mmbbls of crude oil and 553 bcf of solution gas. There are 190 producing wells which in 2002 averaged 2,103 bbl/d of oil, 1,541 mcf/d of natural gas and 1,030 bbl/d of NGLs net to the interest to be acquired.

The field has been under waterflood since 1965. Miscible flooding, through the injection of hydrocarbon, began in 1985.

The acquisition of the Swan Hills Assets has the following attractive attributes:

- Average daily production during the first quarter of 2003 of approximately 3,097 boe, consisting of 2,807 bbl of oil and natural gas liquids and 1,741 mcf of natural gas. Daily production for the balance of 2003 is expected to average 2,522 boe after taking into account re-injection volumes for the miscible flood.

- Established reserve life index of 18 years (16 years total proved and 8 years proved producing).

- Attractive transaction metrics of $29,896 per flowing boe and $4.46 per established boe of reserves.

- Estimated 2003 operating costs of $7.80 per boe and an all-in royalty rate of 26%.

- Further development potential in up-hole zones.

The Swan Hills Assets have been evaluated by APF's independent engineering consultants, Gilbert Laustsen Jung Associates Ltd. in a report effective April 1, 2003 (the "GLJ Report"), a summary of which is set out below:

Reserve Volumes	Proved Producing	Total Proved	Proved + Probable	Proved + 1/2 Probable
Oil & NGL (mbbl)	7,900	16,866	21,630	19,248
Gas (mmcf)	3,731	7,186	8,680	7,933
Total (mboe)	8,522	18,064	23,077	20,570

Reserve Values	Proved Producing	Total Proved	Proved + Probable	Proved + 1/2 Probable
NPV 10%	67,630	83,539	119,321	101,430
NPV 12%	63,378	74,250	104,953	89,601
NPV 15%	58,091	63,477	88,379	75,928

Notes regarding tables: Gas converted at 6 mcf = 1 boe. NGL converted at 1 bbl = 1 boe. "Established Reserves" are 100% of proved reserves plus 50% of probable reserves. The net present value of future cash flow ("NPV") is after deduction of estimated future capital expenditures, royalty burdens, operating expenses and abandonment costs and prior to any provision for income taxes, debt service charges and general and administrative expenses. It should not be assumed that the NPV is representative of the fair market value of the assets. NPV is based on GLJ's escalated price forecast as of April 1, 2003, which assumes a base 2003 oil price of US$29.25 per barrel and an AECO price of

C$6.25/mmbtu for gas (0.95 mcf = 1 mmbtu), both for the remainder of the calendar year. Reserves are gross company interest reserves before deduction of royalties. Columns may not add due to rounding.

The GLJ Report estimates that the Swan Hills Assets will generate cash flow from April 1, 2003 to December 31, 2003 of $15 million, on a proved producing basis.

Closing is expected to occur in late July, following the expiry of rights of first refusal ("ROFR") held by third parties. As ROFRs encumber all of the Swan Hills Assets, it is possible that the exercise of those ROFRs would result in APF not acquiring any of the Swan Hills Assets. APF has paid a deposit of $9.175 million, which would be repaid should the ROFRs be exercised.

Acquisition of Countess Assets

APF has also completed the acquisition of gas production and deep rights in its core area of Countess, located in southeast Alberta.

The Countess assets are an overlay on existing APF lands in the northern part of the field and are currently producing 1.2 mmcf per day, principally from the Mannville and Basal Colorado formations. APF's daily production at Countess is approximately 9.3 mmcf from the shallower Medicine Hat and Milk River zones. In addition to the current production, the acquisition of these deeper rights with an average 73% working interest provides the Trust with an opportunity to add to its inventory of development drilling prospects.

Convertible Debentures

APF has entered into an agreement to sell $50 million of Convertible Debentures on a bought deal basis. The issue is being bought by a syndicate of underwriters led by Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners.

The net proceeds of the offering will be used by the Trust to fund the acquisition of the Swan Hills Assets, for acquisitions of other minor properties and initially as a temporary repayment of its indebtedness. If the acquisition of the Swan Hills Assets is not completed, the Trust will use the net proceeds of the offering to temporarily repay a portion of its committed revolving credit facility and invest in short term money market instruments and ultimately use such funds for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions.

Purchasers of the Convertible Debentures will receive interest semi-annually with the first interest payment on January 31, 2004. The offering is expected to close on or before July 3, 2003. The issue will be offered in all provinces of Canada and to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the Securities Act of 1933 and internationally as permitted.

Other Information and Management Comments

In addition to the net proceeds realized on the issuance of the Convertible Debentures, APF has arranged a new credit facility with its lenders (the "New Facility"). The New Facility will increase

APF's revolving loan to $180 million. Pro forma both acquisitions, it is expected that bank debt will be approximately $139 million. Together with the subordinated debt, represented by the Convertible Debentures, total debt will be approximately $189 million. All figures assume that the Swan Hills transaction is completed without ROFRs being exercised.

"Swan Hills is a world-class reservoir", commented Steve Cloutier, President of APF. "We have always stated that APF is driven by business opportunities and the prospects of acquiring this kind of asset and increasing the Trust's reserve life index substantially in the same transaction is something we believe current and prospective unitholders will value". The Swan Hills Assets will boost APF's corporate reserve life index from approximately 9 years to 11 years on an established basis.

Martin Hislop, APF's Chief Executive Officer, noted that the agreement to acquire Swan Hills allowed APF to take advantage of a tremendous buying opportunity. "Although our recent merger and acquisition activity has been focused on natural gas, a fundamental component to our business plan is to buy assets that will add value. Swan Hills fits into that plan very well."

With the Swan Hills and Countess acquisitions, APF's daily production will increase to approximately 16,150 boe per day, of which 61% will be oil and natural gas liquids. Capital expenditures for 2003 on drilling and optimization initiatives, which had been forecast at approximately $25 million, will be increased to $30-35 million as a result of APF's M&A activity since the beginning of the year. Taking into account the corporate acquisitions of Hawk Oil in February and Nycan Energy in April, the Swan Hills and Countess purchases will push total 2003 acquisitions to almost $200 million. Each of these transactions has added to APF's inventory of drilling prospects.

Cash flow and distributions per unit are expected to remain stable. However, as a result of the long-life of the Swan Hills Assets, APF's reserves per unit will increase 17%. Moreover, total general and administrative costs per boe are expected to decline as the acquisition of the non-operated interest at Swan Hills will not result in any material incremental staffing costs.

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF are traded on the Toronto Stock Exchange under the symbol "AY.UN".

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information, please contact:

APF Energy Inc.
Steve Cloutier, President or Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

Exemption # 82-5166



A P F   E N E R G Y   T R U S T

NEWS RELEASE
TSX: AY.UN

APF Energy Trust announces monthly distribution of $0.20 per unit

Trust maintains its basic distribution at $0.175 per month, and declares a special distribution of $0.025

June 19, 2003 – APF Energy Trust announces that its next monthly distribution will be $0.20 per trust unit, comprised of a basic payment of $0.175 and a special payment of $0.025. Payment will be made on July 15, 2003, to unitholders of record on June 30, 2003. The ex-distribution date is June 26, 2003.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. Not for distribution to U.S. newswire services or for distribution in the U.S.

For further information please contact:

Steve Cloutier, President or Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com